Form 10-K, Exhibit 13
period 1994-01-01
SNAP ON TOOLS CORP
filed 1994-03-18
CIK 91440

                                                       SNAP-ON TOOLS CORPORATION

FINANCIAL REVIEW CONTENTS

Managment's Discussion----------16

Consolidated
Financial Statements------------21

Notes to Consolidated
Financial Statements------------25

Auditor's Report----------------35

Eleven-year Summary-------------36




MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
===============================================================================

The management of Snap-on Tools Corporation is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Corporation maintains internal control systems designed to provide reasonable assurance that the Corporation's financial records reflect the transactions of the Corporation and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts operational audits to evaluate the adequacy of internal controls and accounting practices.

The Corporation's consolidated financial statements have been audited by Arthur Andersen & Co., independent public accountants, whose report thereon appears on page 35. As part of its audit of the Corporation's consolidated financial statements, Arthur Andersen & Co. considered the Corporation's system of internal controls to the extent it deemed necessary to determine the nature, timing, and extent of its audit tests. Management has made available to Arthur Andersen & Co. the Corporations financial records and related data.

The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Corporations financial reporting and accounting practices. The Committee meets periodically and independently with management, internal auditors, and the independent public accountants to discuss the Corporations internal accounting controls, auditing, and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  Fiscal Years 1993, 1992, 1991

RESULTS OF OPERATIONS
===============================================================================

OVERVIEW - 1993 consolidated net sales increased 15.1% following an increase of 11.6% in 1992.Sales in 1993 benefited from full-year results for Sun Electric Corporation ("Sun"), which has been included only in the fourth quarter of 1992.Sales gains were strongest in Europe (largely attributable to Sun) and in other non-U.S. markets, particularly Japan.North American sales grew modestly, reflecting the inclusion of Sun sales and improved demand for power tools and diagnostic equipment.

 Consolidated net earnings increased 30.1% in 1993, reflecting a more favorable sales mix of Snap-on manufactured product, lower operating expenses as a percent of net sales, and a break-even year for Sun, which reported a loss in 1992.Net earnings for 1992 increased 92.5% over 1991, including the effect of a 1991 accounting change for Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than
Pensions. "Excluding the charge, net warnings for 1992 decreased 9.9% from 1991. The 1992 earnings benefited from a LIFO inventory adjustment.


(Amounts in thousands)                             1993      1992        1991*
- -------------------------------------------------------------------------------
NET EARNINGS                                     $85,812    $65,975    $34,277
- -------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE                          $2.02      $1.56      $0.82
- -------------------------------------------------------------------------------

* 1991 net earnings excluding the SFAS 106 accounting change were $73.2 million or $1.75 per share.

Sales - Sales in North America increased 4.9% in 1993, reflecting the inclusion of Sun revenues for the full year. North American sales, excluding Sun, declined 0.5%. U.S. sales were virtually unchanged, while sales in Canada rose 3.0% and Mexico declined 6.7%.

 The Corporations sales in Europe were up 78.3%, again due to the full-year inclusion of Sun and strong demand for Suns vehicle emissions test equipment in Germany, which became the first Common Market country to implement a new emissions testing regulation in 1993. The 1993 revenue generated by the start-up of the Germany program was a one-time occurrence. However, the Corporation expects additional countries to begin similar programs over the next several years. Unit volume increased in the United Kingdom. Excluding Sun, net U.K. revenue rose in local currency, but declined in U.S. dollars after adjustments for currency translations.

 Sales in other markets increased 60.9% after increasing 110.8% in 1992. Sales in 1993 increased strongly in Japan and Australia and benefited from the full-year inclusion of Sun as well as the expansion of the Corporations Japanese dealer force.


(Amounts in thousands)                            1993        1992       1991
- ------------------------------------------------------------------------------
NORTH AMERICAN SALES (U.S., CANADA, MEXICO)     $881,817   $840,350   $794,768
- ------------------------------------------------------------------------------
EUROPEAN SALES                                   198,941    111,598     71,711
- ------------------------------------------------------------------------------
OTHER SALES                                       51,252     31,852     15,112
- ------------------------------------------------------------------------------
TOTAL SALES                                   $1,132,010   $983,800   $881,591
- ------------------------------------------------------------------------------

 The Corporations four product groups experience varying unit volume levels from year to year. Hand tool volume, which declined slightly in 1993, is expected to grow slowly within the U.S. automotive service market due to improved vehicle quality, vehicle designs requiring fewer fasteners, and reduced turnover within a maturing technician population. Storage unit volume was flat during 1993 after a year of heavy promotion in 1992. Growth for both the hand tool and tool storage product groups will be driven by penetration of international markets,expansion in the industrial market, and development of new products and brands. Power tools volume increased, benefiting from an expanded product line, improved quality, and greater market acceptance.Diagnostics and shop equipment recorded strong, double-digit gains,reflecting the inclusion of a full year of Sun and the successful introduction of an expanded line of products and technologies to diagnose and service air conditioning systems and transmissions, and to test vehicle emissions. Strong demand for emissions equipment and related diagnostics in Germany offset soft demand in this product page
- ----
16

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  Fiscal Years 1993, 1992, 1991

RESULTS OF OPERATIONS  continued
===============================================================================

category elsewhere in Europe. Adoption of new vehicle technologies,product extensions, and new government regulations are expected to drive growth in this category. Additional sales will also come from expanded technician training services offered by the Corporation.

 During the year, the Corporation increased prices by varying degrees in each of its product groups. List price increases averaged 3.5% in 1993 and 4.1% in 1992. However, promotional activities reduced the revenue benefit of these price increases.

COST AND PROFIT MARGINS - Gross profit margins were 52.6% in 1993, compared with 51.8% in 1992 and 49.6% in 1991. Three factors were primarily responsible for the higher 1993 gross margin: a more favorable mix of Snap-on-manufactured product; continued manufacturing cost reduction efforts; and a modest increase in the number of Corporation-employed sales representatives. Sales made by the Corporations employed sales force are recorded at full retail prices rather than the discounted prices charged to dealers. This employed sales force has been expanded to permit prospective franchised dealers to work in the business before committing to a franchise investment, and as a result of the expanded Snap-on/Sun Tech Systems sales force. While higher sales prices recorded for employee representatives improved gross margins, the gain was offset by higher payroll expenses.

 Operating expenses as a percent of net sales declined to 39.6% compared with 40.0% in 1992 and 35.6 % in 1991. However, operating expenses increased by $55.1 million in 1993 following an increase of $79.9 million in 1992. Factors contributing to these increased operating expenses in 1993 included full-year operating costs associated with Sun; additional payroll expense with the addition of more sales representatives and expansion of the Snap-on/Sun Tech Systems sales force; expenses of J.H. Williams, acquired in September, 1993; one-time expense associated with the consolidation of inventory in four regional distribution centers and customer service into eight regional centers; and expanded selling effort in international markets. These expense increases were partially offset by reduced legal expenses.

 Factors contributing to increased operating expenses in 1992 included costs associated with Sun, new payroll expenses related to the addition of sales representatives and the expansion of Tech Systems, and legal expenses.

 Changes in the discount rate and actuarial assumptions used in computing pension and postretirement health care, along with other factors, will increase these costs by approximately $6.5 million in 1994 compared with 1993 with the majority of the increase appearing in operating expenses.

 In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 112, "Employers Accounting for Postemployment Benefits." This statement establishes accounting standards for employers who provide certain benefits to former or inactive employees, their beneficiaries, and covered dependents after employment but before retirement. The Corporation will adopt this statement in the first quarter of 1994. The Corporation believes the effect of adopting this new standard will not be material to its financial condition or results of operations.

OTHER INCOME AND EXPENSES - Interest expense in 1993 totaled $11.2 million, largely as a result of the long-term debt incurred from the acquisition of Sun. The Corporation anticipates lower interest expense in 1994.

(Amounts in thousands)                              1993       1992       1991
- ------------------------------------------------------------------------------
INTEREST EXPENSE                                $(11,198)   $(5,969)   $(5,250)
- ------------------------------------------------------------------------------
INTEREST INCOME                                    1,971      2,100      1,209
- ------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)                            (1,215)    (2,231)    (1,300)
- ------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                    $(10,442)   $(6,100)   $(5,341)
- ------------------------------------------------------------------------------


                                                                            page
                                                                              17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  Fiscal Years 1993, 1992, 1991

RESULTS OF OPERATIONS continued
===============================================================================

INCOME TAXES - The Corporation adopted in the first quarter of 1992 Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS 109, the balance sheet reflects deferred tax assets and liabilities and the tax benefit of net operating loss carryforwards at enacted tax rates to the extent that realization of such benefits is more likely than not.

 As a result of the enactment of the Budget Reconciliation Act of 1993,the Corporation was required to pay federal income taxes at 35% rather than 34% retroactive to January 1, 1993. In accordance with SFAS No.109, the Corporation adjusted its deferred income tax balances and current taxes payable on the enactment date. The impact of adjusting net deferred tax benefits to the current federal rate resulted in a reduction in the tax provision of $2.2 million or approximately $.05 per share.

 The Corporation has recorded significant deferred tax assets related to costs absorbed in inventories, employee benefits, reserves and accruals not currently deductible, and other items. Based upon the historical performance of the Corporation, it is expected that these items will be realized through future taxable income.

 A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Corporation has U.S. tax net operating loss carryforwards (NOLs) as a result of the Sun acquisition totaling $68.0 million which expire as follows: 1998 - $15.7 million; 2000 - $11.3 million; 2001 - $13.4 million; 2002 - $1.3 million; 2004 - $14.0 million;
2006 - $11.9 million; and 2007 - $0.4 million. The Corporation has assessed the likelihood of utilization of these losses. The U.S. NOLs are expected to be realized through restructuring of equipment operations. The merger of the Snap-on and Sun technical systems sales teams has been completed. It is expected that synergies between product lines and sales efforts will produce expanded sales and service support at lower cost. A $3.7 million valuation allowance has been established based upon an analysis of future utilization of these NOLs. The valuation allowance offsets a portion of the deferred income tax benefits recorded as a long-term asset.

 The Corporation also has non-U.S. NOLs of $17.9 million primarily resulting from operations in Australia, Brazil, and the Netherlands. These losses may be carried forward indefinitely. A valuation allowance has been established in the amount of $5.8 million. These subsidiaries have a history of prior operating losses during a period of aggressive new market development. If the realization of these benefits becomes more likely than not in the future, the valuation allowance will be reduced or eliminated.

 The Corporations effective tax rate was 37.1% in 1993, 39.8% in 1992, and 38.2% in 1991 (before the cumulative effect of the accounting change for postretirement benefits). See Note 6 for the reconciliation of the Corporations effective tax rate.

OTHER MATTERS - During 1993, the Corporation refocused its business on its key markets and services automotive and transportation service; diagnostics and shop equipment; industrial; and financial services. Following shareholder approval of a holding company business format at the 1993 annual meeting, operating units were created to address these markets Snap-on Tools, Snap-on Diagnostics, Snap-on Industrial, and Snap-on Financial Services. This organizational change is intended to make the Corporation more responsive to the different needs of the markets it serves, while improving its focus on asset utilization and value creation.

 Assets relating to customer and dealer financing activities were transferred to Snap-on Financial Services, Inc., a new corporation, at mid-year. Subsequently, Snap-on Credit Corporation, a subsidiary company, was formed to manage certain credit services for the Corporation. Credit and leasing programs page
18

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  Fiscal Years 1993, 1992, 1991

RESULTS OF OPERATIONS continued
===============================================================================

support the sale of the Corporations products and services, especially higher-value products such as diagnostics and other shop equipment, when traditional lending sources are not readily available to customers.

 In September, 1993, the Corporation acquired the assets of J.H. Williams Industrial Products, Inc., and formed a new company named J.H. Williams Company. Williams is a manufacturer of industrial-quality hand tools sold through industrial distributors and directly to the U.S. Government and original equipment manufacturers. The acquisition of Williams will enable the Corporation to enter the industrial distribution channel and pursue additional opportunities in markets not previously served. The Corporation intends to operate Williams as a separate company, with its own manufacturing facilities, sales force, and brand name.

 Also during 1993, the Corporation continued to focus on its dealer program. Among the steps taken were a program to convert existing dealers to its franchise program, which the Corporation started in 1991 (resulting in approximately 2,600 U.S. dealers being franchised at year-end); the first elections for a National Dealer Advisory Council; and a new program allowing franchised dealers, under certain conditions, to operate a second van within their franchise, and to acquire additional franchises. The Corporation, through Snap-on Credit Corporation, also developed new, optional financing and vehicle programs for new dealers.


FINANCIAL CONDITION
==============================================================================


OVERVIEW - The Corporation ended 1993 in strong financial condition. The Corporations balance sheet remained solid, with long-term debt amounting to a modest 14.2% of shareholders equity.

LIQUIDITY - The Corporations working capital increased by $31.0 million in 1993 and by $25.6 million in 1992. Its ratio of current assets to current liabilities stood at 2.8 at the end of 1993 compared with 2.6 at the end of 1992. Cash and short-term investments stood at $6.7 million, a decrease of $52.2 million from the previous year. The major reasons for the reduction in the net cash provided by operating activities was an increase in accounts receivable and inventories.

 Accounts receivable increased by $31.9 million, to $539.9 million, primarily as a result of increased sales of higher-value equipment. A majority of the Corporations accounts receivable reflects the purchase of dealers customers extended credit purchase agreements. These installment contracts currently average approximately 18 months in duration. The remaining accounts receivable include those from dealers, industrial customers, and governments. Total write-offs for bad debts increased in 1993 to 2.6% of average accounts receivable from 1.9% of average accounts receivable in 1992. The increase reflected an interruption in collection efforts during the transition to eight regional customer service centers and a slight reduction in the number of dealers available to collect amounts owed. The Corporation believes that the creation of its new credit company and consolidation of billing and credit services in regional customer service centers will enhance its ability to manage credit risks and reduce the 1993 bad debt experience rate.

   Inventories increased by $32.8 million in 1993. The increase primarily reflected expansion of inventories during the transfer from 48 branch warehouses for consolidation in page
                                                                              19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  Fiscal Years 1993, 1992, 1991

RESULTS OF OPERATIONS continued
===============================================================================

four regional distribution centers. Inventory levels declined by $27.0 million in the fourth quarter following completion of the consolidation program. The Corporation expects a further reduction in inventory during 1994.


(Amounts in thousands)                                         1993       1992
- ------------------------------------------------------------------------------
CURRENT ASSETS                                             $854,598   $832,603
- ------------------------------------------------------------------------------
CURRENT LIABILITIES                                        (308,037)  (317,074)
- ------------------------------------------------------------------------------
WORKING CAPITAL                                            $546,561   $515,529
- ------------------------------------------------------------------------------
CURRENT RATIO                                              2.8 TO 1   2.6 TO 1
- ------------------------------------------------------------------------------


   Short-term debt at the end of 1993 was $66.3 million, down slightly from $66.9 million at the end of 1992. Current maturities of long-term debt (classified in Other Accrued Liabilities) were $2.0 million at the end of 1993 and $.6 million at the end of 1992. In addition, at year-end 1993, the Corporation had $75.0 million of short-term commercial notes payable outstanding that was classified as long-term since it is the Corporations intent to refinance this debt on a long-term basis. The Corporation expects to retire the debt classified as short-term in 1994 through cash generated from operations.

   At year-end 1993, the Corporation had bank credit lines totaling $96.1 million for short-term borrowing, including support of commercial paper issuance. These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, and pay dividends. The Corporations high credit rating over the years has ensured that external funds are available at reasonable cost. At year-end 1993, the Corporations long-term debt ratings established by Moodys Investors Service and Standard and Poors were Aa3 and AA, respectively. The strength of the Corporations balance sheet, as evidenced below, provides ample opportunity to expand operations and make strategic acquisitions.


(Amounts in thousands)                                         1993       1992
- ------------------------------------------------------------------------------

LONG-TERM DEBT AS A % OF
SHAREHOLDERS EQUITY                                           14.2%      14.0%
- ------------------------------------------------------------------------------
TOTAL DEBT AS A % OF TOTAL CAPITAL                            19.3%      19.5%
- ------------------------------------------------------------------------------
TOTAL DEBT AS A % OF SHAREHOLDERS EQUITY                      23.9%      24.2%
- ------------------------------------------------------------------------------


CAPITAL EXPENDITURES - Capital investments in 1993 included development and reconfiguration of regional customer service centers, enlargement of a distribution center in Robesonia, Pa., normal replacement and upgrading of manufacturing facilities and equipment, and the development by Systems Control, Inc., a subsidiary of Sun, of vehicle emissions test sites in the state of Washington as well as preliminary site work for similar test facilities for a contract awarded by the state of Maine. The Corporation anticipates capital expenditures totaling approximately $35 million in 1994.


(Amounts in thousands)                                         1993       1992
- ------------------------------------------------------------------------------
CAPITAL EXPENDITURES                                        $33,248    $21,081
- ------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION                               $32,131    $29,457
- ------------------------------------------------------------------------------

DIVIDENDS - The Corporation currently maintains a policy which calls for the payment of approximately 35% of net earnings in dividends. Although earnings results in recent years have resulted in a payout in excess of this percentage, the Corporation has maintained its current dividend rate. The Corporation anticipates returning to its historical payout ratio through continued earnings improvement, as evidenced by results for 1993, rather than through payout reduction. The Corporation has paid consecutive quarterly cash dividends since 1939.


(Amounts in thousands)                                         1993       1992
- ------------------------------------------------------------------------------
CASH DIVIDENDS PAID                                         $45,942    $45,718
- ------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE                               $1.08      $1.08
- ------------------------------------------------------------------------------
CASH DIVIDENDS AS % OF NET INCOME                             53.5%      69.3%
- ------------------------------------------------------------------------------


page
20

                                                      SNAP-ON TOOLS CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS
===============================================================================



(Amounts in thousands except share data) for fiscal years            1993           1992          1991
- ------------------------------------------------------------------------------------------------------
NET SALES                                                      $1,132,010       $983,800      $881,591
COST OF GOODS SOLD                                                536,282        474,387       443,906
- ------------------------------------------------------------------------------------------------------
Gross profit                                                      595,728        509,413       437,685
OPERATING EXPENSES
Selling                                                           327,451        298,380       252,476
Marketing and distribution                                         76,688         79,780        67,651
Research and engineering (Note 1i)                                 27,700         21,142        16,569
Administrative                                                     78,071         58,082        34,012
Installment contract income, net of operating expenses            (61,115)       (63,646)      (56,890)
- ------------------------------------------------------------------------------------------------------
Total operating expenses                                          448,795        393,738       313,818
- ------------------------------------------------------------------------------------------------------
Earnings from operations                                          146,933        115,675       123,867
OTHER INCOME (EXPENSE)
Interest expense                                                  (11,198)        (5,969)       (5,250)
Other income (expense)-net                                            756           (131)          (91)
- ------------------------------------------------------------------------------------------------------
Total other income (expense)                                      (10,442)        (6,100)       (5,341)
- ------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      136,491        109,575       118,526
INCOME TAXES (Note 1j and 6)                                       50,679         43,600        45,300
- ------------------------------------------------------------------------------------------------------
Net earnings before cumulative effect of accounting change         85,812         65,975        73,226
Cumulative effect of accounting change, net of $23.9 million
 of income taxes (Note 1c)                                              -              -       (38,949)
- ------------------------------------------------------------------------------------------------------
NET EARNINGS                                                     $ 85,812        $65,975       $34,277
- ------------------------------------------------------------------------------------------------------
EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Before cumulative effect of accounting change                       $2.02          $1.56         $1.75
Cumulative effect of accounting change, net of taxes (Note 1c)          -              -          (.93)
- ------------------------------------------------------------------------------------------------------
EARNINGS PER WEIGHTED AVERAGE COMMON SHARE                          $2.02          $1.56          $.82
- ------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                     42,570,783     42,343,781    41,821,768
- ------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.



                                                                            page
                                                                              21

CONSOLIDATED BALANCE SHEETS
===============================================================================


(Amounts in thousands)                                            January 1, 1994       January 2, 1993
- -------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 1d)                                      $  6,729              $ 58,973
Accounts receivable, less allowance for doubtful accounts of $14.9
million in 1993 and $12.6 million in 1992 (Note 1e)                       539,949               508,092
Inventories (Notes 1f and 3)                                              249,102               216,262
Prepaid expenses and other assets                                          58,818                49,276
- -------------------------------------------------------------------------------------------------------
Total current assets                                                      854,598               832,603

PROPERTY AND EQUIPMENT, NET (NOTE 1G)                                     224,810               226,498
DEFERRED INCOME TAX BENEFITS (NOTES 1J AND 6)                              53,819                49,192
INTANGIBLE AND OTHER ASSETS                                                85,706                64,120
- -------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $1,218,933            $1,172,413
- -------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES
Accounts payable                                                         $ 57,280              $ 45,009
Notes payable                                                              66,288                66,903
Accrued compensation                                                       33,515                40,061
Dealer deposits                                                            62,153                62,756
Accrued income taxes                                                        8,474                17,364
Other accrued liabilities                                                  80,327                84,981
- -------------------------------------------------------------------------------------------------------
Total current liabilities                                                 308,037               317,074

LONG-TERM DEBT (NOTE 5)                                                    99,683                93,106
DEFERRED INCOME TAXES (NOTES 1J AND 6)                                      7,413                 4,867
RETIREE HEALTH CARE BENEFITS (NOTE 9)                                      70,791                67,870
OTHER LONG-TERM LIABILITIES (NOTE 8)                                       31,346                24,831
- -------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                         517,270               507,748
- -------------------------------------------------------------------------------------------------------
SHAREHOLDERS EQUITY (NOTES 10 AND 11)
Preferred stock-authorized 15,000,000 shares of $1 par value;
none outstanding                                                                -                     -
Common stock-authorized 125,000,000 shares of $1 par value;
issued 42,818,696 and 42,414,962 shares                                    42,819                42,415
Additional contributed capital                                             52,153                40,312
Retained earnings                                                         632,022               592,152
Foreign currency translation adjustment (Note 1k)                         (16,019)              (10,214)
Less: Treasury stock at cost 250,000 shares                                (9,312)                    -
- -------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                701,663               664,665
- -------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $1,218,933            $1,172,413
- -------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these statements.


page
- ----
22

                                                      SNAP-ON TOOLS CORPORATION


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
===============================================================================



(Amounts in thousands) for fiscal years                              1993         1992         1991
- ---------------------------------------------------------------------------------------------------
COMMON STOCK
Amount at beginning of year                                       $42,415      $42,211      $41,277
Shares issued under stock purchase and option plans                   389          186          230
Dividend reinvestment plan                                             15           18           15
Acquisition of Balco, Inc. (Note 2)                                     -            -          689
- ---------------------------------------------------------------------------------------------------
Amount at end of year                                              42,819       42,415       42,211

ADDITIONAL CONTRIBUTED CAPITAL
Amount at beginning of year                                        40,312       35,576        9,333
Additions from stock purchase and option plans                     10,477        4,178        4,872
Tax benefit from certain stock options and other items                804            -          440
Dividend reinvestment plan                                            560          558          457
Acquisition of Balco, Inc. (Note 2)                                     -            -       20,474
- ---------------------------------------------------------------------------------------------------
Amount at end of year                                              52,153       40,312       35,576

RETAINED EARNINGS
Amount at beginning of year                                       592,152      571,895      582,704
Net earnings for the year                                          85,812       65,975       34,277
Dividends paid in cash $1.08 per common share in 1993,
1992 and 1991                                                     (45,942)     (45,718)     (45,086)
- ---------------------------------------------------------------------------------------------------
Amount at end of year                                             632,022      592,152      571,895

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Amount at beginning of year                                       (10,214)       3,037        3,089
Net currency translation adjustment for the year                   (5,805)     (13,251)         (52)
- ---------------------------------------------------------------------------------------------------
Amount at end of year                                             (16,019)     (10,214)       3,037
- ---------------------------------------------------------------------------------------------------
TREASURY STOCK (250,000 SHARES) AT COST                            (9,312)           -            -
- ---------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                       $701,663     $664,665     $652,719
- ---------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these statements.


                                                                            page
                                                                            ----
                                                                              23

SNAP-ON TOOLS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
===============================================================================


- ------------------------------------------------------------------------------------------------------------
(Amounts in thousands) for fiscal years                                    1993          1992           1991
- ------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                           $ 85,812       $65,975        $34,277
Adjustments to reconcile net earnings to net cash provided by operating activities:
 Cumulative effect of accounting change (Note 1c)                            -             -          38,949
 Depreciation (Note 1g)                                                  29,006        25,484         24,041
 Amortization                                                             3,125         3,973          1,578
 Deferred income tax provision (Notes 1j and 6)                          (7,993)       (6,005)        (7,134)
 Gain on sale of assets                                                    (569)         (250)          (737)
 Changes in operating assets and liabilities net of effects of acquisitions:
 (Increase) decrease in accounts receivable                             (36,869)       (5,458)         1,839
 (Increase) decrease in inventories                                     (35,017)        5,928         27,312
 Increase in prepaid expenses                                           (10,938)       (4,829)        (1,627)
 Increase (decrease) in accounts payable                                 11,915        (8,202)        (5,700)
 Increase (decrease) in accruals, deposits, and other long-term
 liabilities                                                             (9,057)       23,330         19,185
- ------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                29,415        99,946        131,983
- ------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                    (33,248)      (21,081)       (23,447)
Acquisition of businesses                                               (14,657)     (110,719)             -
Disposal of property and equipment                                       11,261         3,379          5,796
(Increase) decrease in other noncurrent assets                          (10,163)       (3,609)         1,474
- ------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (46,807)     (132,030)       (16,177)
- ------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of long-term debt (Note 5)                                         (752)       (8,332)          (448)
Increase in long-term debt                                                9,428        78,650              -
Increase (decrease) in notes payable (Note 5)                               354        52,503        (76,500)
Purchase of treasury stock                                               (9,312)            -              -
Proceeds from stock purchase and option plans (Note 10)                  12,245         4,940         10,626
Cash dividends paid                                                     (45,942)      (45,718)       (45,086)
- ------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     (33,979)       82,043       (111,408)
- ------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                            (873)       (1,916)           (52)
- ------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        (52,244)       48,043          4,346
Cash and cash equivalents at beginning of year                           58,973        10,930          6,584
- ------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $ 6,729       $58,973        $10,930
- ------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these statements.



page
- ----
24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        FISCAL YEARS 1993, 1992, 1991
===============================================================================

Note 1 Summary of Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

A. PRINCIPLES OF CONSOLIDATION: The Corporation consolidates the accounts of all its subsidiaries, all of which are wholly owned. Significant intercompany transactions are eliminated.

B. ACCOUNTING PERIOD: The Corporations accounting period ends on the Saturday nearest December 31. The 1993, 1992, and 1991 fiscal years ended on January 1, 1994, January 2, 1993, and December 28, 1991.

C. ADOPTION OF NEW ACCOUNTING PRINCIPLES: In 1991, the Corporation elected early adoption of the accounting provisions of the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard, issued in 1990, requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service rather than the Corporations past practice of recognizing these costs on a cash basis. As part of adopting the standard, the Corporation recorded in the first quarter, 1991, a one-time, non-cash charge against earnings of $62.8 million before taxes and $38.9 million after taxes, or $.93 per share. This cumulative adjustment as of the beginning of 1991 represents the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to that date.

     Effective the beginning of 1992, the Corporation elected early adoption of SFAS No. 109, "Accounting for Income Taxes." Under this statement, deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. The adoption of this statement did not have a material effect on the 1992 consolidated results of operations or financial condition of the Corporation.

D. CASH EQUIVALENTS: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

E. ACCOUNTS RECEIVABLE: Accounts receivable includes installment receivable amounts which are due subsequent to one year from balance sheet dates. These amounts were approximately $27.9 million and $25.2 million at the end of 1993 and 1992.

     Gross installment receivables amounted to $456.3 million and $463.2 million at the end of 1993 and 1992. Of these amounts, $89.4 million and $95.4 million, represented unearned finance charges at the end of 1993 and 1992.

F. INVENTORIES: Inventories are stated at the lower of cost or market. Cost elements include the cost of raw materials, direct labor, and overhead incurred in the manufacturing process. For detailed inventory information, refer to Note 3.

G. PROPERTY AND EQUIPMENT: Land, buildings, and machinery and equipment are carried at cost. Depreciation and amortization are provided for primarily using the straight-line depreciation method.

     The estimated service lives of property and equipment are principally as follows:

- --------------------------------------------------------------------------------
BUILDINGS AND IMPROVEMENTS                                      15 to 45 years
- --------------------------------------------------------------------------------
MACHINERY AND EQUIPMENT                                          3 to 15 years
- --------------------------------------------------------------------------------
TRANSPORTATION VEHICLES                                          2 to  5 years
- --------------------------------------------------------------------------------

     The costs and related accumulated depreciation of the Corporations property and equipment values were as follows for fiscal years ended:


(Amounts in thousands)                                     1993           1992
- -------------------------------------------------------------------------------
LAND                                                    $27,209        $25,647
- -------------------------------------------------------------------------------
BUILDINGS AND IMPROVEMENTS                              142,438        139,573
- -------------------------------------------------------------------------------
MACHINERY AND EQUIPMENT                                 282,222        279,064
- -------------------------------------------------------------------------------
                                                        451,869        444,284
- -------------------------------------------------------------------------------
LESS ACCUMULATED DEPRECIATION                          (227,059)      (217,786)
- -------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - NET                           $224,810       $226,498
- -------------------------------------------------------------------------------

H. INTANGIBLES: The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is included in intangible and other assets in the accompanying consolidated balance sheets and is being amortized principally over 20 years on a straight-line basis. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Goodwill (net of accumulated amortization) was $48.1 million and $38.9 million at the end of 1993 and 1992. Amortization of goodwill amounted to $2.8 million, $2.4 million, and $.5 million for 1993, 1992, and 1991. Accumulated amortization of goodwill was $6.2 million, and $3.4 million at the end of fiscal years 1993 and 1992.


                                                                            page
                                                                            ----

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       Fiscal Years 1993, 1992, 1991
===============================================================================

I. RESEARCH AND ENGINEERING: Research and engineering costs are charged to expense in the year incurred.

J. INCOME TAXES: Deferred income taxes are provided on temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. For detailed tax information, refer to Note 6.

K. FOREIGN CURRENCY TRANSLATION: The financial statements of the corporations non-U.S. subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) NO. 52, "Foreign Currency Translation." Net assets of certain non-U.S. subsidiaries whose "functional" currencies are other than the U.S. dollar are translated at current rates of exchange. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of shareholders' equity. Transaction gains and losses are reported in net income and were not material in any year.

L. FRANCHISE FEE REVENUE: Franchise fee revenue is recognized as the fees are received. Revenue from franchise fees was not material in any year.

M. RECLASSIFIED PRIOR YEAR AMOUNTS: Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE 2 ACQUISITIONS

On October 2, 1992, the Corporation acquired Sun Electric Corporation ("Sun"). Sun is primarily engaged in the design, manufacture, marketing and service of diagnostic, test, and service equipment, together with information and management systems, for the motor vehicle service industry and for motor vehicle manufacturers. The total purchase price of approximately $115 million was financed with available cash of approximately $40 million and the issuance of debt of approximately $75 million. The acquisition was accounted for as a purchase, and the results of Sun have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. This allocation resulted in goodwill of approximately $30 million, which is being amortized over 20 years.

   The unaudited consolidated results of operations on a pro forma basis as though Sun had been acquired as of the beginning of 1992 and 1991 are as follows:


(Amounts in thousands except per share data)               1992           1991
- -------------------------------------------------------------------------------
NET SALES                                            $1,140,591      $1,102,025
- -------------------------------------------------------------------------------
GROSS PROFIT                                            564,951         536,230
- -------------------------------------------------------------------------------
NET INCOME                                               52,480          65,375*
- -------------------------------------------------------------------------------
NET INCOME PER WEIGHTED AVERAGE
COMMON SHARE                                             $ 1.24          $ 1.56*
- -------------------------------------------------------------------------------

*NET INCOME AND NET INCOME PER WEIGHTED AVERAGE COMMON SHARE FOR 1991 EXCLUDE THE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE (NOTE 1C).

   The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Sun acquisition been consummated as of the above dates, nor are they necessarily indicative of future operating results.

   On May 21, 1991, the Corporation completed the acquisition of Balco, Inc., increasing its ownership from approximately 34% to 100%. The acquisition was made through the issuance of 689,082 shares of common stock of the Corporation. The common stock exchanged was valued at approximately $21.2 million, the average market value at the time of the acquisition. Goodwill of approximately $14.6 million was recorded as a result of this acquisition. Pro forma results of operations are not shown as the effect would not be material.

   On September 29, 1993, the Corporation acquired the assets of J.H. Williams Industrial Products, Inc. and formed a new company named J.H. Williams Company. The total cost of the acquisition was $14.7 million. The acquisition has been accounted for using the purchase method of accounting and the results of operations of J.H. Williams have been included in the accompanying consolidated financial statements since the date of acquisition. Goodwill of approximately $3.8 million has been recorded as a result of this acquisition. Pro forma results of operations are not shown as the effect would not be material.


page
- ----
26

                                                       SNAP-ON TOOLS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       Fiscal Years 1993, 1992, 1991
===============================================================================

NOTE 3 INVENTORIES

The components of the Corporations inventory were as follows for fiscal years ended:

(Amounts in thousands)                                     1993           1992
- -------------------------------------------------------------------------------
FINISHED STOCK                                         $185,260       $161,974
- -------------------------------------------------------------------------------
WORK IN PROCESS                                          19,293         12,983
- -------------------------------------------------------------------------------
RAW MATERIALS                                            44,549         41,305
- -------------------------------------------------------------------------------
TOTAL INVENTORY                                        $249,102       $216,262
- -------------------------------------------------------------------------------

   Inventories accounted for using the last-in, first-out (LIFO) cost method approximated 58% of total inventory as of year-end, 1993 and 52% as of year-end, 1992. Inventories for Sun, which was acquired by the Corporation during 1992 (as described in Note 2), were $65.9 million as of year-end 1993 and $65.4 million as of year-end 1992, and are accounted for on the first-in, first-out (FIFO) cost method.

   During 1992, the Corporation liquidated inventories that were carried at lower costs prevailing in prior years. The effect of this liquidation was to increase income before taxes by $6.1 million. Replacement costs of inventory, which approximate FIFO costs, were $362.9 million and $334.6 million for years ended 1993 and 1992.

NOTE 4 LITIGATION

The Corporation has been involved in a number of dealer claims in the ordinary course of its business for a number of years, with respect to both its United States and non-U.S. operations. Dealer claims in non-U.S. jurisdictions in the aggregate are not material. Dealer claims in the U.S., both filed and threatened, have increased in recent years and the discussion in this note is limited to U.S. claims. Also exclud-ed from this note are confidential matters pending in the Corporations internal grievance program, which are not significant. Since the Corporation maintains a worldwide network of approximately 5,000 dealers, some dealer disputes and resulting claims are to be expected.

   At January 31, 1994, the Corporation was a party to a number of pending legal proceedings in which approximately 70 former dealers and, in some cases, their spouses and/or creditors, have asserted claims against the Corporation. These proceedings are now pending before courts and arbitration panels at various stages in a number of states, including some in appellate courts. In addition, at January 31, 1994, approximately 72 current or former dealers have threatened to assert claims against the Corporation. This compares with approximately 70 pending and approximately 88 threatened dealer claims at January 31, 1993. In most instances, these claims include allegations that the Corporation made misrepresentations, violated statutes or contract rights, and caused distress. The Corporation generally denies liability and intends to vigorously defend itself against these claims, but considers settlements where appropriate. The Corporation is also involved in litigation against certain of its insurance carriers as to coverage in connection with various dealer claims.

   During 1993, 26 former dealers asserted claims and 139 dealers (almost all of whom are former dealers) threatened to assert claims against the Corporation. This compares with 50 asserted claims and approximately 51 threatened claims in 1992. Approximately 64% of the aggregate claims asserted during 1993 were by dealers who are parties to arbitration agreements with the Corporation, as compared with approximately 78% during 1992. The percentage of dealer claims asserted in 1993 that were subject to arbitration decreased from 1992 because a number of those dealers either started or terminated their dealerships before the Corporation began using arbitration clauses. In the Corporations experience, the expenditures in arbitration claims are less than those in court cases. Based on current information, the Corporation presently intends to assert as a defense to a substantial number of the claims made during 1993 that such claims are time-barred under applicable statutory or contractual limitation periods.

   Since 1991, the Corporation has taken steps to resolve new and pending dealer claims and to enhance the dealer program and its relationships with dealers.

   To resolve new and pending dealer claims, where appropriate, the
Corporation: (1) has accelerated its review of both newly asserted and existing claims, and pursued resolution of those claims by settlement, judgment, or dismissal; and (2) developed alternative dispute resolution procedures to expeditiously resolve certain dealer claims more cost-effectively.

   Steps taken to improve dealer relationships and the dealer program include:
(1) efforts to convert dealers to franchisees thereby providing them additional benefits; (2) establishing a Dealer Ombudsman Program to encourage prompt and cost-effective resolution of disputes internally with current and former dealers; (3) providing a transition program which began in 1993 for terminating dealers; (4) creating the National Dealer Advisory Council consisting of elected dealers who meet with company management to discuss issues of importance to dealers; and, (5) enhancing the dealer-training skills of field management.

   Since 1991, through legal counsel, the services of a nationally recognized actuarial firm were engaged to assist in an evaluation of the reserves established for dealer claims. Based in part on the advice from such counsel and actuarial firm, the Corporation believes that it has established reasonable reserves and the Corporation does not expect the costs, losses, and page
                                                                            ----

SNAP-ON TOOLS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       Fiscal Years 1993, 1992, 1991
===============================================================================

settlements of these claims to exceed probable insurance recoveries together with the reserves established.

   During the three fiscal years 1993, 1992, and 1991, the Corporation charged earnings a total of approximately $17.8 million, $28.9 million, and $16.2 million, for settlement costs, including the establishment of related reserves, legal fees, and expenses with respect to dealer claims. Although it is not possible to predict the outcome of the existing dealer claims with any certainty, it is managements opinion, based in part on advice from its legal counsel and its actuarial consultant, that the costs, losses and settlement of these claims are not expected to have a material adverse effect on the Corporations financial condition and results of operations.

NOTE 5 SHORT-TERM AND LONG-TERM DEBT

At January 1, 1994, the Corporation had bank lines of credit totaling $96.1 million for short-term borrowing, including support for commercial paper issuance. Of this amount, $29.8 million was unused at year-end. Notes payable to banks totaled $1.0 million as of January 1, 1994, and $25.9 million as of January 2, 1993. Commercial notes payable totaled $140.3 million as of January 1, 1994, and $41.0 million as of January 2, 1993. Of the $140.3 million of commercial paper outstanding at year-end 1993, $75.0 million is classified as long-term debt since it is the Corporations intent (supported by a $75.0 million revolving credit facility) to refinance the debt on a long-term basis.

   Maximum short-term borrowings outstanding at the end of any month in 1993 and 1992 were $69.3 million and $146.0 million. The average outstanding borrowings were $40.9 million in 1993 and $37.9 million in 1992. The weighted average daily interest rates for 1993 and 1992 were 5.1% and 5.7%. The weighted average interest rate on outstanding borrowings at January 1, 1994, was 3.4%.

   Interest payments on debt and on other interest bearing obligations approximated $11.9 million, $5.5 million, and $4.6 million for 1993, 1992, and 1991.

   The Corporations long-term debt consisted of the following for fiscal years ended:

(Amounts in thousands)                                     1993           1992
- -------------------------------------------------------------------------------
BORROWINGS UNDER OR SUPPORTED
BY A REVOLVING CREDIT COMMITMENT                        $75,000        $75,000
- -------------------------------------------------------------------------------
OTHER LONG-TERM DEBT                                     26,735         18,738
- -------------------------------------------------------------------------------
                                                        101,735         93,738
- -------------------------------------------------------------------------------
LESS: CURRENT MATURITIES                                 (2,052)          (632)
- -------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                    $99,683        $93,106
- -------------------------------------------------------------------------------

   In December, 1992, the Corporation entered into a five-year, $75.0 million revolving credit commitment. Under the terms of the commitment, borrowings can be made at the then current London Interbank Offered Rate (LIBOR) plus .25% and may be fixed for periods ranging from one to nine months under reborrowing provisions of the commitment. This commitment automatically reduces by $25.0 million annually on December 15th of 1995, 1996, and 1997, at which time the commitment terminates. At January 1, 1994, the $75.0 million of commercial paper outstanding that was classified as long-term and supported by this commitment had an average interest rate of 3.3%.

   Under the terms of the commitment, the Corporation must maintain a specific level of consolidated tangible net worth and meet certain leverage and interest coverage ratios. The commitment also restricts certain capital transactions. At year-end, 1993, the Corporation was in compliance with all covenants of the commitment.

   In November, 1992, the Corporation entered into a five-year, interest rate swap agreement with a United States branch of a major non-U.S. bank covering the $75.0 million revolving credit commitment, which amortizes in approximately the same fashion as the $75.0 million revolving credit commitment, at an interest rate of 6.05%.

   The Corporations annual maturities on its long-term debt due in the next five years are $2.1 million in 1994, $27.1 million in 1995, $27.1 million in 1996, $33.8 million in 1997, and $2.3 million in 1998.

NOTE 6 INCOME TAXES

Effective at the beginning of 1992, the Corporation elected early adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

   The provision for income taxes consists of the following:

(Amounts in thousands)                          1993         1992         1991
- -------------------------------------------------------------------------------
CURRENT:
- -------------------------------------------------------------------------------
Federal                                      $33,452      $25,998      $33,635
- -------------------------------------------------------------------------------
Non-U.S.                                      17,741       14,473       10,206
- -------------------------------------------------------------------------------
State                                          7,479        9,134        8,593
- -------------------------------------------------------------------------------
TOTAL CURRENT                                 58,672       49,605       52,434
- -------------------------------------------------------------------------------
DEFERRED:
- -------------------------------------------------------------------------------
Federal                                       (6,568)      (4,238)      (7,110)
- -------------------------------------------------------------------------------
Non-U.S.                                        (919)      (1,259)         739
- -------------------------------------------------------------------------------
State                                           (506)        (508)        (763)
- -------------------------------------------------------------------------------
TOTAL DEFERRED                                (7,993)      (6,005)      (7,134)
- -------------------------------------------------------------------------------
TOTAL INCOME TAX PROVISION                   $50,679      $43,600      $45,300
- -------------------------------------------------------------------------------


page
- ----
28

===============================================================================

   The Corporation made income tax payments of $73.6 million, $49.8 million, and $50.6 million in 1993, 1992, and 1991.

   A reconciliation of the Corporations effective income tax rate to the statutory federal tax rate follows for fiscal years:

                                                         1993      1992    1991
- -------------------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE                       35.0%     34.0%   34.0%
- -------------------------------------------------------------------------------
INCREASE (DECREASE) IN TAX RATE RESULTING FROM:
- -------------------------------------------------------------------------------
Foreign sales corporation tax benefit                    (1.9)     (2.3)   (2.8)
- -------------------------------------------------------------------------------
Non-U.S. losses without tax benefits                      0.9       2.1     2.6
- -------------------------------------------------------------------------------
State income taxes, net of federal benefit                3.2       4.8     4.2
- -------------------------------------------------------------------------------
Adjustment for rate change on deferred taxes             (1.6)
- -------------------------------------------------------------------------------
Other                                                     1.5       1.2     .2
- -------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                      37.1%     39.8%   38.2%
- -------------------------------------------------------------------------------

   Temporary differences which gave rise to the net deferred tax asset are as follows:

- -------------------------------------------------------------------------------
(Amounts in thousands)                                        1993         1992
- -------------------------------------------------------------------------------
CURRENT DEFERRED INCOME TAX BENEFITS:
- -------------------------------------------------------------------------------
Costs absorbed into inventory                               $9,946       $4,092
- -------------------------------------------------------------------------------
Accruals and reserves not currently deductible              21,846       22,021
- -------------------------------------------------------------------------------
Other                                                         (201)       1,927
- -------------------------------------------------------------------------------
TOTAL CURRENT                                               31,591       28,040
- -------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAX BENEFITS:
- -------------------------------------------------------------------------------
Employee benefits                                           41,922       38,205
- -------------------------------------------------------------------------------
Depreciation                                               (15,477)     (18,156)
- -------------------------------------------------------------------------------
Other                                                         (150)       2,568
- -------------------------------------------------------------------------------
Net operating losses                                        29,650       33,505
- -------------------------------------------------------------------------------
Valuation Allowance                                         (9,539)     (11,797)
- -------------------------------------------------------------------------------
TOTAL LONG-TERM                                             46,406       44,325
- -------------------------------------------------------------------------------
NET DEFERRED INCOME TAX BENEFITS                           $77,997      $72,365
- -------------------------------------------------------------------------------

   The net deferred income tax benefit is classified in the consolidated balance sheets as follows:

(Amounts in thousands)                                        1993         1992
- -------------------------------------------------------------------------------
PREPAID EXPENSES AND OTHER ASSETS                          $31,591      $28,040
- -------------------------------------------------------------------------------
DEFERRED INCOME TAX BENEFITS                                53,819       49,192
- -------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                       (7,413)      (4,867)
- -------------------------------------------------------------------------------
NET LONG-TERM DEFERRED INCOME
TAX BENEFITS                                                46,406       44,325
- -------------------------------------------------------------------------------
NET DEFERRED INCOME TAX BENEFITS                           $77,997      $72,365
- -------------------------------------------------------------------------------

   The valuation allowance required under SFAS No. 109 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards which may not be realized. Included in the valuation allowance is $4.5 million which relates to the deferred tax assets recorded in the acquisition of Sun. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to reduce goodwill.

   Deferred income taxes provided on timing differences prior to the adoption of SFAS No. 109 were:

(Amounts in thousands)                                                     1991
- -------------------------------------------------------------------------------
INVENTORY                                                               $(3,385)
- -------------------------------------------------------------------------------
DEPRECIATION                                                                672
- -------------------------------------------------------------------------------
OTHER                                                                    (4,421)
- -------------------------------------------------------------------------------
TOTAL DEFERRED TAX PROVISION                                            $(7,134)
- -------------------------------------------------------------------------------

   The Corporation has U.S. tax net operating loss carry-forwards (NOLs) acquired in the Sun acquisition totaling $68.0 million which expire as follows:
1998-$15.7 million; 2000-$11.3 million; 2001-$13.4 million; 2002-$1.3 million;
2004-$14.0 million; 2006-$11.9 million; and 2007-$0.4 million. The Corporation also has non-U.S. tax NOLs of $17.9 million resulting from operations primarily in Australia, Brazil, and the Netherlands. These losses may be carried forward indefinitely.

   The undistributed earnings of all subsidiaries were approximately $66.9 million, $64.1 million, and $74.9 million for fiscal years 1993, 1992, and 1991. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings and, accordingly, no deferred income taxes have been provided for the distribution of these earnings to the parent company.

NOTE 7 FORWARD EXCHANGE CONTRACTS

In order to limit exposure from foreign currency fluctuations on intercompany accounts denominated in foreign currencies, the Corporation entered into forward exchange contract transactions beginning in 1993. Gains and losses on these contracts are recognized currently and were not material. These forward exchange contract transactions generally mature monthly at which time they are replaced with new contracts. At January 1, 1994, the Corporation had forward exchange contracts to exchange pounds sterling, Netherlands guilders and German marks for U.S. dollars aggregating the U.S. dollar equivalent of approximately $18 million. These forward exchange contract transactions matured in January, 1994.


                                                                            page
                                                                            ----

SNAP-ON TOOLS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        FISCAL YEARS 1993, 1992, 1991
===============================================================================

NOTE 8 PENSION PLANS

The Corporation, including its subsidiaries, has several noncontributory pension plans covering substantially all its employees, including certain employees in non-U.S. countries. Retirement benefits are provided based on employees years of service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement.
The Corporation recognizes retirement plan expenses in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans using the actuarially computed entry age normal cost method, which includes, as to certain defined retirement benefit plans, amortization of past service costs over 30 years.

   The Corporation has several non-U.S. subsidiary pension plans which do not report pension expense in accordance with SFAS No. 87, as these plans and the related pension expense are not material.

   The Corporations net pension expense included the following components:

(Amounts in thousands)                                1993       1992      1991
- -------------------------------------------------------------------------------
SERVICE COST-BENEFITS EARNED DURING YEAR            $9,331    $ 8,516    $8,340
- -------------------------------------------------------------------------------
INTEREST COST ON PROJECTED BENEFITS                 20,012     17,339    16,237
- -------------------------------------------------------------------------------
LESS ACTUAL RETURN ON PLAN ASSETS                  (31,069)   (19,790)  (49,909)
- -------------------------------------------------------------------------------
NET AMORTIZATION AND DEFERRAL:
- -------------------------------------------------------------------------------
Actual return on assets in excess of
projected return                                     9,950      1,160    34,076
- -------------------------------------------------------------------------------
Amortization of net assets at transition            (1,092)    (1,102)   (1,110)
- -------------------------------------------------------------------------------
OTHER                                                  458          9     1,102
- -------------------------------------------------------------------------------
NET PENSION EXPENSE                                 $7,590     $6,132    $8,736
- -------------------------------------------------------------------------------

   The funded status of the Corporations U.S. pension plans was as follows:

                                                                1993                                          1992
                                                      --------------------------                     -------------------------
                                                           Assets    Accumulated                        Assets     Accumulated
                                                           Exceed       Benefits                        Exceed        Benefits
                                                      Accumulated         Exceed                   Accumulated          Exceed
(Amounts in thousands)                                   Benefits         Assets                      Benefits          Assets
- -------------------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF ACCUMULATED BENEFITS:
- -------------------------------------------------------------------------------------------------------------------------------
Vested benefits                                          $149,232        $57,775                      $130,292         $19,122
- -------------------------------------------------------------------------------------------------------------------------------
Non-vested benefits                                        26,244          7,014                        23,675           2,358
- -------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                            175,476         64,789                       153,967          21,480
- -------------------------------------------------------------------------------------------------------------------------------
EFFECT OF PROJECTED FUTURE SALARY INCREASES                45,430          4,516                        38,322           4,067
- -------------------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION                              220,906         69,305                       192,289          25,547
- -------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS AT MARKET VALUE                               227,892         55,888                       247,205          15,393
- -------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS IN EXCESS OF (LESS THAN) PROJECTED
BENEFIT OBLIGATION                                          6,986        (13,417)                        54,91         (10,154)
- -------------------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED NET ASSETS AT YEAR-END                        (7,960)          (836)                      (11,377)            565
- -------------------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED NET (GAIN) OR LOSS FROM EXPERIENCE
DIFFERENT THAN ASSUMED                                    (31,232)         2,887                       (73,376)          1,282
- -------------------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED PRIOR SERVICE COST                             6,175          4,101                         9,639             474
- -------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL MINIMUM LIABILITY                                    0         (3,176)                            0            (859)
- -------------------------------------------------------------------------------------------------------------------------------
PENSION LIABILITY                                        $(26,031)      $(10,441)                     $(20,198)        $(8,692)
- -------------------------------------------------------------------------------------------------------------------------------

page
- ----
30

===============================================================================

   The actuarial present value of the projected benefit obligation was determined using a discount rate of 7.25% for 1993 and 9.0% for 1992 and 1991. The projected future salary increase assumption was 5.0% for 1993 and 6.0% for both 1992 and 1991. The expected long-term rate of return on plan assets was 9.0% for the three years reported. The net effect of the two changes in actuarial assumptions in 1993 on the Corporations results of operations and financial condition was not material.

   Plan assets are stated at market value and comprise primarily corporate equities and U.S. government debt securities.

   The pension liability for 1993 comprises a current liability of $5.9 million and a long-term liability of $30.6 million. The long-term liability represents pension obligations which are not expected to be funded during the next 12 months.

NOTE 9 RETIREE HEALTH CARE

The Corporation provides certain health care benefits for most of its retired U.S. employees. The majority of the Corporations U.S. employees become eligible for those benefits if they reach normal retirement age while working for the Corporation; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, the plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees (since 1989) being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

   For employees retiring under the comprehensive major medical plans, there are contributions required under certain circumstances, and these plans contain provisions allowing for benefit and coverage changes. The plans include provisions for retirees to contribute amounts estimated to exceed a capped per retiree annual cost commitment by the Corporation. The Corporation does not fund the retiree health care plans.

   The Corporation recognizes postretirement health care expense in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Employment Benefits Other than Pensions." The Corporation adopted SFAS No. 106 effective the beginning of fiscal year 1991, as discussed in Note 1c.

   The components of the expense for postretirement health care benefits are as follows:

(Amounts in thousands)                       1993            1992           1991
- -------------------------------------------------------------------------------
NET PERIODIC COSTS

SERVICE COST - BENEFITS ATTRIBUTED TO
SERVICE DURING THE PERIOD                  $1,613          $1,570         $1,185
- -------------------------------------------------------------------------------
INTEREST COST ON ACCUMULATED
POSTRETIREMENT BENEFIT OBLIGATION           4,888           5,882          5,761
- -------------------------------------------------------------------------------
AMORTIZATION OF UNRECOGNIZED NET GAIN        (331)
- -------------------------------------------------------------------------------
NET POSTRETIREMENT HEALTH CARE COST        $6,170          $7,452         $6,946
- -------------------------------------------------------------------------------

   The weighted average discount rate used to measure interest cost on the accumulated postretirement benefit obligation was 8.5% for 1993 and 9% for 1992 and 1991.

   The components of the accumulated postretirement benefit obligation are as follows:

(Amounts in thousands)                                       1993         1992
- -------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
RETIREES                                                  $37,375      $41,266
- -------------------------------------------------------------------------------
FULLY ELIGIBLE ACTIVE PLAN PARTICIPANTS                     9,746       14,646
- -------------------------------------------------------------------------------
OTHER ACTIVE PLAN PARTICIPANTS                             23,890       15,552
ACCUMULATED POSTRETIREMENT
BENEFIT OBLIGATION                                         71,011       71,464
- -------------------------------------------------------------------------------
UNRECOGNIZED NET (LOSS) GAIN                                3,280          (94)
- -------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT BENEFIT COST                       $74,291      $71,370
- -------------------------------------------------------------------------------

   The accumulated postretirement benefit obligation at the end of 1993 comprises a current liability of $3.5 million and a long-term liability of $70.8 million. The weighted average discount rates used in determining the accumulated postretirement benefit obligation as of fiscal year-end 1993 and 1992 were 7.25% and 9.0%.

   The actuarial calculation assumes a health care trend rate of 11.3% in 1994 for pre-age 65 benefits, decreasing gradually to 5.0% in the year 2003 and thereafter, and a rate of 10.4% in 1994 for post-age 65 benefits, decreasing to 5.0% in the year 2007 and thereafter.

   The health care cost trend rate has a significant effect on the amounts reported for those plans which do not include a capped per retiree annual cost commitment by the Corporation. For example, a one percentage point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.8 million and increase net periodic cost by $.1 million.


                                                                            page
                                                                            ----

SNAP-ON TOOLS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        FISCAL YEARS 1993, 1992, 1991
===============================================================================

NOTE 10 COMPANY STOCK PURCHASE AND OPTION PLANS

The Corporation has a stock option plan for directors, officers, and key employees with expiration dates on the options ranging from 1996 to 2003.

                                        Number of           Price
                                           Shares           Range
- -------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
DECEMBER 29, 1990                       2,095,630  $20.56 - 38.13
- -------------------------------------------------------------------------------
Granted                                    47,720   30.38 - 34.00
- -------------------------------------------------------------------------------
Exercised                                (194,603)  20.56 - 29.88
- -------------------------------------------------------------------------------
Surrendered                               (58,715)  29.88 - 35.50
- -------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
DECEMBER 28, 1991                       1,890,032   20.56 - 38.13
- -------------------------------------------------------------------------------
Granted                                   150,025   33.75 - 34.75
- -------------------------------------------------------------------------------
Exercised                                (151,116)  20.56 - 35.50
- -------------------------------------------------------------------------------
Surrendered                               (54,934)  20.56 - 38.13
- -------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
JANUARY 2, 1993                         1,834,007   20.56 - 38.13
- -------------------------------------------------------------------------------
Granted                                   532,619   31.75 - 35.00
- -------------------------------------------------------------------------------
Exercised                                (361,057)  20.56 - 35.50
- -------------------------------------------------------------------------------
Surrendered                              (106,905)  20.56 - 35.50
- -------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT
JANUARY 1, 1994                         1,898,664  $20.56 - 38.13
- -------------------------------------------------------------------------------
SHARES EXERCISABLE AT
JANUARY 1, 1994                         1,625,003
- -------------------------------------------------------------------------------
SHARES RESERVED FOR FUTURE GRANTS       1,596,091
- -------------------------------------------------------------------------------

   The Corporations common stock outstanding increased from the issuance of shares under the stock option plan by 338,819, 119,119, and 165,701 for 1993, 1992, and 1991. Common stock surrendered in exchange for shares issued under the stock option plan totaled 22,238, 31,997, and 28,902 for 1993, 1992, and 1991.

   On June 22, 1990, the Board of Directors approved the Dividend Reinvestment and Stock Purchase Plan and reserved 1 million shares of common stock for issuance under this plan. Under this plan, shareholders who elect to participate can invest all or a portion of their cash dividends and additional optional cash payments in shares of common stock of the Corporation based upon the market price of the stock on the dividend payment date or investment date in the case of additional optional cash payments. Common shares issued under this plan totaled 15,485, 17,587, and 15,436 for 1993, 1992, and 1991.

   Employees of the Corporation are entitled to participate in an employee stock purchase plan up to a maximum of 100 shares each year. The purchase price of the common stock is the lesser of the closing market quotation on the May 15 beginning, or the May 14 ending date, of each plan year. The Board of Directors may terminate this plan at any time. For 1993, 1992, and 1991, shares issued under the employee stock purchase plan totaled 44,563, 66,554, and 63,856. At January 1, 1994, shares totaling 137,487 were reserved for issuance to employees under this plan, and the Corporation held contributions of approximately $1.0 million for the purchase of common stock which had a closing market quotation of $36.63 per share on May 14, 1993.

   On October 26, 1990, the Board of Directors approved a Dealer Stock Purchase Plan for franchised dealers and reserved 200,000 shares of common stock for issuance under this plan. The date of the first offering under this plan was May 15, 1991, with an additional and separate offering on May 15 in each following year until the plan is terminated by the Board of Directors or all shares reserved under the plan have been purchased. The purchase price of the common stock is the lesser of the closing market price of the stock on the offering date of a plan year or the succeeding offering date. Shares issued under the Dealer Stock Purchase Plan totaled 4,683 and 348 in 1993 and 1992, leaving 194,969 shares reserved for issuance under this plan as of January 1, 1994.

   On April 23, 1993, the shareholders approved the Directors 1993 Fee Plan. Under this plan, non-employee Directors receive a mandatory minimum of 25% and an elective maximum of up to 100% of their fees and retainer in shares of the Corporations stock. Directors may elect to defer receipt of all or part of these shares. During 1993, 184 shares of common stock were issued under this plan, leaving 199,816 reserved for issuance as of January 1, 1994.

NOTE 11 CAPITAL STOCK

The Board of Directors declared on October 23, 1987, and amended on May 22, 1992, and January 28, 1994, a dividend distribution of one preferred stock purchase right for each share of the Corporations outstanding common stock. The rights are exercisable only if a person or group acquires or publicly announces a tender offer for 15% or more of the Corporations common stock ("Acquiring Person"). Each right may then be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $125. Investors who acquire more than 15% and less than 25% of the Corporations stock without the intent or purpose to change or influence the control of the Corporation are exempt from the definition of Acquiring Person. If the Corporation is acquired in a merger or other business combination not approved by the Board of Directors, each holder of a right, other than those held by the acquiring person or group, will be entitled to purchase one share of common stock of the page
- ----
32
surviving company having a market value equivalent to two times the current purchase price, thereby causing ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporations Board of Directors. The rights expire on November 3, 1997, and may be redeemed by the Corporation at a price of $.05 per right at any time prior to 10 days after a person or group acquires 15% or more of the Corporations common stock. The rights of redemption may be reinstated in connection with the consummation of a merger or other business combination which has been approved by 67% of the outstanding shares not held by 15% shareholders and their affiliates.

NOTE 12 COMMITMENTS

The Corporation has entered into certain lease agreements on facilities and computer equipment, which extend for varying amounts of time.

   The Corporations lease commitments require future payments as follows:

Year Ending                                (Amounts in thousands)
- -----------------------------------------------------------------
1994                                                       $9,750
- -----------------------------------------------------------------
1995                                                        8,373
- -----------------------------------------------------------------
1996                                                        4,462
- -----------------------------------------------------------------
1997                                                        3,345
- -----------------------------------------------------------------
1998                                                        2,730
- -----------------------------------------------------------------
1999-2016                                                   8,379
- -----------------------------------------------------------------

   Rent expenses for worldwide facilities and computer equipment were $10.1 million in 1993, $8.5 million in 1992, and $5.6 million in 1991.

   As a result of the Sun acquisition, the Corporation assumed certain third-party leasing obligations. Prior to the 1990 expiration of an operating agreement between Sun and a third-party leasing corporation, certain lease sales were placed with a third party with recourse. This leasing corporation provided customer financing on sales of Sun products in the United States. Under terms of an associated remarketing agreement with the third party, Sun continues to be required to repurchase, under certain conditions, equipment on defaulted leases at predetermined prices. Suns maximum contingent liability under the remarketing agreement (assuming 100% default by customers on all existing leases) was $13.3 million as of January 1, 1994. It is expected that any losses actually incurred due to default would be partially offset by the repossession and resale of the leased equipment.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

In December of 1991, Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," was issued. This standard requires that the Corporation disclose the fair value of financial instruments for both on- and off-balance sheet assets and liabilities for which it is practicable to estimate that value. The techniques used for this valuation are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets.

   The following methods and assumptions were used in estimating the fair value for financial instruments:

INSTALLMENT CONTRACTS: A discounted cash flow analysis was made over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost, and profit factors. This resulted in a fair value of approximately $425 million versus a carrying amount of $367 million.

INTEREST RATE SWAP AGREEMENT: The fair value of the agreement was based on a quote from the financial institution with which it is made. As of January 1, 1994, the cost to the Corporation to terminate this agreement was $3.5 million.

ALL OTHER FINANCIAL INSTRUMENTS: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts, and other financial instruments.

NOTE 14 REPORTING SEGMENTS


The Corporation operates predominantly in a single industry as a manufacturer and distributor of tools and other products for the professional technician. Operations are conducted in the United States and through non-U.S. subsidiaries located in Canada, the United Kingdom, Mexico, Germany, Australia, Japan, the Netherlands, and Brazil. Transfers between geographic areas primarily represent inter-company export sales of U.S.-produced goods and are accounted for based on established sales prices between the related companies. In computing earnings from operations for non-U.S. subsidiaries, no allocations of general corporate expenses, interest, or income taxes have been made.


                                                                            page
                                                                            ----
                                                                              33

SNAP-ON TOOLS CORPORATION

NOTES TO CONSOLIDATED STATEMENTS                  FISCAL YEARS 1993, 1992, 1991
===============================================================================

   Identifiable assets of European and other non-U.S. subsidiaries are those assets related to the operations of those subsidiaries. United States assets consist of all other operating assets of the Corporation. European operations became significant in 1992, reflecting the inclusion of Sun Electric
Corporation acquired on October 2, 1992. Prior to the acquisition, European operations were not significant, and, therefore, 1991 segment data for Europe is not shown separately.

                                                                    Other Non-U.S.
(Amounts in thousands)              United States          Europe     Subsidiaries     Eliminations     Consolidated
- --------------------------------------------------------------------------------------------------------------------
1993
- --------------------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS         $ 807,469        $198,941         $125,600                -       $1,132,010
- --------------------------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS        105,846           2,595           10,486         (118,927)               -
- --------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             913,315         201,536          136,086         (118,927)       1,132,010
- --------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                  112,323          22,023           14,560           (1,974)         146,932
- --------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS                    $1,007,269        $140,735        $  96,655         $(25,726)      $1,218,933
- --------------------------------------------------------------------------------------------------------------------

1992
- --------------------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS         $ 770,766        $111,598         $101,436                -        $ 983,800
- --------------------------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS         73,062           2,185            7,324          (82,571)               -
- --------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             843,828         113,783          108,760          (82,571)         983,800
- --------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                  105,874           2,157            8,133             (489)         115,675
- --------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS                     $ 978,902        $120,295        $  98,737         $(25,521)      $1,172,413
- --------------------------------------------------------------------------------------------------------------------

1991
- --------------------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS         $ 727,875            -            $153,716                -        $ 881,591
- --------------------------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS         65,206            -               7,365          (72,571)
- --------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                             793,081            -             161,081          (72,571)         881,591
- --------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                  119,707            -               6,238           (2,078)         123,867
- --------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS                     $ 791,662            -            $148,142         $(24,430)       $ 915,374
- --------------------------------------------------------------------------------------------------------------------

page
- ----
34

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------

To the Board of Directors and
Shareholders of Snap-on Tools Corporation:

We have audited the accompanying consolidated balance sheets of Snap-on Tools Corporation (a Delaware Corporation) as of January 1, 1994, and January 2, 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-On Tools Corporation as of January 1, 1994, and January 2, 1993, and the consolidated results of its operations and cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1c to the consolidated financial statements, effective the beginning of 1991, the Corporation changed its method of accounting for postretirement health benefits other than pensions.

                                                       /s/ Arthur Andersen & Co.
                                                           ARTHUR ANDERSON & CO.

Milwaukee, Wisconsin
February 4, 1994

                                                                            page
                                                                            ----
                                                                              35

SNAP-ON TOOLS CORPORATION

QUARTERLY FINANCIAL
INFORMATION (Unaudited)
- ----------------------------------------------------------------------------

(Amounts in thousands
except per share data)                   1993           1992           1991
- ----------------------------------------------------------------------------
NET SALES
1st Quarter                        $  270,674      $226,253     $222,991
2nd Quarter                           272,718       232,907      225,304
3rd Quarter                           271,096       225,554      215,464
4th Quarter                           317,522       299,086      217,832
- ----------------------------------------------------------------------------
                                   $1,132,010      $983,800     $881,591
- ----------------------------------------------------------------------------
GROSS PROFIT
1st Quarter                        $  138,938      $114,262     $107,890**
2nd Quarter                           146,839       117,842      109,437
3rd Quarter                           140,759       114,544      107,365
4th Quarter                           169,192       162,765      112,993
- ----------------------------------------------------------------------------
                                   $  595,728      $509,413     $437,685
- ----------------------------------------------------------------------------
NET EARNINGS
1st Quarter                        $   18,504      $ 18,475     $(22,134)**
2nd Quarter                            22,362        19,589       19,144
3rd Quarter                            20,536        15,155       18,495
4th Quarter                            24,410        12,756*      18,772
- ----------------------------------------------------------------------------
                                   $   85,812      $ 65,975     $ 34,277
- ----------------------------------------------------------------------------
EARNINGS PER
COMMON SHARE
1st Quarter                         $     .44       $   .44     $   (.52)**
2nd Quarter                               .52           .46          .46
3rd Quarter                               .48           .36          .44
4th Quarter                               .58           .30*         .44
- ----------------------------------------------------------------------------
Net Earnings                       $     2.02     $    1.56      $   .82
- ----------------------------------------------------------------------------

* Increased dealer litigation expenses during the fourth quarter, 1992 compared with the fourth quarter, 1991 reduced net earnings by $7.4 million or $.17 per share.
** First quarter, 1991 information reflects the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." At the beginning of the 1991 fiscal year, the cumulative effect of this accounting change after taxes was an additional expense of $38.9 million. See Note 1c for additional information on this accounting change.


ELEVEN YEAR-SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------

(Amounts in thousands except share data)                         1993
- -----------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                  $1,132,010
Gross profit                                                  595,728
Operating expenses                                            448,795
Interest expense                                               11,198
Other income (expense)-net                                        756
Pre-tax earnings                                              136,491
Income taxes                                                   50,679
Net earnings                                                   85,812
Net earnings before cumulative effect
  of accounting change (Note 1c)                                  N/A

FINANCIAL POSITION
- -----------------------------------------------------------------------
Current assets                                               $854,598
Current liabilities                                           308,037
Working capital                                               546,561
Accounts receivable                                           539,949
Inventories                                                   249,102
Property and equipment-net                                    224,810
Total assets                                                1,218,933
Long-term debt                                                 99,683
Shareholders' equity                                          701,663

COMMON SHARE SUMMARY*
- -----------------------------------------------------------------------
Shareholders' equity per share                                 $16.48
Net earnings per share                                           2.02
Net earnings per share before cumulative effect
  of accounting change (Note 1c)                                  N/A
Cash dividends paid per share                                    1.08
Average shares outstanding                                 42,570,783

OTHER FINANCIAL STATISTICS
- -----------------------------------------------------------------------
Cash dividends paid                                           $45,942
% dividends paid to net earnings                                 53.5%
Capital expenditures                                           33,248
Depreciation and amortization                                  32,131
Current ratio                                                     2.8
% of long-term debt to shareholders' equity                      14.2%
Effective tax rate                                               37.1%
Pre-tax earnings as a % of net sales                             12.1%
Net earnings as a % of net sales                                  7.6%
After-tax return on average shareholders' equity                 12.6%
Common stock price range*                               44 1/2-30 1/2
- -----------------------------------------------------------------------

 *Adjusted for two-for-one stock split in 1986.
**Based on net earnings before cumulative effect of accounting change (Note 1c).

page
- ----
 36

(Amounts in thousands except share data)                          1992               1991                1990                1989
- ---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $983,800         $881,591              $931,533            $890,792
Gross profit                                                  509,413          437,685               469,149             439,861
Operating expenses                                            393,738          313,818               306,084             272,976
Interest expense                                                5,969            5,250                 6,762               3,298
Other income (expense)-net                                       (131)             (91)                3,557               1,923
Pre-tax earnings                                              109,575          118,526               159,860             165,510
Income taxes                                                   43,600           45,300                59,100              60,800
Net earnings                                                   65,975           34,277               100,760             104,710
Net earnings before cumulative effect
  of accounting change (Note 1c)                                  N/A           73,226                   N/A                 N/A

FINANCIAL POSITION
- ---------------------------------------------------------------------------------------------------------------------------------
Current assets                                               $832,603         $666,623              $675,038            $564,623
Current liabilities                                           317,074          176,650               236,802             179,476
Working capital                                               515,529          489,973               438,236             385,147
Accounts receivable                                           508,092          461,596               459,381             403,926
Inventories                                                   216,262          160,148               182,065             137,106
Property and equipment-net                                    226,498          206,481               210,414             195,020
Total assets                                                1,172,413          915,374               907,854             777,603
Long-term debt                                                 93,106            7,179                 7,275               7,700
Shareholders' equity                                          664,665          652,719               636,403             572,657

COMMON SHARE SUMMARY*
- ---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share                                 $15.67           $15.46                $15.42              $13.93
Net earnings per share                                           1.56              .82                  2.45                2.55
Net earnings per share before cumulative effect
  of accounting change (Note 1c)                                  N/A             1.75                   N/A                 N/A
Cash dividends paid per share                                    1.08             1.08                  1.08                1.04
Average shares outstanding                                 42,343,781       41,821,768            41,207,563          41,038,978

OTHER FINANCIAL STATISTICS
- ---------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                           $45,718          $45,086               $44,505             $42,655
% dividends paid to net earnings                                 69.3%            61.6%**               44.2%               40.7%
Capital expenditures                                           21,081           23,447                44,353              72,136
Depreciation and amortization                                  29,457           25,619                25,914              21,865
Current ratio                                                     2.6              3.8                   2.9                 3.1
% of long-term debt to shareholders' equity                      14.0%             1.1%                  1.1%                1.3%
Effective tax rate                                               39.8%            38.2%                 37.0%               36.7%
Pre-tax earnings as a % of net sales                             11.1%            13.4%                 17.2%               18.6%
Net earnings as a % of net sales                                  6.7%             8.3%**               10.8%               11.8%
After-tax return on average shareholders' equity                 10.0%            11.4%**               16.7%               19.4%
Common stock price range*                                       40-27    34 1/2-27 3/8             38-26 1/4       41 7/8-28 7/8
- ---------------------------------------------------------------------------------------------------------------------------------


                                                                            page
                                                                            ----
                                                                             37

INVESTOR INFORMATION

COMMON STOCK PRICES
Quarter                   1993                1992
- --------------------------------------------------
First           $34 3/4-30 1/2      $40    -32 1/4
Second           39 1/4-33 1/4       38 3/4-29 1/8
Third            44 1/2-38           33 1/4-30 1/2
Fourth           40 1/2-36 3/8       32 5/8-27
- ---------------------------------------------------

DIVIDENDS PER COMMON SHARE
Quarter                   1993                1992
- --------------------------------------------------
First                    $ .27               $ .27
Second                     .27                 .27
Third                      .27                 .27
Fourth                     .27                 .27
- --------------------------------------------------
                         $1.08               $1.08
- --------------------------------------------------

INVESTOR INFORMATION
Snap-on Tools Corporation common stock is traded on the New York Stock Exchange, Ticker Symbol - SNA.

TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
311 West Monroe Street
Eleventh Floor
Chicago, Illinois 60690

SHAREHOLDER INQUIRIES
Shareholders with questions may call the Transfer Agent, Harris Bank, toll-free at 1-800-524-0687.

DIVIDEND RECORD AND PAY DATES FOR 1994

Quarter            Record Date       Pay Date
- ----------------------------------------------
First                  Feb. 18        Mar. 10
Second                  May 20        June 10
Third                  Aug. 19        Sept. 9
Fourth                 Nov. 18         Dec. 9
- ----------------------------------------------

SHAREHOLDERS
The number of shareholder accounts of record as of December 31, 1993, was 9,047.

DIVIDEND REINVESTMENT

Snap-on shareholders may increase their investment in the Corporation through a no-commission dividend reinvestment plan. For information, write to:

     Harris Trust and Savings Bank
     Dividend Reinvestment Plan Services
     P.O. Box A3309
     Chicago, Illinois  60690-0735
     Or phone: 1-800-524-0687

FINANCIAL INFORMATION
Refer specific financial questions to Denis J. Loverine, Treasurer, (414)656-
5421.

FORM 10K AND OTHER FINANCIAL PUBLICATIONS
Available without charge from the Public Relations Department, General Offices,
(414)656-4808 (recorded message).

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at the Racine Marriott, 7111 Washington Avenue, Racine, Wisconsin, at 10:00 a.m., April 22, 1994.

GENERAL OFFICES
2801-80th Street
Kenosha, Wisconsin 53141-1410
Phone (414)656-5200

SUBSIDIARIES
Snap-on Tools of Canada Ltd
Snap-on Tools Limited
Snap-on Tools International, Ltd.
Herramientas Snap-on de Mexico, S.A.
Snap-on Tools GmbH
Snap-on Tools (Australia) Pty. Ltd.
Snap-on Financial Services, Inc.
Snap-on Tools Japan, K.K.
Snap-on Tools Worldwide, Inc.
A.T.I. Tools, Inc.
Balco, Inc.
Sun Electric Corporation
J.H. Williams Company

SNAP-ON-R- IS A REGISTERED TRADEMARK OF SNAP-ON TOOLS CORPORATION
SUN-R- IS A REGISTERED TRADEMARK OF SUN ELECTRIC CORPORATION
WILLIAMS-R- IS A REGISTERED TRADEMARK OF J.H. WILLIAMS COMPANY

page
- ----
 38