Form 10-K, Exhibit 13
SNAP ON INC
filed 1995-03-27
CIK 91440

                                  EXHIBIT (13)

                           ANNUAL REPORT TO SHAREHOLDERS

The Annual Report of Snap-on Incorporated fot the year ended December 31, 1994 is attached.

S N A P - O N    I N C O R P O R A T E D   1 9 9 4   A N N U A L   R E P O R T

FINANCIAL REVIEW CONTENTS

Management's Discussion  18
Consolidated Financial Statements  23
Notes to Consolidated
Financial Statements     27
Auditor's Report    37
Eleven-year Summary 38

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING

The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Corporation maintains internal control systems designed to provide reasonable assurance that the Corporation's financial records reflect the transactions of the Corporation and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts financial and operational audits to evaluate the adequacy of internal controls and accounting practices.

The Corporation's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears on page 37. As part of their audit of the Corporation's consolidated financial statements, Arthur Andersen LLP considered the Corporation's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Arthur Andersen LLP the Corporation's financial records and related data.

The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Corporation's financial reporting and accounting practices. The Committee meets periodically and independently with management, internal auditors and the independent public accountants to discuss the Corporation's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.




/s/ Robert A. Cornog
--------------------
Robert A. Cornog
President and Chief Executive Officer




/s/ Donald S. Huml
------------------
Donald S. Huml
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS RESULTS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FISCAL YEARS 1994, 1993 AND 1992
RESULTS OF OPERATIONS

OVERVIEW 1994 consolidated net sales increased 5.5%, following an increase of 15.1% in 1993. 1993 sales benefited from the inclusion of full-year results for Sun Electric Corporation ("Sun") following its acquisiton in the fourth quarter of 1992. Overall sales gains in North America and double-digit increases in other foreign markets were offset by a decline in 1994 European sales, due to slower equipment sales upon completion of Germany's emissions-testing program start-up.

Consolidated net earnings increased 14.6% in 1994 following a 30.1% increase in 1993. The 1994 earnings improvement was attributable to lower operating expenses as a percent of net sales, primarily due to reduced legal expenses and cost reductions associated with inventory and field service consolidations.

(AMOUNTS IN THOUSANDS)           1994      1993      1992
----------------------------------------------------------
Net earnings                  $98,314   $85,812   $65,975
----------------------------------------------------------
Earnings per common share     $  2.30   $  2.02   $  1.56
----------------------------------------------------------


SALES Sales in North America increased 6.4% in 1994, following an increase of 4.9% in 1993. 1994 sales benefited from inclusion of full-year results for J.H. Williams Company ("Williams"), acquired in September 1993, and partial year results for Wheeltronic Ltd. ("Wheeltronic") and Sioux Tools, Inc. ("Sioux"), acquired in September and November 1994, respectively. U.S. sales, exclusive of Williams and Sioux, rose modestly. Sales in Canada increased by 8.7% in Canadian dollars and by 2.7% in U.S. dollars after foreign currency translation. Industrial sales, exclusive of Williams and Sioux, were flat, but including these acquisitions increased 11.1%.

Sales in Europe declined 3.7%, following an increase of 78.3% in 1993 that reflected inclusion of full-year results for Sun. Strong demand for SUN emissions-testing equipment in Germany benefited sales in 1994 and 1993, offsetting weaker diagnostic equipment sales throughout Europe. Dealer sales in the U.K. and Europe strengthened in the fourth quarter, reflecting improving local economies.

Sales in other markets increased 25.9% in 1994 after increasing 60.9% in 1993 with the inclusion of Sun. Gains were primarily in Japan and Australia.

(AMOUNTS IN THOUSANDS)          1994          1993         1992
---------------------------------------------------------------
North American sales
  (U.S., Canada, Mexico)  $  938,126    $  881,817     $840,350
---------------------------------------------------------------
European sales               191,648       198,941      111,598
---------------------------------------------------------------
Other sales                   64,522        51,252       31,852
---------------------------------------------------------------
Total sales               $1,194,296    $1,132,010     $983,800
---------------------------------------------------------------


The Corporation offers four primary product groups--hand tools, power tools, storage equipment, and shop and diagnostic equipment. These product groups experience varying unit volume levels from year to year. Hand tool volume rose modestly, reflecting increased dealer sales in foreign markets and added sales to industrial distributor customers as a result of the Williams acquisition. Sales in the automotive service market remained steady, reflecting the effectiveness of the Corporation's dealer sales program in sustaining volume despite improved vehicle quality that results in less frequent service and repair, simpler designs requiring fewer fasteners, and slower turnover among technicians. Power tool sales improved sharply, reflecting a broader product line (including part-year results for Sioux), improved product quality, increased promotion and growing customer acceptance. Diagnostic and shop equipment recorded double-digit increases in the U.S., reflecting the growing effectiveness of the SNAP-ON/SUN TECH SYSTEMS PROGRAM, the introduction of new products, the expansion of training programs, the acquisition of Wheeltronic, and a strategic alliance with Alldata Corporation to sell automotive service and repair information. Emissions-testing programs required under the Clean Air Act and in the European Common Market are expected to drive growth in this category, but the timing of such programs is uncertain. Storage equipment sales increased modestly.

During the year, the Corporation increased prices by varying degrees in each of its product groups. List price increases averaged 3.5% in both 1994 and 1993. Increased promotional activities reduced the revenue realization of these price increases.

COST AND PROFIT MARGINS Gross profit margins were 51.0% in 1994, compared with 52.6% in 1993 and 51.8% in 1992. Gross margins were lower in 1994 primarily as a result of lower manufacturing activity to reduce inventories in the United States following consolidation of branch warehouse inventories into four regional distribution centers. These planned manufacturing variances were offset, in part, by a $4.9 million favorable LIFO decrement. 1992 gross margins benefited from a $6.1 million LIFO decrement.

Operating expenses as a percent of net sales before net finance income declined to 42.7% compared with 45.0% in 1993, and 46.5% in 1992. In 1994, higher expenses associated with the full-year operation of Williams and partial-year operation of Wheeltronic and Sioux were offset by reduced legal expense and savings associated with the inventory and customer service consolidation programs. Total operating expenses before net finance income increased by $0.5 million, following increases of $52.5 million in 1993 (Sun integration, U.S. inventory and customer service consolidation) and $86.7 million in 1992 (partial-year Sun expense, additional payroll related to added sales representatives, and legal expenses). For additional information regarding certain litigation, refer to Note 4.

Net finance income was $59.4 million in 1994, $61.1 million in 1993 and $63.6 million in 1992. The decrease in net finance income was a result of an increase in leasing activity, which has a lower effective interest rate than extended credit contracts.

In the first quarter of 1994, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." This statement establishes certain accounting standards for employers who provide certain benefits to former or inactive employees, their beneficiaries, and covered dependents after employment but before retirement. Adoption of the standard had no material effect on the Corporation's financial condition or results of operations.

OTHER INCOME AND EXPENSES Interest expense in 1994 totaled $10.8 million compared with $11.2 million in 1993.


(AMOUNTS IN THOUSANDS)            1994           1993          1992
--------------------------------------------------------------------
Interest expense              $(10,806)      $(11,198)      $(5,969)
--------------------------------------------------------------------
Interest income                  2,799          1,971         2,100
--------------------------------------------------------------------
Other income (expense)           3,781         (1,215)       (2,231)
--------------------------------------------------------------------
Total other expense           $ (4,226)      $(10,442)      $(6,100)
--------------------------------------------------------------------


INCOME TAXES " The Corporation adopted in the first quarter of 1992 Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS 109, the balance sheet reflects deferred tax assets and liabilities and the tax benefit of net operating loss carryforwards at enacted tax rates to the extent that realization of such benefits is more likely than not.

The Corporation has recorded significant deferred tax assets related to inventories, employee benefits, reserves and accruals not currently deductible, and other items. Based upon the historical performance of the Corporation, it is expected that these items will be realized through future taxable income.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Corporation has U.S. tax net operating loss carryforwards (NOLs) acquired in the Sun acquisition totaling $68.0 million which expire as follows: 1998-$15.7 million, 2000-$11.3 million, 2001-$13.4 million, 2002-$1.3 million, 2004-$14.0 million, 2006-$11.9 million and 2007-$0.4 million. The Corporation has assessed the likelihood of utilization of these losses. The U.S. NOLs are expected to be realized through the consolidated and restructured equipment operations. A $3.7 million valuation allowance has been established based upon an analysis of future utilization of these NOLs. The valuation allowance offsets a portion of the deferred income tax benefits recorded as a long-term asset.


The Corporation also has foreign tax NOLs of $18.3 million resulting from operations primarily in Australia, Brazil, Canada and the Netherlands. These losses expire as follows: 1997-$1.5 million, 1998-$0.1 million, 1999-$0.2 million, 2000-$0.2 million and 2001-$0.3 million. The remaining foreign tax net operating losses may be carried forward indefinitely. A valuation allowance has been established in the amount of $6.2 million. These subsidiaries produced operating losses during a period of aggressive new market development. If the realization of these benefits becomes more likely than not in the future, the valuation allowance will be reduced or eliminated.

The Corporation's effective tax rate was 36.0% in 1994, 37.1% in 1993 and 39.8% in 1992. See Note 6 for the reconciliation of the Corporation's effective tax rate.

OTHER MATTERS During 1994, the Corporation acquired Wheeltronic, a leading manufacturer of quality above-ground lifts for the automotive repair market, and Sioux, a leading manufacturer of quality portable power tools for the industrial market. Wheeltronic enables the Corporation to expand its line of automotive shop equipment products. Sioux, with a line of 4,500 pneumatic and electric power tools and related service items, expands the Corporation's entry into the industrial distributor channel, which began with the 1993 acquisition of Williams.

Also in 1994, Sun introduced a line of repair-grade emissions-testing equipment that will enable shops to meet the service and repair requirements of a new, dynamic vehicle emissions-testing sanctioned by the Environmental Protection Agency (EPA) to comply with the Clean Air Act Amendments of 1990. The new program is known as I/M240, referring to the four-minute inspection and maintenance test which may be utilized in 83 metropolitan areas to comply with the Clean Air Act Amendments affecting some 55 million vehicles annually. Repair-grade equipment will be sold in markets where states adopt centralized testing programs. Sun also is seeking state approvals for inspection-grade emission-testing equipment it has developed to enable individual automotive service shops to participate in decentralized testing programs where states adopt them.

Opposition to centralized testing and certain aspects of the Clean Air Act Amendments of 1990 has caused some states to delay implementation of centralized programs. In addition, some political leaders have called for modifications to certain Clean Air Act Amendments which the EPA has interpreted as requiring such centralized programs to get the maximum state implementation credit. The Corporation supports efforts to ensure clean air and is committed to providing equipment needed by its customers to participate in emissions-testing programs. The Corporation generally has not taken a position in favor of any particular testing approach. The Corporation believes some new type of emissions-testing (and perhaps a mix of centralized and decentralized programs) is likely to be implemented, creating significant growth opportunity for the Corporation.

In September 1994, the Corporation sold Systems Control Inc., a subsidiary of Sun that provided centralized vehicle emissions-testing services to various government entities, including the states of Maine, Michigan, Texas and Washington. The Corporation arranged the sale, in part, to avoid any potential appearance of a conflict of interest with its sale of repair-grade emissions-testing equipment and emissions-testing training services to shop customers. Refer to Note 12 for a discussion of the Corporation's guarantees relative to Systems Control.


REPURCHASE PROGRAM " In January 1995, the Board of Directors approved and the Corporation subsequently announced a common stock repurchase program of up to $100 million to be executed from time to time in the open market and by block purchases. It reflects the Corporation's belief that its shares had been undervalued in light of the attractive opportunities in its core market and its growth potential in both the United States and international markets. The program provides the Corporation with an opportunity to lower its cost of capital and create value for its shareholders.


FINANCIAL CONDITION

OVERVIEW The Corporation ended 1994 in strong financial condition. The Corporation's capital structure remained solid, with total debt amounting to 13.5% of total capital, compared with 19.3% as of year-end 1993.

LIQUIDITY The Corporation's working capital increased by $88.6 million in 1994 and by $31.0 million in 1993. The Corporation's ratio of current assets to current liabilities was 3.7 to 1 at the end of 1994, compared with 2.8 to 1 at the end of 1993. Cash and short-term investments were $9.0 million, an increase of $2.3 million from the previous year.

Accounts receivable increased by $28.4 million to $568.4 million, primarily due to an increase in the number of high-value equipment leases provided by the Corporation. A majority of the Corporation's accounts receivable reflects the purchase of dealers' customers' extended credit purchase agreements. These installment contracts currently average approximately 18 months in duration. The remaining accounts receivable include those from dealers, industrial customers and governments. Total writeoffs for bad debts decreased 22.6% in 1994 reflecting the beneficial effects of the consolidation of billing and credit services in regional customer service centers and a concerted effort to improve collections.

Inventories decreased by $20.1 million to $229.0 million in 1994. U.S. inventories decreased by $36.9 million with the completion of the Corporation's inventory consolidation program and subsequent reduction in manufacturing activity. These reductions were offset by additions to inventory resulting from the Wheeltronic and Sioux acquisitions and a LIFO inventory decrement. The Corporation anticipates returning to normal manufacturing levels to support sales in 1995.


(AMOUNTS IN THOUSANDS)            1994           1993
-----------------------------------------------------
Current assets                $873,020       $854,598
-----------------------------------------------------
Current liabilities            237,869        308,037
-----------------------------------------------------
Working capital               $635,151       $546,561
-----------------------------------------------------
Current ratio                 3.7 to 1       2.8 to 1
-----------------------------------------------------


Short-term debt at the end of 1994 was $10.9 million, down from $68.3 million at the end of 1993. Current maturities of long-term debt (classified in Other Accrued Liabilities) were $0.3 million at the end of 1994 and $2.0 million at the end of 1993. In addition, at year-end 1994, the Corporation had $95.5 million in short-term commercial notes payable outstanding that were classified as long-term since it is the Corporation's intent and it has the ability to refinance this debt on a long-term basis, supported by its $100 million revolving credit facility.

At year-end 1994, the Corporation had bank credit lines totaling $50 million for short-term borrowing, including support of commercial paper issuance. It also had on file a $300 million shelf registration which allows the Corporation to offer for sale from time to time up to $300 million of unsecured indebtedness. These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, pay dividends and repurchase shares. The Corporation's high credit rating over the years has ensured that external funds are available at reasonable cost. At year-end 1994, the Corporation's long-term debt ratings established by Moody's Investor Service and Standard and Poor's were Aa3 and AA, respectively. The strength of the Corporation's balance sheet provides the financial flexibility to respond to opportunities for growth internally and through acquisition.

CAPITAL EXPENDITURES Capital investments in 1994 included normal replacement and upgrading of manufacturing facilities and equipment, upgrading and integration of the Corporation's computer systems, and construction of a corporate office facility. In addition, $7.9 million in capital investment was made in support of the start-up of centralized emissions-testing facilities in Maine prior to the sale of Systems Control. The Corporation anticipates capital expenditures totaling $30-35 million in 1995.

(AMOUNTS IN THOUSANDS)           1994      1993
-----------------------------------------------
Capital expenditures          $41,788   $33,248
-----------------------------------------------
Depreciation and amortization $29,632   $32,131
-----------------------------------------------



DIVIDENDS " The Corporation currently maintains a policy which calls for the payment of approximately 35% of net earnings in dividends. Although earnings results in recent years have resulted in a payout in excess of this percentage, the Corporation has maintained its current dividend rate. The Corporation anticipates returning to its historical payout rate through continued earnings improvement, as evidenced by the results of 1994, rather than through payout reduction. The Corporation has paid consecutive quarterly cash dividends since 1939.

(AMOUNTS IN THOUSANDS)                1994      1993
-----------------------------------------------------
Cash dividends paid                $46,197   $45,942
-----------------------------------------------------
Cash dividends per common share    $  1.08   $  1.08
-----------------------------------------------------
Cash dividends as % of net income     47.0%     53.5%
-----------------------------------------------------


CONSOLIDATED STATEMENTS OF EARNINGS

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA) FOR FISCAL YEARS         1994           1993         1992
---------------------------------------------------------------------------------------------------
Net sales                                                   $1,194,296     $1,132,010     $983,800
---------------------------------------------------------------------------------------------------
Cost of goods sold                                             585,459        536,282      474,387
---------------------------------------------------------------------------------------------------
GROSS PROFIT                                                   608,837        595,728      509,413

Operating expenses                                             510,361        509,910      457,384
---------------------------------------------------------------------------------------------------
Net finance income                                             (59,419)       (61,115)     (63,646)
---------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                             157,895        146,933      115,675

Interest expense                                               (10,806)       (11,198)      (5,969)
---------------------------------------------------------------------------------------------------
Other income (expense) - net                                     6,580            756         (131)
---------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                   153,669        136,491      109,575

Income taxes                                                    55,355         50,679       43,600
---------------------------------------------------------------------------------------------------
NET EARNINGS                                                $   98,314     $   85,812     $ 65,975
---------------------------------------------------------------------------------------------------

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE                  $     2.30     $     2.02     $   1.56
---------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                  42,791,916     42,570,783   42,343,781
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                                                         DECEMBER 31, 1994   JANUARY 1, 1994
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                             $    9,015        $    6,729
----------------------------------------------------------------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful accounts of $13.2 million in 1994
  and $14.9 million in 1993                                                                              568,378           539,949
----------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                                              229,037           249,102
----------------------------------------------------------------------------------------------------------------------------------
Prepaid expenses and other assets                                                                         66,590            58,818
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                     873,020           854,598

Property and equipment - net                                                                             209,142           224,810
----------------------------------------------------------------------------------------------------------------------------------
Deferred income tax benefits                                                                              56,695            53,819
----------------------------------------------------------------------------------------------------------------------------------
Intangible and other assets                                                                               96,048            85,706
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                          $1,234,905        $1,218,933
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
Accounts payable                                                                                      $   56,679        $   57,280
----------------------------------------------------------------------------------------------------------------------------------
Notes payable                                                                                             10,631            66,288
----------------------------------------------------------------------------------------------------------------------------------
Accrued compensation                                                                                      29,957            33,515
----------------------------------------------------------------------------------------------------------------------------------
Dealer deposits                                                                                           65,494            62,153
----------------------------------------------------------------------------------------------------------------------------------
Accrued income taxes                                                                                       4,744             8,474
----------------------------------------------------------------------------------------------------------------------------------
Other accrued liabilities                                                                                 70,364            80,327
----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                                237,869           308,037

Long-term debt                                                                                           108,980            99,683
----------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                                      6,264             7,413
----------------------------------------------------------------------------------------------------------------------------------
Retiree health care benefits                                                                              76,833            70,791
----------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                               38,561            31,346
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                        468,507           517,270

SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Preferred stock - authorized 15,000,000 shares of $1 par value; none outstanding                               -                 -
----------------------------------------------------------------------------------------------------------------------------------
Common stock - authorized 125,000,000 shares of $1 par value; issued 43,128,496
  and 42,818,696 shares                                                                                   43,128            42,819
----------------------------------------------------------------------------------------------------------------------------------
Additional contributed capital                                                                            61,827            52,153
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                                        684,139           632,022
----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                                                  (13,384)          (16,019)
----------------------------------------------------------------------------------------------------------------------------------
Less:  Treasury stock at cost - 250,000 shares                                                            (9,312)           (9,312)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                               766,398           701,663
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                            $1,234,905        $1,218,933
----------------------------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(AMOUNTS IN THOUSANDS) FOR FISCAL YEARS                                        1994           1993           1992
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK
Amount at beginning of year                                                $ 42,819       $ 42,415       $ 42,211
-----------------------------------------------------------------------------------------------------------------
Shares issued under stock purchase and option plans                             291            389            186
-----------------------------------------------------------------------------------------------------------------
Dividend reinvestment plan                                                       18             15             18
-----------------------------------------------------------------------------------------------------------------
AMOUNT AT END OF YEAR                                                        43,128         42,819         42,415

ADDITIONAL CONTRIBUTED CAPITAL IN EXCESS OF PAR VALUE OF COMMON STOCK
Amount at beginning of year                                                  52,153         40,312         35,576
-----------------------------------------------------------------------------------------------------------------
Additions from stock purchase and option plans                                8,779         10,477          4,178
-----------------------------------------------------------------------------------------------------------------
Tax benefit from certain stock options and other items                          264            804              -
-----------------------------------------------------------------------------------------------------------------
Dividend reinvestment plan                                                      631            560            558
-----------------------------------------------------------------------------------------------------------------
AMOUNT AT END OF YEAR                                                        61,827         52,153         40,312

RETAINED EARNINGS
Amount at beginning of year                                                 632,022        592,152        571,895
-----------------------------------------------------------------------------------------------------------------
Net earnings for the year                                                    98,314         85,812         65,975
-----------------------------------------------------------------------------------------------------------------
Dividends paid in cash - $1.08 per common share in 1994, 1993 and 1992      (46,197)       (45,942)       (45,718)
-----------------------------------------------------------------------------------------------------------------
AMOUNT AT END OF YEAR                                                       684,139        632,022        592,152

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Amount at beginning of year                                                 (16,019)       (10,214)         3,037
-----------------------------------------------------------------------------------------------------------------
Net currency translation adjustment for the year                              2,635         (5,805)       (13,251)
-----------------------------------------------------------------------------------------------------------------
AMOUNT AT END OF YEAR                                                       (13,384)       (16,019)       (10,214)
-----------------------------------------------------------------------------------------------------------------
TREASURY STOCK (250,000 SHARES) AT COST                                      (9,312)        (9,312)             -
-----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                 $766,398       $701,663       $664,665
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(AMOUNTS IN THOUSANDS) FOR FISCAL YEARS                                            1994           1993           1992
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                    $98,314        $85,812        $65,975
---------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation                                                                   26,893         29,006         25,484
---------------------------------------------------------------------------------------------------------------------
  Amortization                                                                    2,739          3,125          3,973
---------------------------------------------------------------------------------------------------------------------
  Deferred income tax provision                                                  (1,103)        (7,993)        (6,005)
---------------------------------------------------------------------------------------------------------------------
  Gain on sale of assets                                                         (2,938)          (569)          (250)
---------------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities:
  Increase in receivables                                                       (27,256)       (36,869)        (5,458)
---------------------------------------------------------------------------------------------------------------------
  (Increase) decrease in inventories                                             32,331        (35,017)         5,928
---------------------------------------------------------------------------------------------------------------------
  Increase in prepaid expenses                                                  (15,470)       (10,938)        (4,829)
---------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in accounts payable                                        (1,453)        11,915         (8,202)
---------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in accruals, deposits and other long-term liabilities      (4,882)        (9,057)        23,330
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       107,175         29,415         99,946

INVESTING ACTIVITIES
Capital expenditures                                                            (41,788)       (33,248)       (21,081)
---------------------------------------------------------------------------------------------------------------------
Acquisitions of businesses                                                      (23,332)       (14,657)      (110,719)
---------------------------------------------------------------------------------------------------------------------
Disposition of business                                                          26,611              -              -
---------------------------------------------------------------------------------------------------------------------
Disposal of property and equipment                                               10,017         11,261          3,379
---------------------------------------------------------------------------------------------------------------------
Increase in other noncurrent assets                                              (3,219)       (10,163)        (3,609)
---------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (31,711)       (46,807)      (132,030)

FINANCING ACTIVITIES
Payment of long-term debt                                                          (807)          (752)        (8,332)
---------------------------------------------------------------------------------------------------------------------
Increase in long-term debt                                                          427          9,428         78,650
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in notes payable and short-term borrowings                  (35,826)           354         52,503
---------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                            -         (9,312)             -
---------------------------------------------------------------------------------------------------------------------
Proceeds from stock purchase and option plans                                     9,983         12,245          4,940
---------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                             (46,197)       (45,942)       (45,718)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (72,420)       (33,979)        82,043

EFFECT OF EXCHANGE RATE CHANGES                                                    (758)          (873)        (1,916)
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  2,286        (52,244)        48,043
Cash and cash equivalents at beginning of year                                    6,729         58,973         10,930
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $ 9,015        $ 6,729        $58,973
---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS 1994, 1993 AND 1992

NOTE  1  SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

A. PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated.

B. ACCOUNTING PERIOD: The Corporation's accounting period ends on the Saturday nearest December 31. The 1994, 1993 and 1992 fiscal years ended on December 31, 1994, January 1, 1994 and January 2, 1993.

C. CASH EQUIVALENTS: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

D. ACCOUNTS RECEIVABLE: Accounts receivable includes installment receivable amounts which are due subsequent to one year from balance sheet dates. These amounts were approximately $28.2 million and $27.9 million at the end of 1994 and 1993.

Gross installment receivables amounted to $488.0 million and $456.3 million at the end of 1994 and 1993. Of these amounts, $92.5 million and $89.4 million represented unearned finance charges at the end of 1994 and 1993.

The Corporation has an agreement with a financial institution to sell, on an ongoing basis and with full recourse, up to $25.0 million of dealer start-up loan receivables. During 1994, $19.2 million of these receivables were sold to the institution, of which $18.0 million remained outstanding at December 31, 1994.

E. INVENTORIES: Inventories are stated at the lower of cost or market. Cost elements include the cost of raw materials, direct labor, and overhead incurred in the manufacturing process. For detailed inventory information, refer to Note 3.

F. PROPERTY AND EQUIPMENT: Land, buildings, and machinery and equipment are carried at cost. Depreciation and amortization are provided for primarily using the straight-line depreciation method.

The estimated service lives of property and equipment are principally as follows:

-------------------------------------------------
BUILDINGS AND INPROVEMENTS         15 to 45 years
-------------------------------------------------
MACHINERY AND EQUIPMENT             3 to 15 years
-------------------------------------------------
TRANSPORTATION VEHICLES             2 to  5 years
-------------------------------------------------



The costs and related accumulated depreciation of the Corporation's property and equipment values were as follows for fiscal years ended:


(AMOUNTS IN THOUSANDS)            1994           1993
-----------------------------------------------------
LAND                          $ 18,394       $ 27,209
-----------------------------------------------------
BUILDINGS AND IMPROVEMENTS     134,038        142,438
-----------------------------------------------------
MACHINERY AND EQUIPMENT        301,175        282,222
-----------------------------------------------------
                               453,607        451,869
-----------------------------------------------------
ACCUMULATED DEPRECIATION      (244,465)      (227,059)
-----------------------------------------------------
PROPERTY AND EQUIPMENT - NET  $209,142       $224,810
-----------------------------------------------------


G. INTANGIBLES: The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is included in Intangible and Other Assets in the accompanying consolidated balance sheets and is being amortized principally over 20 years on a straight-line basis. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Goodwill (net of accumulated amortization) was $52.5 million and $48.1 million at the end of 1994 and 1993. Amortization of goodwill amounted to $3.2 million, $2.8 million and $2.4 million for 1994, 1993 and 1992. Accumulated amortization of goodwill was $9.4 million and $6.2 million at the end of years 1994 and 1993.

H. RESEARCH AND ENGINEERING: Research and engineering costs are charged to expense in the year incurred. For 1994, 1993 and 1992, these costs were $30.6 million, $27.7 million and $21.1 million.

I. INCOME TAXES: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. For detailed tax information, refer to Note 6.

J. FOREIGN CURRENCY TRANSLATION: The financial statements of the Corporation's foreign subsidiaries are translated into U.S.

NOTE 1 SUMMARY OF ACCOUNTING POLICIES

dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Net assets of certain foreign subsidiaries are translated at current rates of exchange and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of shareholders' equity. Certain other translation adjustments and transaction gains and losses are reported in net income and were not material in any year.

K. FRANCHISE FEE REVENUE: Franchise fee revenue is recognized as the fees are earned. Revenue from franchise fees was not material in any year.

L. NET FINANCE INCOME: Net finance income is comprised of installment contract and lease income net of related expenses.

M. RECLASSIFIED PRIOR-YEAR AMOUNTS: Certain prior-year amounts have been reclassified to conform with current-year presentation.

NOTE  2  ACQUISITIONS AND DIVESTITURE

ACQUISITIONS

During 1994, 1993 and 1992, the Corporation acquired the entities described below, which were accounted for by the purchase method of accounting. The results of operations of the acquired companies are included in the accompanying consolidated financial statements from their respective dates of acquisition.

On October 2, 1992, the Corporation acquired Sun Electric Corporation. Sun is primarily engaged in the design, manufacture, marketing and service of diagnostic, test and service equipment, together with information and management systems, for the motor vehicle service industry and for motor vehicle manufacturers. The total purchase price of approximately $115 million was financed with available cash of approximately $40 million and the issuance of debt of approximately $75 million. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. This allocation resulted in goodwill of approximately $30 million, which is being amortized over 20 years.

On September 29, 1993, the Corporation acquired the assets of J. H. Williams Industrial Products, Inc. and formed a new company named J. H. Williams Company. Williams is a full-line tool manufacturer for wholesale industrial customers. On September 14, 1994, the Corporation acquired the assets and assumed certain liabilities of Wheel Tronic, a division of Derlan Manufacturing, Inc., and formed a new company named Wheeltronic Ltd. Wheeltronic manufactures high quality, above-ground lifts for the automotive repair market. On November 10, 1994, the Corporation acquired Sioux Tools, Inc., a leading maker of portable electric and pneumatic tools primarily for the industrial market. Pro forma results of operations are not shown, as the effect of these acquisitions is not material.

DIVESTITURE

Systems Control, Inc., acquired as part of the Sun purchase in 1992, was sold on September 29, 1994. The gain recognized on this divestiture was not material. The sale of this business will not significantly impact ongoing results of operations.

NOTE  3  INVENTORIES

The components of the Corporation's inventory were as follows for years ended:

(AMOUNTS IN THOUSANDS)       1994      1993
-------------------------------------------
FINISHED STOCK           $266,792  $280,512
-------------------------------------------
WORK IN PROCESS            26,316    30,534
-------------------------------------------
RAW MATERIALS              43,907    52,052
-------------------------------------------
EXCESS OF CURRENT COST
  OVER LIFO COST         (107,978) (113,996)
-------------------------------------------
TOTAL INVENTORY          $229,037  $249,102
-------------------------------------------


Inventories accounted for using the last-in, first-out (LIFO) cost method approximated 48% of total inventory as of year-end 1994 and 58% as of year-end 1993. Inventories for Sun were $65.6 million as of year-end 1994 and $65.9 million as of year-end 1993, and are accounted for on the first-in, first-out
(FIFO) cost method.

During 1994 and 1992, the Corporation liquidated inventories that were carried at lower costs prevailing in prior years. The effect of these liquidations was to increase income before taxes by $4.9 million and $6.1 million in 1994 and 1992.

NOTE  4  LITIGATION

The Corporation has been involved in a number of dealer claims in the ordinary course of its business for a number of years, with respect to both its United States and foreign operations. Dealer claims in foreign jurisdictions in the aggregate are not material. The discussion in this note is limited to U.S. claims. Also excluded from this note are confidential matters pending in the Corporation's Ombudsman Program, which are not significant. Since the Corporation maintains a worldwide network of approximately 4,800 dealers, some dealer disputes and resulting claims are to be expected.

At January 31, 1995, the Corporation was a party to a number of pending legal proceedings in which approximately 26 dealers (most of whom are former dealers) and, in some cases, their spouses have asserted claims against the Corporation. These proceedings are now pending before courts and arbitration panels at various stages in a number of states, including some in appellate courts. In addition, at January 31, 1995, approximately 81 current or former dealers have threatened to assert claims against the Corporation. This compares with approximately 70 pending and approximately 72 threatened dealer claims at January 31, 1994. In most instances, these claims include allegations that the Corporation made misrepresentations, violated statutes or contract rights, and caused distress. The Corporation generally denies liability and intends to vigorously defend itself against these claims, but considers settlements where appropriate. The Corporation is also involved in litigation against certain of its insurance carriers as to coverage in connection with various dealer claims.

During 1994, nine former and two current dealers asserted claims and 60 dealers (almost all of whom are former dealers) threatened to assert claims against the Corporation. This compares with 26 asserted claims and approximately 139 threatened claims in 1993. Approximately 76% of the aggregate claims asserted during 1994 were by dealers who are parties to arbitration agreements with the Corporation, as compared with approximately 64% during 1993. In the Corporation's experience, the expenditures in arbitration claims are less than those in court cases. Based on current information, the Corporation presently intends to assert as a defense to certain of the claims made during 1994 that such claims are time-barred under applicable statutory or contractual limitation periods.

Since 1991, through legal counsel, the services of a nationally recognized actuarial firm were engaged to assist in an evaluation of the reserves established for dealer claims. Based in part on the advice from such counsel and actuarial firm, the Corporation believes that it has established reasonable reserves and the Corporation does not expect the costs, losses, and settlements of these claims to exceed probable insurance recoveries together with the reserves established.

During the three fiscal years 1994, 1993 and 1992, the Corporation charged earnings a total of approximately $7.9 million, $17.8 million and $28.9 million, for settlement costs, including the establishment of related reserves, legal fees, and expenses with respect to dealer claims. Although it is not possible to predict the outcome of the existing dealer claims with any certainty, it is management's opinion, based in part on advice from its legal counsel and its actuarial consultant, that the costs, losses, and settlement of these claims are not expected to have a material adverse effect on the Corporation's financial condition and results of operations.

NOTE  5  SHORT-TERM AND LONG-TERM DEBT

At December 31, 1994, the Corporation had committed bank lines of credit totaling $50.0 million for short-term borrowing, including support for commercial paper issuance. As of year-end, the entire $50.0 million was available to the Corporation. Notes payable to banks from non-committed bank lines of credit totaled $10.6 million as of December 31, 1994 and $1.0 million as of January 1, 1994.

Commercial notes payable totaled $95.5 million as of December 31, 1994 and $140.3 million as of January 1, 1994. The $95.5 million of commercial paper outstanding at year-end is classified as long-term debt since it is the Corporation's intent and it has the ability (supported by a $100.0 million revolving credit facility as described below) to refinance the debt on a long-term basis.

Maximum short-term borrowings outstanding at the end of any month in 1994 and 1993 were $73.4 million and $69.3 million. The average outstanding borrowings were $52.6 million in 1994 and $40.9 million in 1993. The weighted average interest rates for 1994 and 1993 were 4.5% and 5.1%. The weighted average interest rate on outstanding borrowings at December 31, 1994 was 7.5%.

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS (countinued)
FISCAL YEARS 1994,1993, AND 1992

The Corporation's long-term debt consisted of the following for fiscal years ended:

(AMOUNTS IN THOUSANDS)                  1994     1993
-----------------------------------------------------
BORROWINGS UNDER OR SUPPORTED BY
  A REVOLVING CREDIT COMMITMENT    $ 95,500  $ 75,000
-----------------------------------------------------
OTHER LONG-TERM DEBT                 13,795    26,735
-----------------------------------------------------
                                    109,295   101,735
-----------------------------------------------------
CURRENT MATURITIES                     (315)   (2,052)
-----------------------------------------------------
TOTAL LONG-TERM DEBT               $108,980  $ 99,683
-----------------------------------------------------
-----------------------------------------------------


In December 1994, the Corporation entered into a $100 million revolving credit commitment. Under the terms of the commitment, borrowings can be made at the then current London Interbank Offered Rate (LIBOR) plus .14% and may be fixed for periods ranging from one to twelve months under reborrowing provisions of the commitment. This commitment terminates on January 2, 2000. At December 31, 1994, the $95.5 million of commercial paper outstanding that was classified as long-term and supported by this credit commitment had an average interest rate of 6.1%.

The Corporation must maintain a specific level of consolidated tangible net worth, meet certain leverage and interest coverage ratios, and certain capital transactions are restricted. At year-end 1994, the Corporation was in compliance with all covenants of the commitment.

The annual maturities of the Corporation's long-term debt due in the next five years are $.3 million in 1995, $.3 million in 1996, $7.6 million in 1997, $.2 million in 1998 and $.2 million in 1999.

On September 23, 1994, the Corporation filed a registration statement with the Securities and Exchange Commission, effective November 13, 1994, which allows the Corporation to offer for sale from time to time up to $300 million of unsecured indebtedness. As of December 31, 1994, the Corporation has not incurred indebtedness under this filing.

Interest payments on debt and on other interest bearing obligations approximated $11.6 million, $11.9 million and $5.5 million for 1994, 1993 and 1992.

NOTE  6  INCOME TAXES

Effective at the beginning of 1992, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this statement, deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. The adoption of this statement did not have a material effect on the 1992 consolidated results of operations or financial condition of the Corporation.

The provision for income taxes consists of the following:

(AMOUNTS IN THOUSANDS)           1994      1993      1992
---------------------------------------------------------
CURRENT:
Federal                       $36,279   $33,452   $25,998
---------------------------------------------------------
Foreign                        14,091    17,741    14,473
---------------------------------------------------------
State                           6,088     7,479     9,134
---------------------------------------------------------
Total current                  56,458    58,672    49,605

DEFERRED:
Federal                          (684)   (6,568)   (4,238)
---------------------------------------------------------
Foreign                          (517)     (919)   (1,259)
---------------------------------------------------------
State                              98      (506)     (508)
---------------------------------------------------------
TOTAL DEFERRED                 (1,103)   (7,993)   (6,005)
---------------------------------------------------------
TOTAL INCOME TAX PROVISION    $55,355   $50,679   $43,600
---------------------------------------------------------
---------------------------------------------------------


A reconciliation of the Corporation's effective income tax rate to the statutory federal tax rate follows for fiscal years:


                              1994      1993      1992
-------------------------------------------------------
STATUTORY FEDERAL INCOME
  TAX RATE                    35.0%     35.0%     34.0%
------------------------------------------------------
INCREASE (DECREASE) IN TAX
  RATE RESULTING FROM:
State income taxes, net of
  federal benefit              2.7       3.2       4.8
------------------------------------------------------
Foreign sales corporation
  tax benefit                 (1.9)     (1.9)     (2.3)
------------------------------------------------------
Foreign losses without
  tax benefit                  0.2       0.9       2.1
------------------------------------------------------
Adjustment for rate change
  on deferred taxes              -      (1.6)        -
------------------------------------------------------
Other                            -       1.5       1.2
------------------------------------------------------
EFFECTIVE TAX RATE            36.0%     37.1%     39.8%
------------------------------------------------------
------------------------------------------------------

Temporary differences which give rise to the net deferred tax benefit are as follows:

(AMOUNTS IN THOUSANDS)           1994      1993      1992
---------------------------------------------------------
CURRENT DEFERRED INCOME
  TAX BENEFIT:
Inventories                   $15,007   $ 9,946   $ 4,092
---------------------------------------------------------
Accruals and reserves
  not currently deductible     19,217    21,846    22,021
---------------------------------------------------------
Other                             302      (201)    1,927
---------------------------------------------------------
TOTAL CURRENT (INCLUDED IN
  PREPAID EXPENSES)            34,526    31,591    28,040

LONG-TERM DEFERRED
  INCOME TAX BENEFIT:
Employee benefits              44,215    41,922    38,205
---------------------------------------------------------
Net operating losses           30,124    29,650    33,505
---------------------------------------------------------
Depreciation                  (17,239)  (15,477)  (18,156)
---------------------------------------------------------
Other                           3,200      (150)    2,568
---------------------------------------------------------
Valuation Allowance            (9,869)   (9,539)  (11,797)
---------------------------------------------------------
TOTAL LONG-TERM                50,431    46,406    44,325
---------------------------------------------------------
NET DEFERRED INCOME
  TAX BENEFIT                 $84,957   $77,997   $72,365
---------------------------------------------------------



The valuation allowance required under SFAS No. 109 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards which may not be realized. Included in the valuation allowance is $4.5 million which relates to the deferred tax assets recorded in the acquisition of Sun. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

The Corporation has U.S. tax net operating loss carryforwards (NOLs) acquired in the Sun acquisition totaling $68.0 million which expire as follows: 1998-$15.7 million, 2000-$11.3 million, 2001-$13.4 million, 2002-$1.3 million, 2004-$14.0 million, 2006-$11.9 million and 2007-$0.4 million. The Corporation also has foreign tax NOLs of $18.3 million resulting from operations primarily in Australia, Brazil, Canada and the Netherlands. These losses expire as follows:
1997-$1.5 million, 1998-$0.1 million, 1999-$0.2 million, 2000-$0.2 million and
2001-$0.3 million. The remaining foreign tax net operating losses may be carried forward indefinitely.

The undistributed earnings of all subsidiaries were approximately $66.6 million, $66.9 million and $64.1 million for 1994, 1993 and 1992. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings, and accordingly, no deferred income taxes have been provided for the distribution of these earnings to the parent company.

The Corporation made income tax payments of $65.9 million, $73.6 million and $49.8 million in 1994, 1993 and 1992.

NOTE  7  FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE CONTRACTS: The Corporation enters into foreign currency contracts to manage its exposure to foreign currency fluctuations in intercompany payables denominated in foreign currencies. Gains and losses on these contracts are recognized currently and were not material. These forward exchange contract transactions generally mature monthly at which time they are replaced with new contracts. At December 31, 1994, the Corporation had forward exchange contracts to exchange British pounds, Netherlands guilden and German marks for U.S. dollar equivalents of approximately $10.4 million. These forward exchange contract transactions matured in January 1995. The amount of foreign exchange contracts outstanding throughout 1994 ranged from $10.4 million to $19.9 million in U.S. dollar equivalents.

INTEREST RATE SWAP AGREEMENTS: The Corporation enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differentials paid or received on interest rate agreements are accrued and recognized as adjustments to interest expense. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

In December 1994, the Corporation sold $50 million of a five-year interest rate swap agreement entered into in November 1992. Additionally during 1994, the Corporation entered into ten-year interest rate swap agreements totalling $20 million involving the exchange of floating interest rate payment obligations for fixed rate payment obligations without the exchange of the underlying principal amounts. At December 31, 1994 and January 1, 1994, the notional principal amount totalled $44.5 million and $75.0 million. The counterparty to these agreements is a United States branch of a major foreign bank.

CREDIT CONCENTRATIONS: The Corporation is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. The Corporation does not anticipate non-performance by the counterparties. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but enters into agreements only with high quality financial institutions.

While the Corporation primarily sells to professional technicians and shop owners, the Corporation's accounts receivable do not represent significant concentrations of credit risk due to the wide variety of individual customers and geographic areas.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Statement of Financial Accounting Standards
(SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments" requires the Corporation to disclose the fair value of financial instruments for both on- and off-balance sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value for financial instruments:

     INSTALLMENT CONTRACTS: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost and profit factors. As of December 31, 1994, the fair value was approximately $450.0 million versus a book value of $395.5 million. As of January 1, 1994, the fair value was approximately $425.0 million versus a book value of $367.0 million.

     INTEREST RATE SWAP AGREEMENT(S): The fair value of the agreement(s) was based on a quote from the financial institution with which the Corporation executed the transaction(s). As of December 31, 1994, the Corporation would have realized a gain of $1.0 million upon termination of the agreement(s). As of year-end 1993, the cost to terminate the agreement(s) would have been $3.5 million.

     ALL OTHER FINANCIAL INSTRUMENTS: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts and other financial instruments.

NOTE  8  PENSION PLANS

The Corporation has several noncontributory pension plans covering substantially all employees including certain employees in foreign countries. Retirement benefits are provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The Corporation recognizes retirement plan expenses in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans using the actuarially computed entry age normal cost method, which includes, as to certain defined retirement benefit plans, amortization of past service cost over 30 years.

The Corporation has several foreign subsidiary pension plans which do not report pension expense in accordance with SFAS No. 87, as these plans and their related pension expense are not material.

The Corporation's net pension expense included the following components:

(AMOUNTS IN THOUSANDS)           1994     1993      1992
--------------------------------------------------------
SERVICE COST-BENEFITS
  EARNED DURING YEAR          $12,146   $9,331    $8,516
--------------------------------------------------------
INTEREST COST ON
  PROJECTED BENEFITS           22,112   20,012    17,339
--------------------------------------------------------
LESS ACTUAL RETURN ON
  PLAN ASSETS                  (1,949) (31,069)  (19,790)
--------------------------------------------------------
NET AMORTIZATION AND DEFERRAL:
Actual return on assets in
  excess of (less than)
  projected return            (20,226)   9,950     1,160
--------------------------------------------------------
Amortization of net assets
  at transition                (1,082)  (1,092)   (1,102)
OTHER                             591      458         9
--------------------------------------------------------
NET PENSION EXPENSE           $11,592   $7,590    $6,132
--------------------------------------------------------


The funded status of the Corporation's U.S. pension plans was as follows:


                                                                    1994                          1993
                                                          ---------------------------     --------------------------
                                                            ASSETS        ACCUMULATED       ASSETS       ACCUMULATED
                                                            EXCEED          BENEFITS        EXCEED        BENEFITS
                                                          ACCUMULATED        EXCEED       ACCUMULATED      EXCEED
(AMOUNTS IN THOUSANDS)                                     BENEFITS          ASSETS        BENEFITS        ASSETS
--------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF ACCUMULATED BENEFITS:
Vested benefits                                            $173,250        $22,450        $149,232       $ 57,775
--------------------------------------------------------------------------------------------------------------------
Non-vested benefits                                          29,212          1,654          26,244          7,014
--------------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                              202,462         24,104         175,476         64,789
--------------------------------------------------------------------------------------------------------------------
EFFECT OF PROJECTED FUTURE SALARY INCREASES                  38,393          3,574          45,430          4,516
--------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION                                240,855         27,678         220,906         69,305
--------------------------------------------------------------------------------------------------------------------
PLAN ASSETS AT MARKET VALUE                                 254,517         18,725         227,892         55,888
--------------------------------------------------------------------------------------------------------------------
PLAN ASSETS IN EXCESS OF (LESS THAN) PROJECTED
  BENEFIT OBLIGATION                                         13,662         (8,953)          6,986        (13,417)
--------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED NET ASSETS AT YEAR-END                          (9,248)        (2,680)         (7,960)          (836)
--------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED NET (GAIN) OR LOSS FROM EXPERIENCE DIFFERENT
  THAN ASSUMED                                              (47,239)         1,583         (31,232)         2,887
--------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED PRIOR SERVICE COST                               8,957            724           6,175          4,101
--------------------------------------------------------------------------------------------------------------------
ADDITIONAL MINIMUM LIABILITY                                      0         (1,066)              0         (3,176)
--------------------------------------------------------------------------------------------------------------------
PENSION LIABILITY                                          $(33,868)      $(10,392)       $(26,031)      $(10,441)
--------------------------------------------------------------------------------------------------------------------



The actuarial present value of the projected benefit obligation was determined using a discount rate of 8.5% for 1994, 7.25% for 1993 and 9.0% for 1992. The projected future salary increase assumption was 5.0% for 1994 and 1993 and 6.0% for 1992. The expected long-term rate of return on plan assets was 9.0% for the three years reported.

Plan assets are stated at market value and are comprised primarily of corporate equities and various debt securities.

The pension liability for 1994 is comprised of a current liability of $5.7 million and a long-term liability of $38.6 million. The long-term liability represents pension obligations which are not expected to be funded during the next 12 months.

NOTE  9  RETIREE HEALTH CARE

The Corporation provides certain health care benefits for most retired U.S. employees. The majority of the Corporation's U.S. employees become eligible for those benefits if they reach normal retirement age while working for the Corporation; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, the plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

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

The components of the expense for postretirement health care benefits are as follows:

(AMOUNTS IN THOUSANDS)               1994      1993      1992
-------------------------------------------------------------
NET PERIODIC COST
SERVICE COST - BENEFITS
  ATTRIBUTED TO SERVICE
  DURING THE PERIOD                $2,139    $1,613    $1,570
-------------------------------------------------------------
INTEREST COST ON ACCUMULATED
  POSTRETIREMENT BENEFIT
  OBLIGATION                        5,081     4,888     5,882
-------------------------------------------------------------
AMORTIZATION OF
  UNRECOGNIZED NET GAIN                 -      (331)        -
-------------------------------------------------------------
NET POSTRETIREMENT HEALTH
  CARE EXPENSE                     $7,220    $6,170    $7,452
-------------------------------------------------------------


The components of the accumulated postretirement benefit obligation are as follows:

(AMOUNTS IN THOUSANDS)                          1994      1993
--------------------------------------------------------------
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION
Retirees                                     $37,030   $37,375
--------------------------------------------------------------
Fully eligible active plan participants        9,281     9,746
--------------------------------------------------------------
Other active plan participants                20,938    23,890
--------------------------------------------------------------
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION                          67,249    71,011
--------------------------------------------------------------
UNRECOGNIZED NET GAIN                         12,847     3,280
--------------------------------------------------------------
POSTRETIREMENT LIABILITY                     $80,096   $74,291
--------------------------------------------------------------


The accumulated postretirement benefit obligation at the end of 1994 is comprised of a current liability of $3.3 million and a long-term liability of $76.8 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of year-end 1994 and 1993 was 8.5% and 7.25%.

The actuarial calculation assumes a health care trend rate of 10.6% in 1995 for benefits paid on pre-Medicare retirees decreasing gradually to 5.0% in the year 2003 and thereafter. For benefits paid on Medicare eligible retirees, a health care trend rate of 8.9% was assumed in 1995 decreasing to 5.0% in the year 2007 and thereafter.

As of December 31, 1994, a one percentage point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $2.0 million and the service cost and interest cost component by $.1 million.

NOTE  10 CORPORATION STOCK OPTION AND PURCHASE PLANS

The Corporation has a stock option plan for directors, officers and key employees with expiration dates on the options ranging from 1996 to 2004. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted.

                              NUMBER OF             OPTION PRICE
                                 SHARES               PER SHARE
----------------------------------------------------------------
OPTIONS OUTSTANDING AT
DECEMBER 28, 1991             1,890,032           $20.56 - 38.13
----------------------------------------------------------------
Granted                         150,025            33.75 - 34.75
----------------------------------------------------------------
Exercised                      (151,116)           20.56 - 35.50
----------------------------------------------------------------
Surrendered                     (54,934)           20.56 - 38.13
----------------------------------------------------------------
OPTIONS OUTSTANDING AT
JANUARY 2, 1993               1,834,007            20.56 - 38.13
----------------------------------------------------------------
Granted                         532,619            31.75 - 35.00
----------------------------------------------------------------
Exercised                      (361,057)           20.56 - 35.50
----------------------------------------------------------------
Surrendered                    (106,905)           20.56 - 35.50
----------------------------------------------------------------
OPTIONS OUTSTANDING AT
JANUARY 1, 1994               1,898,664            20.56 - 38.13
----------------------------------------------------------------
Granted                          40,500            36.75 - 37.25
----------------------------------------------------------------
Exercised                      (203,445)           20.56 - 35.00
----------------------------------------------------------------
Surrendered                    (182,502)           20.56 - 31.75
----------------------------------------------------------------
OPTIONS OUTSTANDING AT
DECEMBER 31, 1994             1,553,217           $20.56 - 38.73
----------------------------------------------------------------
SHARES RESERVED FOR
FUTURE GRANTS                 1,738,093
----------------------------------------------------------------
SHARES EXERCISABLE AT
DECEMBER 31, 1994             1,498,004
----------------------------------------------------------------


The Corporation offers shareholders a convenient way to increase their investment in the Corporation through a no-commission dividend reinvestment and stock purchase plan. Participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits shareholders to invest cash for additional shares that are purchased for them each month. For 1994, 1993 and 1992, shares issued under the dividend reinvestment and stock purchase plan totaled 17,991, 15,485 and 17,587. At December 31, 1994, 933,501 shares were reserved for issuance to shareholders under this plan.

Employees of the Corporation are entitled to participate in an employee stock purchase plan and are entitled to purchase shares up to the maximum allowed by the Internal Revenue Code. The purchase price of the common stock is the lesser of the closing market price of the stock on the beginning date (May 15th) or ending date (May 14th) of each plan year. The Board of Directors may terminate this plan at any time. For 1994, 1993 and 1992, shares issued under the employee stock purchase plan totaled 43,205, 44,563 and 66,554. At December 31, 1994, shares totaling 94,282 were reserved for issuance to employees under this plan and the Corporation held contributions of approximately $1.3 million for the purchase of common stock.

Franchised dealers are entitled to participate in a dealer stock purchase plan. The purchase price of the common stock is the lesser of the closing market price of the stock on the beginning date (May 15th) or ending date (May 14th) of each plan year. For 1994, 1993 and 1992, shares issued under the dealer stock purchase plan totaled 50,126, 4,683 and 348. At December 31, 1994, 144,843 shares were reserved for issuance to franchised dealers under this plan and the Corporation held contributions of approximately $1.5 million for the purchase of common stock.

In 1993, shareholders approved the Directors' 1993 Fee Plan. Under this plan, non-employee Directors receive a mandatory minimum of 25% and an elective maximum of up to 100% of their fees and retainer in shares of Corporation stock. Directors may elect to defer receipt of all or part of these shares. For 1994 and 1993, shares issued under the Directors' Fee Plan totaled 1,545 and 184. Additionally, receipt of 602 and 1,004 shares were deferred in 1994 and 1993. At December 31, 1994, 196,665 shares were reserved for issuance to directors under this plan.

NOTE  11  CAPITAL STOCK

The Board of Directors declared on October 23, 1987, and amended on May 22, 1992 and January 28, 1994, a dividend distribution of one preferred stock purchase right for each share of the Corporation's outstanding common stock. The rights are exercisable only if a person or group acquires or publicly announces a tender offer for 15% or more of the Corporation's common stock ("Acquiring Person"). Each right may then be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $125. Investors who acquire more than 15% and less than 25% of the Corporation's stock without the intent or purpose to change or influence the control of the Corporation are exempt from the definition of "Acquiring Person." If the Corporation is acquired in a merger or other business combination not approved by the Board of Directors, each holder of a right, other than those held by the acquiring person or group, will be entitled to purchase one share of common stock of the surviving company having a market value equivalent to two times the current purchase price, thereby causing ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporation's Board of Directors. The rights expire on November 3, 1997, and may be redeemed by the Corporation at a price of $.05 per right at any time prior to 10 days after a person or group acquires 15% or more of the Corporation's common stock. The rights of redemption may be reinstated in connection with the consummation of a merger or other business combination which has been approved by 67% of the outstanding shares not held by 15% shareholders and their affiliates.

In January 1995, the Board of Directors approved and the Corporation subsequently announced a common stock share repurchase program of up to $100 million to be executed from time to time through open market purchases and by block purchases.

NOTE  12  COMMITMENTS AND CONTINGENCIES

The Corporation has entered into certain operating lease agreements on facilities and computer equipment which extend for varying amounts of time.

The Corporation's lease commitments require future payments as follows:

Year Ending         (Amounts in Thousands)
------------------------------------------
1995                               $11,514
------------------------------------------
1996                                 7,018
------------------------------------------
1997                                 5,126
------------------------------------------
1998                                 4,574
------------------------------------------
1999                                 3,136
------------------------------------------
2000-2017                           11,376
------------------------------------------


Rent expenses for worldwide facilities and computer equipment were $11.8 million in 1994, $10.1 million in 1993 and $8.5 million in 1992.

As a result of the Sun acquisition, the Corporation assumed certain third-party leasing obligations. Prior to the 1990 expiration of an operating agreement between Sun and a third-party leasing corporation, certain lease sales were placed with a third party with recourse. This leasing corporation provided customer financing on sales of Sun products in the United States. Under terms of an associated remarketing agreement with the third party, Sun continues to be required, under certain conditions, to repurchase equipment on defaulted leases at predetermined prices. Sun's maximum contingent liability under the remarketing agreement (assuming 100% default by customers on all existing leases) was $4.6 million as of December 31, 1994. It is expected that any losses actually incurred due to default would be partially offset by the repossession and resale of the leased equipment.

Prior to Sun's disposition of Systems Control, Inc. on September 29, 1994, the Corporation guaranteed the performance of Systems Control's single-purpose subsidiaries, Tejas Testing

Technology One, L.C. and Tejas Testing Technology
Two, L.C. (the "Tejas Companies"), under two seven-year contracts to perform automotive emissions-testing in the Dallas/Fort Worth and Southeast regions of Texas. To finance the Tejas Companies' performance under the emissions contracts, the Corporation guaranteed payment of the Tejas Companies' $98.8 million obligations under an Agreement for Lease and Lease Agreement, each dated June 22, 1994 (the "Lease Obligations"), pursuant to which the Tejas Companies acquired the equipment and facilities necessary to perform the emission contracts. The value of such equipment and facilities and the value of any continuing operations will accrue to the Corporation in the event the Corporation is required to satisfy the Lease Obligations. The guarantee of payment will terminate at such time as the Tejas Companies meet certain financial ratios for 6 consecutive months. Pursuant to a Capital Subscription Agreement dated June 22, 1994, the Corporation is also obligated, for the duration of the emission-testing contracts, to make a subordinated loan to the Tejas Companies sufficient in amount to enable the Tejas Companies to satisfy the Lease Obligations in the event the emissions-testing program is terminated as a result of a court order or by repeal of the implementing legislation, or where the program is terminated as a result of a performance default by the Tejas Companies and the Texas Natural Resources Conservation Commission exercises its option to purchase the equipment and facilities at a price that is insufficient to satisfy the Lease Obligations. The emission-testing program was suspended for 90 days by the Texas Legislature on February 1, 1995. The program is presently scheduled to resume on May 2, 1995.

Based upon conditions as they presently exist, it is management's opinion that the guarantees and Capital Subscription Agreement referred to above are not likely to have a material adverse effect, if any, on the Corporation's financial condition or results of operations.

NOTE  13  REPORTING SEGMENTS

The Corporation operates predominantly in a single industry as a manufacturer and distributor of tools and other products for the professional mechanic. The Corporation is a multinational corporation with operations in many countries including the United States, Australia, Belgium, Brazil, Canada, France, Germany, Japan, Mexico, Puerto Rico, the Netherlands, New Zealand, Taiwan and the United Kingdom. Transfers between geographic areas primarily represent inter-company export sales of U.S.-produced goods and are accounted for based on established sales prices between the related companies. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

Identifiable assets of European and other foreign subsidiaries are those assets related to the operations of those subsidiaries. United States assets consist of all other operating assets of the Corporation.




                                                                           Other Foreign
                                     United States            Europe        Subsidiaries       Eliminations        Consolidated
-------------------------------------------------------------------------------------------------------------------------------
1994
SALES TO UNAFFILIATED CUSTOMERS         $  862,189          $191,648            $140,459       $          -          $1,194,296
-------------------------------------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS         149,986             2,670               9,793           (162,449)                  -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                            1,012,175           194,318             150,252           (162,449)          1,194,296
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                   126,834            21,444              14,217             (4,600)            157,895
-------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS                     $1,015,208          $137,340            $108,083           $(25,726)         $1,234,905
-------------------------------------------------------------------------------------------------------------------------------
1993
Sales to unaffiliated customers         $  807,469          $198,941            $125,600       $          -         $1,132,010
-------------------------------------------------------------------------------------------------------------------------------
Transfers between geographic areas         105,846             2,595              10,486           (118,927)                 -
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                              913,315           201,536             136,086           (118,927)         1,132,010
-------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                   112,324            22,023              14,560             (1,974)           146,933
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                     $1,007,269          $140,735            $ 96,655       $    (25,726)        $1,218,933
-------------------------------------------------------------------------------------------------------------------------------
1992
Sales to unaffiliated customers         $  770,766          $111,598            $101,436       $          -        $  983,800
-------------------------------------------------------------------------------------------------------------------------------
Transfers between geographic areas          73,062             2,185               7,324            (82,571)                -
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                              843,828           113,783             108,760            (82,571)          983,800
-------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                   105,874             2,157               8,133               (489)          115,675
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                     $  978,902          $120,295            $ 98,737          $ (25,521)       $1,172,413
-------------------------------------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF SNAP-ON INCORPORATED:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) as of December 31, 1994 and January 1, 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated as of December 31, 1994 and January 1, 1994, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 31, 1995

QUARTERLY FINANCIAL
INFORMATION (Unaudited)


(Amounts in thousands
except per share data)         1994           1993           1992
-----------------------------------------------------------------
NET SALES
1st Quarter              $  298,777     $  270,674       $226,253
2nd Quarter                 298,752        272,718        232,907
3rd Quarter                 278,359        271,096        225,554
4th Quarter                 318,408        317,522        299,086
-----------------------------------------------------------------
                         $1,194,296     $1,132,010       $983,800
-----------------------------------------------------------------
-----------------------------------------------------------------
GROSS PROFIT
1st Quarter              $  153,470     $  138,938       $114,262
2nd Quarter                 156,087        146,839        117,842
3rd Quarter                 140,771        140,759        114,544
4th Quarter                 158,509        169,192        162,765
-----------------------------------------------------------------
                         $  608,837     $  595,728       $509,413
-----------------------------------------------------------------
-----------------------------------------------------------------
NET EARNINGS
1st Quarter              $   22,834     $   18,504       $ 18,475
2nd Quarter                  26,099         22,362         19,589
3rd Quarter                  22,706         20,536         15,155
4th Quarter                  26,675         24,410         12,756
-----------------------------------------------------------------
                         $   98,314     $   85,812       $ 65,975
-----------------------------------------------------------------
-----------------------------------------------------------------
EARNINGS PER
COMMON SHARE
1st Quarter              $      .54     $      .44       $    .44
2nd Quarter                     .61            .52            .46
3rd Quarter                     .53            .48            .36
4th Quarter                     .62            .58            .30
-----------------------------------------------------------------
                         $     2.30     $     2.02       $   1.56
-----------------------------------------------------------------
-----------------------------------------------------------------


ELEVEN-YEAR DATA

(Amounts in thousands except share data)           1994           1993           1992           1991          1990            1989
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                    $1,194,296     $1,132,010       $983,800       $881,591       $931,533       $890,792
Gross profit                                    608,837        595,728        509,413        437,685        469,149        439,861
Operating expenses                              510,361        509,910        457,384        370,708        359,266        320,178
Net finance income                               59,419         61,115         63,646         56,890         53,182         47,202
Interest expense                                 10,806         11,198          5,969          5,250          6,762          3,298
Other income (expense)-net                        6,580            756           (131)           (91)         3,557          1,923
Pre-tax earnings                                153,669        136,491        109,575        118,526        159,860        165,510
Income taxes                                     55,355         50,679         43,600         45,300         59,100         60,800
Net earnings                                     98,314         85,812         65,975         34,277        100,760        104,710
Net earnings before cumulative effect of
  accounting change**                               N/A            N/A            N/A         73,226            N/A            N/A
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets                                $ 873,020       $854,598       $832,603       $666,623       $675,038       $564,623
Current liabilities                             237,869        308,037        317,074        176,650        236,802        179,476
Working capital                                 635,151        546,561        515,529        489,973        438,236        385,147
Receivables                                     568,378        539,949        508,092        461,596        459,381        403,926
Inventories                                     229,037        249,102        216,262        160,148        182,065        137,106
Property and equipment-net                      209,142        224,810        226,498        206,481        210,414        195,020
Total assets                                  1,234,905      1,218,933      1,172,413        915,374        907,854        777,603
Long-term debt                                  108,980         99,683        93,106           7,179          7,275          7,700
Shareholders' equity                            766,398        701,663        664,665        652,719        636,403        572,657
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE SUMMARY*
Shareholders' equity per share                   $17.87         $16.48         $15.67         $15.46         $15.42         $13.93
Net earnings per share                             2.30           2.02           1.56            .82           2.45           2.55
Net earnings per share before cumulative
  effect of accounting change**                     N/A            N/A            N/A           1.75       N/A                 N/A
Cash dividends paid per share                      1.08           1.08           1.08           1.08           1.08           1.04
Average shares outstanding                   42,791,916     42,570,783     42,343,781     41,821,768     41,207,563     41,038,978
----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL STATISTICS
Cash dividends paid                           $  46,197      $  45,942       $ 45,718       $ 45,086       $ 44,505       $ 42,655
% dividends paid to net earnings                   47.0%          53.5%          69.3%        61.6%**          44.2%          40.7%
Capital expenditures                             41,788         33,248         21,081         23,447         44,353         72,136
Depreciation and amortization                    29,632         32,131         29,457        25,619          25,914         21,865
Current ratio                                       3.7            2.8            2.6           3.8             2.9            3.1
Total debt to total capital                        13.5%          19.3%         19.5%            1.2%          11.7%           7.3%
Effective tax rate                                 36.0%          37.1%         39.8%           38.2%          37.0%          36.7%
Pre-tax earnings as % of net sales                 12.9%          12.1%          11.1%          13.4%          17.2%          18.6%
Net earnings as % of net sales                      8.2%           7.6%           6.7%         8.3%**          10.8%          11.8%
After-tax return on average shareholders'
  equity                                           13.4%          12.6%          10.0%        11.4%**          16.7%          19.4%
Common stock price range*                     44 3/8-29  44 1/2-30 1/2          40-27  34 1/2-27 3/8      38-26 1/4  41 7/8-28 7/8


38


(Amounts in thousands except share data)                          1988           1987           1986           1985           1984
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                     $854,592       $754,303       $670,086       $591,278       $539,933
Gross profit                                                   431,748        377,167        331,950        298,056        283,216
Operating expenses                                             287,712        252,115        230,489        205,984        183,741
Net finance income                                              37,991         30,508         25,443         19,748         14,573
Interest expense                                                 2,637          2,788          2,672          2,703          2,747
Other income (expense)-net                                       3,432          3,024          2,264          2,715          3,428
Pre-tax earnings                                               182,822        155,796        126,496        111,832        114,729
Income taxes                                                    69,500         67,200         61,000         52,100         55,100
Net earnings                                                   113,322         88,596         65,496         59,732         59,629
Net earnings before cumulative effect of
  accounting change**                                              N/A           N/A             N/A            N/A            N/A
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets                                                $504,980       $470,516       $392,172       $360,813       $331,298
Current liabilities                                            142,337        131,420        112,303         92,506         89,558
Working capital                                                362,643        339,096        279,869        268,307        241,740
Receivables                                                    336,588        277,357        226,551        197,689        164,901
Inventories                                                    139,460        120,083        124,845        113,061        112,664
Property and equipment-net                                     146,371        128,082        115,144         98,134         86,529
Total assets                                                   667,538        615,817        526,580        459,854        418,922
Long-term debt                                                   8,125         12,622         16,061         17,674         20,190
Shareholders' equity                                           505,202        457,536        382,952        337,328        298,574
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE SUMMARY*
Shareholders' equity per share                                  $12.35         $10.97          $9.28          $8.24          $7.33
Net earnings per share                                            2.72           2.13           1.59           1.46           1.46
Net earnings per share before cumulative
  effect of accounting change**                                    N/A            N/A            N/A            N/A            N/A
Cash dividends paid per share                                      .88            .70            .61            .58           .465
Average shares outstanding                                  41,603,128     41,525,145     41,168,798     40,873,186     40,703,024
----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL STATISTICS
Cash dividends paid                                            $36,681       $ 29,060       $ 25,110       $ 23,700       $ 18,931
% dividends paid to net earnings                                  32.4%          32.8%          38.3%          39.7%          31.7%
Capital expenditures                                            37,949         30,921         32,319         24,587         19,871
Depreciation and amortization                                   18,699         16,597         14,862         12,787         11,178
Current ratio                                                      3.5            3.6            3.5            3.9            3.7
Total debt to total capital                                        1.7%           3.4%           5.1%           5.6%           7.1%
Effective tax rate                                                38.0%          43.1%          48.2%          46.6%          48.0%
Pre-tax earnings as % of net sales                                21.4%          20.7%          18.9%          18.9%          21.2%
Net earnings as % of net sales                                    13.3%          11.7%           9.8%          10.1%          11.0%
After-tax return on average shareholders'
  equity                                                          23.5%          21.1%          18.2%          18.8%          21.4%
Common stock price range*                                44 7/8-32 3/4  46 1/2-24 1/4  32 1/8-20 3/8          21-16  18 3/4-13 1/2
----------------------------------------------------------------------------------------------------------------------------------

 *   Adjusted for two-for-one stock split in 1986.
** Based on net earnings before cumulative effect of accounting change. In 1991, the Corporation elected early adoption of the accounting provisions of the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

INVESTOR INFORMATION

COMMON STOCK PRICES


QUARTER                                  1994                     1993
----------------------------------------------------------------------
First                          $44 3/8-37 5/8           $34 3/4-30 1/2
Second                          41 3/8-34 3/4            39 1/4-33 1/4
Third                           38 3/8-33 1/4            44 1/2-38
Fourth                          35 1/8-29                40 1/2-36 3/8
----------------------------------------------------------------------

DIVIDENDS PER COMMON SHARE


QUARTER                                  1994                     1993
----------------------------------------------------------------------
First                                   $ .27                    $ .27
Second                                    .27                      .27
Third                                     .27                      .27
Fourth                                    .27                      .27
----------------------------------------------------------------------
                                        $1.08                    $1.08
----------------------------------------------------------------------

INVESTOR INFORMATION
Snap-on Incorporated common stock is traded on the New York Stock Exchange, Ticker Symbol - SNA

TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
311 West Monroe Street
Eleventh Floor
Chicago, Illinois 60690

SHAREHOLDER INQUIRIES
Shareholders with questions may call the Transfer Agent, Harris Bank, toll-free at 1-800-524-0687.

DIVIDEND RECORD AND PAY DATES FOR 1995


QUARTER                           Record Date                 Pay Date
----------------------------------------------------------------------
First                           February 17th               March 10th
Second                               May 19th                 June 9th
Third                             August 21st           September 11th
Fourth                          November 20th            December 11th
----------------------------------------------------------------------

SHAREHOLDERS
The approximate number of shareholder accounts of record as of December 31, 1994, was 9,292.

DIVIDEND REINVESTMENT
Snap-on shareholders may increase their investment in the Corporation through a no-commission dividend reinvestment plan. For information, write to:
  Harris Trust and Savings Bank
  Dividend Reinvestment Plan Services
  P.O. Box A3309
  Chicago, Illinois 60690-0735
  Or phone: 1-800-524-0687

FINANCIAL INFORMATION
Refer specific financial questions to Denis J. Loverine, Treasurer, (414) 656-5421.

FORM 10K AND OTHER FINANCIAL PUBLICATIONS
Available without charge from the Public Relations Department, General Offices,
(414) 656-4808 (recorded message).

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at the Racine on the Lake Civic Center, 5 Fifth Street, Racine, Wisconsin, at 10:00 a.m., April 28th, 1995.

GENERAL OFFICES
2801-80th Street
Kenosha, Wisconsin 53141-1410
Phone (414) 656-5200

SUBSIDIARIES
A.T.I. Tools, Inc.
Balco, Inc.
Herramientas Snap-on de Mexico, S.A.
J. H. Williams Company
Sioux Tools, Inc.
Snap-on Financial Services, Inc.
Snap-on Tools (Australia) Pty. Ltd.
Snap-on Tools of Canada Ltd.
Snap-on Tools GmbH
Snap-on Tools International, Ltd.
Snap-on Tools Japan, K.K.
Snap-on Tools Limited
Snap-on Tools Worldwide, Inc.
Sun Electric Corporation
Wheeltronic Ltd.

40