Form 10-K, Exhibit 13
period 1995-12-30
SNAP ON INC
filed 1996-03-28
CIK 91440

Exhibit (13)

                PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS

                         [Pages 17-20 of Annual Report]

   Management's Discussion and Analysis of Results of Operations and Financial Condition

   Results of Operations

   Overview - 1995 consolidated net sales increased 8.2% following an increase of 5.5% in 1994. In both years, sales growth in North America and in "Other" non-U.S. markets more than offset a decline in overall European sales.

   Consolidated net earnings increased 15.3% following a 14.6% increase in 1994. The 1995 earnings improvement was attributable to higher gross margins as a result of higher sales volumes and improved productivity, to lower operating expenses as a percent of net sales, and to contributions from acquisitions. Improvement in operating expenses as a percent of sales reflected ongoing cost containment activities, further consolidation of facilities, and lower legal expense. The net earnings growth in 1994 was attributable to higher sales and lower operating expenses, which were favorably impacted by lower legal expense and cost reductions from the consolidation of field service activities. Earnings per share increased 20.0% in 1995 and 13.9% in 1994. In 1995 earnings per share increased at a higher rate than net earnings resulting from a reduction in the number of common shares outstanding through a share repurchase program.

   (Amounts in thousands)           1995       1994       1993
   Net earnings                 $113,330    $98,314    $85,812
   Earnings per common share       $2.76      $2.30      $2.02

   Sales - Sales in North America increased 9.7% in 1995 following an increase of 6.4% in 1994. Sales in 1995 benefited from improved service levels, a moderately strong U.S. economy, new product introductions, inclusion of full-year results for the 1994 acquisitions of Sioux Tools, Inc. ("Sioux") and Wheeltronic Ltd. ("Wheeltronic"), and the contribution of acquisitions completed in 1995. Sales due to the aforementioned acquisitions accounted for more than one-third of the sales gain. U.S. sales increased by 10.4% in 1995, while sales in Canada increased by 8.4%. Sales in Mexico were not material.

   Sales in Europe declined 4.4% following a decline of 3.7% in 1994. The 1995 decline was due to reduced emissions-testing equipment sales in Germany. Hand tool and other equipment sales, however, were positive contributors. 1994 sales in Europe benefited from $33 million in emissions-testing equipment sales in Germany, which were offset by lower sales of other diagnostic equipment in Europe. The start-up of an emissions-testing program in the U.K. contributed modestly to 1995 sales, with the majority of sales anticipated in 1996 and 1997. Implementation of emissions-testing programs in other European countries may benefit sales over the next three to five years.

   Sales in "Other" markets increased 22.9% in 1995 after increasing 25.9% in 1994, with strong sales reported by most of the countries in this category.

   (Amounts in thousands)        1995        1994         1993
   North American sales     $1,029,516  $  938,126   $  881,817
   European sales              183,301     191,648      198,941
   Other sales                  79,308      64,522       51,252
                             ---------   ---------    ---------
   Total sales              $1,292,125  $1,194,296   $1,132,010
                             =========   =========    =========


   The Corporation markets and distributes four primary product groups-hand tools, power tools, storage equipment, and shop and diagnostic equipment.

   Gains in sales of hand tools and storage equipment were recorded worldwide, while power tool sales rose sharply with the inclusion of full-year sales from Sioux.

   Sales of diagnostic and shop equipment around the world also increased as a result of continuing improvement in the effectiveness of the Snap-on/Sun Tech Systems program, the introduction of new products, and contributions of acquisitions made in 1994. In the U.S., sales of emissions-testing equipment for programs required under the Clean Air Act Amendments of 1990 were not significant because most states delayed implementation. While the exact timing of such programs remains uncertain, sales are expected to benefit from their start-up over the next three to five years.

   During the year the Corporation increased prices by varying degrees in each of its product groups. List price increases averaged 3.0% in 1995 compared with 3.5% in 1994. Increased promotional activities reduced the revenue realization of these price increases.

   Cost and profit margins - Gross profit margins were 51.3% in 1995 compared with 51.0% in 1994 and 52.6% in 1993. Gross margins increased as improved productivity and higher factory utilization rates in support of current sales continue. In 1994, reduced production and planned manufacturing variances were used to decrease inventory levels following the consolidation of branch warehouse inventories into four regional distribution centers. These variances, offset in part by a $4.9 million favorable impact from a LIFO decrement, reduced 1994 gross margins.

   Total operating expenses as a percent of net sales declined to 41.6% compared with 42.7% in 1994 and 45.0% in 1993. The 1995 improvement was a result of higher sales volumes, lower legal expenses, realization of the full benefits of inventory, customer service, and facilities consolidations, and other overhead reductions. Total operating expenses increased by $27.7 million primarily because of acquisitions, following increases of $0.5 million in 1994 due to acquisitions, and $52.5 million in 1993, which resulted from the integration of the Sun Electric acquisition and the commencement of inventory and customer service consolidations. Also included in 1995's operating expense was a provision for the rationalization of warehouses and other cost reduction activities to be implemented in 1996 in certain non-U.S. operations.

   Net finance income was $63.2 million in 1995, $60.5 million in 1994, and $61.1 million in 1993. The Corporation uses its financing programs to support sales and does not actively seek to grow finance income as a direct source of earnings growth. The growth in net finance income in 1995 was the result of strong increases in both extended credit receivables and lease receivables, and benefits from programs to control related costs. Lower finance income in 1994 and 1993 reflected an increase in leasing activity to shops in support of equipment sales. Leases typically have a lower effective interest rate than extended credit contracts.

   In the fourth quarter of 1995 the Corporation sold $100 million of its extended credit receivables, with the proceeds used to pay down short-term debt and for working capital and general corporate purposes. This asset securitization will result in a decline in net finance income going forward offset by an equivalent decline in interest expense.

   In the first quarter of 1996, the Corporation will adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this standard is expected to be immaterial.

   Other income and expenses - Interest expense in 1995 totaled $13.3 million compared with $10.8 million in 1994 and $11.2 million in 1993. The 1995 increase reflected higher borrowings to repurchase stock and finance acquisitions.

   (Amounts in thousands)       1995         1994         1993
   Interest expense          $(13,327)     $(10,806)   $(11,198)
   Interest income              3,222         2,799       1,971
   Other income (expense)       1,350         3,781     (1,215)
                            ---------      --------    --------
   Total other expense      $  (8,755)     $ (4,226)   $(10,442)
                            =========      ========    ========

   Income taxes - The Corporation's effective tax rate was 37.0% in 1995, 36.0% in 1994, and 37.1% in 1993. The Corporation's effective tax rate was lower in 1994 as a result of an increase in the operating income from those subsidiaries that benefit from the utilization of net operating loss carryforwards ("NOLs"). The Corporation has U.S. tax NOLs acquired in acquisitions totaling $67.2 million and non-U.S. tax NOLs of $19.6 million resulting from operations primarily in Australia, Canada, Mexico, and the Netherlands. See Note 7 for a further discussion of income taxes.

   Other matters - During 1995 the Corporation made three acquisitions, with a total purchase price of $61.2 million, none of which was individually material. The Corporation increased its ownership interest in Edge Diagnostic Systems ("Edge"), and acquired Herramientas Eurotools, S.A. of Spain ("Eurotools") and Consolidated Devices, Inc. ("CDI"). Edge is a leading developer of software to facilitate the diagnosis of sophisticated vehicle computer systems and to ensure compliance with environmental, safety, and fuel efficiency regulations. The Corporation increased its ownership from 27% to 90%. Eurotools is a leading producer of hand tools, and it will enable the Corporation to expand into multiple distribution channels and markets in Europe. Its three plants extend the Corporation's manufacturing footprint to the European continent. CDI is a leader in torque application and measurement technology. Its product line, which includes a complete range of torque capabilities, will enable the Corporation to take advantage of the trend for more frequent calibration and testing of torque instruments in government, aerospace, and industrial applications.

   During 1995, many states delayed adoption and implementation of enhanced emissions-testing programs called for under the Clean Air Act Amendments of 1990, and the U.S. Environmental Protection Agency agreed to allow the states more flexibility in creating customized programs to address automotive emissions issues. The Corporation supports efforts to ensure clean air and is committed to providing the equipment its customers need to participate in emissions-testing programs. The Corporation generally has taken no position in favor of any particular emissions-testing approach. Sun Electric has developed equipment solutions to respond to almost any program states may ultimately adopt, and the Corporation continues to believe that enhanced testing programs are likely, creating significant opportunity. However, because the timing of new programs and the equipment they will require remain uncertain, the Corporation has not relied on anticipated revenues from emissions-testing programs in assessing its ability to achieve its financial objectives.

   In September 1994, a subsidiary of the Corporation sold Systems Control, Inc. ("SCI"), which provided centralized emissions-testing services to governmental entities. Prior to the sale, the Corporation guaranteed payment (the "Guaranty") of certain lease obligations in the aggregate amount of $98.8 million plus an interest factor (the "Lease Obligations"), pursuant to which certain subsidiaries of SCI (the "Tejas Companies") constructed facilities and acquired equipment to perform emissions-testing contracts with the Texas Natural Resources Conservation Commission ("TNRCC"), an agency of the State of Texas. On May 1, 1995 the State of Texas enacted legislation designed to terminate its centralized emissions-testing program and directed the governor to implement a new program. On September 12, 1995 the Tejas Companies filed bankruptcy petitions and subsequently commenced litigation against the TNRCC to assert their rights under the emissions-testing contracts. These contracts obligate the TNRCC to purchase the testing facilities or reimburse costs incurred in the construction and implementation of the testing program. The TNRCC's obligation is subject to an appropriation of funds by the Texas legislature. The Guaranty has been assigned to the lessor's lenders, who have agreed to forbear, until at least December 31, 1996, from exercising their rights under the Guaranty to accelerate the Lease Obligations. The Corporation has been making regularly scheduled monthly payments on the Lease Obligations since May, 1995 which are included in Intangible and Other Assets on the Corporation's balance sheet. Because the lenders have not exercised their acceleration rights, and management continues to believe it is probable that they will not do so and that the State of Texas will take sufficient action favorable to the Corporation to ultimately enable the Lease Obligations to be satisfied in all material respects, such obligations have not been treated as a liability of the Corporation with a corresponding charge against net income. It is management's opinion that the Guaranty is not likely to have a material adverse effect on the Corporation's financial condition or results of operations. Refer to Note 13 for further discussion of the Guaranty.

   Repurchase program - In May 1995, the Corporation completed a program authorized by the Board of Directors to repurchase $100 million in common shares. A total of 2.8 million shares were repurchased under the program, representing approximately 6.5% of total shares outstanding at the time the repurchase was authorized.

   Financial Condition

   Overview - The Corporation ended 1995 with a strong financial position and solid capital structure. At the end of 1995 the ratio of total debt to total capital increased to 18.5% from 13.5% as of year-end 1994, reflecting increased borrowing to finance acquisitions and repurchase stock.

   Liquidity - The Corporation's working capital declined by $24.5 million in 1995 after increasing by $88.6 million in 1994. The decrease reflected the Corporation's more aggressive working capital management practices. The ratio of current assets to current liabilities was 2.8 to 1 at year-end 1995, compared with 3.7 to 1 at year-end 1994. Cash and short-term investments were $16.2 million, an increase of $7.2 million from year-end 1994.

   Accounts receivable increased by $41.7 million to $610.1 million. The growth in accounts receivable was partially offset by the asset securitization program discussed previously and in Note 5. Exclusive of the asset securitization, receivables increased by $141.7 million, reflecting continued strong growth in equipment finance-type leases provided by the Corporation, additional dealer receivables related to higher sales, and acquisitions. A majority of the Corporation's accounts receivable reflect purchases of dealers' customers' extended purchase agreements. These installment contracts currently average approximately 17 months in duration. The remaining accounts receivable include those from dealers, industrial customers, and governments. The percentage of total write-offs for bad debts improved to 1.7% of average accounts receivable, reflecting the effectiveness of the Corporation's credit extension and collections practices.

   Inventories increased by $21.4 million as a result of acquisitions. Inventories to support continuing operations were flat despite higher sales, reflecting the Corporation's ability to match manufacturing activity to order levels based on continuing investments in improved information systems and distribution efficiencies.

   (Amounts in thousands)       1995        1994
   Current assets           $946,689    $873,020
   Current liabilities       336,075     237,869
                             -------     -------
   Working capital          $610,614    $635,151
   Current ratio            2.8 to 1    3.7 to 1

   Short-term debt at the end of 1995 was $27.1 million, up from $10.9 million at the end of 1994. Current maturities of long-term debt (classified in Other Accrued Liabilities) were $0.9 million at the end of 1995 and $0.3 million at the end of 1994. In addition, at year-end 1995, the Corporation had $30.0 million in short-term commercial notes payable outstanding that were classified as long term since it is the Corporation's intent, and it has the ability, to refinance this debt on a long-term basis, supported by its $100 million revolving credit facility. In 1995, the Corporation had on file a $300 million shelf registration that allows the Corporation to issue from time to time up to $300 million of unsecured indebtedness. Of this amount, $100 million aggregate principal amount of its notes were issued to the public in October 1995.

   These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, make acquisitions, and pay dividends. The Corporation's high credit rating over the years has ensured that external funds are available at a reasonable cost. At year-end 1995, the Corporation's long-term debt ratings established by Moody's Investor Service and Standard & Poor's were Aa3 and AA. The strength of the Corporation's balance sheet provides the financial flexibility to respond to opportunities for growth internally and through acquisition.

   Capital expenditures/Depreciation and amortization - Capital investments declined by $10.2 million from 1994. Capital expenditures for the year included normal replacement and upgrading of manufacturing facilities and equipment, and upgrading and integration of the Corporation's computer systems. 1994 included $7.9 million invested in SCI, a developer and operator of centralized emissions-testing facilities, which was sold. The Corporation anticipates capital expenditures totaling approximately $35 million in 1996.

   Depreciation declined $1.4 million in 1995 from 1994's level. The reduction in real estate owned by the Corporation as a result of the consolidation of its branch and distribution operations, and the sale of SCI more than offset the increased depreciation expense related to acquisitions. 1995 intangible amortization expense increased $3.3 million. The majority of the increase was due to the write-off of certain research and development in process related to the acquisition of a majority ownership interest in Edge during the year.

   (Amounts in thousands)            1995        1994
   Capital expenditures           $31,581     $41,788
   Depreciation and amortization   31,534      29,632

   Dividends - The Corporation has paid consecutive quarterly dividends since 1939.

   (Amounts in thousands)                        1995    1994
   Cash dividends paid                        $44,113 $46,197
   Cash dividends per common share              $1.08   $1.08
   Cash dividends as % of net income            38.9%   47.0%

                         [Pages 21-35 of Annual Report]

   Consolidated Statements of Earnings

   (Amounts in thousands except share data)

                                    1995           1994            1993

   Net sales                     $1,292,125     $1,194,296     $1,132,010
   Cost of goods sold               628,634        585,459        536,282
                                  ---------      ---------      ---------
   Gross profit                     663,491        608,837        595,728
   Operating expenses               538,021        510,361        509,910
   Net finance income               (63,174)       (60,458)       (61,115)
                                  ---------      ---------      ---------
   Operating income                 188,644        158,934        146,933
   Interest expense                 (13,327)       (10,806)       (11,198)
   Other income - net                 4,572          5,541            756
                                  ---------       --------      ---------
   Earnings before income taxes     179,889        153,669        136,491
   Income taxes                      66,559         55,355         50,679
                                  ---------       --------      ---------
   Net earnings                  $  113,330     $   98,314     $   85,812
                                  =========       ========      =========

   Earnings per weighted
    average common share         $     2.76     $     2.30     $     2.02
                                  =========       ========      =========
   Weighted average common
    shares outstanding           41,006,671     42,791,916     42,570,783
                                 ==========     ==========     ==========


   The accompanying notes are an integral part of these statements.

   Consolidated Balance Sheets

   (Amounts in thousands)
                                   December 30, 1995  December 31, 1994

   Assets
   Current assets
   Cash and cash equivalents             $   16,211         $    9,015
   Accounts receivable, less
    allowance for doubtful accounts
    of $14.7 million in 1995 and
    $13.2 million in 1994                   610,064            568,378
   Inventories                              250,434            229,037
   Prepaid expenses and other assets         69,980             66,590
                                           --------           --------
   Total current assets                     946,689            873,020

   Property and equipment - net             220,067            209,142
   Deferred income tax benefits              61,471             56,695
   Intangible and other assets              132,746             96,048
                                          ---------          ---------
   Total assets                          $1,360,973         $1,234,905
                                          =========          =========
   Liabilities and shareholders'
    equity
   Current liabilities
   Accounts payable                      $   75,603         $   56,679
   Notes payable                             26,213             10,631
   Accrued compensation                      37,769             29,957
   Dealer deposits                           65,344             65,494
   Accrued income taxes                      16,106              4,744
   Other accrued liabilities                115,040             70,364
                                           --------           --------
   Total current liabilities                336,075            237,869

   Long-term debt                           143,763            108,980
   Deferred income taxes                      4,760              6,264
   Retiree health care benefits              80,665             76,833
   Pension and other long-term
    liabilities                              44,978             38,561
                                           --------           --------
   Total liabilities                        610,241            468,507

   Shareholders' equity
   Preferred stock - authorized
    15,000,000 shares of $1 par
    value; none outstanding                       -                  -
   Common stock - authorized
    125,000,000 shares of $1 par
    value; issued 43,571,363 and
    43,128,496 shares                        43,571             43,128
   Additional paid-in capital                74,250             61,827
   Retained earnings                        753,356            684,139
   Foreign currency translation
    adjustment                              (10,758)           (13,384)
   Treasury stock at cost -
    3,047,200 and 250,000 shares           (109,687)            (9,312)
                                          ---------          ---------
   Total shareholders' equity               750,732            766,398
                                          ---------          ---------
   Total liabilities and
    shareholders' equity                 $1,360,973         $1,234,905
                                          =========          =========


   The accompanying notes are an integral part of these statements.

   Consolidated Statements of Shareholders' Equity

   (Amounts in thousands)                  1995         1994         1993

   Common stock
   Amount at beginning of year         $ 43,128     $ 42,819     $ 42,415
   Shares issued under stock
    purchase and option plans               425          291          389
   Dividend reinvestment plan                18           18           15
                                         ------      -------      -------
   Amount at end of year                 43,571       43,128       42,819

   Additional paid-in capital
   Amount at beginning of year           61,827       52,153       40,312
   Additions from stock purchase
    and option plans                     11,778        8,779       10,477
   Tax benefit from certain
    stock options and other items             -          264          804
   Dividend reinvestment plan               645          631          560
                                        -------      -------      -------
   Amount at end of year                 74,250       61,827       52,153

   Retained earnings
   Amount at beginning of year          684,139      632,022      592,152
   Net earnings for the year            113,330       98,314       85,812
   Dividends paid in cash - $1.08
    per common share                    (44,113)     (46,197)     (45,942)
                                       --------     --------     --------
   Amount at end of year                753,356      684,139      632,022

   Foreign currency translation
    adjustment
   Amount at beginning of year          (13,384)     (16,019)     (10,214)
   Net currency translation
    adjustment for the year               2,626        2,635       (5,805)
                                       --------     --------     --------
   Amount at end of year                (10,758)     (13,384)     (16,019)

   Treasury stock at cost
   Amount at beginning of year           (9,312)      (9,312)      (9,312)
   Treasury stock purchased at cost    (100,375)           -            -
                                       --------     --------     --------
   Amount at end of year               (109,687)      (9,312)      (9,312)
                                       --------     --------     --------
   Total shareholders' equity          $750,732     $766,398     $701,663
                                       ========     ========     ========


   The accompanying notes are an integral part of these statements.

   Consolidated Statements of Cash Flows

   (Amounts in thousands)
                                                1995       1994       1993
   Operating activities
   Net earnings                             $113,330   $ 98,314   $ 85,812
   Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
     Depreciation                             25,503     26,893     29,006
     Amortization of intangibles               6,031      2,739      3,125
     Deferred income tax provision           (10,098)    (1,103)    (7,993)
     Gain on sale of assets                     (236)    (2,938)      (569)
   Changes in operating assets and
    liabilities, net of effects of
    acquisitions:
     Increase in receivables                 (18,267)   (27,256)   (36,869)
     (Increase) decrease in inventories         (121)    32,331    (35,017)
     Increase in prepaid expenses             (3,989)   (15,470)   (10,938)
     Increase (decrease) in accounts
       payable                                10,786     (1,453)    11,915
     Increase (decrease) in accruals,
       deposits, and other long-term
       liabilities                            49,961     (4,882)    (9,057)
                                             -------   --------    -------
   Net cash provided by operating
    activities                               172,900    107,175     29,415

   Investing activities
   Capital expenditures                      (31,581)   (41,788)   (33,248)
   Acquisitions of businesses                (37,965)   (23,332)   (14,657)
   Disposition of business                         -     26,611          -
   Disposal of property and equipment          5,961     10,017     11,261
   Increase in other noncurrent assets        (7,627)    (3,219)   (10,163)
                                             -------    -------    -------
   Net cash used in investing
    activities                               (71,212)   (31,711)   (46,807)

   Financing activities
   Payment of long-term debt                 (99,150)      (807)      (752)
   Increase in long-term debt                133,513        427      9,428
   Increase (decrease) in notes
    payable and short-term borrowings          3,109    (35,826)       354
   Purchase of treasury stock               (100,375)         -     (9,312)
   Proceeds from stock purchase
    and option plans                          12,866      9,983     12,245
   Cash dividends paid                       (44,113)   (46,197)   (45,942)
                                            --------   --------   --------
   Net cash used in financing
    activities                               (94,150)   (72,420)   (33,979)

   Effect of exchange rate
    changes on cash                             (342)      (758)      (873)
                                           ---------  ---------   --------
   Increase (decrease) in cash and
    cash equivalents                           7,196      2,286    (52,244)
   Cash and cash equivalents at
    beginning of year                          9,015      6,729     58,973
                                             -------    -------    -------
   Cash and cash equivalents at
    end of year                             $ 16,211   $  9,015   $  6,729
                                             =======    =======    =======


   The accompanying notes are an integral part of these statements.

   Notes to Consolidated Financial Statements

   Note 1 - Summary of Accounting Policies

   A summary of significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

   a. Nature of operations: The Corporation is a leading global developer, manufacturer, and distributor of hand and power tools, diagnostic and shop equipment, and tool storage products. The Corporation's customers include professional automotive technicians and shop owners, original equipment manufacturers, and industrial tool users worldwide.

   b. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c. Principles of consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly owned with the exception of Edge Diagnostic Systems. Significant intercompany accounts and transactions have been eliminated.

   d. Accounting period: The Corporation's accounting period ends on the Saturday nearest December 31. The 1995, 1994, and 1993 years ended on December 30, 1995, December 31, 1994, and January 1, 1994.

   e. Cash equivalents: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

   f. Inventories: Inventories are stated at the lower of cost or market. Cost elements include the cost of raw materials, direct labor, and overhead incurred in the manufacturing process. For detailed inventory information, refer to Note 2.

   g. Property and equipment: Depreciation and amortization are calculated primarily on a straight-line basis. Accelerated methods are used for income tax purposes.

   h. Intangibles: During 1995, the Corporation made three acquisitions with an aggregate purchase price of $61.2 million. Pro forma results of operations are not presented, as the effect of these acquisitions is not material. Goodwill arising from business acquisitions is included in Intangible and Other Assets in the accompanying consolidated balance sheets and is being amortized principally over 20 years on a straight-line basis. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

   Goodwill, net of accumulated amortization, was $78.0 million and $52.5 million at the end of 1995 and 1994. Goodwill amortization was $3.9 million, $3.2 million, and $2.8 million for 1995, 1994, and 1993. Accumulated amortization of goodwill was $13.3 million and $9.4 million at the end of 1995 and 1994.

   i. Research and engineering: Research and engineering costs are charged to expense in the year incurred. For 1995, 1994, and 1993, these costs were $33.9 million, $30.6 million, and $27.7 million.

   j. Income taxes: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. For detailed tax information, refer to Note 7.

   k. Foreign currency translation: The financial statements of the Corporation's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Net assets of certain foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of shareholders' equity. Certain other translation adjustments and transaction gains and losses are reported in net income and were not material in any year.

   l. Franchise fee revenue: Franchise fee revenue is recognized as the fees are earned. Revenue from franchise fees was not material in any year.

   m. Net finance income: Net finance income consists of installment contract income, dealer start-up loan receivable income, and lease income, net of related expenses.

   n. Advertising and promotion expense: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred. The amounts deferred and expensed are not material to the consolidated financial statements.

   o. Accounting standards: In 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued. The Corporation will adopt SFAS No. 121 during the first quarter of 1996. The Corporation does not anticipate that adoption of this standard will have a material impact on the consolidated financial statements.

   p. Reclassified prior-year amounts: Certain prior-year amounts have been reclassified to conform with current-year presentation.

   Note 2 - Inventories

   The components of the Corporation's inventory were as follows for years ended:

   (Amounts in thousands)                1995        1994
   Finished stock                   $ 264,184   $ 266,792
   Work in process                     39,977      26,316
   Raw materials                       56,191      43,907
   Excess of current cost over
     LIFO cost                       (109,918)   (107,978)
                                     --------    --------
   Total inventory                  $ 250,434   $ 229,037
                                     ========    ========

   Inventories accounted for using the last-in, first-out (LIFO) cost method approximated 63% and 65% of total inventory as of year-end 1995 and 1994.

   During 1995 and 1994, the Corporation liquidated inventories that were carried at lower costs prevailing in prior years. The effect of these liquidations was to increase income before taxes by $1.2 million and $4.9 million in 1995 and 1994.

   Note 3 - Property and Equipment

   The Corporation's property and equipment values, which are carried at cost, were as follows:

   (Amounts in thousands)                    1995          1994
   Land                                 $  22,875     $  18,394
   Buildings and improvements             149,087       134,038
   Machinery and equipment                296,916       301,175
                                         --------      --------
                                          468,878       453,607
   Less accumulated depreciation         (248,811)     (244,465)
                                         --------      --------
   Property and equipment - net         $ 220,067     $ 209,142
                                         ========      ========

   Note 4 - Litigation

   At January 31, 1996, the Corporation was a party to various pending legal proceedings in which approximately 19 U.S. dealers (most of whom are former dealers), and in some cases their spouses, have asserted claims against the Corporation. In addition, at January 31, 1996, approximately 59 current or former dealers have threatened to assert claims against the Corporation. This compares with approximately 26 pending and approximately 81 threatened dealer claims at January 31, 1995. The Corporation believes that it has established reasonable reserves and does not expect the costs, losses, and settlements of these claims to exceed the reserves established.

   During 1995, 1994, and 1993, the Corporation charged earnings a total of approximately $4.9 million, $7.9 million, and $17.8 million for settlement costs, including the establishment of related reserves, legal fees, and expenses with respect to dealer claims. Although it is not possible to predict the outcome of the existing dealer claims with any certainty, it is management's opinion, based in part on advice from its legal counsel and its actuarial consultant, that the costs, losses, and settlements of these claims are not expected to have a material adverse effect on the Corporation's financial condition and results of operations.

   Note 5 - Receivables

   Accounts receivable include installment receivable amounts that are due beyond one year from balance sheet dates. These amounts were approximately $28.5 million and $28.2 million at the end of 1995 and 1994. Gross installment receivables amounted to $433.1 million and $488.0 million at the end of 1995 and 1994. Of these amounts, $59.6 million and $92.5 million represented unearned finance charges at the end of 1995 and 1994.

   The Corporation has an agreement with a financial institution to sell, on an ongoing basis and with full recourse, up to $43.7 million of dealer start-up loan receivables. During 1995 and 1994, the Corporation sold $29.5 million and $19.2 million of these receivables to the financial institution. At the end of 1995 and 1994, $40.1 million and $18.0 million remained outstanding.

   In October 1995, the Corporation entered into agreements that provide for the sale, without recourse, of an undivided interest in a pool of certain of its accounts receivable to a third-party financial institution. These agreements provide for a maximum of $150 million of such accounts receivable to be sold and remain outstanding at any one time. Under these agreements, $100.0 million of interest-bearing installment receivables were sold, on a revolving basis, in October 1995. The agreement for revolving purchases terminates in October 1996. The sale is reflected as a reduction of accounts receivable in the accompanying 1995 consolidated balance sheet and as operating cash flows in the accompanying 1995 consolidated statement of cash flows. The impact of the sale on the 1995 consolidated statement of earnings was not material. Subsequent to year-end, the Corporation sold an additional $25.0 million of interest-bearing installment receivables under these agreements.

   Note 6 - Short-term and Long-term Debt

   Notes payable to banks under bank lines of credit totaled $26.2 million and $10.6 million at the end of 1995 and 1994.

   Commercial notes payable totaled $30.0 million and $95.5 million at the end of 1995 and 1994. The $30 million of commercial paper outstanding at year-end is classified as long-term debt since it is the Corporation's intent and it has the ability (supported by a $100 million revolving credit facility) to refinance the debt on a long-term basis.

   Under the terms of a $100 million revolving credit commitment entered into by the Corporation in 1994, borrowings can be made at the London Interbank Offered Rate in effect at the time of such borrowings plus .14% and may be fixed for periods ranging from one to twelve months under reborrowing provisions of the commitment. This commitment terminates on January 2, 2000. There were no borrowings under this revolving credit commitment at December 30, 1995. The $30 million of commercial paper outstanding that was classified as long term and supported by this credit commitment had an average interest rate of 5.9% at December 30, 1995.

   Under the commitment, the Corporation must maintain a specific level of consolidated tangible net worth and meet certain leverage and subsidiary indebtedness ratios, and certain capital transactions are restricted. At the end of 1995, the Corporation was in compliance with all covenants of the commitment.

   Maximum short-term borrowings outstanding at the end of any month in 1995 and 1994 were $154.7 million and $73.4 million. The average outstanding borrowings were $69.2 million in 1995 and $52.6 million in 1994. The weighted average interest rates for 1995 and 1994 were 5.9% and 5.1%. The weighted average interest rate on outstanding short-term and long-term borrowings at December 30, 1995 and December 31, 1994 was 6.9% and 7.5%.

   The Corporation's long-term debt consisted of the following for years ended:

   (Amounts in thousands)                 1995            1994
   Senior unsecured indebtedness       $100,000        $     -
   Borrowings supported by a
     revolving credit commitment         30,000          95,500
   Other long-term debt                  14,676          13,795
                                       --------        --------
                                        144,676         109,295
   Less: current maturities                (913)           (315)
                                       --------        --------
   Total long-term debt                $143,763        $108,980
                                       ========        ========


   The annual maturities of the Corporation's long-term debt due in the next five years are $0.9 million in 1996, $8.2 million in 1997, $0.2 million in 1998, $0.2 million in 1999, and $30.5 million in 2000.

   In September 1994, the Corporation filed a registration statement with the Securities and Exchange Commission that allows the Corporation to issue from time to time up to $300 million of unsecured indebtedness. In October 1995, the Corporation issued $100 million of its notes to the public. The notes require payment of interest on a semiannual basis at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds of this issuance were used to repay a portion of the Corporation's outstanding commercial paper and for working capital and general corporate purposes.

   Interest payments on debt and on other interest-bearing obligations approximated $13.0 million, $11.6 million, and $11.9 million for 1995, 1994, and 1993.


   Note 7 - Income Taxes

   The provision for income taxes consists of the following:

   (Amounts in thousands)           1995       1994        1993
   Current:
    Federal                      $49,239    $36,279     $33,452
    Foreign                       18,339     14,091      17,741
    State                          9,079      6,088       7,479
                                 -------    -------     -------
   Total current                  76,657     56,458      58,672

   Deferred:
    Federal                       (8,895)      (684)     (6,568)
    Foreign                         (176)      (517)       (919)
    State                         (1,027)        98        (506)
                                  ------     ------      ------
   Total deferred                (10,098)    (1,103)     (7,993)
                                  ------     ------      ------
   Total income tax provision    $66,559    $55,355     $50,679
                                  ======     ======      ======


   A reconciliation of the Corporation's effective income tax rate to the statutory federal tax rate follows for years ended:

                                               1995     1994      1993
   Statutory federal income
    tax rate                                    35.0%    35.0%     35.0%
   Increase (decrease) in tax rate
    resulting from:
     State income taxes, net of
       federal benefit                           2.5      2.7       3.2
     Foreign sales corporation tax
       benefit                                  (1.8)    (1.9)     (1.9)
     Foreign losses without tax
       benefit                                   0.5      0.2       0.9
     Adjustment for rate change on
       deferred taxes                            -        -        (1.6)
     Other                                       0.8      -         1.5
                                                ----     ----      ----
   Effective tax rate                           37.0%    36.0%     37.1%
                                                ====     ====      ====


   Temporary differences that give rise to the net deferred tax benefit are as follows:


   (Amounts in thousands)                     1995      1994        1993
   Current deferred income tax benefit:
     Inventories                           $16,534   $15,007    $  9,946
     Accruals and reserves not
       currently deductible                 15,136    19,217      21,846
     Other                                   2,956       302        (201)
                                            ------    ------      ------
   Total current (included in prepaid
    expenses)                               34,626    34,526      31,591

   Long-term deferred income tax
    benefit:
     Employee benefits                      50,017    44,215      41,922
     Net operating losses                   30,313    30,124      29,650
     Depreciation                          (18,118)  (17,239)    (15,477)
     Other                                   4,661     3,200        (150)
     Valuation allowance                   (10,162)   (9,869)     (9,539)
                                           -------   -------     -------
   Total long-term                          56,711    50,431      46,406
                                           -------   -------     -------
   Net deferred income tax benefit         $91,337   $84,957     $77,997
                                           =======   =======     =======

   The valuation allowance required under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in the valuation allowance is $3.8 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

   The Corporation has U.S. tax net operating loss carryforwards ("NOLs") acquired from acquisitions totaling $67.2 million that expire as follows:
   1997-$5.1 million, 1999-$11.3 million, 2000-$13.4 million, 2002-$1.3 million, 2003-$14.1 million, 2004-$1.6 million, 2005-$14.0 million, 2006-
   $1.4 million, 2007-$1.1 million, and 2010-$3.9 million. The Corporation also has non-U.S. tax NOLs of $19.6 million resulting from operations primarily in Australia, Canada, Mexico, and the Netherlands. These losses expire as follows: 1996-$0.5 million, 1997-$0.3 million, 1998-$0.1 million, 1999-$0.4 million, 2000-$1.6 million, 2001-$0.3 million, and 2002-$0.2 million. The remaining non-U.S. tax net operating losses of $16.2 million may be carried forward indefinitely. A valuation allowance has been established in the amount of $3.4 million for the U.S. NOLs and $6.7 million for the non-U.S. NOLs. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   The undistributed earnings of all subsidiaries were approximately $100.2 million, $85.4 million, and $66.9 million at the end of 1995, 1994, and 1993. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings and, accordingly, no deferred income taxes have been provided for the distribution of these earnings to the parent company.

   The Corporation made income tax payments of $63.5 million, $65.9 million, and $73.6 million in 1995, 1994, and 1993.

   Note 8 - Financial Instruments

   Foreign Exchange Contracts: The Corporation enters into foreign currency contracts to manage its exposure to foreign currency fluctuations in payables denominated in foreign currencies. Gains and losses on these contracts are recognized currently and were not material. These forward exchange contract transactions generally mature monthly, at which time they are replaced with new contracts. At December 30, 1995, the Corporation had forward exchange contracts to exchange British pounds and Spanish pesetas for a U.S. dollar equivalent of approximately $23.1 million. These forward exchange contract transactions matured in January 1996 and resulted in no material gain or loss. The amount of foreign exchange contracts outstanding throughout 1995 ranged from $16.8 million to $35.7 million in U.S. dollar equivalents.

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

   In November 1995, a $25.0 million swap agreement from 1994 matured and was not renewed. Also during 1995, the Corporation entered into ten-year interest rate swap agreements totaling $10.5 million involving the exchange of floating interest rate payment obligations for fixed rate payment obligations without the exchange of the underlying principal amounts. At December 30, 1995 and December 31, 1994, the notional principal amount totaled $30.5 million and $45.0 million. The counterparty to these agreements is a U.S. branch of a major foreign bank.

   Credit Concentrations: The Corporation is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. The Corporation does not anticipate non-performance by the counterparties. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better.

   While the Corporation primarily sells to professional technicians and shop owners, the Corporation's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

   Fair Value of Financial Instruments: Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Corporation to disclose the fair value of financial instruments for both on- and off-balance sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value for financial instruments:

   Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost, and profit factors. As of December 30, 1995 and December 31, 1994, the fair value was approximately $407.7 million and $450.0 million versus a book value of $373.5 million and $395.5 million.

   Interest rate swap agreement(s): The fair value of the agreement(s) was based on a quote from the financial institution with which the Corporation executed the transaction(s). As of December 30, 1995 the cost to terminate the agreement(s) was $2.0 million. As of December 31, 1994 the Corporation would have realized a gain of $1.0 million upon termination of the agreement(s).

   All other financial instruments: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts, and other financial instruments.

   Note 9 - Pension Plans

   The Corporation has several noncontributory pension plans covering substantially all employees, including certain employees in foreign countries. Retirement benefits are provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. The Corporation recognizes retirement plan expenses in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans using the actuarially computed entry age normal cost method, which includes, as to certain defined retirement benefit plans, amortization of past service cost over 30 years.

   The Corporation has several non-U.S. subsidiary pension plans that do not report pension expense in accordance with SFAS No. 87, as these plans and the related pension expense are not material.

   The Corporation's net pension expense included the following components:

   (Amounts in thousands)                       1995      1994       1993
   Service cost - benefits earned
    during year                              $10,813   $12,146    $ 9,331
   Interest cost on projected benefits        23,764    22,112     20,012
   Less actual return on plan assets         (53,895)   (1,949)   (31,069)
   Net amortization and deferral:
     Actual return on plan assets
      in excess of (less than)
      projected return                        28,721   (20,226)     9,950
     Amortization of net assets
      at transition                           (1,401)   (1,082)    (1,092)
   Other                                       1,431       591        458
                                              ------    ------     ------
   Net pension expense                     $   9,433   $11,592    $ 7,590
                                              ======    ======     ======

   The funded status of the Corporation's U.S. pension plans was as follows:

                                                            1995                           1994
                                           Assets      Accumulated        Assets      Accumulated
                                           Exceed       Benefits          Exceed       Benefits
                                        Accumulated      Exceed        Accumulated      Exceed
   (Amounts in thousands)                 Benefits       Assets          Benefits       Assets

   Actuarial present value of
    accumulated benefits:
     Vested benefits                       $173,865        $63,180        $142,414        $53,286
     Non-vested benefits                     28,970          8,238          24,782          6,084
                                            -------        -------         -------        -------
   Accumulated benefit obligation           202,835         71,418         167,196         59,370
   Effect of projected future
    salary increases                         45,949          5,153          38,393          3,574
                                            -------        -------         -------        -------
   Projected benefit obligation             248,784         76,571         205,589         62,944
   Plan assets at market value              262,293         64,738         218,671         54,571
                                           --------        -------         -------        -------
   Plan assets in excess of (less
    than) projected benefit obligation       13,509        (11,833)         13,082         (8,373)
   Unrecognized net assets at year-end       (6,230)        (1,744)         (7,095)        (4,833)
   Unrecognized net (gain) or loss
    from experience different
    from assumed                            (49,356)          (489)        (45,549)          (107)
   Unrecognized prior service cost            4,956          5,309           5,412          4,269
   Additional minimum liability                   -           (846)              -         (1,066)
                                            -------         ------         -------        -------
   Pension liability                       $(37,121)       $(9,603)       $(34,150)      $(10,110)
                                            =======         ======         =======        =======


   The actuarial present value of the projected benefit obligation was determined using a discount rate of 7.75%, 8.5%, and 7.25% for 1995, 1994, and 1993. The projected future salary increase assumption was 5.0% and the expected long-term rate of return on plan assets was 9.0% for the three years reported.

   Plan assets are stated at market value and primarily consist of corporate equities and various debt securities.

   The pension liability for 1995 consists of a current liability of $4.7 million and a long-term liability of $42.0 million. The long-term liability represents pension obligations that are not expected to be funded during the next 12 months.

   Note 10 - Retiree Health Care

   The Corporation provides certain health care benefits for most retired U.S. employees. The majority of the Corporation's U.S. employees become eligible for those benefits if they reach early retirement age while working for the Corporation; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, the plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

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


   The components of the expense for postretirement health care benefits are as follows:


   (Amounts in thousands)                        1995     1994       1993
   Net periodic cost
   Service cost - benefits attributed
    to service during the period               $1,707   $2,139     $1,613
   Interest cost on accumulated
    postretirement benefit obligation           5,228    5,081      4,888
   Amortization of unrecognized net gain         (622)
                                                             -       (331)
                                              -------  -------     ------
   Net postretirement health care expense      $6,313   $7,220     $6,170
                                               ======   ======     ======

   The components of the accumulated postretirement benefit obligation are as follows:

   (Amounts in thousands)                        1995     1994
   Accumulated postretirement benefit
    obligation
     Retirees                                 $37,215  $37,030
     Fully eligible active plan
       participants                            10,810    9,281
     Other active plan participants            23,642   20,938
                                              -------  -------
   Accumulated postretirement benefit
    obligation                                 71,667   67,249
   Unrecognized net gain                       11,998   12,847
                                              -------  -------
   Postretirement liability                   $83,665  $80,096
                                              =======  =======

   The accumulated postretirement benefit obligation at the end of 1995 consists of a current liability of $3.0 million and a long-term liability of $80.7 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75%, 8.5%, and 7.25% at the end of 1995, 1994, and 1993.

   The actuarial calculation assumes a health care trend rate of 9.9% in 1996 for benefits paid on pre-Medicare retirees, decreasing gradually to 5.0% in the year 2003 and thereafter. For benefits paid on Medicare-eligible retirees, a health care trend rate of 8.5% was assumed in 1996, decreasing to 5.0% in the year 2007 and thereafter.

   As of December 30, 1995, a one percentage point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.7 million and the service cost and interest cost components by $0.3 million.

   Note 11 - Corporation Stock Option and Purchase Plans

   The Corporation has a stock option plan for directors, officers, and key employees with expiration dates on the options ranging from 1996 to 2005. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted.

                                     Number of       Option Price
                                       Shares          Per Share
   Options outstanding at
    January 2, 1993                  1,834,007     $ 20.56 - 38.13
   Granted                             532,619       31.75 - 35.00
   Exercised                          (361,057)      20.56 - 35.50
   Surrendered                        (106,905)      20.56 - 35.50
                                     ---------
   Options outstanding at
    January 1, 1994                  1,898,664       20.56 - 38.13
   Granted                              40,500       36.75 - 37.25
   Exercised                          (203,445)      20.56 - 35.00
   Surrendered                        (182,502)      20.56 - 31.75
                                     ---------
   Options outstanding at
    December 31, 1994                1,553,217       20.56 - 38.73
   Granted                             476,500       31.38 - 43.75
   Exercised                          (344,029)      20.56 - 35.50
   Surrendered                         (19,860)      20.56 - 35.50
                                     ---------
   Options outstanding at
    December 30, 1995                1,665,828      $20.56 - 43.75
                                     =========
   Shares exercisable at
    December 30, 1995                1,415,157
                                     =========
   Shares reserved for
    future grants                    1,261,593
                                     =========

   The Corporation offers shareholders a convenient way to increase their investment in the Corporation through a no-commission dividend reinvestment and stock purchase plan. Participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits shareholders to invest cash for additional shares that are purchased for them each month. For 1995, 1994, and 1993, shares issued under the dividend reinvestment and stock purchase plan totaled 17,711, 17,991, and 15,485. At December 30, 1995, 915,790 shares were reserved for issuance to shareholders under this plan.

   Employees of the Corporation are entitled to participate in an employee stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. The Board of Directors may terminate this plan at any time. For 1995, 1994, and 1993, shares issued under the employee stock ownership plan totaled 48,939, 43,205, and 44,563. During 1995, the Board of Directors authorized and the shareholders approved an additional 650,000 shares for issuance under this plan. At December 30, 1995, shares totaling 695,343 were reserved for issuance to employees under this plan, and the Corporation held contributions of approximately $1.4 million for the purchase of common stock.

   Franchised dealers are entitled to participate in a dealer stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 1995, 1994, and 1993, shares issued under the dealer stock ownership plan totaled 56,467, 50,126, and 4,683. During 1995, the Board of Directors approved an additional 500,000 shares for issuance under this plan. At December 30, 1995, 588,376 shares were reserved for issuance to franchised dealers under this plan, and the Corporation held contributions of approximately $1.7 million for the purchase of common stock.

   Non-employee directors receive a mandatory minimum of 25% and an elective maximum of up to 100% of their fees and retainer in shares of Corporation stock. Directors may elect to defer receipt of all or part of these shares. For 1995, 1994, and 1993, shares issued under the Directors' Fee Plan totaled 5,742, 1,545, and 184. Additionally, receipt of 1,725, 602, and 1,004 shares were deferred in 1995, 1994, and 1993. At December 30, 1995, 189,198 shares were reserved for issuance to directors under this plan.

   In October 1995, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," was issued. Beginning in 1996, the Corporation will begin to make pro forma disclosures of stock-based compensation cost utilizing the fair-value-based method of accounting pursuant to SFAS No. 123, but it currently intends to continue to report stock-based compensation expense in its consolidated financial statements for years following 1995 under the intrinsic-value- based method permitted under Accounting Principles Board Opinion No. 25 and SFAS No. 123.

   Note 12 - Capital Stock

   In May 1995, the Corporation completed a $100 million Share Repurchase Program authorized by the Board of Directors in January 1995. The Corporation repurchased 2.8 million shares under the program at an average price of $35.74 per share.

   The Board of Directors declared on October 23, 1987, and amended on May 22, 1992, and January 28, 1994, a dividend distribution of one preferred stock purchase right for each share of the Corporation's outstanding common stock. The rights are exercisable only if a person or group acquires or publicly announces a tender offer for 15% or more of the Corporation's common stock ("Acquiring Person"). Each right may then be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $125. Investors who acquire more than 15% and less than 25% of the Corporation's stock without the intent or purpose to change or influence the control of the Corporation are exempt from the definition of "Acquiring Person." If the Corporation is acquired in a merger or other business combination not approved by the Board of Directors, each holder of a right, other than those held by the acquiring person or group, will be entitled to purchase one share of common stock of the surviving company having a market value equivalent to two times the current purchase price, thereby causing ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporation's Board of Directors. The rights expire on November 3, 1997, and may be redeemed by the Corporation at a price of $.05 per right at any time prior to 10 days after a person or group acquires 15% or more of the Corporation's common stock. The rights of redemption may be reinstated in connection with the consummation of a merger or other business combination that has been approved by 67% of the outstanding shares not held by 15% shareholders and their affiliates.

   Note 13 - Commitments and Contingencies

   The Corporation has entered into certain operating lease agreements on facilities and computer equipment, which extend for varying amounts of time.

   The Corporation's lease commitments require future payments as follows:

   Year Ending                    (Amounts in Thousands)
   1996                               $14,746
   1997                                10,132
   1998                                 6,860
   1999                                 4,991
   2000                                 3,653
   2001 and thereafter                 12,988

   Rent expenses for worldwide facilities and computer equipment were $14.4 million, $11.8 million, and $10.1 million in 1995, 1994, and 1993.

   Prior to the disposition of Systems Control, Inc. by a subsidiary of the Corporation on September 29, 1994, Systems Control, Inc.'s single-purpose subsidiaries, Tejas Testing Technology One, L.C. and Tejas Testing Technology Two, L.C. (the "Tejas Companies"), entered into two seven-year contracts with the Texas Natural Resources Conservation Commission ("TNRCC"), an agency of the State of Texas, to perform automotive emissions testing in the Dallas/Fort Worth and southeast regions of Texas in a centralized manner in accordance with the federal Environmental Protection Agency ("EPA") guidelines relating to "I/M 240" test-only facilities. The Corporation guaranteed payment (the "Guaranty") of the Tejas Companies' obligations under an Agreement for Lease and a seven-year Lease Agreement, each dated June 22, 1994, in the amount of approximately $98.8 million plus an interest factor (the "Lease Obligations"), pursuant to which the Tejas Companies leased the facilities (and associated testing equipment) necessary to perform the emissions-testing contracts. The Guaranty was assigned to the lessor's lenders (the "Lenders") as collateral.

   On May 1, 1995, the State of Texas enacted legislation designed to terminate the centralized testing program described in the emissions-testing contracts and directed the governor of the State of Texas to implement a new program after negotiations with the EPA. On September 12, 1995, the Tejas Companies filed bankruptcy petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas (Austin Division). The Tejas Companies have commenced litigation against the TNRCC and related entities to assert their rights with respect to the emissions-testing contracts, and the Corporation has intervened in such litigation to protect its interests. In addition, the Corporation is a creditor in the Tejas Companies' bankruptcy proceedings and will continue to take steps to protect its interests in such proceedings.

   The Corporation and the Lenders have been engaged in continuing discussions concerning this matter, and they have reached an agreement whereby the Lenders will forbear until at least December 31, 1996 from exercising their rights under the terms of the Guaranty to cause the Corporation to pay all Lease Obligations to the Lenders on an accelerated basis. The Corporation has been making monthly payments on the Lease Obligations since May 1995 and has paid approximately $14 million through December 30, 1995. These payments are included in Intangible and Other Assets in the accompanying consolidated balance sheets. It is expected that these payments will total approximately $36 million through December 31, 1996.

   The Corporation believes that it is probable that there will be developments, prior to the end of the 1997 Texas legislative session (approximately May 1997) to enable the Lease Obligations to ultimately be satisfied. The 1997 legislative session is scheduled to begin January 14, 1997. The primary basis for such a development arises under the original contracts to perform centralized emissions testing. Those contracts obligate the TNRCC to purchase the Tejas Companies' testing facilities or to reimburse costs that the Tejas Companies incurred in the construction and implementation of the centralized testing program and have not recovered through the sale of the testing facilities to a third party. Fulfillment of such obligations requires an appropriation of funds by the Texas Legislature, which is subject to the political process. The TNRCC is contractually obligated to seek such appropriation and has affirmed such obligation. The Tejas Companies are pursuing the cost reimbursement process described in the emissions-testing contracts. A second potential basis is that the TNRCC's obligation could be satisfied in whole or in part in various other ways including an arrangement negotiated among the State of Texas, the Tejas Companies, and the Corporation under which, for example, State agencies would use the testing facilities and/or some of the facilities would be used in a new emissions-testing program developed in accordance with the May 1995 legislation. The emissions-testing program announced on November 10, 1995 by the governor appears to include little use of the facilities. Accordingly, at the present time, satisfaction of the Lease Obligations through significant use of the facilities in a new program now appears unlikely.

   If the Lenders, upon expiration of the forbearance agreement, exercise acceleration rights or the Corporation determines it is probable they will do so, then the remaining Lease Obligations will be treated as a liability of the Corporation until they are discharged. However, in such event, the Corporation believes there are ways by which it will have the opportunity to recover funds it has delivered or may deliver in the future under the Guaranty. Described previously are two ways by which the Tejas Companies may receive funds to enable them to discharge the Lease Obligations, which would benefit the Corporation to the extent it has satisfied the Lease Obligations. In addition, if the Corporation must satisfy the Lease Obligations and the TNRCC does not purchase the test facilities, reimburse costs, or otherwise honor its contractual obligations, then the Lender's interests in the testing facilities and equipment ultimately accrue to the Corporation.

   Based upon discussions with Texas officials and management's belief that the State of Texas will take sufficient action favorable to the Corporation, by appropriating funds to enable the TNRCC to fulfill its contractual obligations or otherwise, to enable the State of Texas to honor in all material respects the TNRCC's contractual obligations, it is management's opinion that the Guaranty is not likely to have a material adverse effect on the Corporation's financial condition or results of operations.

   Note 14 - Reporting Segments

   The Corporation operates predominantly in a single industry as a manufacturer and distributor of tools and other products for the professional technician.


   The following table presents information about the Corporation by geographic area.

                                                 Other non-U.S.
                         United States    Europe   Subsidiaries   Eliminations   Consolidated

   Net sales to
    unaffiliated
    customers
   1995                     $  951,912  $183,301       $156,912      $       -     $1,292,125
   1994                        862,189   191,648        140,459              -      1,194,296
   1993                        807,469   198,941        125,600              -      1,132,010

   Transfers between
    geographic areas
   1995                     $  140,251  $  2,478       $ 23,037      $(165,766)           -
   1994                        149,986     2,670          9,793       (162,449)           -
   1993                        105,846     2,595         10,486       (118,927)           -

   Earnings from
    operations
   1995                     $  169,236  $  6,201       $ 17,648      $  (4,441)    $  188,644
   1994                        127,893    21,444         14,217         (4,600)       158,954
   1993                        112,324    22,023         14,560         (1,974)       146,933

   Identifiable assets
   1995                     $1,059,516  $206,177       $121,835      $ (26,555)    $1,360,973
   1994                      1,015,208   137,340        108,083        (25,726)     1,234,905
   1993                      1,007,269   140,735         96,655        (25,726)     1,218,933


   Transfers between geographic areas primarily represent intercompany export sales of U.S. produced goods and are accounted for based on established sales prices between the related companies. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses, interest, or income taxes have been made.

                         [Pages 36-37 of Annual Report]
   Quarterly Financial Information

   Unaudited
   (Amounts in thousands except per share data)
                            1995           1994          1993
   Net sales
   1st Quarter        $  309,107     $  298,777    $  270,674
   2nd Quarter           326,816        298,752       272,718
   3rd Quarter           309,065        278,359       271,096
   4th Quarter           347,137        318,408       317,522
                      ----------     ----------    ----------
                      $1,292,125     $1,194,296    $1,132,010
                      ==========     ==========    ==========
   Gross profit
   1st Quarter        $  159,269     $  153,470    $  138,938
   2nd Quarter           167,247        156,087       146,839
   3rd Quarter           158,039        140,771       140,759
   4th Quarter           178,936        158,509       169,192
                       ---------      ---------     ---------
                      $  663,491     $  608,837    $  595,728
                       =========      =========     =========
   Net earnings
   1st Quarter        $   26,460     $   22,834   $   18,504
   2nd Quarter            29,718         26,099        22,362
   3rd Quarter            26,329         22,706        20,536
   4th Quarter            30,823         26,675        24,410
                       ---------      ---------     ---------
                      $  113,330     $   98,314    $   85,812
                       =========      =========     =========
   Earnings per
    common share
   1st Quarter        $      .62     $      .54    $      .44
   2nd Quarter               .73            .61           .52
   3rd Quarter               .65            .53           .48
   4th Quarter               .76            .62           .58
                         -------         ------       -------
                        $   2.76       $   2.30      $   2.02
                         =======         ======       =======

   Eleven-Year Data
   (Amounts in thousands except share data)

                                       1995          1994           1993          1992          1991         1990
   Summary of operations
   Net sales                     $1,292,125    $1,194,296     $1,132,010      $983,800      $881,591     $931,533
   Gross profit                     663,491       608,837        595,728       509,413       437,685      469,149
   Operating expenses               538,021       510,361        509,910       457,384       370,708      359,266
   Net finance income                63,174        60,458         61,115        63,646        56,890       53,182
   Operating income                 188,644       158,934        146,933       115,675       123,867      163,065
   Interest expense                  13,327        10,806         11,198         5,969         5,250        6,762
   Other income (expense) -
    net                               4,572         5,541            756         (131)          (91)        3,557
   Pre-tax earnings                 179,889       153,669        136,491       109,575       118,526      159,860
   Income taxes                      66,559        55,355         50,679        43,600        45,300       59,100
   Net earnings                     113,330        98,314         85,812        65,975        34,277**    100,760

   Financial position
   Current assets                $  946,689     $ 873,020      $ 854,598      $832,603      $666,623     $675,038
   Current liabilities              336,075       237,869        308,037       317,074       176,650      236,802
   Working capital                  610,614       635,151        546,561       515,529       489,973      438,236
   Accounts receivable              610,064       568,378        539,949       508,092       461,596      459,381
   Inventories                      250,434       229,037        249,102       216,262       160,148      182,065
   Property and equipment -
    net                             220,067       209,142        224,810       226,498       206,481      210,414
   Total assets                   1,360,973     1,234,905      1,218,933     1,172,413       915,374      907,854
   Long-term debt                   143,763       108,980         99,683        93,106         7,179        7,275
   Shareholders' equity             750,732       766,398        701,663       664,665       652,719      636,403

   Common share summary*
   Net earnings per share            $ 2.76        $ 2.30         $ 2.02        $ 1.56        $  .82**     $ 2.45
   Cash dividends paid per
    share                              1.08          1.08           1.08          1.08          1.08         1.08
   Shareholders' equity per
    share                             18.53         17.87          16.48         15.67         15.46        15.42
   Average shares outstanding    41,006,671    42,791,916     42,570,783    42,343,781    41,821,768   41,207,563

   Other financial statistics
   Cash dividends paid           $   44,113    $   46,197    $    45,942     $  45,718     $  45,086    $  44,505
   Dividends paid as a
    percent of net earnings           38.9%         47.0%          53.5%         69.3%         61.6%***     44.2%
   Capital expenditures              31,581        41,788         33,248        21,081        23,447       44,353
   Depreciation and
    amortization                     31,534        29,632         32,131        29,457        25,619       25,914
   Current ratio                        2.8           3.7            2.8           2.6           3.8          2.9
   Total debt to total
    capital                           18.5%         13.5%          19.3%         19.5%          1.2%        11.7%
   Effective tax rate                 37.0%         36.0%          37.1%         39.8%         38.2%        37.0%
   Pre-tax earnings as a
    percent of net sales              13.9%         12.9%          12.1%         11.1%         13.4%        17.2%
   Net earnings as a percent
    of net sales                       8.8%          8.2%           7.6%          6.7%          8.3%***     10.8%
   After-tax return on average
    shareholders' equity              14.9%         13.4%          12.6%         10.0%         11.4%***     16.7%
   Common stock price range*      47 1/4-31     44 3/8-29  44 1/2-30 1/2         40-27 34 1/2-27 3/8    38-26 1/4

                                       1989          1988           1987          1986          1985
   Summary of operations
   Net sales                       $890,792      $854,592       $754,303      $670,086      $591,278
   Gross profit                     439,861       431,748        377,167       331,950       298,056
   Operating expenses               320,178       287,712        252,115       230,489       205,984
   Net finance income                47,202        37,991         30,508        25,443        19,748
   Operating income                 166,885       182,027        155,560       126,904       111,820
   Interest expense                   3,298         2,637          2,788         2,672         2,703
   Other income (expense) -
    net                               1,923         3,432          3,024         2,264         2,715
   Pre-tax earnings                 165,510       182,822        155,796       126,496       111,832
   Income taxes                      60,800        69,500         67,200        61,000        52,100
   Net earnings                     104,710       113,322         88,596        65,496        59,732

   Financial position
   Current assets                  $564,623      $504,980       $470,516      $392,172      $360,813
   Current liabilities              179,476       142,337        131,420       112,303        92,506
   Working capital                  385,147       362,643        339,096       279,869       268,307
   Accounts receivable              403,926       336,588        277,357       226,551       197,689
   Inventories                      137,106       139,460        120,083       124,845       113,061
   Property and equipment -
    net                             195,020       146,371        128,082       115,144        98,134
   Total assets                     777,603       667,538        615,817       526,580       459,854
   Long-term debt                     7,700         8,125         12,622        16,061        17,674
   Shareholders' equity             572,657       505,202        457,536       382,952       337,328

   Common share summary*
   Net earnings per share            $ 2.55        $ 2.72         $ 2.13         $1.59         $1.46
   Cash dividends paid per
    share                              1.04           .88            .70           .61           .58
   Shareholders' equity per
    share                             13.93         12.35          10.97          9.28          8.24
   Average shares outstanding    41,038,978    41,603,128     41,525,145    41,168,798    40,873,186

   Other financial statistics
   Cash dividends paid            $  42,655     $  36,681      $  29,060     $  25,110     $  23,700
   Dividends paid as a
    percent of net earnings           40.7%         32.4%          32.8%         38.3%         39.7%
   Capital expenditures              72,136        37,949         30,921        32,319        24,587
   Depreciation and
    amortization                     21,865        18,699         16,597        14,862        12,787
   Current ratio                        3.1           3.5            3.6           3.5           3.9
   Total debt to total
    capital                            7.3%          1.7%           3.4%          5.1%          5.6%
   Effective tax rate                 36.7%         38.0%          43.1%         48.2%         46.6%
   Pre-tax earnings as a
    percent of net sales              18.6%         21.4%          20.7%         18.9%         18.9%
   Net earnings as a percent
    of net sales                      11.8%         13.3%          11.7%          9.8%         10.1%
   After-tax return on average
    shareholders' equity              19.4%         23.5%          21.1%         18.2%         18.8%
   Common stock price range*  41 7/8-28 7/8 44 7/8-32 3/4  46 1/2-24 1/4 32 1/8-20 3/8         21-16


     *Adjusted for two-for-one stock split in 1986.
    **Includes the cumulative effect of accounting change related to the early adoption of the accounting provisions of the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Excluding this cumulative effect, 1991 net earnings were $73,226 and earnings per share were $1.75. ***Based on net earnings before cumulative effect of accounting change related to adoption of SFAS No. 106.


                           [Page 38 of Annual Report]

   Management's Responsibility for Financial Reporting

   The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Corporation maintains internal control systems designed to provide reasonable assurance that the Corporation's financial records reflect the transactions of the Corporation and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

   The Corporation's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears below. As part of their audit of the Corporation's consolidated financial statements, Arthur Andersen LLP considered the Corporation's system of internal control to the extent they deemed necessary to determine the nature, timing, and extent of their audit tests. Management has made available to Arthur Andersen LLP the Corporation's financial records and related data.

   The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Corporation's financial reporting and accounting practices. The Committee meets periodically and independently with management, internal auditors, and the independent public accountants to discuss the Corporation's internal accounting controls, auditing, and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.


   Robert A. Cornog
   Chairman, President, and Chief Executive Officer

   Donald S. Huml
   Senior Vice President - Finance and Chief Financial Officer


   Report of Independent Public Accountants

   To the Board of Directors and Shareholders of Snap-on Incorporated:

   We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of December 30, 1995 and December 31, 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.


   Arthur Andersen LLP
   Milwaukee, Wisconsin
   January 24, 1996


                           [Page 40 of Annual Report]
   Investor Information

   Common Stock High/Low Prices

   Quarter                1995                 1994
   First               $36 7/8 - 31        $44 3/8 - 37 5/8
   Second               39 3/4 - 33 5/8     41 3/8 - 34 3/4
   Third                42 1/4 - 38         38 3/8 - 33 1/4
   Fourth               47 1/4 - 37 7/8     35 1/8 - 29

   Dividends Per Common Share

   Quarter              1995      1994
   First               $ .27     $ .27
   Second                .27       .27
   Third                 .27       .27
   Fourth                .27       .27
                       -----     -----
   Total               $1.08     $1.08
                       =====     =====

   Exchange Listing
   Snap-on Incorporated common stock is listed on the New York Stock Exchange, Ticker Symbol - SNA.

   Transfer Agent and Registrar
   Harris Trust and Savings Bank
   311 West Monroe Street
   Eleventh Floor
   Chicago, Illinois 60606

   Shareholder Inquiries
   Shareholders with questions may call the Transfer Agent, Harris Trust and Savings Bank, toll-free at 1-800-524-0687.

   Dividend Record and Pay Dates for 1996

   Quarter   Record Date    Pay Date
   First     February 20    March 11
   Second    May 20         June 10
   Third     August 20      September 10
   Fourth    November 19    December 10

   Shareholders
   The number of shareholder accounts of record as of December 29, 1995, was 9,657.

   Dividend Reinvestment
   Snap-on shareholders may increase their investment in the corporation through a no-commission dividend reinvestment plan. For information, write to:

   Harris Trust and Savings Bank
   Dividend Reinvestment Plan Services
   P.O. Box A3309
   Chicago, Illinois 60690-0735
   Or phone: 1-800-524-0687

   Form 10-K and Other Financial Publications
   These publications are available without charge. Contact the Public Relations Department at the General Offices, P.O. Box 1410, Kenosha, WI 53141-1410, or call (414) 656-4808 (recorded message).

   Analyst Contact
   Securities analysts and other investors seeking information about the corporation should contact Lynn McHugh, assistant treasurer - investor relations, (414) 656-6488.

   Annual Meeting
   The Annual Meeting of Shareholders will be held at the Racine Marriott, 7111 Washington Avenue, Racine, Wisconsin, at 10:00 a.m. on Friday, April 26, 1996.

   Corporate Offices
   P.O. Box 1430
   Kenosha, Wisconsin 53141-1430
   Phone (414) 656-5200