Form 10-K, Exhibit 13
period 1996-12-28
SNAP ON INC
filed 1997-03-27
CIK 91440

Exhibit (13)

               PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS

                   [Pages 16-19 of Annual Report]

   Management's Discussion and Analysis of Results of Operations and Financial Condition

   Results of Operations

   (Note: All share and per share amounts in this Discussion reflect the September 10, 1996 three-for-two split of the Corporation's common stock.)

   Overview: Net sales grew 14.9% in 1996; acquisitions, higher unit volume and modest price increases were all elements of the growth. Excluding acquisitions, sales rose 5%. The translation of foreign-currency-denominated results into U.S. dollars negatively affected sales by one percentage point. North America and Europe posted sales growth, while Other Non-U.S. revenues declined. In 1995, net sales increased 8.2%, with higher sales in North America and Other Non-U.S. markets and lower results in Europe.

   Net earnings increased 16.0% in 1996 due to higher sales, continued improvement in operating expenses as a percent of sales, and acquisitions. In 1995, net earnings rose 15.3%, as higher gross margins resulting from increased sales volumes and improved productivity, lower operating expenses as a percent of net sales, and acquisitions all contributed to the increase. Earnings per share increased 17.4% in 1996 and 20.0% in 1995. In 1995, earnings per share grew at a higher rate than net earnings because of a share repurchase program that reduced the number of common shares outstanding.

   (Amounts in thousands)              1996        1995         1994
   Net earnings                    $131,451    $113,330      $98,314
   Earnings per common share       $   2.16    $   1.84      $  1.53

   Sales: Sales in North America increased 10.5% in 1996 following a 9.7% increase in 1995. The growth in both 1996 and 1995 was driven by higher volumes from new product introductions; improved service levels; increased sales to the dealer channel and to national accounts; price increases, and a moderately strong U.S. economy. Contributions from the 1995 acquisitions of Edge Diagnostic Systems ("Edge") and Consolidated Devices, Inc. ("CDI") and the 1996 acquisition of the John Bean Company ("John Bean") were also important factors in the increase. Excluding acquisitions, sales in 1996 rose 5%. Acquisitions accounted for more than one-third of the sales gain in 1995.

   Sales in Europe increased 46.7% in 1996 following a decline of 4.4% in 1995. The 1996 year benefited from contributions from the 1995 acquisition of Herramientas Eurotools, S.A. of Spain ("Eurotools") and the 1996 acquisition of John Bean, higher sales through the dealer channel, and equipment sales related to the start-up of an emissions-testing program in the United Kingdom. Excluding acquisitions, sales increased 8% in 1996. The translation of foreign currencies into U.S. dollars negatively affected sales; excluding the translation effects, 1996 sales grew 49%. The 1995 decline in sales was due to reduced emissions-testing equipment sales in Germany. Hand tool and other equipment sales, however, were positive contributors.

   Sales in Other Non-U.S. markets declined 1.1% in 1996 after an increase of 22.9% in 1995. Growth in tool and equipment sales in Australia were more than offset by a decline in sales in Japan. The strength of the U.S. dollar against the Japanese yen and general weakness in the Japanese economy were primarily responsible for the 1996 decrease. Excluding the net effects of foreign currency, 1996 sales increased 5%. In 1995, strong sales were recorded by most of the countries in this geographic category. 1995 results also benefited from a weak U.S. dollar relative to the Japanese yen.

   (Amounts in thousands)              1996         1995         1994
   North American sales          $1,138,016   $1,029,516   $  938,126
   European sales                   268,818      183,301      191,648
   Other Non-U.S. sales              78,445       79,308       64,522
                                 ----------   ----------   ----------
   Total sales                   $1,485,279   $1,292,125   $1,194,296
                                 ==========   ==========   ==========

   The Corporation manufactures, markets and distributes tools and equipment for the automotive and industrial service markets around the world using multiple brands sold through multiple channels of distribution. In some instances, it finances the purchase of those products.

   Increased sales of tools were attributable primarily to the continued success of the dealer network in serving its customers and to the full-year contributions of the Eurotools and CDI acquisitions completed in 1995. Equipment revenues benefited from new product introductions such as the Vantage multimeter, from increased business with national account customers, from emissions-testing equipment sales in several countries, and from the 1995 acquisition of Edge and the 1996 acquisition of John Bean. A review of net finance income is included in the "Cost and Profit Margins" section of this Discussion.

   Sales per employee, a common measure of productivity, increased 11% in 1996 over 1995. Since 1992, sales per employee has grown 28%.

   During the year, the Corporation increased prices by varying degrees in each of its product groups. List price increases averaged 2.9% in 1996 and 3.0% in 1995. Promotional activities reduced the revenue realization of these price increases.

   Cost and profit margins: The gross profit margin was 50.5% in 1996 compared with 51.3% in 1995 and 51.0% in 1994. The decline in 1996's gross margin was due to a change in business mix resulting from several recent acquisitions. In 1995, gross margins increased as a result of improved productivity and higher factory utilization rates.

   Total operating expenses as a percent of net sales continued to decline; the 1996 percentage was 40.0% compared with 41.6% in 1995 and 42.7% in 1994. Higher sales volumes, continued improvement in processes and in productivity, a change in business mix, and other general overhead reductions all contributed to the decline. The decrease in 1995 was the result of higher sales volumes, lower legal expenses, realization of the full benefits of inventory, customer service and facilities consolidations, and other overhead reductions. Total operating expenses rose $56.5 million, compared with increases of $27.7 million in 1995 and $0.5 million in 1994. All three years' increases were primarily due to acquisitions.

   Operating income margins improved to 14.8% in 1996 from 14.6% in 1995 and 13.3% in 1994. In 1996, lower operating expenses as a percent of sales more than offset the lower gross margin. In 1995, higher gross margins and lower operating expenses as a percent of sales both contributed to the increased margin.

   Net finance income was $64.3 million in 1996, compared with $63.2 million in 1995 and $60.5 million in 1994. The Corporation uses its financing programs to facilitate sales and does not actively seek to increase finance income as a direct source of earnings growth. The rise in net finance income in 1996 and 1995 was the result of increases in both extended credit receivables and lease receivables, and benefits from programs to control related costs. This growth was offset in part by the asset securitization program discussed in the next paragraph.

   In the first and fourth quarters of 1996, the Corporation sold $50 million and $25 million, respectively, of its extended credit receivables, with the proceeds used to pay down short-term debt and for working capital and general corporate purposes. The effect of the asset securitization is a decline in net finance income offset by an equivalent decline in interest expense. In the fourth quarter of 1995, the Corporation sold $100 million of its extended credit receivables.

   In 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of these statements had no impact on the consolidated financial statements. In the first quarter of 1997, the Corporation will adopt SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation does not anticipate that the adoption of this standard will have any impact on the consolidated financial statements.

   Other income and expenses: Interest expense recorded in 1996 was $12.6 million, compared with $13.3 million in 1995 and $10.8 million in 1994. The decrease in 1996 is primarily due to the effects of the asset securitization program. The 1995 increase reflected higher borrowings to repurchase stock and finance acquisitions.

   (Amounts in thousands)              1996        1995         1994
   Interest expense                $(12,649)   $(13,327)    $(10,806)
   Interest income                    2,134       3,222        2,799
   Other income (expense)            (1,358)      1,350        2,742
                                   --------    --------     --------
   Total other expense             $(11,873)   $ (8,755)    $ (5,265)
                                   ========    ========     ========

   Income taxes: The Corporation's effective tax rate was 37.0% in 1996, 37.0% in 1995 and 36.0% in 1994. The Corporation's effective tax rate was lower in 1994 as a result of an increase in the operating income from those subsidiaries that benefit from the utilization of net operating loss carryforwards ("NOLs"). The Corporation has U.S. tax NOLs acquired in acquisitions totaling $48.2 million and non-U.S. tax NOLs of $19.5 million resulting from operations primarily in Australia, Canada, Mexico and the Netherlands. See Note 7 for a further discussion of income taxes.

   Other matters: During 1996, the Corporation acquired three new business operations for an aggregate purchase price of $38.7 million. These operations are John Bean, Automotive Data Solutions ("ADS") and Snap-on Tools/PST Africa (Pty.), Ltd. ("Snap-on Tools/PST Africa").

   John Bean is a leading producer of wheel and brake service equipment, including wheel aligners and balancers, tire changers and brake lathes. Its products are sold in North America, Europe and select other parts of the world. The acquisition extends the Corporation's reach in the global market for under-car service. It also provides greater access to original equipment manufacturers, national service chains and other service repair providers through John Bean's traditional distributor channel.

   ADS is a tele-diagnostics service for automotive technicians. Its master technicians and database of repair solutions provide the Corporation with a core competency that can enrich current customer relationships and serve as the basis for the generation of new business.

   Snap-on Tools/PST Africa is a mobile van distributor of tools to professional users in South Africa. The acquisition represents the Corporation's first operation in that country, which can be used as a base for the region.

   Subsequent to the close of 1996, the Corporation acquired a 50 percent interest in The Thomson Corporation's Mitchell Repair Information business. Snap-on will purchase the remainder of the newly formed Mitchell Repair Information Company, LLC within the next five years. The new company is the largest provider of print and electronic versions of vehicle mechanical and electrical system repair information to repair and service establishments throughout North America. The acquisition will enable the Corporation to offer a complete package of integrated information and business services to vehicle repair centers around the world. The integration of the vehicle repair database into the Corporation's diagnostics equipment is also an important benefit of the relationship.

   The Corporation guaranteed payment (the "Guaranty") of certain lease obligations of a former subsidiary in the aggregate amount of $98.8 million plus an interest factor in connection with a centralized emissions-testing program in the State of Texas. Subsequently, the State of Texas enacted legislation designed to terminate its centralized emissions testing program. Litigation was commenced with respect to the emissions-testing program and related contracts. The Corporation is making regular monthly payments under the Guaranty. The Corporation believes that it is probable that there will be developments, prior to the end of the 1997 Texas legislative session (approximately May 1997), to enable the lease obligations to ultimately be recovered. Therefore, it is management's opinion that the Guaranty is not likely to have a material adverse effect on the Corporation's financial condition or results of operations. Refer to Note 13 for an expanded discussion of the Guaranty.

   Stock repurchase program: An authorization by the board of directors is currently in effect to repurchase common shares of the Corporation in an amount equivalent to the number of shares issued in connection with the exercise of options, employee and dealer stock purchase programs, and other similar issuances. The intent of this authorization is to prevent dilution of shareholders' interests. In 1996, 615,750 shares of the Corporation's common stock were repurchased. In May 1995, the Corporation completed a program authorized by the board of directors to repurchase $100 million in common shares. A total of 4.2 million shares were repurchased under the program, representing approximately 6.5% of total shares outstanding at the time the repurchase was authorized.

   Stock split: At its June 1996 meeting, the board of directors voted to split the Corporation's common stock. Shareholders of record on August 20, 1996, received one additional share for every two owned on that date. The distribution of the shares was made on September 10, 1996.

   Financial Condition

   Overview: The Corporation continued its commitment to a strong financial position and solid capital structure in 1996. At the end of 1996, the ratio of total debt to total capital declined to 17.3% from 18.5% as of year-end 1995, reflecting strong cash flow that enabled the Corporation to invest in its businesses and satisfy its obligations without significantly increasing its total debt.

   Liquidity: In 1996, the Corporation's working capital increased by $65.3 million following a decline of $24.5 million in 1995. Acquisitions primarily accounted for the increase in 1996. The ratio of current assets to current liabilities was 3.0 to 1 at the end of 1996, compared with 2.8 to 1 at the end of 1995. Cash and short-term investments were $15.4 million, a decrease of $0.8 million from year-end 1995's $16.2 million.

   Accounts receivable increased $41.7 million to $651.7 million. The growth in accounts receivable was partially offset by the asset securitization program discussed previously and in Note 5. Exclusive of the asset securitization effected in 1996, receivables increased by $116.7 million, reflecting continued strong growth in various financing instruments (including extended credit installment contracts and leases) provided by the Corporation, and acquisitions. These financing instruments represent a majority of the Corporation's accounts receivable and currently average approximately 20.5 months in duration. The remaining accounts receivable include those from dealers, industrial customers and governments. The percentage of total write-offs for bad debts improved to 1.5% of average accounts receivable in 1996 from 1.7% in 1995, reflecting the effectiveness of the Corporation's credit extension and collections practices.

   Inventories increased by $19.3 million to $269.8 million, primarily because of acquisitions. Inventories related to the Corporation's continuing operations were $5.4 million higher at the end of 1996, from $250.4 million at the close of 1995.

   (Amounts in thousands)              1996         1995
   Current assets                $1,017,324     $946,689
   Current liabilities              341,371      336,075
   Working capital               $  675,953     $610,614
   Current ratio                   3.0 to 1     2.8 to 1

   Short-term debt at the 1996 year end was $23.3 million, a decrease from $27.1 million at year-end 1995. Current maturities of long-term debt at the end of 1996 and 1995 were $0.3 million and $0.9 million. In addition, at year-end 1996, the Corporation had $42.0 million in short-term commercial notes payable outstanding that were classified as long term since it is the Corporation's intent, and it has the ability, to refinance this debt on a long-term basis, supported by its $100 million revolving credit facility. In 1995, the Corporation had on file a $300 million shelf registration that allows the Corporation to issue from time to time up to $300 million of unsecured indebtedness. Of this amount, $100 million aggregate principal amount of its notes were issued to the public in October 1995.

   These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, make acquisitions and pay dividends. The Corporation's high credit rating over the years has ensured that external funds are available at a reasonable cost. At the end of 1996, the Corporation's long-term debt was rated Aa3 and AA by Moody's Investor Service and Standard & Poor's, respectively. The strength of the Corporation's balance sheet provides the financial flexibility to respond to growth opportunities existing internally and through acquisition.

   Capital expenditures/Depreciation and amortization: Capital expenditures for 1996 totaled $52.3 million, an increase of $20.8 million over 1995. Investments for the year included normal replacement and upgrading of manufacturing and distribution facilities and equipment, upgrading and integration of the Corporation's computer systems, and the construction of a new hand tool manufacturing facility in Spain for Eurotools. The Corporation anticipates capital expenditures in 1997 to total $35 to $40 million.

   Depreciation for 1996 was $26.6 million, up $1.1 million from 1995. The growth was primarily related to acquisitions. Amortization expense in 1996 was $5.2 million, a decline of $0.8 million from 1995. In 1995, intangible amortization expense included the write-off of certain research and development in process related to the acquisition of a majority ownership interest in Edge during the year. Excluding this 1995 action, amortization expense in 1996 would have shown an increase because of recent acquisitions.

   (Amounts in thousands)                    1996         1995
   Capital expenditures                   $52,333      $31,581
   Depreciation                            26,644       25,503
   Amortization                             5,235        6,031

   Dividends: At its June 1996 meeting, the board of directors declared an 11.1% increase in the quarterly dividend on the Corporation's common stock, raising the annual dividend rate to $.80 per share. The Corporation has paid consecutive quarterly dividends since 1939.

   (Amounts in thousands)                    1996         1995
   Cash dividends paid                    $46,323      $44,113
   Cash dividends per common share            .76          .72
   Cash dividends as a % of net income      35.2%        38.9%

                         [Pages 20-35 of Annual Report]

   Consolidated Statements of Earnings

   (Amounts in thousands except share data)  1996          1995          1994

   Net sales                          $ 1,485,279   $ 1,292,125   $ 1,194,296
   Cost of goods sold                     734,495       628,634       585,459
                                      -----------   -----------   -----------
   Gross profit                           750,784       663,491       608,837

   Operating expenses                     594,527       538,021       510,361
   Net finance income                     (64,269)      (63,174)      (60,458)
                                      -----------   -----------   -----------
   Operating income                       220,526       188,644       158,934

   Interest expense                       (12,649)      (13,327)      (10,806)
   Other income - net                         776         4,572         5,541
                                      -----------   -----------   -----------
   Earnings before income taxes           208,653       179,889       153,669

   Income taxes                            77,202        66,559        55,355
                                      -----------   -----------   -----------
   Net earnings                       $   131,451   $   113,330   $    98,314
                                      ===========   ===========   ===========
   Earnings per weighted
   average common share               $      2.16   $      1.84   $      1.53
                                      ===========   ===========   ===========
   Weighted average common
   shares outstanding                  60,967,865    61,510,500    64,187,874
                                      ===========   ===========   ===========

   The accompanying notes are an integral part of these statements.

   Consolidated Balance Sheets
                                                     Dec. 28,        Dec. 30,
   (Amounts in thousands except share data)             1996            1995

   Assets
   Current assets
   Cash and cash equivalents                       $   15,350      $   16,211
   Accounts receivable, less allowance
    for doubtful accounts of $16.9 million
    in 1996 and $14.7 million in 1995                 651,739         610,064
   Inventories                                        269,750         250,434
   Prepaid expenses and other assets                   80,485          69,980
                                                   ----------      ----------
   Total current assets                             1,017,324         946,689

   Property and equipment - net                       245,294         220,067
   Deferred income tax benefits                        55,413          61,471
   Intangible and other assets                        202,757         132,746
                                                   ----------      ----------
   Total assets                                    $1,520,788      $1,360,973
                                                   ==========      ==========
   Liabilities and shareholders' equity
   Current liabilities
   Accounts payable                                $   89,310      $   75,603
   Notes payable and current maturities
    of long-term debt                                  23,274          27,126
   Accrued compensation                                36,467          37,769
   Dealer deposits                                     51,036          65,344
   Accrued income taxes                                11,366          16,106
   Other accrued liabilities                          129,918         114,127
                                                   ----------      ----------
   Total current liabilities                          341,371         336,075

   Long-term debt                                     149,804         143,763
   Deferred income taxes                                7,027           4,760
   Retiree health care benefits                        84,593          80,665
   Pension and other long-term liabilities            109,832          44,978
                                                   ----------      ----------
   Total liabilities                                  692,627         610,241

   Shareholders' equity
   Preferred stock - authorized 15,000,000
    shares of $1 par value; none outstanding                -               -
   Common stock - authorized 125,000,000
    shares of $1 par value; issued

    65,971,917 and 43,571,363 shares                   65,972          43,571
   Additional paid-in capital                          66,506          74,250
   Retained earnings                                  838,484         753,356
   Foreign currency translation adjustment            (13,930)        (10,758)
   Treasury stock at cost - 5,186,550
    and 3,047,200 shares                             (128,871)       (109,687)
                                                   ----------      ----------
   Total shareholders' equity                         828,161         750,732
                                                   ----------      ----------
   Total liabilities and shareholders' equity      $1,520,788      $1,360,973
                                                   ==========      ==========

   The accompanying notes are an integral part of these statements.

   Consolidated Statements of Shareholders' Equity

   (Amounts in thousands except share data)      1996        1995       1994

   Common stock
   Amount at beginning of year               $ 43,571    $ 43,128   $ 42,819
   Shares issued under stock purchase
    and option plans                              410         425        291
   Three-for-two stock split                   21,971           -          -
   Dividend reinvestment plan                      20          18         18
                                             --------    --------   --------
   Amount at end of year                       65,972      43,571     43,128

   Additional paid-in capital
   Amount at beginning of year                 74,250      61,827     52,153
   Additions from stock purchase
    and option plans                           12,436      11,778      8,779
   Tax benefit from certain stock
    options and other items                     1,031           -        264
   Three-for-two stock split                  (21,971)          -          -
   Dividend reinvestment plan                     760         645        631
                                             --------    --------   --------
   Amount at end of year                       66,506      74,250     61,827

   Retained earnings
   Amount at beginning of year                753,356     684,139    632,022
   Net earnings for the year                  131,451     113,330     98,314
   Dividends per share paid in
    cash - $.76 in 1996, $.72
    in 1995 and $.72 in 1994                  (46,323)    (44,113)   (46,197)
                                             --------    --------   --------
   Amount at end of year                      838,484     753,356    684,139

   Foreign currency translation adjustment
   Amount at beginning of year                (10,758)    (13,384)   (16,019)
   Net currency translation
    adjustment for the year                    (3,172)      2,626      2,635
                                             --------    --------   --------
   Amount at end of year                      (13,930)    (10,758)   (13,384)

   Treasury stock at cost
   Amount at beginning of year               (109,687)     (9,312)    (9,312)
   Treasury stock purchased at cost           (19,184)   (100,375)         -
                                             --------    --------   --------
   Amount at end of year                     (128,871)   (109,687)    (9,312)
                                             --------    --------   --------
   Total shareholders' equity                $828,161    $750,732   $766,398
                                             ========    ========   ========

   The accompanying notes are an integral part of these statements.

   Consolidated Statements of Cash Flows

   (Amounts in thousands)                        1996        1995       1994

   Operating activities
   Net earnings                              $131,451    $113,330   $ 98,314
   Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
     Depreciation                              26,644      25,503     26,893
     Amortization of intangibles                5,235       6,031      2,739
     Deferred income tax provision              8,398     (10,098)    (1,103)
     Gain on sale of assets                      (876)       (236)    (2,938)
   Changes in operating assets
   and liabilities, net of effects
   of acquisitions:
     (Increase) in receivables                (29,591)    (18,267)   (27,256)
     (Increase) decrease in inventories       (10,543)       (121)    32,331
     (Increase) decrease in prepaid
      expenses                                  3,361      (3,989)   (15,470)
     Increase (decrease) in accounts
     payable                                   12,069      10,786     (1,453)
     Increase (decrease) in accruals,
     deposits, and other long-term
     liabilities                              (16,427)     49,961     (4,882)
                                             --------    --------    -------
   Net cash provided by
   operating activities                       129,721     172,900    107,175

   Investing activities
   Capital expenditures                       (52,333)    (31,581)   (41,788)
   Acquisitions of businesses                 (38,553)    (37,965)   (23,332)
   Disposition of business                          -           -     26,611
   Disposal of property and equipment           3,317       5,961     10,017
   (Increase) decrease in
   other noncurrent assets                      6,679      (7,627)    (3,219)
                                             --------    --------    -------
   Net cash used in investing activities      (80,890)    (71,212)   (31,711)

   Financing activities
   Payment of long-term debt                  (40,902)    (99,150)      (807)
   Increase in long-term debt                  46,205     133,513        427
   Increase (decrease) in
   short-term borrowings - net                 (4,112)      3,109    (35,826)
   Purchase of treasury stock                 (19,184)   (100,375)         -
   Proceeds from stock purchase
   and option plans                            14,656      12,866      9,983
   Cash dividends paid                        (46,323)    (44,113)   (46,197)
                                             --------    --------    -------
   Net cash used in financing activities      (49,660)    (94,150)   (72,420)

   Effect of exchange rate changes
    on cash                                       (32)       (342)      (758)
                                             --------    --------    -------
   Increase (decrease) in cash
   and cash equivalents                          (861)      7,196      2,286

   Cash and cash equivalents at
   beginning of year                           16,211       9,015      6,729
                                             --------    --------    -------
   Cash and cash equivalents at
   end of year                               $ 15,350    $ 16,211    $ 9,015
                                             ========    ========    =======

   The accompanying notes are an integral part of these statements.

   Notes to Consolidated Financial Statements

   Note 1 - Summary of Accounting Policies

   A summary of significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

   a. Nature of operations: The Corporation is a leading global developer, manufacturer and distributor of hand and power tools, diagnostic hardware and software, shop equipment, and tool storage products. The Corporation's customers include professional automotive technicians and shop owners, original equipment manufacturers and industrial tool users worldwide.

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

   c. Principles of consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly owned with the exception of Edge and Snap-on Tools/PST Africa. Significant intercompany accounts and transactions have been eliminated.

   d. Accounting period: The Corporation's accounting period ends on the Saturday nearest December 31. The 1996, 1995 and 1994 years ended on December 28, 1996, December 30, 1995 and December 31, 1994.

   e. Cash equivalents: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

   f. Inventories: Inventories are stated at the lower of cost or market. Cost elements include the cost of raw materials, direct labor and overhead incurred in the manufacturing process. For detailed inventory information, refer to Note 2.

   g. Property and equipment: Depreciation and amortization are calculated primarily on a straight-line basis. Accelerated methods are used for income tax purposes. For detailed property and equipment information, refer to Note 3.

   h. Intangibles: During 1996, the Corporation made three acquisitions with an aggregate purchase price of $38.7 million. During 1995, the Corporation made three acquisitions with an aggregate purchase price of $61.2 million. Pro forma results of operations are not presented, as the effect of these acquisitions is not material. Goodwill arising from business acquisitions is included in Intangible and Other Assets in the accompanying Consolidated Balance Sheets and is being amortized principally over 20 years on a straight-line basis. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

   Subsequent to year-end 1996, the Corporation acquired a 50 percent interest in The Thomson Corporation's Mitchell Repair Information business at a purchase price of $40.0 million. The Corporation is obligated to purchase the remainder of the newly formed Mitchell Repair Information Company within the next five years.

   Goodwill, net of accumulated amortization, was $80.8 million and $78.0 million at the end of 1996 and 1995. Goodwill amortization was $4.8 million, $3.9 million and $3.2 million for 1996, 1995 and 1994. Accumulated amortization of goodwill was $18.1 million and $13.3 million at the end of 1996 and 1995.

   i. Research and engineering: Research and engineering costs are charged to expense in the year incurred. For 1996, 1995 and 1994, these costs were $42.4 million, $33.9 million and $30.6 million.

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

   l. Revenue recognition: The Corporation recognizes revenues at the time that products are shipped or the time that services are performed. Franchise fee revenue is recognized as the fees are earned. Revenue from franchise fees was not material in any year.

   m. Net finance income: Net finance income consists of installment contract income, dealer start-up loan receivable income and lease income, net of related expenses.

   n. Advertising and promotion expense: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred.

   o. Warranty expense policy: The Corporation provides product warranties for specific product lines and accrues for estimated future warranty costs in the period that the sale was recorded.

   p. Accounting standards: In 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of these statements had no impact on the consolidated financial statements. In the first quarter of 1997, the Corporation will adopt SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation does not anticipate that the adoption of this standard will have any impact on the consolidated financial statements.

   q. Reclassified prior-year amounts: Certain prior-year amounts have been reclassified to conform with current-year presentation.

   r. Per share data: In June 1996, the board of directors approved a three-for-two split of the Corporation's common stock, which was distributed on September 10, 1996 to shareholders of record on August 20, 1996. All prior year and certain 1996 per share and weighted average share information has been restated.

   Note 2 - Inventories

   The components of the Corporation's inventory were as follows for the years ended:

   (Amounts in thousands)                  1996           1995
   Finished stock                      $271,785       $264,184
   Work in process                       42,483         39,977
   Raw materials                         62,057         56,191
   Excess of current cost
    over LIFO cost                     (106,575)      (109,918)
                                       --------       --------
   Total inventory                     $269,750       $250,434
                                       ========       ========

   Inventories accounted for using the last-in, first-out (LIFO) cost method approximated 73% and 63% of total inventory as of year-end 1996 and 1995.

   Note 3 - Property and Equipment

   The Corporation's property and equipment values, which are carried at cost, were as follows:

   (Amounts in thousands)                  1996           1995
   Land                                $ 24,337       $ 22,875
   Buildings and improvements           166,764        149,087
   Machinery and equipment              319,138        296,916
                                       --------       --------
                                        510,239        468,878
   Less: accumulated depreciation      (264,945)      (248,811)
                                       --------       --------
   Property and equipment - net        $245,294       $220,067
                                       ========       ========

   The estimated service lives of property and equipment are principally as follows:

   Buildings and improvements      5 to 50 years
   Machinery and equipment         3 to 15 years
   Transportation vehicles          2 to 5 years

   Note 4 - Litigation

   At January 31, 1997, the Corporation was a party to various pending legal proceedings in which approximately eight current or former U.S. dealers, and in some cases their spouses, have asserted claims against the Corporation, and approximately 14 current or former U.S. dealers have threatened to assert claims against the Corporation. In most instances, these claims include allegations that the Corporation made misrepresentations, violated statutes or contract rights, and caused distress. During 1996, 1995 and 1994, the Corporation charged earnings a total of approximately $4.3 million, $4.9 million and $7.9 million for settlement costs, including the establishment of related reserves, legal fees and expenses with respect to dealer claims. Although it is not possible to predict the outcome of the existing dealer claims with any certainty, it is management's opinion, based in part on advice from its legal counsel, that the costs, losses and settlements of these claims are not expected to have a material adverse effect on the Corporation's financial condition and results of operations.

   Note 5 - Receivables

   Accounts receivable include installment receivable amounts that are due beyond one year from balance sheet dates. These amounts were approximately $47.6 million and $38.3 million at the end of 1996 and 1995. Gross installment receivables amounted to $422.2 million and $433.1 million at the end of 1996 and 1995. Of these amounts, $42.4 million and $59.6 million represented unearned finance charges at the end of 1996 and 1995.

   The Corporation has an agreement with a financial institution to sell, on an ongoing basis and with full recourse, up to $77.3 million of dealer start-up loan receivables. During 1996 and 1995, the Corporation sold $31.6 million and $29.5 million of these receivables to the financial institution. At the end of 1996 and 1995, $56.5 million and $40.1 million remained outstanding.

   In October 1995, the Corporation entered into agreements that provide for the sale, without recourse, of an undivided interest in a pool of certain of its accounts receivable to a third-party financial institution. These agreements, which include subsequent amendments, provide for a maximum of $200 million of such accounts receivable to be sold and remain outstanding at any one time. As of December 28, 1996, $175.0 million of interest-bearing installment receivables were sold under these agreements on a revolving basis, of which $100.0 million, $50.0 million and $25.0 million were sold in October 1995, January 1996 and October 1996. The agreement for revolving purchases terminates in October 1997. The sale is reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheets and as operating cash flows in the accompanying Consolidated Statements of Cash Flows. The impact of the sale on the Consolidated Statements of Earnings was not material. Subsequent to year-end, the Corporation sold an additional $25.0 million of interest-bearing installment receivables under these agreements.

   Note 6 - Short-term and Long-term Debt

   Notes payable to banks under bank lines of credit totaled $22.9 million and $26.2 million at the end of 1996 and 1995.

   Commercial notes payable totaled $42.0 million and $30.0 million at the end of 1996 and 1995. The commercial paper outstanding at year end is classified as long-term debt since it is the Corporation's intent, and it has the ability (supported by a $100 million revolving credit facility), to refinance the debt on a long-term basis.

   Under the terms of a $100 million revolving credit commitment entered into by the Corporation in 1994, borrowings can be made at the London Interbank Offered Rate in effect at the time of such borrowings plus 0.14% and may be fixed for periods ranging from one to twelve months under reborrowing provisions of the commitment. This commitment terminates on January 2, 2000. There were no borrowings under this revolving credit commitment at the end of 1996 and 1995.

   Under the commitment, the Corporation must maintain a specific level of consolidated tangible net worth and meet certain leverage and subsidiary indebtedness ratios. In addition, certain capital transactions are restricted. At the end of 1996, the Corporation was in compliance with all covenants of the commitment.

   Maximum short-term debt outstanding at the end of any month was $64.9 million in 1996 and $154.7 million in 1995. The average short-term debt outstanding was $41.9 million in 1996 and $69.2 million in 1995. The weighted average interest rates were 6.0% in 1996 and 5.9% in 1995. The weighted average interest rates on long-term and short-term debt outstanding were 6.4% and 6.9% at December 28, 1996 and December 30, 1995.

   The Corporation's long-term debt consisted of the following for the years ended:

   (Amounts in thousands)                  1996           1995
   Senior unsecured indebtedness       $100,000       $100,000
   Borrowings supported by a
    revolving credit commitment          42,000         30,000
   Other long-term debt                   8,129          4,676
                                       --------       --------
                                        150,129        144,676
   Less: current maturities                (325)          (913)
                                       --------       --------
   Total long-term debt                $149,804       $143,763
                                       ========       ========

   The annual maturities of the Corporation's long-term debt due in the next five years are $0.3 million in 1997, $0.3 million in 1998 and $49.4 million in 2000.

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

   Interest payments on debt and on other interest-bearing obligations approximated $13.2 million, $13.0 million and $11.6 million for 1996, 1995 and 1994.

   Note 7 - Income Taxes

   Earnings before income taxes consisted of the following:

   (Amounts in thousands)                 1996           1995           1994
   U.S.                                172,553       $153,423       $117,509
   Foreign                              36,100         26,466         36,160
                                      --------       --------       --------
   Total                              $208,653       $179,889       $153,669
                                      ========       ========       ========

   The provision for income taxes consists of the following:

   (Amounts in thousands)                 1996           1995           1994
   Current:
    Federal                           $ 55,949       $ 57,328       $ 36,279
    Foreign                             13,803         10,250         14,091
    State                                8,997          9,079          6,088
                                      --------       --------       --------
   Total current                        78,749         76,657         56,458

   Deferred:
    Federal                               (615)        (8,895)          (684)
    Foreign                               (428)          (176)          (517)
    State                                 (504)        (1,027)            98
                                      --------       --------       --------
   Total deferred                       (1,547)       (10,098)        (1,103)
                                      --------       --------       --------
   Total income tax provision         $ 77,202       $ 66,559       $ 55,355
                                      ========       ========       ========

   A reconciliation of the Corporation's effective income tax rate to the statutory federal tax rate follows for the years ended:

                                          1996           1995           1994

   Statutory federal income tax rate      35.0%          35.0%          35.0%
   Increase (decrease) in tax
   rate resulting from:
     State income taxes, net of
     federal benefit                       2.4            2.5            2.7
     Foreign sales corporation
     tax benefit                          (1.5)          (1.8)          (1.9)
     Other                                 1.1            1.3            0.2
                                      --------       --------       --------
   Effective tax rate                     37.0%          37.0%          36.0%
                                      ========       ========       ========

   Temporary differences that give rise to the net deferred tax benefit are as follows:

   (Amounts in thousands)                 1996           1995           1994
   Current deferred income
   tax benefit:
     Inventories                      $ 14,599       $ 16,534       $ 15,007

     Accruals and reserves not
      currently deductible              36,372         15,136         19,217
     Other                                  56          2,956            302
                                      --------       --------       --------
   Total current (included
   in prepaid expenses)                 51,027         34,626         34,526

   Long-term deferred income tax benefit:
     Employee benefits                  57,299         50,017         44,215
     Net operating losses               23,585         30,313         30,124
     Depreciation                      (13,409)       (18,118)       (17,239)
     Other                              (6,528)         4,661          3,200
     Valuation allowance               (12,561)       (10,162)        (9,869)
                                      --------       --------       --------
   Total long-term                      48,386         56,711         50,431
                                      --------       --------       --------
   Net deferred income tax benefit    $ 99,413       $ 91,337       $ 84,957
                                      ========       ========       ========

   The valuation allowance required under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in the valuation allowance is $7.5 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

   The Corporation has U.S. tax NOLs acquired from acquisitions totaling $48.2 million that expire as follows: 2000-$10.9 million, 2002-$1.3 million, 2003-$14.0 million, 2004-$1.6 million, 2005-$14.0 million, 2006-
   $1.5 million, 2007-$1.1 million and 2010-$3.8 million. The Corporation also has non-U.S. tax NOLs of $19.5 million resulting from operations primarily in Australia, Spain, Mexico and the Netherlands. These losses expire as follows: 2000-$1.8 million, 2001-$0.3 million, 2010-$1.9 million and 2011-$2.8 million. The remaining non-U.S. NOLs of $12.7 million may be carried forward indefinitely. A valuation allowance has been established in the amount of $3.4 million for the U.S. NOLs and $6.6 million for the non-U.S. NOLs. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   The undistributed earnings of all subsidiaries were approximately $120.3 million, $100.2 million and $85.4 million at the end of 1996, 1995 and 1994. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings and, accordingly, no deferred income taxes have been provided for the distribution of these earnings to the parent company.

   The Corporation made income tax payments of $69.7 million, $63.5 million and $65.9 million in 1996, 1995 and 1994.

   Note 8 - Financial Instruments

   Foreign Exchange Contracts: The Corporation enters into foreign currency contracts to manage its exposure to foreign currency fluctuations in receivables and payables denominated in foreign currencies. Gains and losses on these contracts are recognized currently. These forward exchange contract transactions generally mature quarterly, at which time they are replaced with new contracts. At December 28, 1996, the Corporation had forward exchange contracts to exchange British pounds, Spanish pesetas, Irish punts, Dutch guilders and Australian dollars for a U.S.-dollar equivalent of approximately $71 million.

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

   At December 28, 1996, the Corporation had swap agreements in place to pay fixed rates ranging from 6.2% to 7.8% in exchange for floating interest rate payment obligations on $25.6 million notional principal amount for the years 1997 through 2004 and 6.0% on $10.1 million notional principal amount through the year 2006. At December 30, 1995, the Corporation had swap agreements on $28.1 million notional principal amount.

   Credit Concentrations: The Corporation is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap and foreign exchange contracts. The Corporation does not anticipate nonperformance by the counterparties. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better.

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

   Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost and profit factors. As of December 28, 1996 and December 30, 1995, the fair value was approximately $408.2 million and $407.7 million versus a book value of $379.7 million and $373.5 million.

   Interest rate swap agreements: The fair value of the agreements was based on a quote from the financial institution with which the Corporation executed the transactions. As of December 28, 1996, the cost to terminate the agreements was $0.9 million. As of December 30, 1995, the Corporation would have realized a gain of $1.0 million upon termination of the agreements.

   All other financial instruments: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts and other financial instruments.

   Note 9 - Pension Plans

   The Corporation has several noncontributory pension plans covering most employees, including certain employees in foreign countries. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. The Corporation recognizes retirement plan expenses in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans, with most using the actuarially computed entry age normal cost method, which includes, in certain defined retirement benefit plans, amortization of past service cost over 30 years.

   The Corporation has several non-U.S. subsidiary pension plans that do not report pension expense in accordance with SFAS No. 87, as these plans and the related pension expense are not material.

   The Corporation's net pension expense included the following components:

   (Amounts in thousands)                 1996           1995           1994
   Service cost - benefits earned
    during year                       $ 13,191       $ 10,813       $ 12,146
   Interest cost on projected
    benefits                            25,657         23,764         22,112
   Less actual return on
    plan assets                        (40,788)       (53,895)        (1,949)
   Net amortization and deferral:
     Actual return on plan assets
     in excess of (less than)
     projected return                   14,226         28,721        (20,226)
     Amortization of net assets
     at transition                      (1,084)        (1,401)        (1,082)
     Other                                 865          1,431            591
                                      --------       --------       --------
   Net pension expense                $ 12,067       $  9,433       $ 11,592
                                      ========       ========       ========

   The funded status of the Corporation's U.S. pension plans was as follows:

                                     1996                     1995
                             Assets     Accumulated    Assets     Accumulated
                             Exceed       Benefits     Exceed      Benefits
                          Accumulated     Exceed     Accumulated    Exceed
   (Amounts in thousands)    Benefits     Assets      Benefits      Assets
   Actuarial present value
    of accumulated benefits:
     Vested benefits        $249,753     $  6,166    $173,865       $ 63,180
     Non-vested benefits      38,221        2,348      28,970          8,238
                            --------     --------   ---------       --------
   Accumulated benefit
    obligation               287,974        8,514     202,835         71,418
   Effect of projected
    future salary
    increases                 48,485        2,946      45,949          5,153
                            --------     --------   ---------       --------
   Projected benefit
    obligation               336,459       11,460     248,784         76,571
   Plan assets at
    market value             370,058            -     262,293         64,738
                            --------     --------   ---------       --------
   Plan assets in
    excess of (less
    than) projected
    benefit obligation        33,599      (11,460)     13,509        (11,833)
   Unrecognized net
    assets at year end        (7,119)          91      (6,230)        (1,744)
   Unrecognized net
    (gain) or loss
    from experience
    different from assumed   (82,238)       3,292     (49,356)          (489)
   Unrecognized prior
    service cost               9,708          493       4,956          5,309
   Additional minimum
    liability                     -          (640)          -           (846)
                            --------     --------   ---------       --------
   Pension liability        $(46,050)    $ (8,224)  $ (37,121)      $ (9,603)
                            ========     ========   =========       ========

   The actuarial present value of the projected benefit obligation was determined using a discount rate of 7.75% for 1996 and 1995. The projected future salary increase assumption was 5.0% and the expected long-term rate of return on plan assets was 9.0% for the two years reported.

   Plan assets are stated at market value and primarily consist of corporate equities and various debt securities.

   The pension liability for 1996 consists of a current liability of $9.8 million and a long-term liability of $44.5 million. The long-term liability represents pension obligations that are not expected to be funded during the next 12 months.

   Note 10 - Retiree Health Care

   The Corporation provides certain health care benefits for most retired U.S. employees. The majority of the Corporation's U.S. employees become eligible for those benefits if they reach early retirement age while working for the Corporation; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

   For employees retiring under the comprehensive major medical plans, there are contributions required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per retiree annual cost commitment by the Corporation. Most employees hired since 1994 are required to pay the full cost. The Corporation does not fund the retiree health care plans.

   The Corporation recognizes postretirement health care expense in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

   The components of the expense for postretirement health care benefits are as follows:

   (Amounts in thousands)                    1996         1995         1994
   Service cost - benefits attributed
    to service during the period          $ 2,012      $ 1,707      $ 2,139
   Interest cost on accumulated
    postretirement benefit obligation       5,273        5,228        5,081
   Amortization of unrecognized
    net gain                                 (487)        (622)           -
                                          -------      -------      -------
   Net postretirement health
    care expense                          $ 6,798      $ 6,313      $ 7,220
                                          =======      =======      =======

   The components of the accumulated postretirement benefit obligation are as follows:

   (Amounts in thousands)                                 1996           1995
   Accumulated postretirement benefit obligation
     Retirees                                         $ 35,329       $ 37,215
     Fully eligible active plan participants            11,481         10,810
     Other active plan participants                     26,205         23,642
                                                      --------       --------
   Accumulated postretirement benefit obligation        73,015         71,667
   Unrecognized net gain                                15,067         11,998
                                                      --------       --------
   Postretirement liability                           $ 88,082       $ 83,665
                                                      ========       ========

   The accumulated postretirement benefit obligation at the end of 1996 consists of a current liability of $3.5 million and a long-term liability of $84.6 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at the end of 1996 and 1995.

   The actuarial calculation assumes a health care trend rate of 9.2% in 1997 for benefits paid on pre-Medicare retirees, decreasing gradually to 5.0% in the year 2003 and thereafter. For benefits paid on Medicare-eligible retirees, a health care trend rate of 8.1% was assumed in 1997, decreasing to 5.0% in the year 2007 and thereafter.

   As of December 28, 1996, a one percentage point increase in the health care cost trend rate for future years would not materially affect the accumulated postretirement benefit obligation or the service cost and interest cost components.

   Note 11 - Corporation Stock Option and Purchase Plans

   On June 28, 1996, the board of directors approved a three-for-two stock split of the Corporation's common stock to shareholders of record on August 20, 1996. Distribution of shares in connection with the stock split was made on September 10, 1996. All share-related amounts in this note reflect that split.

   On April 26, 1996, shareholders approved the board of directors' request to reserve 1,500,000 additional common shares for issuance under the 1986 Amended and Restated Incentive Stock Program.

   The Corporation has a stock option plan for directors, officers and key employees, with expiration dates on the options ranging from 1999 to 2006. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted.

   The Corporation offers shareholders a convenient way to increase their investment in the Corporation through a no-commission dividend reinvestment and stock purchase plan. Participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits shareholders to invest cash for additional shares that are purchased for them each month. For 1996, 1995 and 1994, shares issued under the dividend reinvestment and stock purchase plan totaled 24,283, 26,567 and 26,987. At December 28, 1996, 1,349,402 shares were reserved for issuance to shareholders under this plan.

   Employees of the Corporation are entitled to participate in an employee stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. The board of directors may terminate this plan at any time. For 1996, 1995 and 1994, shares issued under the employee stock ownership plan totaled 131,432, 73,409 and 64,808. At December 28, 1996, shares totaling 911,583 were reserved for issuance to employees under this plan, and the Corporation held contributions of approximately $2.0 million for the purchase of common stock.

   Franchised dealers are entitled to participate in a dealer stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 1996, 1995 and 1994, shares issued under the dealer stock ownership plan totaled 117,902, 84,701 and 75,189. At December 28, 1996, 764,663 shares were reserved for issuance to franchised dealers under this plan, and the Corporation held contributions of approximately $2.3 million for the purchase of common stock.

   Non-employee directors receive a mandatory minimum of 25% and an elective maximum of up to 100% of their fees and retainer in shares of the Corporation's stock. Directors may elect to defer receipt of all or part of these shares. For 1996, 1995 and 1994, shares issued under the Directors' Fee Plan totaled 3,140, 8,613 and 2,318. Additionally, receipt of 6,327, 2,588 and 903 shares were deferred in 1996, 1995 and 1994. At December 28, 1996, 274,330 shares were reserved for issuance to directors under this plan.

   The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," effective January 1996. As permitted, the Corporation continued its current method of accounting for stock-based compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25.

   In accordance with SFAS No. 123, the fair value of each option grant was estimated as of the date of grant using an option pricing model. The Corporation used the Black-Scholes option pricing model with the following weighted average assumptions for options granted in 1996 and 1995, respectively: expected volatility of 21.6% and 21.3%; risk-free interest rates of 5.7% and 7.5%; dividend yield of 3.1% and 3.3%, and expected option lives of 6.9 years and 5.7 years. If the Corporation had elected to recognize compensation cost for stock-based compensation consistent with the methodology prescribed by SFAS No. 123, net earnings and net earnings per share for 1996 and for 1995 would not have been materially different from amounts reported in the Consolidated Statements of Earnings.

                           1996                1995                1994
                            Weighted            Weighted            Weighted
                             Average             Average             Average
                            Exercise            Exercise            Exercise
                     Options   Price    Options    Price    Options    Price
   Outstanding at
    beginning
    of period      2,498,742  $ 21.54  2,329,826  $ 20.99  2,847,996  $ 20.84
   Granted            72,000    30.52    714,750    21.06     60,750    24.63
   Exercised        (370,146)   20.78   (516,044)   18.40   (305,168)   19.52
   Canceled         (193,173)   22.56    (29,790)   21.51   (273,752)   21.87
                   ---------  -------  ---------  -------  ---------  -------
   Outstanding at
    end of
    period         2,007,423  $ 21.90  2,498,742  $ 21.54  2,329,826  $ 20.99
                   =========  =======  =========  =======  =========  =======
   Exercisable at
    end of period  1,792,859  $ 21.88  2,122,736  $ 21.52  2,247,006  $ 20.78
   Available for
    grant at end
    of period      3,543,353           1,892,390           2,607,140


   The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the years ended December 28, 1996 and December 30, 1995 were $6.99 and $4.91. The following table summarizes information about stock options outstanding as of December 28, 1996:

         1996 Options Outstanding                   1996 Options Exercisable

                 Weighted                    Weighted               Weighted
    Range of      Average      Remaining     Average                Average
    Exercise      Number      Contractual    Exercise    Number     Exercise
    Prices      Outstanding      Life        Price     Exercisable  Price
   $ 19 to 23   1,604,663        6.4         $ 21.09   1,417,099    $ 21.11
   $ 23 to 27     324,760        3.2           23.88     324,760      23.88
   $ 27 to 32      78,000        9.1           30.35      51,000      30.59
                ---------        ---         -------   ---------    -------
   Totals       2,007,423        6.0         $ 21.90   1,792,859    $ 21.88
                =========        ===         =======   =========    =======

   Note 12 - Capital Stock

   In 1996, the Corporation repurchased, on a post-split basis, 615,750 shares of its common stock at an average price of $31.12.

   In May 1995, the Corporation completed a $100 million Share Repurchase Program authorized by the board of directors in January 1995. The Corporation repurchased 4.2 million shares (post-split) under the program at an average price of $23.83 per share.

   The board of directors declared on October 23, 1987 a dividend distribution of one preferred stock purchase right for each share of the Corporation's outstanding common stock. As a result of the Corporation's three-for-two stock split effected in 1996, two-thirds of a right is now associated with each share of common stock. The rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $125, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of the Corporation having a market value equivalent to two times the current purchase price. If the Corporation is acquired in a merger or other business combination not approved by the board of directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporation's board of directors. The rights expire on November 3, 1997, and may be redeemed by the Corporation at a price of $.05 per right at any time prior to 10 days after a person or group becomes an Acquiring Person.

   Note 13 - Commitments and Contingencies

   The Corporation has entered into certain operating lease agreements on facilities and computer equipment, which extend for varying amounts of time.

   The Corporation's lease commitments require future payments as follows:

   Year Ending        (Amounts in Thousands)
   1997                     $14,793
   1998                      11,680
   1999                       6,978
   2000                       4,542
   2001                       3,744
   2002 and thereafter       10,707

   Rent expenses for worldwide facilities and computer equipment were $18.0 million, $14.4 million and $11.8 million in 1996, 1995 and 1994.

   Prior to the disposition of Systems Control, Inc. by a subsidiary of the Corporation on September 29, 1994, Systems Control, Inc.'s single-purpose subsidiaries, Tejas Testing Technology One, L.C. and Tejas Testing Technology Two, L.C. (the "Tejas Companies"), entered into two seven-year contracts with the Texas Natural Resources Conservation Commission ("TNRCC"), an agency of the State of Texas, to perform automotive emissions testing in the Dallas/Fort Worth and southeast regions of Texas in a centralized manner in accordance with the federal Environmental Protection Agency ("EPA") guidelines relating to "I/M 240" test-only facilities. The Corporation guaranteed payment (the "Guaranty") of the Tejas Companies' obligations under an Agreement for Lease and a seven-year Lease Agreement, each dated June 22, 1994, in the amount of approximately $98.8 million plus an interest factor (the "Lease Obligations"), pursuant to which the Tejas Companies leased the facilities (and associated testing equipment) necessary to perform the emissions-testing contracts. The Guaranty was assigned to the lessor's lenders (the "Lenders") as collateral. Pursuant to an Indemnity Agreement entered into as of September 29, 1994, the Tejas Companies agreed to reimburse the Corporation for any payments it made under the Guaranty.

   The State of Texas subsequently enacted legislation designed to terminate the centralized testing program described in the emissions-testing contracts. On September 12, 1995, the Tejas Companies filed bankruptcy petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas (Austin Division). The Tejas Companies have commenced litigation in state and federal court against the TNRCC and related entities to assert their rights with respect to the emissions-testing contracts, and the Corporation has intervened in such litigation to protect its interests. State court litigation filed in the 345th Judicial District Court of Travis County, Texas concluded on January 28, 1997. A decision has not yet been announced. In addition, the Corporation is a creditor in the Tejas Companies' bankruptcy proceedings and will continue to take steps to protect its interests in such proceedings.

   The Corporation believes that it is probable that there will be developments, prior to the end of the 1997 Texas legislative session (approximately May 1997) to enable the Lease Obligations to ultimately be satisfied. The basis for such developments arises under the original contracts to perform centralized emissions testing. Those contracts obligate the TNRCC to reimburse costs that the Tejas Companies incurred in the construction and implementation of the centralized testing program and have not recovered through the sale of the testing facilities to a third party. Fulfillment of such obligations requires an appropriation of funds by the Texas Legislature, which is subject to the political process. The TNRCC is contractually obligated to seek such appropriation and, in a letter dated November 21, 1996, the TNRCC affirmed this obligation in a request to the Texas Legislative Budget Board for an appropriation in the amount of $89.6 million, exclusive of the $14.3 million estimated by the TNRCC to be realized from the sale of the testing facilities, resulting in a total reimbursement of $103.9 million. The Corporation believes the amount to be realized from the sale of the testing facilities will be approximately $20 million.

   The Corporation and the Lenders have been engaged in continuing discussions concerning this matter, and they have reached an agreement whereby the Lenders will forbear until at least June 30, 1997 from exercising their rights under the terms of the Guaranty to cause the Corporation to pay all Lease Obligations to the Lenders on an accelerated basis. The Corporation continues to make advances under the Guaranty of approximately $1.8 million per month, which have totaled $34.5 million through December 28, 1996. While the Lenders have agreed to forbear until at least June 30, 1997, given the delay in resolving this matter and other factors, the Corporation at June 29, 1996 recognized the remaining net obligation under the Guaranty, which as of December 28, 1996 is $54.5 million. This is included in Other Long-term Liabilities on the accompanying Consolidated Balance Sheets. In addition, the Corporation has recorded as assets the monthly advances and the other amounts expected to be received from the Tejas Companies under the Indemnity Agreement. These net receivables total $89.0 million as of December 28, 1996 and are included in Intangible and Other Assets. Described previously are mechanisms by which the Tejas Companies may receive funds to enable them to satisfy their contractual obligation to the Corporation under the Indemnity Agreement. The Corporation believes that recovery of the net receivables from the Tejas Companies is probable, and it will make an ongoing assessment of the likelihood of realization of such receivables.

   Note 14 - Reporting Segments

   The Corporation operates predominantly in a single industry as a manufacturer and distributor of tools and equipment for the professional technician.

   The following table presents information about the Corporation by geographic area.
                       United             Other
                       States Europe Non-U.S. Eliminations Consolidated Net sales to unaffiliated
   customers
   1996            $1,055,999  $268,818  $160,462     $       -    $1,485,279
   1995               951,912   183,301   156,912             -     1,292,125
   1994               862,189   191,648   140,459             -     1,194,296

   Transfers between
   geographic areas
   1996            $  147,121  $  2,907  $ 25,295     $(175,323)   $        -
   1995               140,251     2,478    23,037      (165,766)            -
   1994               149,986     2,670     9,793      (162,449)            -

   Earnings from
   operations
   1996            $  185,532  $ 20,994  $ 15,569     $  (1,569)   $  220,526
   1995               169,236     6,201    17,648        (4,441)      188,644
   1994               127,893    21,444    14,217        (4,600)      158,954

   Identifiable
   assets
   1996            $1,179,926  $226,286  $134,730     $ (20,154)   $1,520,788
   1995             1,059,516   206,177   121,835       (26,555)    1,360,973
   1994             1,015,208   137,340   108,083       (25,726)    1,234,905

   Transfers between geographic areas primarily represent intercompany export sales of U.S.-produced goods and are accounted for based on established sales prices between the related companies. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

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

   Robert A. Cornog                 Donald S. Huml
   Chairman, President and          Senior Vice President-
   Chief Executive Officer          Finance and Chief
                                    Financial Officer

   Report of Independent Public Accountants

   To the Board of Directors and Shareholders of Snap-on Incorporated:

   We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of December 28, 1996 and December 30, 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended
   December 28, 1996, in conformity with generally accepted accounting principles.

   Arthur Andersen LLP

   Chicago, Illinois
   January 27, 1997

                         [Pages 36-37 of Annual Report]

   Quarterly Financial Information

   Unaudited
   (Amounts in thousands except per share data)

                                       1996           1995           1994
   Net sales
   1st Quarter                   $  344,364     $  309,107     $  298,777
   2nd Quarter                      384,554        326,816        298,752
   3rd Quarter                      347,202        309,065        278,359
   4th Quarter                      409,159        347,137        318,408
                                 ----------     ----------     ----------
                                 $1,485,279     $1,292,125     $1,194,296
                                 ==========     ==========     ==========
   Gross profit
   1st Quarter                   $  173,829     $  159,269     $  153,470
   2nd Quarter                      194,129        167,247        156,087
   3rd Quarter                      176,478        158,039        140,771
   4th Quarter                      206,348        178,936        158,509
                                 ----------     ----------     ----------
                                 $  750,784     $  663,491     $  608,837
                                 ==========     ==========     ==========
   Net earnings
   1st Quarter                   $   29,650     $   26,460     $   22,834
   2nd Quarter                       34,528         29,718         26,099
   3rd Quarter                       30,765         26,329         22,706
   4th Quarter                       36,508         30,823         26,675
                                 ----------     ----------     ----------
                                 $  131,451     $  113,330     $   98,314
                                 ==========     ==========     ==========
   Earnings per
   common share*
   1st Quarter                   $      .49     $      .42     $      .36
   2nd Quarter                          .56            .48            .41
   3rd Quarter                          .51            .43            .35
   4th Quarter                          .60            .51            .41
                                 ----------     ----------     ----------
                                 $     2.16     $     1.84     $     1.53
                                 ==========     ==========     ==========

   * Adjusted for the three-for-two stock split in 1996.

   Eleven-Year Data
   (Amounts in thousands except share data)


                                                1996          1995          1994           1993           1992           1991
   Summary of operations
   Net sales                             $ 1,485,279   $ 1,292,125   $ 1,194,296    $ 1,132,010    $   983,800    $   881,591
   Gross profit                              750,784       663,491       608,837        595,728        509,413        437,685
   Operating expenses                        594,527       538,021       510,361        509,910        457,384        370,708
   Net finance income                         64,269        63,174        60,458         61,115         63,646         56,890
   Operating income                          220,526       188,644       158,934        146,933        115,675        123,867
   Interest expense                           12,649        13,327        10,806         11,198          5,969          5,250
   Other income (expense) - net                  776         4,572         5,541            756           (131)           (91)
   Pre-tax earnings                          208,653       179,889       153,669        136,491        109,575        118,526
   Income taxes                               77,202        66,559        55,355         50,679         43,600         45,300
   Net earnings                              131,451       113,330        98,314         85,812         65,975         34,277**

   Financial position
   Current assets                        $ 1,017,324   $   946,689   $   873,020    $   854,598    $   832,603    $   666,623
   Current liabilities                       341,371       336,075       237,869        308,037        317,074        176,650
   Working capital                           675,953       610,614       635,151        546,561        515,529        489,973
   Accounts receivable                       651,739       610,064       568,378        539,949        508,092        461,596
   Inventories                               269,750       250,434       229,037        249,102        216,262        160,148
   Property and equipment - net              245,294       220,067       209,142        224,810        226,498        206,481
   Total assets                            1,520,788     1,360,973     1,234,905      1,218,933      1,172,413        915,374
   Long-term debt                            149,804       143,763       108,980         99,683         93,106          7,179
   Shareholders' equity                      828,161       750,732       766,398        701,663        664,665        652,719

   Common share summary*
   Net earnings per share                $      2.16   $      1.84   $      1.53    $      1.34    $      1.04    $       .55**
   Cash dividends paid per share                 .76           .72           .72            .72            .72            .72
   Shareholders' equity per share              13.62         12.35         11.91          10.99          10.45          10.31
   Average shares outstanding             60,967,865    61,510,500    64,187,874     63,856,175     63,515,672     62,732,652

   Other financial statistics
   Cash dividends paid                   $    46,323   $    44,113   $    46,197    $    45,942    $    45,718    $    45,086
   Dividends paid as a percent
   of net earnings                             35.2%         38.9%         47.0%          53.5%          69.3%          61.6%***
   Capital expenditures                       52,333        31,581        41,788         33,248         21,081         23,447
   Depreciation and amortization              31,879        31,534        29,632         32,131         29,457         25,619
   Current ratio                                 3.0           2.8           3.7            2.8            2.6            3.8
   Total debt to total capital                 17.3%         18.5%         13.5%          19.3%          19.5%           1.2%
   Effective tax rate                          37.0%         37.0%         36.0%          37.1%          39.8%          38.2%
   Operating income as a percent of
    net sales                                  14.8%         14.6%         13.3%          13.0%          11.8%          14.1%
   Net earnings as a percent of net sales       8.9%          8.8%          8.2%           7.6%           6.7%           8.3%***
   Return on average
    shareholders' equity                       16.7%         14.9%         13.4%          12.6%          10.0%          11.4%***
   Common stock price range*             38.25-27.33   31.50-20.67   29.58-19.33    29.67-20.33    26.67-18.00    23.00-18.25


   Eleven-Year Data (continued)
   (Amounts in thousands except share data)
                                                1990          1989          1988           1987           1986
   Summary of operations
   Net sales                             $   931,533   $   890,792   $   854,592    $   754,303    $   670,086
   Gross profit                              469,149       439,861       431,748        377,167        331,950
   Operating expenses                        359,266       320,178       287,712        252,115        230,489
   Net finance income                         53,182        47,202        37,991         30,508         25,443
   Operating income                          163,065       166,885       182,027        155,560        126,904
   Interest expense                            6,762         3,298         2,637          2,788          2,672
   Other income (expense) - net                3,557         1,923         3,432          3,024          2,264
   Pre-tax earnings                          159,860       165,510       182,822        155,796        126,496
   Income taxes                               59,100        60,800        69,500         67,200         61,000
   Net earnings                              100,760       104,710       113,322         88,596         65,496

   Financial position
   Current assets                        $   675,038   $   564,623   $   504,980    $   470,516    $   392,172
   Current liabilities                       236,802       179,476       142,337        131,420        112,303
   Working capital                           438,236       385,147       362,643        339,096        279,869
   Accounts receivable                       459,381       403,926       336,588        277,357        226,551
   Inventories                               182,065       137,106       139,460        120,083        124,845
   Property and equipment - net              210,414       195,020       146,371        128,082        115,144
   Total assets                              907,854       777,603       667,538        615,817        526,580
   Long-term debt                              7,275         7,700         8,125         12,622         16,061
   Shareholders' equity                      636,403       572,657       505,202        457,536        382,952

   Common share summary*
   Net earnings per share                $      1.63   $      1.70   $      1.81    $      1.42    $      1.06
   Cash dividends paid per share                 .72           .69           .59            .47            .41
   Shareholders' equity per share              10.28          9.29          8.23           7.31           6.19
   Average shares outstanding             61,811,345    61,558,467    62,404,692     62,287,718     61,753,197

   Other financial statistics
   Cash dividends paid                   $    44,505   $    42,655   $    36,681    $    29,060    $    25,110
   Dividends paid as a percent
    of net earnings                            44.2%         40.7%         32.4%          32.8%          38.3%
   Capital expenditures                       44,353        72,136        37,949         30,921         32,319
   Depreciation and amortization              25,914        21,865        18,699         16,597         14,862
   Current ratio                                 2.9           3.1           3.5            3.6            3.5
   Total debt to total capital                 11.7%          7.3%          1.7%           3.4%           5.1%

   Effective tax rate                          37.0%         36.7%         38.0%          43.1%          48.2%
   Operating income as a percent of
   net sales                                   17.5%         18.7%         21.3%          20.6%          18.9%
   Net earnings as a percent of net sales      10.8%         11.8%         13.3%          11.7%           9.8%
   Return on average
    shareholders' equity                       16.7%         19.4%         23.5%          21.1%          18.2%
   Common stock price range*             25.33-17.50   27.92-19.25   29.92-21.83    31.00-16.17    21.42-13.58


        *    Adjusted for the three-for-two stock split in 1996.
        ** Includes the cumulative effect of accounting change related to the early adoption of the accounting provisions of the Statement of Financial Accounting Standards (SFAS) No. 106, "Employers'
             Accounting for Postretirement Benefits Other than Pensions."
             Excluding this cumulative effect, 1991 net earnings were $73,226 and earnings per share were $1.17.
        *** Based on net earnings before cumulative effect of accounting change related to adoption of SFAS No. 106.

                         [Page 40 of Annual Report]

   Investor Information

   Common Stock High/Low Prices*
   Quarter           1996              1995
   First          $31.67-28.50      $24.58-20.67
   Second          32.92-30.00       26.50-22.42
   Third           32.63-27.33       28.17-25.33
   Fourth          38.25-31.88       31.50-25.25

   Dividends Per Common Share*
   Quarter           1996              1995
   First            $ .18             $ .18
   Second             .18               .18
   Third              .20               .18
   Fourth             .20               .18
                    -----             -----
   Total            $ .76             $ .72
                    =====             =====

  Exchange Listing
   Snap-on Incorporated common stock is listed on the New York Stock Exchange, Ticker Symbol - SNA.

   Transfer Agent and Registrar
   Harris Trust and Savings Bank
   P.O. Box A3504
   Chicago, Illinois  60690-3504
   or
   311 West Monroe Street
   Eleventh Floor
   Chicago, Illinois 60606

   Shareholder Inquiries
   Shareholders with questions may call the Transfer Agent, Harris Trust and Savings Bank, toll-free at 1-800-524-0687. The deaf and hearing impaired can call (312) 461-5633.

   Dividend Record and Pay Dates for 1997
   Quarter      Record Date      Pay Date
   First        February 18      March 10
   Second       May 20           June 10
   Third        August 20        September 10
   Fourth       November 19      December 10

   Shareholders
   The number of shareholder accounts of record as of December 28, 1996, was 10,556.

   Dividend Reinvestment
   Snap-on shareholders may increase their investment in the corporation through a no-commission dividend reinvestment plan. For information, write to:
        Harris Trust and Savings Bank
        Dividend Reinvestment Plan Services
        P.O. Box A3309
        Chicago, Illinois 60690-0735
        Or phone: 1-800-524-0687

   Form 10-K and Other Financial Publications
   These publications are available without charge. Contact the public relations department at P.O. Box 1410, Kenosha, WI 53141-1410, or call
   (414) 656-4808 (recorded message).

   Analyst Contact
   Securities analysts and other investors seeking information about the corporation should contact Lynn McHugh, assistant treasurer - investor relations, (414) 656-6488.

   Independent Auditors
   Arthur Andersen LLP
   33 West Monroe Street
   Chicago, Illinois  60603
   (312) 580-0033

   Annual Meeting
   The Annual Meeting of Shareholders will be held at the Racine Marriott, 7111 Washington Avenue, Racine, Wisconsin, at 10:00 a.m. on Friday, April 25, 1997.

   Corporate Offices
   P.O. Box 1430
   Kenosha, Wisconsin 53141-1430
   Phone (414) 656-5200

   * Adjusted for the three-for-two stock split in 1996.