Form 10-K405, Exhibit 13
period 1999-01-02
SNAP ON INC
filed 1999-04-01
CIK 91440

Management's  Discussion  and Analysis of Results of  Operations  and  Financial
                                    Condition

Results of Operations

All  analyses  for  1998  include  the  effects  of   restructuring   and  other
non-recurring  charges  and  inventory  adjustments  ("1998  charges"),   unless
otherwise indicated.

The Corporation manufactures, markets and distributes tools, equipment and related services for automotive and industrial service customers around the world using multiple brands sold through multiple channels of distribution. In some instances, it also finances the purchase of those products.

Restructuring and other charges: In the third quarter of 1998, the Corporation recorded restructuring and other non-recurring charges related to its Project Simplify initiative, a broad program of internal rationalizations, consolidations and reorganizations intended to make the Corporation's business operations simpler and more effective. Of an expected total charge of approximately $185 million to be recorded through the first quarter of 2000, $133.1 million in pre-tax charges were taken in the third quarter of 1998 and $16.8 million were taken in the 1998 fourth quarter. Of the total $149.9 million in pre-tax charges recorded in 1998 ($107.6 million or $1.82 per share after taxes), $75.6 million is restructuring charges and $74.3 million represents other non-recurring charges. The Corporation expects that approximately 50% of the total charges will be non-cash, with the remaining 50% requiring cash outflows.

The $75.6 million of restructuring charges includes severance, non-cancelable lease agreements on facilities to be closed and other exit costs associated with the simplification initiative in the amount of $23.1 million. The Corporation has adjusted property, plant and equipment and other assets to net realizable value through an additional $6.3 million restructuring charge. As part of the restructuring efforts, the Corporation also has written off impaired goodwill and other intangible assets of certain discontinued business units and incurred a charge of $36.5 million. This amount relates to the write-down of remaining intangible balances recorded at the time those business units were acquired. As part of the elimination of these business units and their product lines, the Corporation has recorded a reserve in the amount of $9.7 million to provide additional warranty support, at no cost, for products already sold. The warranty charge has been included in Cost of Goods Sold - Discontinued Products, while all other restructuring charges recorded to date have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

The other non-recurring charges of $74.3 million include $50.9 million to re-value discontinued stock keeping units ("SKUs") of inventory, costs to conclude certain non-recurring legal matters in the amount of $18.7 million and other transitional costs in the amount of $4.7 million. The reduction of SKUs is an effort to reduce transaction costs and working capital intensity of the Corporation's product offering and refocus on high-volume growth products. The non-recurring charge related to the reduction of SKUs has been included as part of Cost of Goods Sold - Discontinued Products, while the other non-recurring charges recorded to date have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings. The composition of the restructuring reserves is presented in Note 14.

Shown in the table below is a breakdown of the restructuring and other non-recurring charges by segment:

(Amounts in thousands)        Restructuring    Non-recurring       Total
North America Transportation    $ 9,661           $13,576         $ 23,237
North America Other              51,810            51,046          102,856
Europe                            7,900             4,789           12,689
International                     2,836             4,841            7,677
Financial Services                3,400                 4            3,404
                                -------           -------         --------
Total                           $75,607           $74,256         $149,863
                                =======           =======         ========

The actions of Project Simplify are expected to lead to the closing of six manufacturing facilities, seven warehouses and 47 small offices in North America and Europe; the elimination of more than 1,100 positions; the elimination of nearly 12,000 SKUs; and the consolidation of certain business units. By the end of 1998, 509 positions were eliminated, including 100 of the 150 field manager positions identified for elimination. Of those field managers, approximately 50 are converting to franchised dealers. In addition, eight facilities were closed, the SKU-reduction activities were on schedule and the European operations had begun their staff reductions and facilities closures.

The Corporation expects to realize annual cost savings of approximately $60 million from the initiative. On an annual run-rate basis, the Corporation expects to achieve half of these savings in 1999, with the full amount achieved in 2000.

The decision to restructure was based on the complexity that had developed within the organization during the decade. In the early 1990s, management determined that the increased computerization of the systems contained in motor vehicles could result in broad changes in the approach to servicing and repairing such vehicles. Over time, the diagnosing of vehicle problems has grown much more complicated and requires a broader array of tools and equipment than was necessary in the past. In addition, the continuing growth in the global vehicle population resulted in opportunities for companies to expand worldwide. Since 1992, the Corporation has made 21 acquisitions and has grown from primarily a single-product, single-channel company to an organization serving multiple customers with multiple capabilities through multiple channels. It is also operating in more regions of the world.

The complexity created by this growth added costs, slowed decision making, and diffused responsibility and accountability. The organizational structure contained too many individual business units with overlapping functional disciplines. Each had its own product, brand and channel identity.

In order to combine businesses into larger, more integrated units, with operating responsibility assigned by brands and channels, and to implement a shared-function format in areas such as engineering, research, manufacturing, finance and administration, a more sophisticated computer system was required. The anticipated completion of the implementation of the Corporation's new enterprise-wide computer system in 1998 enabled the Corporation to begin to execute its plans to simplify its operations.

                                    [17 Snap-on Incorporated 1998 Annual Report]

Fourth Quarter Results: Net earnings in the 1998 fourth quarter were $12.6 million, a decrease of 69.9% from the same period of 1997, because of the remaining difficulties related to the process issues connected with implementation of the Corporation's new computer system, and the 1998 charges. Reported earnings per share - diluted were $.21. On a pre-tax basis, restructuring and transition costs related to Project Simplify totaled $6.8 million ($.09 per share after tax) in the quarter. In addition, a portion of the charge taken in the third quarter for the reduction of SKUs included an estimated $10 million ($.10 per share after tax) LIFO benefit. The benefit was not realized and was reversed in the fourth quarter. Cost of goods sold in the quarter included a $14.1 million ($.15 per share after tax) reduction in inventory discussed in the "Cost and Profit Margins" section. Earnings in the fourth quarter of 1998 included a $3.1 million gain on the sale of a European facility, gains related to the sale of installment receivables and pension curtailment benefits related to the Corporation's restructuring initiatives.

Overview: Net sales in 1998 increased 6.0%. Sales from acquisitions and growth in the North America Transportation segment were primarily responsible for the increase. The translation of foreign-currency-denominated results into U.S. dollars negatively affected sales by approximately one percentage point. Excluding the results of acquisitions completed in 1998, sales declined approximately 1%. The unanticipated difficulties encountered in the implementation of the Corporation's new computer system, continued weakness in the economies in the Asia/Pacific region and difficult comparisons against 1997, which contained an unusually high level of emissions-testing equipment sales and was a 53-week year, affected sales. In 1997, net sales rose 12.6%, with increases recorded in all segments. Sales excluding acquisitions advanced approximately 7% in 1997.

In 1998, the Corporation reported a net loss of $4.8 million, following an increase in earnings of 14.4% in 1997. The reported loss per share in 1998 was $.08, after 1997's earnings per share grew 14.4% and 14.6% for basic and diluted earnings, respectively. The loss in 1998 was related to several factors: restructuring and other non-recurring charges of $149.9 million ($1.82 per share after tax) in connection with the implementation of the Corporation's Project Simplify initiative; costs and lost sales associated with the unanticipated difficulty of aligning internal processes with the Corporation's new enterprise-wide computer system; and costs related to the organizational complexity that developed as the Corporation made numerous acquisitions over the last six years. Excluding the 1998 charges, earnings per share - basic and earnings per share - diluted were $1.89 and $1.87, respectively. The increase in net earnings and earnings per share in 1997 was the result of higher sales and improvement in operating expenses as a percent of sales.

(Amounts in thousands,
   except per share data)          1998               1997               1996

Sales                           $1,772,637         $1,672,215         $1,485,279
Net earnings (loss)                 (4,779)           150,366            131,451
Earnings (loss) per common
  share - basic                 $     (.08)        $     2.47         $     2.16
Earnings (loss) per common
  share - diluted               $     (.08)        $     2.44         $     2.13

The 1998 and 1996 years contained 52 weeks; 1997 was a 53-week year.

Cost and profit margins: The gross profit margin was 43.1% in 1998 and 50.5% in both 1997 and 1996. The decline in 1998's gross margin was due to a change in business mix resulting from several acquisitions, and a less favorable sales mix and additional costs related to the difficulties in shipping hand tools as the Corporation resolved process issues in connection with the implementation of its new computer system. In the fourth quarter of 1998, cost of goods sold also included a $14.1 million reduction in inventory related to the conversion to the new enterprise- wide computer system. The new system provides for much improved visibility at an item level on field inventory.

Total operating expenses as a percent of net sales increased to 39.8% in 1998 after successive decreases in 1997 and 1996. The 1997 and 1996 percentages were 38.9% and 40.0%, respectively. The 1998 performance was affected by the process difficulties encountered in implementing the Corporation's new computer system. Costs for additional labor and freight, and lower productivity were primarily responsible for the results. In 1997 and 1996, improvements in processes and in productivity, and a change in business mix contributed to the declines in both years. Total operating expenses in 1998 were $55.6 million higher than in 1997, compared with increases of $55.7 million in 1997 and $56.5 million in 1996. Acquisitions contributed to the increases in all years.



[Three bar graphs follow this text. The first is titled "Research & Development." It shows the dollars spent on research and development by the Corporation (in millions) in each of fiscal years 1994 through 1998, as follows:

   94       -       $31
   95       -       $34
   96       -       $42
   97       -       $47
   98       -       $49

The second graph is titled "Operating Expenses as a Percent of Net Sales." It shows the Corporation's operating expenses as a percent of its net sales for each of fiscal years 1994 through 1998, as follows:

   94       -       42.7%
   95       -       41.6%
   96       -       40.0%
   97       -       38.9%
   98       -       39.8%

The third graph is titled "Margin Analysis." It shows, side-by-side in a horizontal presentation for each fiscal year, the Corporation's net sales (in millions of dollars), gross profit margin and operating income margin for each of fiscal years 1994 through 1998, as follows:

                  NET SALES      GROSS PROFIT MARGIN     OPERATING INCOME MARGIN
   94       -     $ 1,194                51.0%                    13.3%
   95       -     $ 1,292                51.3%                    14.6%
   96       -     $ 1,485                50.5%                    14.8%
   97       -     $ 1,672                50.5%                    15.9%
   98       -     $ 1,773                43.1%                     1.9%]


[18 Snap-on Incorporated 1998 Annual Report]

The operating income margin declined to 1.9% in 1998 because of the lower gross margin and the higher operating expense margin. In 1997, the operating margin increased to 15.9% from 14.8% in 1996 because of a reduction in operating expenses as a percent of sales.

Segment Results: The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." The following review reflects the new segment structure and does not include the allocation by reportable segment of the restructuring and other non-recurring charges. See Note 13 for additional information, including a description of the segments.

(Amounts in thousands)              1998               1997               1996
Sales
North America Transportation    $  845,828         $  836,032         $  786,609
North America Other                457,255            468,692            341,194
Europe                             393,460            279,684            271,957
International                       76,094             87,807             85,519
                                ----------         ----------         ----------
Total                           $1,772,637         $1,672,215         $1,485,279
                                ==========         ==========         ==========

Operating income
North America Transportation    $   34,176         $   70,205         $   48,592
North America Other                 70,909             98,143             84,764
Europe                               3,205             16,539             11,800
International                        9,775              8,759             11,101
Financial Services                  65,933             71,891             64,269
Restructuring and other
  non-recurring charges           (149,863)                 -                  -
                                ----------         ----------         ----------
Operating income                $   34,135         $  265,537         $  220,526
                                ==========         ==========         ==========

Net sales in North America Transportation in 1998 increased 1.2%. New products, including "soft-grip" screwdrivers, battery testers and software upgrades, and continued strength in the U.S. dealer channel offset difficult comparisons against 1997, which benefited from above-average sales of emissions-testing equipment through the channel and from an additional week in the reporting year. The difficulty in shipping tools during 1998 because of process issues related to the Corporation's computer conversion constrained sales growth. Operating income declined 51.3% because of the increased costs incurred to operate during the computer conversion. These costs included additional labor and freight, and lower productivity. In 1997, net sales in North America Transportation rose
6.3%. Several large emissions programs, improved sales productivity in the dealer organization, the introduction of new products, an additional accounting week, and price increases all contributed to the 1997 growth. Operating income increased 44.5% because of growth in sales, and improvements in expense control and productivity.

Net sales in North America Other declined 2.4% in 1998, as the Corporation experienced difficult comparisons against 1997, when a significant amount of emissions-testing equipment was sold to distributors and national accounts. In addition, sales were constrained by difficulties in shipping tools to industrial customers because of the computer conversion. Acquisitions and new products, such as a line of palm sanders, additional cordless power tools and new shop management software, offset part of the decline. Operating income decreased 27.7% in 1998. Lower total sales and the higher expense structure and increased operating complexity resulting from acquisitions in this segment affected profitability. In 1997, North America Other net sales increased 37.4%, with high levels of emissions-testing equipment sales; new products; growth in the
Equipment Solutions equipment facilitation and distribution business; acquisitions; and an additional accounting week all contributing to the growth. Operating income in 1997 increased 15.8% on higher sales. Operating income growth was lower than sales growth because of changes in the product and business mix. Sales excluding acquisitions in 1998 were approximately 4% lower, following an increase of approximately 19% in 1997.

Net sales in Europe rose 40.7% in 1998. Acquisitions were responsible for the increase. Higher tool sales were offset by lower equipment sales because of significantly reduced exports to the Asia/Pacific and Eastern Europe regions. The translation of foreign currencies into U.S. dollars negatively affected sales. Operating income declined 80.6%, as lower than expected performance by several acquisitions, changes in the business and product mix, and the short-term effects of the Corporation's restructuring activities negatively affected results. In 1997, Europe net sales rose 2.8%. Sales of both tools and equipment increased, while currency translation rates and a sluggish economy in many of the countries in the segment slowed the growth rate. Acquisitions also contributed to sales in 1997. Operating income in 1997 increased 40.2% because of strong growth in tools and the impact of expense reduction activities.
Excluding acquisitions and the translation effects of foreign currency, 1998 sales rose approximately 1%, while 1997 sales increased approximately 4%.

Net sales in the International segment decreased 13.3% in 1998, following an increase of 2.7% in 1997. Sales in 1998 were negatively affected by the translation of foreign currencies into the U.S. dollar. The continuing weakness in the economies of the Asia/Pacific region slowed tools sales growth, while equipment sales declined. Operating income increased 11.6% because of the reduced allocation of shared service expenses. Excluding the allocation, operating income was approximately even with 1997. The 1997 sales advanced despite difficulties presented by many of the economies in the Asia/Pacific region. Both tool and equipment sales in the segment rose for the year. Operating income decreased 21.1% as a less favorable product mix and higher expenses in the region affected results. Excluding the effects of foreign currency translation rates, sales decreased approximately 2% in 1998 and increased approximately 11% in 1997.

The Corporation uses its financing programs to facilitate sales. In 1998, net finance income (defined as income from the Corporation's financing programs net of administrative costs, but without any allocation of interest expense) decreased 8.3% to $65.9 million, from $71.9 million in 1997. Net finance income in 1997 increased 11.9% from $64.3 million in 1996. The decrease in net finance income in 1998 was because of the increased securitization of installment receivables, which is discussed in further detail in the following paragraph. The higher net finance income in 1997 was the result of increases in extended credit receivables and benefits from programs to control related costs.

                                    [19 Snap-on Incorporated 1998 Annual Report]

The Corporation seeks to reduce the asset intensity of its balance sheet, which is the result of its financing activities. During the second quarter of 1998, the Corporation sold $48.5 million in extended credit receivables. In 1997, the Corporation sold $25.0 million in each of the first three quarters, and $50.0 million in the fourth quarter, of its extended credit receivables. The effect of the asset securitizations is a decline in net finance income offset by an equivalent decline in interest expense. During 1998, the Corporation also sold an aggregate of $29.4 million of dealer finance receivables in the third and fourth quarters. In the fourth quarter of 1997, the Corporation sold $73.7 million of net lease receivables. In both years, the proceeds were used to pay down short-term debt and for working capital and general corporate purposes.

Subsequent to the end of 1998, the Corporation and Newcourt Financial USA Inc. ("Newcourt") formed a new joint venture entity, Snap-on Credit LLC ("the LLC"), on January 3, 1999. The LLC will be the preferred provider of financial services to the Corporation's global dealer and customer network. It combines the operations and commitments of the Corporation's captive finance program with Newcourt's expertise in providing tailored, flexible financing solutions to industry leaders. The operations were established initially in the United States and will be expanded globally later in 1999. The joint venture has an initial term of five years, with an option for the Corporation to extend it for an additional five years.

As part of the transition, the Corporation reversed the securitization of its previously securitized installment receivables and sold them to Newcourt. In addition, a new $79.2 million of on-balance-sheet installment receivables and the remaining $17.6 million of related long-term assets were eliminated. The Corporation received cash proceeds of $141.1 million from these transactions, resulting in a pre-tax gain of approximately $44 million. Newcourt has the right to put back to the Corporation the unpaid portion of the extended credit customer accounts receivable portfolio based on the same pricing formula. As a result, this gain will be recognized over a two-year period.

Participation in the LLC will enable the Corporation to expand its financial services product offerings, customer base and geographic reach. The effect of the transaction on the Corporation's financial statements includes a reduction in assets on its balance sheet and lower reported finance income, offset by income from growth in financings, from recognition of the deferred gain on the sale of receivables and from the application of the cash proceeds, and by a reduction in credit loss expense. The Corporation expects the transaction, at a minimum, to be neutral to earnings per share in 1999. On an economic basis, the Corporation expects its return on net assets and economic profit to be higher under the new structure.

During the year, the Corporation increased prices by varying degrees in many of its product groups. Promotional activities negated the effects of the 1998 increases, and reduced the revenue realization in 1997 to approximately 1%.

Other income and expenses: Interest expense for 1998 was $21.3 million, compared with $17.7 million in 1997 and $12.6 million in 1996. The 1998 and 1997 increases were due to higher average levels of debt outstanding. The decline in other expense in 1998 is attributable to a $7.5 million gain on the sale of a European manufacturing facility and lower foreign currency transaction losses. The increase in other expense in 1997 was primarily because of the deduction of minority interest income in connection with the Corporation's 50% ownership of Mitchell Repair Information Company, LLC ("MRIC") and an increase in the loss from foreign currency transactions.

(Amounts in thousands)             1998              1997              1996

Interest expense                $(21,254)         $(17,654)         $(12,649)
Interest income                    1,169             1,163             2,134
Other expense                     (3,210)          (10,370)           (1,358)
                                ---------         ---------         ---------
Total other expense             $(23,295)         $(26,861)         $(11,873)
                                =========         =========         =========

Income taxes: The Corporation's effective tax rate in 1998, excluding restructuring and other non-recurring charges, was 36.0%, compared with 37.0% in 1997 and 1996. The decrease in the tax rate was due to the implementation of several programs that increased the Corporation's tax efficiency. The reported effective tax rate for 1998 was 144.1%. For additional information about the Corporation's tax position and activities, see Note 6.

Foreign currency: The Corporation operates in a number of countries and, as a result, is exposed to changes in exchange rates. Most of these exposures are managed on a consolidated basis to take advantage of natural offsets through netting. To the extent that the net exposures are hedged, forward contracts are used. Refer to Note 7 for a discussion of the Corporation's accounting policies for the use of derivative instruments.

In 1998, the Corporation adopted SFAS No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits." The adoption of these standards had no material impact on the consolidated financial statements. The Corporation intends to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and is currently evaluating the impact of this statement.

[Two bar graphs follow this text. The first is titled "Return on Net Assets Employed Before Interest and Taxes." It shows the percentages of the Corporation's return on net assets employed before interest and taxes for each of fiscal years 1994 through 1998, as follows:

          94             -            18.7%
          95             -            21.1%
          96             -            24.4%
          97             -            25.1%
          98             -            16.5%*
* Excludes 1998 charges.

The second graph is titled "Sales per Employee." It shows the Corporation's sales per employee (in thousands of dollars) for each of fiscal years 1994 through 1998, as follows:

          94             -             $129
          95             -             $137
          96             -             $142
          97             -             $149
          98             -             $153]

Financial Condition

Overview: At the end of 1998, the ratio of total debt to total capital increased to 30.8% from 16.4% at year-end 1997. The higher debt ratio in 1998 was the result of acquisitions, share repurchases and increased working capital requirements during the year.

Liquidity: The Corporation's working capital in 1998 decreased by $47.4 million following a decrease of $6.8 million in 1997. The sale of installment receivables during both 1998 and 1997 more than offset the negative effects of several other components of working capital, primarily inventories, and of acquisitions. The ratio of current assets to current liabilities was 2.4 to 1 at the end of 1998, compared with 2.9 to 1 at the end of 1997. Cash and cash equivalents were $15.0 million at the end of 1998, a decrease of $10.7 million from year-end 1997's $25.7 million.

Accounts receivable increased $15.1 million to $554.7 million at the end of 1998. The increase was the result of acquisitions partially offset by the installment receivables securitization program discussed previously and in Note
4. Exclusive of the asset securitizations effected in 1998, receivables increased by $14.2 million primarily due to acquisitions. At the end of 1998, installment receivables represented approximately 29% of the Corporation's total accounts receivable. The majority of accounts receivable at year-end 1998 included those from dealers, industrial customers and governments. Total write-offs for bad debts represented 2.1% of average accounts receivable in 1998, an increase from 2.0% in 1997, reflecting a slightly more difficult environment for credit collections. Trends, however, did improve in the second half of 1998. The Corporation's ratio remains significantly below that of the credit industry.

Inventories increased by $2.2 million to $375.4 million at the end of 1998 primarily because of acquisitions. Excluding acquisitions and including 1998 charges, inventories were $19.8 million lower at the close of 1998 than the $373.2 million reported at year-end 1997.

(Amounts in thousands)                1998                    1997

Current assets                    $1,079,832              $1,021,709
Current liabilities                  458,053                 352,530
---------------------------------------------------------------------
Working capital                   $  621,779              $  669,179
Current ratio                       2.4 to 1                2.9 to 1
---------------------------------------------------------------------

Short-term debt at the end of 1998 was $93.1 million, an increase over the $24.0 million at the 1997 year end. Current maturities of long-term debt at the end of 1998 and 1997 were $2.2 million and $0.4 million, respectively. In addition, at year-end 1998, the Corporation had $100.0 million in short-term commercial notes payable outstanding that were classified as long-term, since it is the Corporation's intent, and it has the ability, to refinance this debt on a long-term basis, supported by its $100.0 million revolving credit facility. The Corporation has on file a $300.0 million shelf registration that allows the Corporation to issue from time to time up to $300.0 million of unsecured indebtedness. Of this amount, $100.0 million aggregate principal amount of its notes has been issued to the public.

These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, make acquisitions, repurchase common stock and pay dividends. The Corporation's high credit rating over the years has ensured that external funds are available at a reasonable cost. At the end of 1998, the Corporation's long-term debt was rated Aa3 and AA- by Moody's Investor Service and Standard & Poor's, respectively. The Corporation believes the strength of its balance sheet provides the financial flexibility to respond to both internal growth opportunities and those existing through acquisition.

[Two bar graphs  follow  this  text.  The first is titled  "Total  Debt to Total
Capital." It shows the percentages of the Corporation's total debt to total capital for each of fiscal years 1994 through 1998, as follows:

          94             -            13.5%
          95             -            18.5%
          96             -            17.3%
          97             -            16.4%
          98             -            30.8%

The second graph is titled "Capital Expenditures." It shows the Corporation's capital expenditures (in millions of dollars) for each of fiscal years 1994 through 1998, as follows:

          94             -             $42
          95             -             $32
          96             -             $52
          97             -             $55
          98             -             $47]

Capital expenditures/Depreciation and amortization: Capital expenditures for 1998 were $46.8 million, a decrease of $8.6 million from the $55.4 million recorded in 1997. Investments for the year included the upgrade and integration of the Corporation's computer systems, and the normal addition, replacement and upgrade of manufacturing and distribution facilities and equipment. The Corporation anticipates that capital expenditures in 1999 will total $40 million to $45 million.

Depreciation for 1998 was $34.8 million, up $5.1 million from 1997's $29.7 million. The growth was driven by increased capital spending in 1997 and by acquisitions. Amortization expense in 1998 was $10.2 million, an increase of $1.5 million from 1997's $8.7 million. Acquisitions accounted for the higher expense.

(Amounts in thousands)                            1998            1997

Capital expenditures                            $46,779         $55,442
Depreciation                                     34,801          29,724
Amortization                                     10,184           8,653

Dividends: At its June 1998 meeting, the board of directors declared a 4.8% increase in the quarterly dividend on the Corporation's common stock, raising the annual dividend rate to $.88 per share. The Corporation has paid consecutive quarterly dividends since 1939.


                                                 1998                    1997

Cash dividends paid (in thousands)             $50,977                 $49,888
Cash dividends per common share                $   .86                 $   .82
Cash dividends as a % of net income                N/M                    33.2%
N/M = not meaningful.

                                    [21 Snap-on Incorporated 1998 Annual Report]

Stock repurchase program: At its June 1998 meeting, the board of directors authorized the repurchase of up to $100.0 million of the Corporation's common stock; this action followed the board's authorization for repurchase of $100.0 million of common stock in 1997. At the end of 1998, the 1997 authorization essentially had been exhausted, and all of the 1998 authorization remained available. In addition, an authorization by the board of directors is currently in effect to repurchase common shares of the Corporation in an amount equivalent to the number of shares issued in connection with the exercise of options, employee and dealer stock purchase programs, and other similar issuances. The intent of this authorization is to prevent dilution of shareholders' interests arising from such issuances. In 1998, the Corporation repurchased 2,279,400 shares of its common stock; 986,333 shares were repurchased in 1997. Since 1995, the Corporation has repurchased 8,077,283 shares.

Subsequent to the end of the year, at its January 1999 meeting, the board of directors authorized the repurchase of up to an additional $50.0 million of the Corporation's common stock.

Other Matters

Acquisitions: During 1998, the Corporation acquired full or partial ownership of five new business operations and an additional interest in a business for an aggregate cash purchase price of $79.5 million. Each of the acquisitions provides the Corporation with a complementary product line, new customer relationships, access to additional distribution and/or extended geographic reach. These acquisitions were 100% interests in White Industries ("White"), Hein-Werner Corporation ("Hein-Werner"), Nationwide International L.L.C. ("Nationwide"), and G.S. S.r.l. ("G.S."); a 55% interest in Cartec GmbH ("Cartec"); and an additional 10% interest in MRIC. Subsequent to the end of the year, the Corporation announced that it had exercised its call option to purchase from its venture partner, The Thomson Corporation, a further stake in MRIC. The purchase will result in Snap-on's owning 99% of MRIC. The transaction is expected to be modestly accretive in 1999.

White manufactures equipment used to recover, recycle and recharge refrigerant in vehicle air-conditioning systems. Hein-Werner is a leading manufacturer of collision repair products in North America and Europe. Nationwide is a franchisor of vehicle service and repair facilities. G.S. is an Italy-based manufacturer and distributor of wheel service equipment. Cartec is a German manufacturer of test and safety lane equipment. MRIC is a major provider of print and electronic versions of vehicle mechanical and electrical system repair information and of shop management software to repair and service establishments throughout North America.

Year 2000 Compliance: The Corporation is engaged in a comprehensive project involving its products, information systems, embedded systems and third-party systems. The objective of this project is to identify, develop, implement and test any modifications that are required so that these systems will achieve a Year 2000 date conversion with no disruption to the Corporation's business operations. A committee has been established and given the responsibility for achieving this objective.

For the Corporation's information systems, the committee has substantially completed the first two phases of this project, identification and development, and is proceeding with the implementation and testing phases of the required modifications. In North America, the implementation of the Baan enterprise-wide system, which is Year 2000 compliant, has been completed. In Europe, the Corporation has begun to upgrade or replace all mission critical systems. These projects are expected to be completed by the end of the second quarter of 1999, and no significant issues have been identified.

For third-party systems, the committee has communicated with suppliers, dealers, financial institutions and others with whom the Corporation does business, and has received responses from more than 90% of those contacted that they either are or plan on a timely basis to be Year 2000 compliant. For the Corporation's currently manufactured products, the committee has worked with most business units in the testing of their products for compliance and in most cases has found no indication that these products create date-related issues when used in customary applications. It is expected that any remaining issues will be compliant by December 1999. The committee also has been working with its third-party vendors to test and resolve issues regarding embedded systems. Based on testing completed to date, no significant issues have been identified.

The Corporation is currently conducting risk assessments of embedded systems at its facilities and manufacturing plants in North America and Europe. This assessment is more than 80% complete in North America and is 50% complete in Europe. These assessments are expected to be completed during the second quarter of 1999. No significant issues have been identified.

The Corporation has begun, but not yet completed, a comprehensive analysis of the costs and operational problems that may occur if the Corporation or third parties fail to achieve Year 2000 compliance on a timely basis. The Corporation is also in the process of establishing a contingency plan in order to deal with the most reasonably likely worst-case scenario, although such scenario has not yet been identified. The Corporation expects to have the analysis complete and a contingency plan in place by the end of the third quarter of 1999.

The Corporation expects to be fully Year 2000 compliant by the end of the fourth quarter of 1999. The Corporation has implemented, over the last five years, its enterprise-wide computer system in North America, which is already Year 2000 compliant. The costs for the remaining compliance activities, which are primarily outside North America, approximate between $5 million and $7 million through December 1999. Through the end of 1998, the Corporation has spent $1.6 million on these Year 2000 issues, with funding being provided by cash flows from operations. None of the Corporation's other information technology projects have been delayed as a result of these issues.

Value at Risk: The Corporation uses derivative instruments to manage well-defined interest rate and foreign currency exposures and to limit the impact of interest rate and foreign currency rate changes on earnings and cash flows. The Corporation does not use derivative instruments for trading purposes.

[22 Snap-on Incorporated 1998 Annual Report]

The Corporation utilizes a "Value-at-Risk" ("VAR") model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. The Corporation's computations are based on the interrelationships among movements in various currencies and interest rates (variance/co-variance technique). These interrelationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

The Corporation has operations in a number of countries and has intercompany transactions among them and, as a result, is exposed to changes in foreign currency exchange rates. The Corporation manages most of these exposures on a consolidated basis, which allows netting certain exposures to take advantage of any natural offsets. To the extent the net exposures are hedged, forward contracts are used. The Corporation also enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at January 2, 1999, was $833,000 on interest rate sensitive financial instruments and $626,000 on foreign currency sensitive financial instruments.

The VAR model is a risk tool and does not purport to represent actual losses in fair value that will be incurred by the Corporation, nor does it consider the potential effect of favorable changes in market factors.

Euro Conversion: On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency - the euro. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, the new euro-denominated bills and coins will be used, and legacy currencies will be withdrawn from circulation. The Corporation's operating subsidiaries affected by the euro conversion are developing plans to address the systems and business issues affected by the euro currency conversion. These issues include, among others, (i) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions, and (ii) the competitive impact of cross-border price transparency, which may affect pricing strategies. The Corporation does not expect this conversion to have a material impact on its financial condition or results of operations.

Outlook: Subsequent to the end of 1998, the Corporation stated that it believed that the lower half of the range of published analyst estimates for diluted earnings per share for 1999, which at that date ranged from $2.60 per share to $2.95 per share, was more appropriate at that time, as the Corporation takes a more conservative approach due to the economic uncertainty in some regions of the world. The Corporation also said it currently anticipated first quarter 1999 earnings to be approximately even with last year's first quarter. The Corporation's comments about earnings exclude the effects of the remaining anticipated non-recurring charges related to its Project Simplify initiative.

"Safe Harbor": Statements in this document that are not historical facts, including statements (i) that include the words "believes," "expects," "anticipates," or "estimates" or words of similar importance with reference to the Corporation or management; (ii) specifically identified as forward-looking; or (iii) describing the Corporation's or management's future plans, objectives or goals, are forward-looking statements. The Corporation or its representatives may also make similar forward-looking statements from time to time orally or in writing. The Corporation cautions the reader that these statements are subject to risks, uncertainties and other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of those factors are discussed below, as well as elsewhere in this document, and in the Corporation's Securities and Exchange Commission filings. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Corporation's ability to meet its performance objectives and to achieve results that may be described in any forward-looking statement is dependent upon both macro-environmental factors and factors related specifically to the Corporation or the industries in which it participates. These include, but are not limited to, the following: the Corporation's ability to withstand external negative factors, including changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments or their agencies; significant changes in the current competitive environment; general economic weakness; inflation; currency exchange fluctuations or the material worsening of the economic or political situation in Asia or other parts of the world; the degree of the Corporation's success in executing its multiple brands/multiple channels strategy on a global basis and in integrating its acquisitions; the maintenance of the positive relationship between the Corporation and its franchisees that currently exists; the timing or speed with which the Corporation can implement the Project Simplify initiatives and the rollout of Snap-on Credit LLC without unanticipated complications; the continuation of good relations with the Corporation's employees; the
Corporation's ability to manufacture, distribute and/or record the sale of products during any computer systems-related changes or upgrades; and the ability to grow through successful identification, negotiation and integration of new acquisitions, joint ventures or strategic alliances.

The Corporation operates in a continually changing business environment, and new factors emerge from time to time. The Corporation cannot predict such factors, nor can it assess the impact, if any, of such factors on the Corporation or its results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Corporation disclaims any responsibility to update any forward-looking statement provided in this document.

                                    [23 Snap-on Incorporated 1998 Annual Report]


Consolidated Statements of Earnings

(Amounts in thousands except share data)                1998            1997            1996
----------------------------------------------------------------------------------------------
Net sales                                           $1,772,637      $1,672,215      $1,485,279
Cost of goods sold                                     948,761         828,387         734,495
Cost of goods sold - discontinued products              60,562               -               -
----------------------------------------------------------------------------------------------
Gross profit                                           763,314         843,828         750,784
Operating expenses                                     705,811         650,182         594,527
----------------------------------------------------------------------------------------------
Operating profit                                        57,503         193,646         156,257
Net finance income                                      65,933          71,891          64,269
Restructuring and other non-recurring charges          (89,301)              -               -
----------------------------------------------------------------------------------------------
Operating income                                        34,135         265,537         220,526
Interest expense                                       (21,254)        (17,654)        (12,649
Other income (expense) - net                            (2,041)         (9,207)            776
----------------------------------------------------------------------------------------------
Earnings before income taxes                            10,840         238,676         208,653
Income taxes                                            15,619          88,310          77,202
----------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   (4,779)     $  150,366      $  131,451
==============================================================================================
Earnings (loss) per weighted average
  common share - basic                              $     (.08)     $     2.47      $     2.16
----------------------------------------------------------------------------------------------
Earnings (loss) per weighted average
  common share - diluted                            $     (.08)     $     2.44      $     2.13
----------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding - basic                               59,219,564      60,845,467      60,967,865
Common stock equivalents                                     -         840,841         624,947
----------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding - diluted                             59,219,564      61,686,308      61,592,812
----------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these statements.

[24 Snap-on Incorporated 1998 Annual Report]

Consolidated Balance Sheets

(Amounts in thousands except share data)             Jan. 2, 1999   Jan. 3, 1998
--------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                            $   15,041      $   25,679
Accounts receivable, less allowance for
  doubtful accounts of $29.2 million in 1998
  and $20.6 million in 1997                             554,703         539,589
Inventories                                             375,436         373,155
Prepaid expenses and other assets                       134,652          83,286
--------------------------------------------------------------------------------
Total current assets                                  1,079,832       1,021,709

Property and equipment - net                            272,030         265,765
Deferred income tax benefits                             60,139          55,699
Intangible and other assets                             262,919         298,184
--------------------------------------------------------------------------------
Total assets                                         $1,674,920      $1,641,357
================================================================================
Liabilities and shareholders' equity
Current liabilities
Accounts payable                                     $   89,442      $   91,553
Notes payable and current maturities
  of long-term debt                                      93,117          23,951
Accrued compensation                                     42,105          43,712
Dealer deposits                                          42,421          43,848
Deferred subscription revenue                            34,793          29,265
Accrued restructuring reserves                           26,165               -
Other accrued liabilities                               130,010         120,201
--------------------------------------------------------------------------------
Total current liabilities                               458,053         352,530

Long-term debt                                          246,644         151,016
Deferred income taxes                                     9,587          11,824
Retiree health care benefits                             89,124          86,936
Pension and other long-term liabilities                 109,245         146,914
--------------------------------------------------------------------------------
Total liabilities                                       912,653         749,220

Shareholders' equity
Preferred stock - authorized 15,000,000
  shares of $1 par value; none outstanding                    -               -
Common stock - authorized 250,000,000
  shares of $1 par value; issued 66,685,169
  and 66,472,127 shares                                  66,685          66,472
Additional paid-in capital                              117,384          82,758
Retained earnings                                       883,207         938,963
Accumulated other comprehensive income (loss)           (30,231)        (30,385)
Grantor stock trust at fair market value -
  6,924,019 and 0 shares                               (241,042)              -
Treasury stock at cost - 1,016,224 and
  5,956,313 shares                                      (33,736)       (165,671)
--------------------------------------------------------------------------------
Total shareholders' equity                              762,267         892,137
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $1,674,920      $1,641,357
================================================================================

The accompanying Notes are an integral part of these statements.

                                    [25 Snap-on Incorporated 1998 Annual Report]

Consolidated Statements of Shareholders' Equity and Comprehensive Income


                                                                                    Accumulated                              Total
                                                        Additional                        Other     Grantor                 Share-
                                               Common      Paid-in     Retained   Comprehensive       Stock    Treasury     holders'
(Amounts in thousands Except share data)        Stock      Capital     Earnings    Income(Loss)       Trust       Stock     Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                  $43,571      $74,250     $753,356        $(10,758)    $    -    $(109,687)  $750,732

Comprehensive income:
        Net earnings for 1996                                           131,451
        Foreign currency translation                                                     (3,172)
Total comprehensive income                                                                                                128,279
Cash dividends - $.76 per share                                         (46,323)                                          (46,323)
Three-for-two stock split net
        of fractional shares (common
        21,969,677, treasury 1,523,600)        21,971      (21,971)                                                             -
Issuance of 20,216 shares under
        dividend reinvestment plan                 20          760                                                            780
Issuance of 410,661 shares under
        stock purchase and option plans           410       12,436                                                         12,846
Purchase of 615,750 shares for treasury                                                                         (19,184)  (19,184)
Tax benefit from certain
        stock options and other items                        1,031                                                          1,031
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996                   65,972       66,506       838,484        (13,930)         -     (128,871)  828,161

Comprehensive income:
        Net earnings for 1997                                            150,366
        Foreign currency translation                                                    (16,455)
Total comprehensive income                                                                                                133,911
Cash dividends - $.82 per share                                          (49,887)                                         (49,887)
Issuance of 19,764 shares under
        dividend reinvestment plan                 20          804                                                            824
Issuance of 480,446 shares under stock
        purchase and option plans                 480       10,940                                                         11,420
Purchase of 986,333 shares for treasury                                                                         (42,324)  (42,324)
Reissuance of 216,570 shares from treasury                   2,380                                                5,524     7,904
Tax benefit from certain
        stock options and other items                        2,128                                                          2,128
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                     66,472       82,758       938,963        (30,385)         -     (165,671)  892,137

Comprehensive income:
        Net loss for 1998                                                 (4,779)
        Foreign currency translation                                                      2,694
        Minimum pension liability                                                        (2,540)
Total comprehensive income (loss)                                                                                         (4,625)
Cash dividends - $.86 per share                                          (50,977)                                        (50,977)
Issuance of 33,620 shares under
        dividend reinvestment plan                 34          839                                                           873
Issuance of 179,422 shares under stock
        purchase and option plans                 179        6,055                                                         6,234
Issuance of 175,981 shares from
        grantor stock trust under stock
        purchase and option plans                                                                    3,774                 3,774
Purchase of 2,279,400 shares for treasury                                                                       (90,357) (90,357)
Reissuance of 119,489 shares from treasury                     336                                                3,683    4,019
Establishment of grantor stock trust
        with 7,100,000 shares                               36,547                                (255,156)     218,609        -
Tax benefit from certain stock
        options and other items                              1,189                                                         1,189
Adjustment of grantor stock trust
        to fair market value                               (10,340)                                 10,340                     -
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                    $66,685     $117,384      $883,207      $(30,231)  $(241,042)    $(33,736) $762,267
---------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these statements.

[26 Snap-on Incorporated 1998 Annual Report]

Consolidated Statements of Cash Flows

Amounts in thousands)                                                    1998             1997             1996
Operating activities
Net earnings (loss)                                                 $   (4,779)         $150,366         $131,451
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
   Depreciation                                                         34,801            29,724           26,644
    Amortization of intangibles                                         10,184             8,653            5,235
    Deferred income tax provision                                       13,125            11,814            8,398
    (Gain) loss on sale of assets                                       (7,312)              114             (876)
    Charges due to restructuring and other non-recurring charges       107,628                 -                -
Changes in operating assets and liabilities,
  net of effects of acquisitions:
   (Increase) decrease in receivables                                   11,789           133,171          (29,591)
   (Increase) in inventories                                           (28,937)          (87,502)         (10,543)
   (Increase) decrease in prepaid and other assets                      35,775           (21,188)         (59,524)
   Increase (decrease) in accounts payable                             (13,400)          (16,562)          12,069
   Increase (decrease) in accruals and other liabilities               (83,843)          (13,696)          53,137
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               75,031           194,894          136,400

Investing activities
Capital expenditures                                                   (46,779)          (55,442)         (52,333)
Acquisitions of businesses                                             (79,543)          (62,947)         (38,553)
Disposal of property and equipment                                      16,680             2,159            3,317
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (109,642)         (116,230)         (87,569)

Financing activities
Payment of long-term debt                                               (3,543)           (7,802)          (9,902)
Increase in long-term debt                                              48,221                 -            3,205
Increase in short-term borrowings - net                                104,165            10,579            7,888
Purchase of treasury stock - net                                       (86,674)          (36,800)         (19,184)
Proceeds from stock purchase and option plans                           12,405            16,752           14,656
Cash dividends paid                                                    (50,977)          (49,888)         (46,323)
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     23,597           (67,159)         (49,660)

Effect of exchange rate changes on cash                                    376            (1,176)             (32)
Increase (decrease) in cash and cash equivalents                       (10,638)           10,329             (861)
Cash and cash equivalents at beginning of year                          25,679            15,350           16,211
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $   15,041          $ 25,679         $ 15,350
------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these statements.

                                    [27 Snap-on Incorporated 1998 Annual Report]

Notes to Consolidated Financial Statements

Note 1 - Summary of Accounting Policies
A summary of significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

a. Nature of operations: The Corporation is a leading global developer, manufacturer and distributor of hand tools, power tools, tool storage products, shop equipment, under-hood diagnostics equipment, under-car equipment, emissions and safety equipment, collision repair equipment, vehicle service information and business management systems and services. The Corporation's customers include professional automotive technicians, shop owners, franchised service centers, national accounts, original equipment manufacturers, and industrial tool and equipment users worldwide.

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

c. Principles of consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly owned with the exception of Mitchell Repair Information Company, LLC ("MRIC"), Edge Diagnostic Systems, Texo S.r.l., Cartech GmbH, and Snap-on Tools/PST Africa
(Pty) Ltd. Significant intercompany accounts and transactions have been eliminated.

d. Accounting period: The Corporation's accounting period ends on the Saturday nearest December 31. The 1998, 1997 and 1996 years ended on January 2, 1999, January 3, 1998, and December 28, 1996. The 1998 and 1996 years contained 52 weeks; 1997 was a 53-week year.

e. Cash equivalents: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

f. Inventories: Inventories, consisting of manufactured products and merchandise for resale, are stated at the lower of cost or market. Manufactured products include the costs of materials, labor and manufacturing overhead. Inventories accounted for using the last-in, first-out (LIFO) method approximated 60% and 65% of total inventory as of year-end 1998 and 1997. Remaining inventories are generally determined using the first-in, first-out (FIFO) cost method. For detailed inventory information, refer to Note 2.

g. Property and equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Accelerated depreciation methods are used for income tax purposes. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use that are capitalized and amortized on a straight-line basis over periods not exceeding seven years. For detailed property and equipment information, refer to Note 3.

h. Intangibles: During 1998, the Corporation acquired full or partial ownership of five new business operations and an additional interest in a business for an aggregate cash purchase price of $79.5 million. During 1997, the Corporation acquired full or partial ownership of six new business operations with an aggregate cash purchase price of $62.9 million. Pro forma results of operations are not presented, as the effect of these acquisitions is not material. Goodwill arising from business acquisitions is included in Intangible and Other Assets in the accompanying Consolidated Balance Sheets and is being amortized principally over 20 years on a straight-line basis. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Should an impairment be identified, the loss would be measured as the difference between the current fair value of the asset and the carrying value. For information on goodwill impairment during 1998, refer to Note 14.

In the first quarter of 1997, the Corporation acquired a 50% interest in The Thomson Corporation's Mitchell Repair Information business at a purchase price of $40.2 million. In the first quarter of 1998, the Corporation acquired an additional 10% interest in MRIC at a purchase price of $10.1 million. Subsequent to year-end 1998, the Corporation announced its exercise of its call option to purchase an additional 39% interest in MRIC, which will result in the Corporation's owning 99% of MRIC. The Corporation is obligated to purchase the remainder of MRIC within the next three years.

Goodwill, net of accumulated amortization, was $131.5 million and $121.3 million at the end of 1998 and 1997. Goodwill amortization was $8.5 million, $6.9 million and $4.8 million for 1998, 1997 and 1996. Accumulated amortization of goodwill was $27.6 million and $25.0 million at the end of 1998 and 1997.

i. Research and engineering: Research and engineering costs are charged to expense in the year incurred. For 1998, 1997 and 1996, these costs were $48.6 million, $46.5 million and $42.4 million.

j. Income taxes: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. For detailed tax information, refer to Note 6.

[28 Snap-on Incorporated 1998 Annual Report]

k. Foreign currency translation: The financial statements of the Corporation's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Net assets of certain foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of shareholders' equity. Certain other translation adjustments and transaction gains and losses are reported in net income and were not material in any year.

l. Revenue recognition: The Corporation recognizes revenues at the time that products are shipped or the time that services are performed. Franchise fee revenue is recognized as the fees are earned. Revenue from franchise fees was not material in any year. Subscription revenue is recognized over the life of the subscription. The total amount of subscription revenue was not material in any year.

m. Net finance income: Net finance income consists of installment contract income, dealer start-up loan receivable income, gains on the sale of receivables and lease income, net of related administrative expenses.

n.  Advertising  and  promotion  expense:   Production  costs  of  future  media
advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred.

o. Warranty expense policy: The Corporation provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale was recorded.

p. Accounting standards: In 1998, the Corporation adopted SFAS No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits." The adoption of these standards had no material impact on the consolidated financial statements. In 1998, the Financial Accounting Standards Board issued SFAS No. 133,
"Accounting for Derivative Instruments and Hedging Activities," which the Corporation is required to adopt no later than January 1, 2000. The Corporation is currently evaluating the impact of this statement.

q. Reclassified prior-year amounts: Certain prior-year amounts have been reclassified to conform with current-year presentation.

r. Per share data: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Diluted earnings per share is the same as presented for basic earnings per share in periods where the effect is antidilutive (that is, the calculation results in increased earnings per share or reduces net loss per share). The dilutive effect of stock options as of January 2, 1999, was 576,000 shares. These shares, however, are not included in the 1998 calculations due to their antidilutive nature. In June of 1996, the board of directors approved a three-for-two split of the Corporation's common stock, which was distributed on September 10, 1996, to shareholders of record on August 20, 1996. All prior-year per share and weighted average share information has been retroactively restated.

Note 2 - Inventories
The components of the Corporation's inventory were as follows:

(Amounts in thousands)                   1998                1997
Finished stock                        $ 359,358            $366,324
Work in process                          38,357              42,384
Raw materials                            74,192              66,008
Excess of current cost over LIFO cost   (96,471)           (101,561)
--------------------------------------------------------------------
Total inventory                       $ 375,436            $373,155
====================================================================

Note 3 - Property and Equipment
The Corporation's property and equipment values, which are carried at cost, were as follows:

(Amounts in thousands)                    1998                1997
Land                                  $  19,572           $ 23,980
Buildings and improvements              175,385             163,596
Machinery and equipment                 388,862             341,875
--------------------------------------------------------------------
                                        583,819             529,451
Less: accumulated depreciation         (311,789)           (263,686)
--------------------------------------------------------------------
Property and equipment - net          $ 272,030           $ 265,765
====================================================================

The estimated service lives of property and equipment are principally as follows:

Buildings and improvements                      3 to 50 years
Machinery and equipment                         2 to 15 years
Computer software                                2 to 7 years
Transportation vehicles                          2 to 6 years

Note 4 - Receivables
Accounts receivable include installment receivable amounts that are due beyond one year from balance sheet dates. These amounts were approximately $16.5 million and $15.6 million at the end of 1998 and 1997. Gross installment receivables amounted to $176.9 million and $174.0 million at the end of 1998 and 1997. Of these amounts, $16.8 million and $14.6 million represented unearned finance charges at the end of 1998 and 1997.

                                    [29 Snap-on Incorporated 1998 Annual Report]

In 1997, the Corporation created CreditCorp SPC, LLC ("CreditCorp"), a bankruptcy-remote, special-purpose entity, the sole purpose of which is to sell to various financial institutions dealer loan receivables, extended credit customer accounts receivable and equipment lease receivables. These receivables are secured by the underlying inventory, tools or equipment financed. CreditCorp is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of its assets prior to the distribution of any value to its shareholders.

CreditCorp has an agreement with a third-party financial institution to sell, on an ongoing basis and with full recourse to the Corporation, up to $70.0 million of secured dealer loan receivables in the United States and up to Cdn$10.0 million of secured dealer loan receivables in Canada. These receivables are created through the financing of franchised dealer operations.

During 1998 and 1997, the Corporation sold the U.S. equivalent of $29.4 million and $31.5 million of these receivables to the third-party financial institution. During December 1998, the U.S. dealer finance loan receivables outstanding of $68.3 million were repurchased from the third-party financial institution and, along with other dealer finance receivables, were sold to Newcourt Financial USA Inc. ("Newcourt").

CreditCorp has also entered into a facility that provides for the sale, with limited recourse, of an undivided interest in a pool of secured extended credit customer accounts receivable to a third-party financial institution. At the end of 1998 and 1997, $337.0 million and $300.0 million of interest-bearing installment receivables were sold under this facility on a revolving basis. The agreement for revolving purchases terminates in January 1999.

In December 1997, CreditCorp sold, with limited recourse, $73.7 million of equipment lease receivables to a third-party financial institution. At the end of 1998, $35.8 million of equipment lease receivables remained outstanding.

Generally, the recourse provisions for the above securitizations as they existed at year end require the Corporation to provide for the deficiency, if any, that results from the repossession and subsequent sale of collateral in a default situation. The Corporation maintains credit reserves pursuant to these recourse provisions that are based on the Corporation's best estimates of probable losses under such provisions. The reserves were not material as of January 2, 1999, and January 3, 1998. The Corporation does not receive collateral from any party to the securitizations, nor does it have any risk of counterparty non-performance.

In December 1996, the Corporation made the determination to sell equipment lease receivable originations to a third-party financial institution on an ongoing basis. During 1998 and 1997, the Corporation sold, with no recourse, $54.1 million and $50.9 million of these lease receivables. The Corporation also sold lease receivables with limited recourse of $27.6 million and $13.0 million in 1998 and 1997.

All transactions are reflected as sales of accounts receivable in the accompanying Consolidated Balance Sheets and as increases to operating cash flows in the accompanying Consolidated Statements of Cash Flows. The gains on these sales are included in net finance income on the accompanying Consolidated Statements of Earnings.

Subsequent to year end, CreditCorp repurchased and then sold to Newcourt the entire pool of $337.0 million of interest-bearing installment receivables and the outstanding $35.8 million of equipment lease receivables. In addition, subsequent to year end, CreditCorp sold to Newcourt certain equipment lease receivables and dealer loan receivables that were held by the Corporation at year end. For more information, see Note 15.

Note 5 - Short-term and Long-term Debt
Notes payable to banks under bank lines of credit totaled $34.9 million and $23.6 million at the end of 1998 and 1997.

Commercial notes payable totaled $156.0 million and $51.0 million at the end of 1998 and 1997. The first $100.0 million of commercial paper outstanding is classified as long-term debt, since it is the Corporation's intent and it has the ability (supported by a $100.0 million long-term revolving credit facility) to refinance the debt on a long-term basis. Commercial paper outstanding in excess of $100.0 million is considered short-term debt, as it is supported by a $75.0 million short-term revolving credit facility.

For both the long-term and short-term revolving credit facilities, the Corporation must maintain a specific level of consolidated tangible net worth and meet certain leverage and subsidiary indebtedness ratios. In addition, certain capital transactions are restricted. At the end of 1998, the Corporation was in compliance with all covenants of both commitments. The long-term commitment terminates on September 5, 2002, and the short-term commitment terminates on March 22, 1999. At the end of 1998 and 1997, there were no borrowings under either revolving credit commitment.

Maximum short-term debt outstanding at the end of any month was $237.5 million in 1998 and $177.4 million in 1997. The average short-term debt outstanding was $165.2 million in 1998 and $117.6 million in 1997. The weighted average interest rates on short-term debt were 5.6% in 1998 and 5.5% in 1997. The weighted average interest rates on long-term and short-term debt outstanding at January 2, 1999, and January 3, 1998, were 6.4% and 6.3%.

The Corporation's long-term debt consisted of the following:

(Amounts in thousands)                    1998            1997
Senior unsecured indebtedness           $100,000        $100,000
Borrowings supported by a
        revolving credit commitment     100,000           51,000
Canadian long-term debt                  39,210                -
Other long-term debt                      9,679              368
----------------------------------------------------------------
                                        248,889          151,368
Less: current maturities                 (2,245)            (352)
----------------------------------------------------------------
Total long-term debt                   $246,644         $151,016
================================================================

[30 Snap-on Incorporated 1998 Annual Report]

The annual maturities of the Corporation's long-term debt due in the next five years are $2.2 million in 1999, $2.2 million in 2000, $1.5 million in 2001, $102.1 million in 2002, and $39.5 million in 2003.

In September 1994, the Corporation filed a registration statement with the Securities and Exchange Commission that allows the Corporation to issue from time to time up to $300.0 million of unsecured indebtedness. In October 1995, the Corporation issued $100.0 million of its notes to the public. The notes require payment of interest on a semiannual basis at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds of this issuance were used to repay a portion of the Corporation's outstanding commercial paper and for working capital and general corporate purposes.

At the end of 1998, the Corporation has a Cdn$60.0 million (equivalent of U.S. $39.2 million) five-year floating rate loan outstanding. The loan requires payment of interest quarterly based on the Canadian Bankers Acceptance Rate plus
17.5 basis points. The loan matures in its entirety on June 5, 2003.

Interest payments on debt and on other interest-bearing obligations approximated $20.9 million, $17.5 million and $13.2 million for 1998, 1997 and 1996.

Note 6 - Income Taxes
Earnings before income taxes consisted of the following:

(Amounts in thousands)         1998            1997            1996
---------------------------------------------------------------------
U.S.                        $(12,128)       $210,966        $172,553
Foreign                       22,968          27,710          36,100
---------------------------------------------------------------------
Total                       $ 10,840        $238,676        $208,653
=====================================================================

The provision for income taxes consisted of the following:

(Amounts in thousands)                    1998            1997            1996
--------------------------------------------------------------------------------
Current:
 Federal                                $31,516         $60,551         $55,949
 Foreign                                  8,078           7,555          13,803
 State                                    3,701           8,390           8,997
--------------------------------------------------------------------------------
Total current                            43,295          76,496          78,749

Deferred:
 Federal                                (25,067)          8,493            (615)
 Foreign                                    769           1,865            (428)
 State                                   (3,378)          1,456            (504)
--------------------------------------------------------------------------------
Total deferred                          (27,676)         11,814          (1,547)
--------------------------------------------------------------------------------
Total income tax provision              $15,619         $88,310         $77,202
================================================================================

A reconciliation of the Corporation's effective income tax rate to the statutory federal tax rate follows:

                                          1998            1997            1996
--------------------------------------------------------------------------------
Statutory federal income tax rate         35.0%           35.0%           35.0%
Increase (decrease) in tax rate
 resulting from:
   State income taxes, net of
    federal benefit                        3.0             2.8             2.4
   Foreign sales corporation tax benefit  (1.7)           (1.2)           (1.5)
   Restructuring and other
     non-recurring charges               108.1               -               -
   Other                                  (0.3)            0.4             1.1
--------------------------------------------------------------------------------
Effective tax rate                       144.1%           37.0%           37.0%
================================================================================

Temporary differences that give rise to the net deferred tax benefit are as follows:

(Amounts in thousands)                    1998            1997            1996
--------------------------------------------------------------------------------
Current deferred income tax benefits:
 Inventories                            $21,309         $18,294         $14,599
 Accruals and reserves not
  currently deductible                   24,702          26,820          36,372
 Restructuring and other
  non-recurring accruals                 23,379               -               -
 Other                                   (2,551)           (491)             56
--------------------------------------------------------------------------------
Total current (included in
        prepaid expenses)                66,839          44,623          51,027

Long-term deferred income tax benefits:
 Employee benefits                       61,870          61,017          57,299
 Net operating losses                    38,300          23,277          23,585
 Depreciation                           (21,721)        (22,363)        (13,409)
 Restructuring and other
   non-recurring accruals                 2,638               -               -
 Other                                   (1,163)         (3,398)         (6,528)

 Valuation allowance                    (29,372)        (14,658)        (12,561)
--------------------------------------------------------------------------------
Total long-term                          50,552          43,875          48,386
--------------------------------------------------------------------------------
Net deferred income
 tax benefit                           $117,391        $ 88,498        $ 99,413
================================================================================

At January 2, 1999, the Corporation had tax net operating loss carryforwards ("NOLs") totaling $103.6 million as follows:

(Amounts in millions)                      U.S.          Foreign           Total
Year of expiration:
 1999 - 2002                             $    -          $  8.7         $   8.7
 2003 - 2006                               33.2             5.3            38.5
 2007 - 2011                                4.9             1.8             6.7
 Indefinite                                   -            49.7            49.7
--------------------------------------------------------------------------------
                                         $ 38.1          $ 65.5         $ 103.6
================================================================================

                                    [31 Snap-on Incorporated 1998 Annual Report]

In accordance with current accounting standards, a valuation allowance totaling $29.4 million, $14.7 million and $12.6 million in 1998, 1997 and 1996 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in this valuation allowance is $6.7 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The undistributed earnings of all subsidiaries were $121.7 million, $117.0 million and $120.3 million at the end of 1998, 1997 and 1996. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings and, accordingly, no deferred income taxes have been provided for the distribution of these earnings to the parent company.

The Corporation made income tax payments of $66.2 million, $76.0 million and $69.7 million in 1998, 1997 and 1996.

Note 7 - Financial Instruments

The Corporation uses derivative instruments to manage well-defined interest rate and foreign currency exposures. The Corporation does not use derivative instruments for trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure, (ii) whether or not overall risk is being reduced and (iii) if there is a correlation between the value of the derivative instrument and the underlying obligation.

Foreign Currency Derivative Instruments: The Corporation has operations in a number of countries and has intercompany transactions among them, and, as a result, is exposed to changes in foreign currency exchange rates. The Corporation manages most of these exposures on a consolidated basis, which allows netting certain exposures to take advantage of any natural offsets. To the extent the net exposures are hedged, forward contracts are used. Gains and/or losses on these foreign currency hedges are included in income in the period in which the exchange rates change. Gains and/or losses have not been material to the consolidated financial statements.

At January 2, 1999, the Corporation had outstanding foreign exchange forward contracts in Australian dollars, British pounds, Canadian dollars, Dutch guilders, French francs, German marks, Irish punts, Italian lira, Singapore dollars and Spanish pesetas totaling $113.9 million. At January 3, 1998, the Corporation had outstanding foreign exchange forward contracts totaling $79.8 million.

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

The Corporation has interest rate swap agreements in place to pay fixed interest rates in exchange for floating interest rate payments. At January 2, 1999, and January 3, 1998, the notional principal amount outstanding of these agreements was $167.0 million and $32.1 million.

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

While the Corporation sells primarily to professional technicians and shop owners, the Corporation's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Corporation to disclose the fair value of financial instruments for both on- and off-balance sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value for financial instruments:

    Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost and profit factors. As of January 2, 1999, and January 3, 1998, the fair value was approximately $168.9 million and $168.2 million versus a book value of $159.6 million and $159.4 million.

    Interest rate swap agreements: The fair value of the agreements was based on a quote from the financial institution with which the Corporation executed the transactions. As of January 2, 1999, and January 3, 1998, the cost to terminate the agreements was $6.1 million and $1.0 million.

    All other financial instruments: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts and other financial instruments.

[32 Snap-on Incorporated 1998 Annual Report]

Note 8 - Pension Plans

The Corporation has several non-contributory pension plans covering most employees, including certain employees in foreign countries, as well as a contributory plan covering certain salaried employees in Canada. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. The Corporation recognizes retirement plan expenses in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans, with most using the actuarially computed entry age normal cost method, which includes, in certain defined retirement benefit plans, amortization of past service cost over a maximum of 30 years.

The status of the Corporation's North American pension plans was as follows:

(Amounts in thousands)                             1998            1997
--------------------------------------------------------------------------
Change in projected benefit obligation
Benefit obligation at beginning of year         $ 405,666       $364,353
Service cost                                       15,865         14,630
Interest cost                                      29,653         28,047
Plan amendments                                     1,159            216
Benefits paid                                     (19,264)       (16,570)
Plan participant contributions                        461            437
Curtailment gain                                   (2,731)             -
Actuarial loss                                     61,267         14,553
--------------------------------------------------------------------------
Benefit obligation at end of year                 492,076        405,666
--------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year    467,835        395,997
Actual return on plan assets                       48,212         84,155
Contributions by employer                           6,718          3,816
Contributions by plan participants                    461            437
Benefits paid                                     (19,264)       (16,570)
--------------------------------------------------------------------------
Fair value of plan assets at end of year          503,962        467,835
--------------------------------------------------------------------------
Funded status                                      11,886         62,169
Unrecognized net assets at year-end                (4,757)        (6,697)
Unrecognized net gain from
 experience different than assumed                (76,530)      (123,881)
Unrecognized prior service cost                     9,272          9,173
--------------------------------------------------------------------------
Net amount recognized                            $(60,129)      $(59,236)
==========================================================================

(Amounts in thousands)                             1998            1997
--------------------------------------------------------------------------
Amounts recognized in the statement
 of financial position consist of:
   Prepaid benefit cost                         $  16,383       $ 10,491
   Accrued benefit liability                      (79,532)       (70,280)
   Intangible asset                                   480            553
   Additional minimum liability                     2,540              -
--------------------------------------------------------------------------
Net amount recognized                           $ (60,129)      $(59,236)
==========================================================================

The Corporation's net pension expense included the following components:

(Amounts in thousands)                  1998            1997           1996
-----------------------------------------------------------------------------
Service cost - benefits
 earned during year                    $15,865        $14,630        $13,191
Interest cost on projected benefits     29,653         28,047         25,657
Less: actual return on plan assets     (39,551)       (76,768)       (40,788)
Curtailment gain                        (2,731)             -              -
Net amortization and deferral:
 Actual return on plan assets in
   excess of projected return            5,532         46,641         14,226
 Amortization of net
   assets at transition                 (1,268)        (1,193)        (1,084)
 Other                                   1,096          1,170            865
-----------------------------------------------------------------------------
Net pension expense                    $ 8,596        $12,527        $12,067
=============================================================================

Related to the Corporation's restructuring initiatives, the Corporation's actuaries have estimated future pension curtailment gains to be $10 million. The Corporation will recognize these gains as the initiatives are completed.

The assumptions used in determining pension costs and the projected benefit obligation were:

                                         1998                  1997
                                 -------------------------------------------
                                    U.S.    Canada        U.S.    Canada
----------------------------------------------------------------------------
Discount rate                       7.0%     8.5%         7.5%     8.5%
Expected long-term rate
        of return on plan assets    9.0%     8.5%         9.0%     8.5%
Expected rate of
        increase in future
        compensation levels         5.0%     7.0%         5.0%     7.0%
----------------------------------------------------------------------------

Plan assets are stated at market value and primarily consist of corporate equities and various debt securities.

The pension liability for 1998 consists of a current liability of $4.5 million and a long-term liability of $55.6 million. The long-term liability represents pension obligations that are not expected to be funded during the next 12 months.

The Corporation has pension plans in which the projected benefit obligation exceeds the fair value of plan assets. At the end of 1998, the Corporation had three such plans with an aggregate projected benefit obligation of $49.4 million and an aggregate fair value of plan assets of $32.0 million. At the end of 1997, the Corporation had two such plans with an aggregate projected benefit obligation of $13.6 million and no plan assets.

Note 9 - Retiree Health Care
The Corporation provides certain health care benefits for most retired U.S. employees. The majority of the Corporation's U.S. employees become eligible for those benefits if they reach early retirement age while working for the Corporation; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of

                                    [33 Snap-on Incorporated 1998 Annual Report]
covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

For employees retiring under the comprehensive major medical plans, contributions are required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per retiree annual cost commitment by the Corporation. Most employees hired since 1994 are required to pay the full cost. The Corporation does not fund the retiree health care plans.

The Corporation recognizes postretirement health care expense in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

The components of the expense for postretirement health care benefits are as follows:

(Amounts in thousands)                         1998       1997       1996
---------------------------------------------------------------------------
Net periodic cost
Service cost - benefits attributed
        to service during the period         $ 1,966    $ 1,945    $ 2,012
Interest cost on accumulated
        postretirement benefit obligation      5,494      5,467      5,273
Curtailment gain                                (403)         -          -
Amortization of unrecognized
        net gain                                (572)      (527)      (487)
---------------------------------------------------------------------------
Net postretirement health
        care expense                         $ 6,485    $ 6,885    $ 6,798
===========================================================================

The status of the Corporation's U.S. postretirement plans was as follows:

(Amounts in thousands)                             1998          1997
-----------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year         $ 77,780      $ 73,015
Service cost                                       1,966         1,945
Interest cost                                      5,494         5,467
Plan participants' contributions                     656           543
Benefits paid                                     (4,378)       (4,690)
Curtailment gain                                    (403)            -
Actuarial loss                                     2,436         1,500
-----------------------------------------------------------------------
Benefit obligation at end of year                 83,551        77,780
-----------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year         -             -
Plan participants' contributions                     656           543
Contributions by employer                          3,722         4,147
Benefits paid                                     (4,378)      ( 4,690)
-----------------------------------------------------------------------
Fair value of plan assets at end of year                -            -
-----------------------------------------------------------------------
Funded status                                    (83,551)      (77,780)
Unrecognized actuarial gain                      (10,032)      (13,040)
-----------------------------------------------------------------------
Postretirement liability                       $ (93,583)    $ (90,820)
=======================================================================

The accumulated postretirement benefit obligation at the end of 1998 consists of a current liability of $4.5 million and a long-term liability of $89.1 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at the end of 1998 and 7.5% at the end of 1997.

The actuarial calculation assumes a health care trend rate of 7.5% in 1998 for benefits paid on pre-Medicare retirees, decreasing gradually to 4.0% in the year 2007 and thereafter. For benefits paid on Medicare-eligible retirees, a health care trend rate of 7.3% was assumed in 1998, decreasing to 4.0% in the year 2007 and thereafter.

As of January 2, 1999, a one percentage point increase or decrease in the health care cost trend rate for future years would not materially affect the accumulated postretirement benefit obligation or the service cost and interest cost components.

Related to the Corporation's restructuring initiatives, the Corporation's actuaries have estimated future postretirement curtailment gains to be $2 million. The Corporation will recognize these gains as the initiatives are completed.

Note 10 - Stock Option and Purchase Plans

On June 28, 1996, the board of directors approved a three-for-two stock split of the Corporation's common stock. Distribution of shares in connection with the stock split was made on September 10, 1996. All share-related amounts in these financial statements reflect that split.

The Corporation has a stock option plan for directors, officers and key employees, with expiration dates on the options ranging from 1999 to 2008. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted.

The Corporation offers shareholders a convenient way to increase their investment in the Corporation through a no-commission dividend reinvestment and stock purchase plan. Participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits new investors and current shareholders to invest cash for additional shares that are purchased for them each month. For 1998, 1997 and 1996, shares issued under the dividend reinvestment and stock purchase plan totaled 33,620, 19,764 and 24,283. At January 2, 1999, 1,945,470 shares were available for purchase under this plan.

Employees of the Corporation are eligible to participate in an employee stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. The board of directors may terminate this plan at any time. For 1998, 1997 and 1996, shares issued under the employee stock ownership plan totaled 81,114, 120,978 and 131,432. At January 2, 1999, shares totaling 709,491 were reserved for issuance to employees under this plan, and the Corporation held contributions of approximately $1.5 million for the purchase of common stock.

[34 Snap-on Incorporated 1998 Annual Report]

Franchised dealers are eligible to participate in a dealer stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. The board of directors may terminate this plan at any time. For 1998, 1997 and 1996, shares issued under the dealer stock ownership plan totaled 117,825, 133,679 and 117,902. At January 2, 1999, 513,159 shares were reserved for issuance to franchised dealers under this plan, and the Corporation held contributions of approximately $1.9 million for the purchase of common stock.

Non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of the Corporation's stock. Directors may elect to defer receipt of all or part of these shares. For 1998, 1997 and 1996, shares issued under the Directors' Fee Plan totaled 5,060, 3,008 and 3,140. Additionally, receipt of 3,951, 3,226 and 6,327 shares was deferred in 1998, 1997 and 1996. At January 2, 1999, 259,085 shares were reserved for issuance to directors under this plan.

The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," effective January 1996. As permitted, the Corporation continued its current method of accounting for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25.

In accordance with SFAS No. 123, the fair value of each option grant was estimated as of the date of grant using an option pricing model. The Corporation used the following weighted average assumptions, under the Black-Scholes option pricing model, for options granted in 1998, 1997 and 1996, respectively: expected volatility of 21.2%, 17.9% and 21.6%; risk-free interest rates of 5.5%, 6.4% and 5.7%; dividend yield of 2.5%, 2.8% and 3.1%; and expected option lives of 5.8 years, 5.8 years and 6.9 years. If the Corporation had elected to recognize compensation cost for stock-based compensation consistent with the methodology prescribed by SFAS No. 123, net earnings and net earnings per share for 1998, 1997 and 1996, would have changed to the following pro forma amounts:

(Amounts in thousands except per share data)    1998       1997        1996
-----------------------------------------------------------------------------
Net earnings (loss):
        As reported                          $(4,779)    $150,366   $131,451
        Pro forma                             (7,896)     148,354    130,595
Earnings (loss) per share - diluted:
        As reported                          $  (.08)    $   2.44   $   2.13
        Pro forma                               (.13)        2.41       2.12
-----------------------------------------------------------------------------

Stock option activity was as follows:

                                                    1998                      1997                         1996
                                      ---------------------------------------------------------------------------------------------
                                                         Weighted                      Weighted                        Weighted
                                                          Average                       Average                          Average
                                        Options     Exercise Price     Options     Exercise Price      Options     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period     2,114,228        $25.37        2,007,423        $21.90         2,498,742        $21.54
Granted                                  585,950         39.77          480,125         37.13            72,000         30.52
Exercised                               (280,020)        21.84         (364,802)        21.64          (370,146)        20.78
Canceled                                 (22,022)        34.74           (8,518)        31.24          (193,173)        22.56
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period           2,398,136        $29.21        2,114,228        $25.37         2,007,423        $21.90
===================================================================================================================================
Exercisable at end of period           1,641,296        $24.71        1,663,253        $22.18         1,792,859        $21.88
Available for grant at end of period   2,507,818                      3,071,746                       3,543,353
-----------------------------------------------------------------------------------------------------------------------------------

As calculated using the Black-Scholes option pricing model, the weighted average fair value of options granted during the years ended January 2, 1999, January 3, 1998, and December 28, 1996, were $8.92, $7.86 and $6.99. The following table summarizes information about stock options outstanding as of January 2, 1999:

                                  1998 Options Outstanding                              1998 Options Exercisable
----------------------------------------------------------------------------------------------------------------------------
                                                  Weighted
                                                   Average              Weighted                             Weighted
                                     Number      Remaining               Average            Number            Average
Range of Exercise Prices        Outstanding     Contractual Life  Exercise Price       Exercisable     Exercise Price
----------------------------------------------------------------------------------------------------------------------------
$19 to $25                       1,274,222            4.1           $ 21.48             1,274,222       $ 21.48
$25 to $31                          60,789            6.5             29.47                60,789         29.47
$31 to $38                         495,675            8.0             36.79               282,285         36.65
$38 to $46                         567,450            9.0             39.94                24,000         43.69
----------------------------------------------------------------------------------------------------------------------------
Totals                           2,398,136            6.2           $ 29.21             1,641,296       $ 24.71
============================================================================================================================

                                    [35 Snap-on Incorporated 1998 Annual Report]

Note 11 - Capital Stock

In 1996, the Corporation's board of directors approved an ongoing authorization to repurchase stock in an amount equivalent to that necessary to prevent dilution created by shares issued for stock options, employee and dealer stock purchase plans, and other corporate purposes. On June 27, 1997, the Corporation's board of directors authorized the repurchase of $100.0 million of the Corporation's common stock over a two-year period. On June 26, 1998, the Corporation's board of directors authorized an additional share repurchase program aggregating $100.0 million of the Corporation's common stock. In 1998, the Corporation repurchased 2,279,400 shares of its common stock at an average price of $39.64. In 1997, the Corporation repurchased 986,333 shares of its common stock at an average price of $42.91. Subsequent to year-end 1998, the Corporation's board of directors authorized an additional share repurchase program of $50.0 million.

The board of directors declared on August 22, 1997, a dividend distribution of one preferred stock purchase right for each share of the Corporation's outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and- fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of the Corporation having a market value equivalent to two times the current purchase price. If the Corporation is acquired in a merger or other business combination not approved by the board of directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporation's board of directors. The rights expire on November 3, 2007, and may be redeemed by the Corporation at a price of $.01 per right under certain circumstances.

At the end of the second quarter of 1998, the Corporation created a Grantor Stock Trust ("GST"). In conjunction with the formation of the GST, the Corporation sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders' equity or on the Corporation's Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the incentive stock program and employee and franchised dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, will vote the common stock held by the GST based on the directions of non-director employees holding vested options and certain employees and dealer participants in those stock purchase plans, as set forth in the GST agreement. The GST is recorded as Grantor Stock Trust at Fair Market Value on the accompanying Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital.

Note 12 - Commitments and Contingencies

The  Corporation  has  entered  into  certain   operating  lease  agreements  on
facilities and computer equipment, which extend for varying amounts of time.

The Corporation's lease commitments require future payments as follows:

Year Ending             (Amounts in thousands)
-----------------------------------------------
1999                            $24,331
2000                             17,304
2001                             10,425
2002                              5,316
2003                              4,252
2004 and thereafter               2,875
-----------------------------------------------

Rent expenses for worldwide facilities and computer equipment were $22.7 million, $18.6 million and $18.0 million in 1998, 1997 and 1996.

Tejas Testing Technology One, L.C. and Tejas Testing Technology Two, L.C. (the "Tejas Companies"), former subsidiaries of the Corporation, previously entered into contracts with the Texas Natural Resources Conservation Commission ("TNRCC"), an agency of the State of Texas, to perform automotive emissions testing services. The Corporation guaranteed payment (the "Guaranty") of the Tejas Companies' obligations under a seven-year lease agreement in the amount of approximately $98.8 million plus an interest factor, pursuant to which the Tejas Companies leased the facilities necessary to perform the contracts. The Guaranty was assigned to the lessor's lenders. The Tejas Companies agreed to indemnify the Corporation for any payments it must make under the Guaranty.

The State of Texas subsequently terminated the emissions program described in the contracts. The Tejas Companies filed for bankruptcy and commenced litigation in state and federal court against the TNRCC and related entities. The Corporation has recorded as assets the net amounts paid under the Guaranty, which are expected to be received from the State of Texas pursuant to a settlement agreement approved by the U.S. Bankruptcy Court. Under this settlement agreement, the obligation under the Guaranty previously recorded as a contingent liability in the amount of $38.5 million was satisfied, leaving an expected receivable of $55.2 million. In 1998, the Corporation received $18.2 million, leaving a net receivable balance of $37.0 million as of January 2, 1999. This amount is included in Intangible

[36 Snap-on Incorporated 1998 Annual Report]
and Other Assets on the accompanying Consolidated Balance Sheets. The Corporation expects to receive further payments in an amount sufficient to satisfy the balance of the net receivable by August 31, 2001, which payments are subject to legislative appropriation. The Corporation believes that ultimate recovery of the net receivable is probable.

In April 1996, the Corporation filed a complaint against SPX Corporation alleging infringement of the Corporation's patents and asserting claims relating to SPX's hiring of the former president of Sun Electric. SPX filed a counterclaim, alleging infringe- ment of certain SPX patents. Upon the Corporation's request for reexamination, the U.S. Patent and Trademark Office initially rejected SPX's patents as invalid, but recently reconfirmed them. Document and deposition discovery is proceeding. The Court has set a trial date of April 5, 1999, for the non-patent claims. No trial date has yet been set for the patent claims. The Corporation believes it has numerous meritorious defenses to SPX's claims, including defenses of patent invalidity and non-infringement, and intends to vigorously prosecute the claims it has raised. Neither the complaint nor the counterclaim contains specific allegations of damages; however, the parties' claims could involve multiple millions of dollars. It is not possible at this time to assess the outcome of any of the claims.

The Corporation is involved in various legal matters, which are being defended and handled in the ordinary course of business. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on the Corporation's financial statements.

Note 13 - Segments

In 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way the Corporation reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior years' presentation in order to conform to the 1998 presentation.

The Corporation's segments are based on the organization structure that is used by management for making operating and investment decisions and for assessing performance. Based on this management approach, the Corporation has five reportable segments: North America Transportation, North America Other, Europe, International and Financial Services. The North America Transportation segment consists of the Corporation's business operations serving the franchised dealer channel in the United States and Canada. The North America Other segment consists of the Corporation's business operations serving the direct sales and distributor channels in the United States and Canada, as well as the Corporation's exports from the United States. The Europe segment consists of the Corporation's operations in Europe and Africa. The International segment consists of the Corporation's operations in the Asia/Pacific region and Latin America. These four segments derive revenues primarily from the sale of tools and equipment. The Financial Services segment provides financing to technicians and shop owners, as well as to dealers.

The accounting policies of the reportable segments are the same as those described in Note 1. The Corporation evaluates the performance of its operating segments based on operating income. The Corporation accounts for intersegment sales and transfers based on established sales prices between the segments, which represent cost plus an intercompany markup. The Corporation allocates shared service expenses to those segments that utilize the services based on their percentages of revenues from external sources. The Corporation has charged license fees to its North America segments based on their percentages of certain North America sales. Corporate expenses related to restructuring and other non-recurring charges are not allocated to the reportable segments.

Neither the Corporation nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

Financial data by segment is as follows:

(Amounts in thousands)                  1998           1997           1996
-----------------------------------------------------------------------------
Revenues from external customers
North America Transportation        $  845,828    $  836,032      $  786,609
North America Other                    457,255       468,692         341,194
Europe                                 393,460       279,684         271,957
International                           76,094        87,807          85,519
-----------------------------------------------------------------------------
Total from reportable segments      $1,772,637    $1,672,215      $1,485,279
=============================================================================


(Amounts in thousands)                  1998           1997           1996
-----------------------------------------------------------------------------
Intersegment revenues
North America Transportation        $       11    $       71      $       6
North America Other                    285,157       317,962        221,625
Europe                                   8,932         3,539            764
International                           37,280        27,937         25,812
-----------------------------------------------------------------------------
Total from reportable segments         331,380       349,509        248,207
Elimination of
 intersegment revenue                 (331,380)     (349,509)      (248,207)
-----------------------------------------------------------------------------
Total consolidated
 intersegment revenue              $         -    $        -      $       -
=============================================================================


                                    [37 Snap-on Incorporated 1998 Annual Report]

(Amounts in thousands)                   1998          1997           1996
-----------------------------------------------------------------------------
Operating income
North America Transportation        $   34,176    $   70,205     $   48,592
North America Other                     70,909        98,143         84,764
Europe                                   3,205        16,539         11,800
International                            9,775         8,759         11,101
Financial Services                      65,933        71,891         64,269
-----------------------------------------------------------------------------
Total from reportable segments         183,998       265,537        220,526
Corporate restructuring and
        other non-recurring charge    (149,863)            -              -
-----------------------------------------------------------------------------
Consolidated operating income           34,135       265,537        220,526
Interest expense                       (21,254)      (17,654)       (12,649)
Other income (expense) - net            (2,041)       (9,207)           776
-----------------------------------------------------------------------------
Total consolidated earnings
        before taxes                $   10,840    $  238,676     $  208,653
=============================================================================


(Amounts in thousands)                   1998          1997           1996
-----------------------------------------------------------------------------
Total assets
North America Transportation        $  517,334    $  523,342     $  436,101
North America Other                    565,174       618,813        395,742
Europe                                 406,257       288,899        213,912
International                           37,012        39,012         39,293
Financial Services                     231,092       254,903        420,931
-----------------------------------------------------------------------------
Total from reportable segments       1,756,869     1,724,969      1,505,979
Elimination of
 intersegment receivables             (145,065)     (168,910)      (121,112)
Unallocated corporate assets            63,116        85,298        135,921
-----------------------------------------------------------------------------
Total consolidated net assets       $1,674,920    $1,641,357     $1,520,788
=============================================================================


(Amounts in thousands)                   1998          1997           1996
-----------------------------------------------------------------------------
Depreciation and amortization
North America Transportation        $   16,530    $   11,824     $   12,864
North America Other                     18,161        18,884         11,781
Europe                                   8,453         5,391          5,609
International                            1,314         1,973          1,434
Financial Services                         527           305            191
-----------------------------------------------------------------------------
Total from reportable segments      $   44,985    $   38,377     $   31,879
=============================================================================


(Amounts in thousands)                   1998          1997           1996
-----------------------------------------------------------------------------
Capital expenditures
North America Transportation        $    7,155    $    6,643     $    5,704
North America Other                     14,193        25,202          3,361
Europe                                   6,398         9,058         11,741
International                            1,841         1,929            831
Financial Services                       1,229         2,113              3
-----------------------------------------------------------------------------
Total from reportable segments          30,816        44,945         21,640
Unallocated corporate
 capital expenditures                   15,963        10,497         30,693
-----------------------------------------------------------------------------
Total consolidated
 capital expenditures               $   46,779    $   55,442     $   52,333
=============================================================================

(Amounts in thousands)                   1998          1997           1996
-----------------------------------------------------------------------------
Geographic information
Revenues*
  United States                     $1,239,970    $1,221,790     $1,051,587
  All other countries                  532,667       450,425        433,692
-----------------------------------------------------------------------------
  Total revenues                    $1,772,637    $1,672,215     $1,485,279
=============================================================================

Long-lived assets
  United States                     $  445,987    $  491,514     $  384,375
  All other countries                   88,962        72,435         63,676
-----------------------------------------------------------------------------
  Total long-lived assets           $534,949      $  563,949     $  448,051
=============================================================================

*Revenues are attributed to countries based on the origin of the sale.

Products and services: The Corporation derives revenue from a broad line of products and complementary services that can be divided into two groups: tools and equipment. The following table shows the consolidated sales of these product groups in the last three years:

                                         1998          1997           1996
---------------------------------------------------------------------------
Tools                               $  918,492    $  918,238     $  857,083
Equipment                              854,145       753,977        628,196
---------------------------------------------------------------------------
Total                               $1,772,637    $1,672,215     $1,485,279
===========================================================================

Note 14 - Restructuring

In 1998, the Corporation announced a simplification initiative ("Project Simplify"), which is a broad program of internal rationalizations, consolidations and reorganizations. The goal is to make the Corporation's business operations simpler and more effective. Project Simplify will result in the closing of six manufacturing facilities, seven warehouses and 47 small offices in North America and Europe; the elimination of 1,100 positions; the discontinuance of 12,000 stock keeping units ("SKUs") of inventory; and the consolidation of certain business units. Total charges for Project Simplify are composed of restructuring charges, other non-recurring charges and related transitional costs.

During 1998, the Corporation recorded pre-tax charges of $149.9 million. This amount consists of $75.6 million of restructuring charges and $74.3 million of other non-recurring charges.

[38 Snap-on Incorporated 1998 Annual Report]

The composition of the Corporation's $75.6 million restructuring charges is as follows:

                                               Original                      Write-down                           Restructuring
                                          Restructuring     Additions         of Assets                          Reserves as of
(Amounts in thousands)                         Reserves   to Reserves     to Fair Value       Cash Payments     January 2, 1999
----------------------------------------------------------------------------------------------------------------------------------
Expenditures for
  severance and other exit costs             $   21,105         $1,969       $        -       $      (6,569)       $   16,505
Loss on the write-down
  of intangibles and goodwill                    36,240            298          (36,538)                  -                 -
Charges for warranty provisions                   9,660              -                -                   -             9,660
Loss on the write-down of assets                  5,978            357           (6,335)                  -                 -
----------------------------------------------------------------------------------------------------------------------------------
Total restructuring reserves                 $  72,983          $2,624       $  (42,873)      $      (6,569)       $   26,165
==================================================================================================================================


The Corporation has recorded restructuring charges of $15.5 million for severance and of $7.6 million for non-cancelable lease agreements on facilities to be closed and other exit costs associated with Project Simplify. Severance costs provided for worldwide salaried and hourly employees relate to facility closures, duplicate position eliminations and streamlining operations. As of January 2, 1999, 509 employees have separated from the Corporation, and severance payments of $4.4 million have been made. The Corporation has adjusted property, plant and equipment and other assets to net realizable value through an additional $6.3 million restructuring charge.

As part of the restructuring efforts, the Corporation has also written down impaired goodwill and other intangible assets of certain discontinued business units by $36.5 million. The majority of this write-down relates to Computer Aided Services, Inc. and Edge Diagnostic Systems. No net realizable value was assessed for these intangible assets due to the closure of these operations and the discontinuance of their product lines. As part of the elimination of these business units and their product lines, the Corporation has recorded a charge in the amount of $9.7 million to provide additional warranty support, at no cost to the customer, for products already sold. The warranty reserve has been included in Cost of Goods Sold - Discontinued Products, while all remaining restructuring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

As part of Project Simplify, the Corporation has recorded other non-recurring charges in the amount of $74.3 million. These charges include $50.9 million to re-value discontinued SKUs of inventory, costs to resolve certain legal matters in the amount of $18.7 million and other transitional costs in the amount of $4.7 million. The reduction of SKUs is an effort to reduce the transaction costs and working capital intensity of the Corporation's product offering, and refocus on high-volume growth products. The charge for certain legal matters includes legal costs to conclude these issues. The non-recurring charge related to the reduction of SKUs has been included as part of Cost of Goods Sold - Discontinued Products, while the remaining non-recurring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

Shown below is a breakdown of charges by segment; these charges have not been allocated to reportable segments:

(Amounts in thousands)         Restructuring        Non-recurring      Total
-------------------------------------------------------------------------------
North America Transportation     $ 9,661              $13,576        $ 23,237
North America Other               51,810               51,046         102,856
Europe                             7,900                4,789          12,689
International                      2,836                4,841           7,677
Financial Services                 3,400                    4           3,404
-------------------------------------------------------------------------------
Total                            $75,607              $74,256        $149,863
================================================================================

Note 15 - Subsequent Events

On January 3, 1999, the Corporation established a joint venture with Newcourt Financial USA Inc. ("Newcourt") to provide financial services to the Corporation's global dealer and customer network through a limited liability company known as Snap-on Credit LLC ("the LLC"). The entity is 50% owned by each company. As a result of the establishment of the joint venture, the Corporation effectively outsourced to the LLC its captive credit function. The captive credit function was previously managed by the Corporation's wholly owned subsidiary Snap-on Credit Corporation.

The LLC will be the preferred provider of financial services to the Corporation's global dealer and customer network. The Corporation will receive income from fees paid by the LLC. The fees will be based primarily upon the volume of installment receivables originated by the LLC. Newcourt will provide services and exper-tise to the LLC with a view to increasing originations by the LLC. Newcourt will be paid a fee by the LLC for such services. The management fee paid to Newcourt also will be based primarily on the volume of installment receivables originated by the LLC. Newcourt will receive warehousing and securitization fees from the LLC in connection with the purchased receivables.

On January 4, 1999, in a separate transaction, CreditCorp SPC, LLC sold to Newcourt its entire portfolio of U.S. installment accounts receivable, including existing extended credit customer accounts receivable, equipment lease receivables and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pre-tax gain of approximately $44 million. Newcourt has the right to put back to the Corporation the unpaid portion of the extended credit customer accounts receivable portfolio based on the same pricing formula. As a result, this gain will be recognized over a two-year period.

                                    [39 Snap-on Incorporated 1998 Annual Report]

Quarterly Financial Information

Unaudited

(Amounts in thousands except per share data)    1998         1997         1996
--------------------------------------------------------------------------------
Net sales
First quarter                               $  426,429   $  375,299   $  344,364
Second quarter                                 442,176      409,231      384,554
Third quarter                                  427,272      391,162      347,202
Fourth quarter                                 476,760      496,523      409,159
--------------------------------------------------------------------------------
                                            $1,772,637   $1,672,215   $1,485,279
================================================================================

Gross profit
First quarter                               $  211,545   $  192,967   $  173,829
Second quarter                                 204,690      207,667      194,129
Third quarter                                  151,526      199,294      176,478
Fourth quarter                                 195,553      243,900      206,348
--------------------------------------------------------------------------------
                                            $  763,314   $  843,828   $  750,784
================================================================================

Net earnings (loss)
First quarter                               $   33,926   $   33,854   $   29,650
Second quarter                                  22,661       38,971       34,528
Third quarter                                  (73,997)**    35,514       30,765
Fourth quarter                                  12,631***    42,027       36,508
--------------------------------------------------------------------------------
                                               $(4,779)    $150,366     $131,451
================================================================================

Earnings (loss) per weighted
average common share - basic*
First quarter                               $      .57   $      .56   $      .49
Second quarter                                     .38          .64          .56
Third quarter                                    (1.24)**       .58          .51
Fourth quarter                                     .21***       .69          .60
--------------------------------------------------------------------------------
                                            $     (.08)  $     2.47   $     2.16
================================================================================

Earnings (loss) per weighted
average common share - diluted*
First quarter                               $      .56   $      .55   $      .48
Second quarter                                     .38          .63          .56
Third quarter                                    (1.24)**       .58          .50
Fourth quarter                                     .21***       .68          .59
--------------------------------------------------------------------------------
                                            $     (.08)  $     2.44   $     2.13
================================================================================

* Adjusted for the three-for-two stock split in 1996. Earnings per share are calculated on a quarterly basis and, as such, the amounts may not total calculated full-year earnings (loss) per share.
** Third quarter 1998 results include $133.1 million of pre-tax restructuring and other non-recurring charges ($96.5 million after taxes). The aggregate earnings per share impact of these items was $1.62 after taxes.
*** Fourth quarter 1998 results include $16.8 million of pre-tax restructuring and other non-recurring charges ($11.2 million after taxes) and a $14.1 million reduction in inventory ($9.0 million after taxes). The aggregate earnings per share impact of these items was $.34 per diluted share and $.35 per basic share.

[Two bar graphs follow this text. The first is titled "Shareholders' Equity per Share." It shows the shareholders' equity per share of the Corporation's common stock (in dollars) for each of fiscal years 1994 through 1998, as follows:

          94              -            $11.91
          95              -            $12.35
          96              -            $13.62
          97              -            $14.74
          98              -            $12.98

The second graph is titled "Common Stock Price Range." It shows the price range of the Corporation's common stock (in dollars) for each of fiscal years 1994 through 1998, as follows:

          94              -        $29.58 - 19.33
          95              -        $31.50 - 20.67
          96              -        $38.25 - 27.33
          97              -        $46.31 - 34.25
          98              -        $46.44 - 25.50

The information in both of the preceding two graphs is adjusted for the two-for-one stock split in 1996.]

Six-year Data

Amounts in thousands except share data)      1998          1997          1996           1995           1994         1993
------------------------------------------------------------------------------------------------------------------------
Summary of operations
Net sales                              $1,772,637    $1,672,215    $1,485,279     $1,292,125     $1,194,296   $1,132,010
Gross profit                              763,314       843,828       750,784        663,491        608,837      595,728
Operating expenses                        705,811       650,182       594,527        538,021        510,361      509,910
Net finance income                         65,933        71,891        64,269         63,174         60,458       61,115
Operating income                           34,135       265,537       220,526        188,644        158,934      146,933
Interest expense                           21,254        17,654        12,649         13,327         10,806       11,198
Other income (expense) - net               (2,041)       (9,207)          776          4,572          5,541          756
Pre-tax earnings                           10,840       238,676       208,653        179,889        153,669      136,491
Income taxes                               15,619        88,310        77,202         66,559         55,355       50,679
Net earnings (loss)                        (4,779)      150,366       131,451        113,330         98,314       85,812
------------------------------------------------------------------------------------------------------------------------
Financial position
Current assets                         $1,079,832    $1,021,709    $1,017,324     $  946,689     $  873,020    $ 854,598
Current liabilities                       458,053       352,530       341,371        336,075        237,869      308,037
Working capital                           621,779       669,179       675,953        610,614        635,151      546,561
Accounts receivable                       554,703       539,589       651,739        610,064        568,378      539,949
Inventories                               375,436       373,155       269,750        250,434        229,037      249,102
Property and equipment - net              272,030       265,765       245,294        220,067        209,142      224,810
Total assets                            1,674,920     1,641,357     1,520,788      1,360,973      1,234,905    1,218,933
Long-term debt                            246,644       151,016       149,804        143,763        108,980       99,683
Shareholders' equity                      762,267       892,137       828,161        750,732        766,398      701,663
------------------------------------------------------------------------------------------------------------------------
Common share summary*
Net earnings (loss) per share - basic  $     (.08)   $     2.47    $     2.16     $     1.84     $     1.53    $    1.34
Cash dividends paid per share                 .86           .82           .76            .72            .72          .72
Shareholders' equity per share              12.98         14.74         13.62          12.35          11.91        10.99
Weighted average
        shares outstanding - basic     59,219,564    60,845,467    60,967,865     61,510,500     64,187,874    63,856,175
------------------------------------------------------------------------------------------------------------------------
Other financial statistics
Cash dividends paid                    $   50,977    $   49,888    $   46,323     $   44,113     $   46,197    $  45,942
Dividends paid as a percent
        of net earnings                       N/M          33.2%         35.2%          38.9%          47.0%        53.5%
      Capital expenditures                 46,779        55,442        52,333         31,581         41,788       33,248
Depreciation and amortization              44,985        38,377        31,879         31,534         29,632       32,131
Current ratio                                 2.4           2.9           3.0            2.8            3.7          2.8
Percent of total debt to total capital       30.8%         16.4%         17.3%          18.5%          13.5%        19.3%
Effective tax rate                          144.1%         37.0%         37.0%          37.0%          36.0%        37.1%
Operating income as a percent
        of net sales                          1.9%         15.9%         14.8%          14.6%          13.3%        13.0%
Net earnings (loss) as a percent
 of net sales                                (0.3)%         9.0%          8.9%           8.8%           8.2%         7.6%
Return on average
 shareholders' equity                        (0.6)%        17.5%         16.7%          14.9%          13.4%        12.6%
Shareholders of record                     11,514        10,738        10,556          9,657          9,292        9,047
Common stock price range*             46.44-25.50   46.31-34.25   38.25-27.33    31.50-20.67    29.58-19.33  29.67-20.33
------------------------------------------------------------------------------------------------------------------------
*Adjusted for the three-for-two stock split in 1996.
1998  results  include  $149.9  million  of  pre-tax   restructuring  and  other
non-recurring charges ($107.6 million after taxes) and a $14.1 million reduction in inventory ($9.0 million after taxes). The aggregate earnings per share impact of these items was $1.95 after taxes.
N/M = not meaningful.

[41 Snap-on Incorporated 1998 Annual Report]

Investor Information

Common Stock High/Low Prices

Quarter             1998                 1997
---------------------------------------------------
First          $46.22-$37.19        $42.38-$34.25
Second          46.44- 34.38         41.00- 35.25
Third           37.50- 25.50         44.88- 39.19
Fourth          36.00- 28.88         46.31- 41.50
---------------------------------------------------

Dividends Paid per Common Share

Quarter             1998                 1997
---------------------------------------------------
First               $.21                $.20
Second               .21                 .20
Third                .22                 .21
Fourth               .22                 .21
---------------------------------------------------
Total               $.86                $.82
===================================================

Exchange Listing
Snap-on Incorporated's common stock is listed on the New York Stock Exchange under the ticker symbol SNA.

Transfer Agent and Registrar
First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey 07303-2500
or
525 Washington Boulevard
Jersey City, New Jersey 07310

Shareholder Inquiries
Shareholders with questions may call the Transfer Agent, First Chicago Trust Company of New York, toll-free at 1-800-446-2617 or e-mail at fctc@em.fcnbd.com. The deaf and hearing-impaired may call 201-222-4955.

Dividend Record and Pay Dates for 1999
Quarter         Record Date             Pay Date
-----------------------------------------------------
First           February 17             March 10
Second          May 20                  June 10
Third           August 20               September 10
Fourth          November 19             December 10
-----------------------------------------------------

Dividend Reinvestment
and Direct Stock Purchase Plan
Investors may purchase stock directly from the company and increase their investment through a no-commission dividend reinvestment and direct stock purchase plan. For information write to:

First Chicago Trust Company of New York
Snap-on Dividend Reinvestment and Direct Stock Purchase Plan
P. O. Box 2598
Jersey City, New Jersey 07303-2598
Or call: 1-800-446-2617

Form 10-K and Other Financial Publications
These publications are available without charge. Contact the public relations department at P. O. Box 1430, Kenosha, Wisconsin 53141-1430, call 414-656-4808 (recorded message), e-mail financials@snapon.com, or visit our web site.

Web Site
Snap-on's  web site  contains  the most  recent  10-Qs,  10-Ks,  news  releases, quarterly reports, annual report financials, and information about Snap-on's dividend reinvestment and direct stock purchase plan. Our address is www.snapon.com.

Analyst Contact
Securities   analysts  and  other  investors   seeking   information  about  the
corporation should contact the investor relations department at 414-656-6488.

Independent Auditors
Arthur Andersen LLP
33 West Monroe Street
Chicago, Illinois 60603
312-580-0033

Annual Meeting
The Annual Meeting of Shareholders will be held at the Radisson Hotel & Conference Center Kenosha, 11800 - 108th Street, Pleasant Prairie, Wisconsin, at 10 a.m. on Friday, April 23, 1999.