Form 10-K405/A, Exhibit 13
period 1999-01-02
SNAP ON INC
filed 1999-09-10
CIK 91440

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


[Robert A. Cornog's Signature]      [Donald S. Huml's Signature]
Robert A. Cornog                    Donald S. Huml
Chairman, President and             Senior Vice President -
Chief Executive Officer             Finance and Chief Financial Officer


Report of Independent Public Accountants

To the Board of Directors and
Shareholders of Snap-on Incorporated:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of January 2, 1999, and January 3, 1998, and the consolidated results of its operations and cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.


[Arthur Andersen's Signature]
Arthur Andersen LLP

Chicago, Illinois
February 2, 1999

[42 Snap-on Incorporated 1998 Annual Report]

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