Form 10-K405/A, Exhibit 13
period 1999-01-02
SNAP ON INC
filed 2000-01-28
CIK 91440

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

Restructuring and other charges: In the third quarter of 1998, the Corporation recorded restructuring and other non-recurring charges related to its Project Simplify initiative, a broad program of internal rationalizations, consolidations and reorganizations intended to make the Corporation's business operations simpler and more effective. Of an expected total charge of approximately $185 million to be recorded through the first quarter of 2000, $130.6 million in pre-tax charges were taken in the third quarter of 1998 and $19.3 million were taken in the 1998 fourth quarter. Of the total $149.9 million in pre-tax charges recorded in 1998 ($107.6 million or $1.82 per share after taxes), $73.1 million is restructuring charges and $76.8 million represents other non-recurring charges. The Corporation expects that approximately 50% of the total charges will be non-cash, with the remaining 50% requiring cash outflows.

The $73.1 million of restructuring charges includes severance, non-cancelable lease agreements on facilities to be closed and other exit costs associated with the simplification initiative in the amount of $23.1 million. The Corporation has adjusted property, plant and equipment and other assets to net realizable value through an additional $3.8 million restructuring charge. As part of the restructuring efforts, the Corporation also has written off impaired goodwill and other intangible assets of certain discontinued business units and incurred a charge of $36.5 million. This amount relates to the write-down of remaining intangible balances recorded at the time those business units were acquired. As part of the elimination of these business units and their product lines, the Corporation has recorded a reserve in the amount of $9.7 million to provide additional warranty support, at no cost, for products already sold. The warranty charge has been included in Cost of Goods Sold - Discontinued Products, while all other restructuring charges recorded to date have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

The other non-recurring charges of $76.8 million include $50.9 million to re-value discontinued stock keeping units ("SKUs") of inventory, costs to conclude certain non-recurring legal matters in the amount of $18.7 million and other transitional costs in the amount of $7.2 million. Transitional costs, which are comprised of accelerated depreciation of computer equipment that was abandoned during the fourth quarter ($2.5 million), employee incentives ($1.0 million), relocation costs ($1.2 million) and professional services ($2.5 million), do not qualify for restructuring accrual treatment and are therefore expensed when incurred. The reduction of SKUs is an effort to reduce transaction costs and working capital intensity of the Corporation's product offering and refocus on high-volume growth products. The non-recurring charge related to the reduction of SKUs has been included as part of Cost of Goods Sold - Discontinued Products, while the other non-recurring charges recorded to date have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings. The composition of the restructuring reserves is presented in Note 14.

Shown in the table below is a breakdown of the restructuring and other non-recurring charges by segment:

(Amounts in thousands)        Restructuring    Non-recurring       Total
North America Transportation    $ 9,661           $13,576         $ 23,237
North America Other              51,810            51,046          102,856
Europe                            7,900             4,789           12,689
International                     2,836             4,841            7,677
Financial Services                  900             2,504            3,404
                                -------           -------         --------
Total                           $73,107           $76,756         $149,863
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

                                    [17 Snap-on Incorporated 1998 Annual Report]

FOURTH QUARTER RESULTS: Net earnings in the 1998 fourth quarter were $11.1 million, a decrease of 73.6 % from the same period of 1997, because of the remaining difficulties related to the process issues connected with implementation of the Corporation's new computer system, and the 1998 charges. Reported earnings per share - diluted were $.19. On a pre-tax basis, restructuring and transition costs related to Project Simplify totaled $9.3 million ($.11 per share after tax) in the quarter. These charges consist of additional transition costs of $6.7 million ($2.5 million for accelerated depreciation on abandoned computer equipment; $1.0 million for employee incentives; $1.2 million for relocation costs and $2.0 million of professional services), and of additional restructuring charges of $2.6 million ($.6 million for the write-down of assets of discontinued operations; and $2.0 million of additional severance.) These additional restructuring charges were for costs that did not meet the criteria for accrual under generally accepted accounting principles in the third quarter of 1998. In addition, a portion of the charge taken in the third quarter for the reduction of $50.9 million of SKU's included an estimated $10 million ($.10 per share after tax) LIFO benefit which was based on projected reductions in inventory levels by year-end. These projected inventory reductions were not achieved, as such the benefit was reversed in the fourth quarter. The reduction of SKUs is an effort to reduce the transaction costs and working capital intensity of the Corporation's product offering, and refocus on high-volume growth products. Costs of goods sold in the quarter included a $14.1 million ($.15 per share after tax) reduction in inventory discussed in the "Cost and Profit Margins" section. Earnings in the fourth quarter of 1998 included a $3.1 million gain on the sale of a European facility, gains related to the sale of installment receivables and pension curtailment benefits related to the Corporation's restructuring initiatives.

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

At January 2, 1999, the Corporation had outstanding foreign exchange forward contracts totaling $113.9 million comprised of 23.0 million in British Pounds,
10.0 million in Canadian Dollars, 21.7 million in German Marks, 3.5 million in Spanish Pesetas, 5.9 million in French Francs, 21.5 million in Italian Liras,
12.1 million in Dutch Guilders, 3.7 million in Australian Dollars, 2.7 million in Singapore Dollars and 9.8 million in Irish Punts. At January 3, 1998, the Corporation had outstanding foreign exchange forward contracts totaling $79.8 million comprised of 33.6 million in British Pounds, 7.5 million in German Marks, 4.6 million in Spanish Pesetas, 3.5 million in French Francs, 1.1 million in Italian Liras, 13.3 million in Dutch Guilders, 7.3 million in Australian Dollars and 8.9 million in Irish Punts.

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

During 1998, the Corporation recorded pre-tax charges of $149.9 million. This amount consists of $73.1 million of restructuring charges and $76.8 million of other non-recurring charges.

[38 Snap-on Incorporated 1998 Annual Report]

The composition of the Corporation's $75.6 million restructuring charges is as follows:

                                               Original                      Write-down                           Restructuring
                                          Restructuring     Additions         of Assets                          Reserves as of
(Amounts in thousands)                         Reserves   to Reserves     to Fair Value       Cash Payments     January 2, 1999
----------------------------------------------------------------------------------------------------------------------------------
Expenditures for
  severance and other exit costs             $   21,105         $1,969       $        -       $      (6,569)       $   16,505
Loss on the write-down
  of intangibles and goodwill                    36,240            298          (36,538)                  -                 -
Charges for warranty provisions                   9,660              -                -                   -             9,660
Loss on the write-down of assets                  3,478            357           (3,835)                  -                 -
----------------------------------------------------------------------------------------------------------------------------------
Total restructuring reserves                 $   70,483         $2,624       $  (40,373)      $      (6,569)       $   26,165
==================================================================================================================================


The Corporation has recorded restructuring charges of $15.5 million for severance and of $7.6 million for non-cancelable lease agreements on facilities to be closed and other exit costs associated with Project Simplify. Severance costs provided for worldwide salaried and hourly employees relate to facility closures, duplicate position eliminations and streamlining operations. As of January 2, 1999, 509 employees have separated from the Corporation, and severance payments of $4.4 million have been made. The Corporation has adjusted property, plant and equipment and other assets to net realizable value through an additional $3.8 million restructuring charge.

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

As part of Project Simplify, the Corporation has recorded other non-recurring charges in the amount of $76.8 million. These charges include the elimination of $50.9 million of discontinued SKUs of inventory, costs to resolve certain legal matters in the amount of $18.7 million and other transitional costs in the amount of $7.2 million.

A portion of the charge taken in the third quarter for the reduction of $50.9 million of SKUs included an estimated $10 million ($.10 per share after tax) LIFO benefit which was based on projected reductions in inventory levels by year-end. These projected inventory reductions were not achieved, as such the benefit was reversed in the fourth quarter. The reduction of SKUs is an effort to reduce the transaction costs and working capital intensity of the Corporation's product offering, and refocus on high volume growth products. The charge for certain legal matters represents attorneys fees and, in some cases, the likely cost to settle certain disputes which predated the commencement of Project Simplify. Although management expected to vigorously and successfully pursue the disputes, it was decided to pursue settlement of them to avoid the distraction and conserve management's time in order to focus on the operational issues involved in Project Simplify. Transitional costs, which are comprised of accelerated depreciation of computer equipment that was abandoned during the fourth quarter ($2.5 million), employee incentives ($1.0 million), relocation costs ($1.2 million) and professional services ($2.5 million), do not qualify for restructuring accrual treatment and are therefore expensed when incurred. The non-recurring charge related to the reduction of SKUs has been included as part of Cost of Goods Sold - Discontinued Products, while the remaining non-recurring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

Shown below is a breakdown of charges by segment; these charges have not been allocated to reportable segments:

(Amounts in thousands)         Restructuring        Non-recurring      Total
-------------------------------------------------------------------------------
North America Transportation     $ 9,661              $13,576        $ 23,237
North America Other               51,810               51,046         102,856
Europe                             7,900                4,789          12,689
International                      2,836                4,841           7,677
Financial Services                   900                2,504           3,404
-------------------------------------------------------------------------------
Total                            $73,107              $76,756        $149,863
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

                                    [39 Snap-on Incorporated 1998 Annual Report]

Quarterly Financial Information

Unaudited

(Amounts in thousands except per share data)    1998         1997         1996
--------------------------------------------------------------------------------
Net sales
First quarter                               $  426,429   $  375,299   $  344,364
Second quarter                                 442,176      409,231      384,554
Third quarter                                  427,272      391,162      347,202
Fourth quarter                                 476,760      496,523      409,159
--------------------------------------------------------------------------------
                                            $1,772,637   $1,672,215   $1,485,279
================================================================================

Gross profit
First quarter                               $  211,545   $  192,967   $  173,829
Second quarter                                 204,690      207,667      194,129
Third quarter                                  151,526      199,294      176,478
Fourth quarter                                 195,553      243,900      206,348
--------------------------------------------------------------------------------
                                            $  763,314   $  843,828   $  750,784
================================================================================

Net earnings (loss)
First quarter                               $   33,926   $   33,854   $   29,650
Second quarter                                  22,661       38,971       34,528
Third quarter                                  (72,460)**    35,514       30,765
Fourth quarter                                  11,094***    42,027       36,508
--------------------------------------------------------------------------------
                                               $(4,779)    $150,366     $131,451
================================================================================

Earnings (loss) per weighted
average common share - basic*
First quarter                               $      .57   $      .56   $      .49
Second quarter                                     .38          .64          .56
Third quarter                                    (1.23)**       .58          .51
Fourth quarter                                     .19***       .69          .60
--------------------------------------------------------------------------------
                                            $     (.08)  $     2.47   $     2.16
================================================================================

Earnings (loss) per weighted
average common share - diluted*
First quarter                               $      .56   $      .55   $      .48
Second quarter                                     .38          .63          .56
Third quarter                                    (1.23)**       .58          .50
Fourth quarter                                     .19***       .68          .59
--------------------------------------------------------------------------------
                                            $     (.08)  $     2.44   $     2.13
================================================================================

* Adjusted for the three-for-two stock split in 1996. Earnings per share are calculated on a quarterly basis and, as such, the amounts may not total calculated full-year earnings (loss) per share.
** Third quarter 1998 results include $130.6 million of pre-tax restructuring and other non-recurring charges ($95.0 million after taxes). The aggregate earnings per share impact of these items was $1.59 after taxes.
*** Fourth quarter 1998 results include $19.3 million of pre-tax restructuring and other non-recurring charges ($12.7 million after taxes) and a $14.1 million reduction in inventory ($9.0 million after taxes). The aggregate earnings per share impact of these items was $.37 per diluted share and $.37 per basic share.

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