Form 10-K405, Exhibit 13
period 2000-01-01
SNAP ON INC
filed 2000-03-29
CIK 91440

Snap-on Incorporated 1999 Annual Report                                       17


Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

          OVERVIEW: Snap-on Incorporated is a leading global developer, manufacturer, marketer and distributor of tool, diagnostic and equipment solutions for professional tool users in transportation service, industrial and other commercial applications worldwide. Snap-on's mission is to delight its customers by providing productivity-enhancing, innovative products, services and solutions. The Corporation has two business segments: Global Transportation, which serves the worldwide dealer van channel, and Global Operations, which is the Company's worldwide non-dealer tool and equipment products business. The Corporation offers financing for the purchase of products primarily through its 50%-owned financial services joint venture and, in certain instances, through a captive credit subsidiary. Product lines include hand and power tools, diagnostics and shop equipment, tool storage, diagnostics software and repair information, and other related services. Snap-on goes to market with multiple brands and through multiple channels of distribution.

          CONSOLIDATED RESULTS: Net sales in 1999 increased 9.8% to a record $1.946 billion over the $1.773 billion posted in 1998. It was the eighth consecutive year of record sales for the Corporation. Comparable organic sales growth increased 5%, driven primarily by revenue gains in its Global
Transportation segment and in the North American portion of its Global Operations segment. Increases in unit volumes were the primary contributor to the increase in organic growth in 1999. Acquisitions, net of divestitures, contributed an additional 7% to growth, partially offset by a 1% decline from the sale of emissions-testing equipment and a 1% decline from the translation of foreign-currency-denominated results into U.S. dollars. In 1998, net sales rose 6.0%. Excluding the results of acquisitions completed in 1998, sales declined approximately 1%. The unanticipated difficulties encountered in implementing the Corporation's new enterprisewide computer system, weakness in the Asia/Pacific region and difficult comparisons against 1997, which contained an unusually high level of emissions-testing equipment sales and was a 53-week year, affected sales growth in 1998. Additionally, currency translations impacted sales negatively by 1% in 1998.

(Amounts in thousands
  except per share data)                   1999           1998           1997
--------------------------------------------------------------------------------
Sales                                   $1,945,621     $1,772,637     $1,672,215
Net earnings (loss)                        127,227         (4,779)       150,366
Earnings (loss) per common
  share - basic                              $2.18          $(.08)         $2.47
Earnings (loss) per common
  share - diluted                            $2.16          $(.08)         $2.44


          In 1999, net earnings of the Corporation were $127.2 million, or $2.16 in earnings per share - diluted. This compares with a net loss in 1998 of $4.8 million, or $.08 per share. Included in 1999 net earnings is an after-tax charge of $23.3 million, or $.40 per share - diluted, for restructuring and other non-recurring items associated with the Corporation's restructuring initiative, Project Simplify, launched in September 1998 (see page 20, Restructuring and Other Charges). In 1998, the net loss included an after-tax charge of $107.6 million, or $1.82 per share - diluted, for restructuring and other non-recurring items related to Project Simplify. Net earnings excluding these restructuring and other non-recurring items was up 46.7% in 1999. The improvement in 1999 net earnings, before the impact of the restructuring and other non-recurring charges, was driven primarily by the increase in operating earnings from the Global Transportation and Global Operations segments. Operating earnings from these segments increased to $189.1 million, or 9.7% of net sales, compared with $118.1 million, or 6.7% of net sales in 1998. This increase was due to cost savings realized from Project Simplify activities, an improvement in productivity, and growth in net sales. The net loss in 1998 was due to the restructuring and other non-recurring costs associated with implementing Project Simplify and to the increased costs and lost sales associated with the unanticipated difficulties of aligning internal processes with a new enterprisewide computer system. In addition, there were higher costs related to the increased organizational complexity of the company - the result of numerous acquisitions over the preceding six years. In 1997, the Corporation had $150.4 million in net earnings, or $2.44 in earnings per share - diluted, the result of higher sales, particularly from emissions-related product, and improved margins due to lower operating expenses as a percent of sales.

          COSTS AND PROFIT MARGINS: The gross profit margin increased to 46.1% in 1999, compared with 43.1% in 1998. It was 50.5% in 1997. The improvement in 1999 was related primarily to cost savings from Project Simplify actions and improved leverage from the higher level of sales, partially offset by a shift in business mix, related primarily to the acquisition of the Bahco Group AB ("Bahco"), and expense related to the discontinuance of emissions-testing equipment. Bahco, compared to the Corporation's historical profile, has both a lower gross profit margin and lower operating expenses as a percent of net sales, which result from its focus on sales to distributors. Included in the cost of goods sold in 1999 were $16.6 million of non-recurring charges. The decline in the 1998 gross margin was due to a change in business mix resulting from several equipment acquisitions and a less favorable

18                                       Snap-on Incorporated 1999 Annual Report
product mix. Also negatively impacting 1998 were higher costs related to the shipping of hand tools as a result of the difficulties in implementing the Corporation's new computer system. Included in 1998 cost of goods sold were $60.6 million of non-recurring charges related to Project Simplify and a $14.1 million reduction in inventory related to the conversion to the new computer system. Sales per employee, a common measurement of productivity, increased 4% in 1999 following an increase of 1% in 1998.

Margin Analysis
---------------

1995  -  1,292 Net sales in $ millions
      -  51.3% Gross profit margin
      -  9.7%  Earnings margin from reportable segments

1996  -  1,485 Net  sales  in $  millions
      -  50.5% Gross  profit  margin
      -  10.5% Earnings margin from reportable segments

1997  -  1,672 Net  sales  in $  millions
      -  50.5% Gross  profit  margin
      -  11.6% Earnings margin from reportable segments

1998  -  1,773 Net sales in $ millions
      -  43.1% Gross profit margin
      -  6.7%  Earnings margin from reportable segments

1999  -  1,946 Net sales in $ millions
      -  46.1% Gross profit margin
      -  9.7%  Earnings margin from reportable segments

          Total operating expenses as a percent of net sales decreased to 37.2% in 1999 from 39.8% in 1998. It was 38.9% in 1997. The decline in 1999 resulted primarily from Project Simplify actions to streamline activities and lower costs throughout the Corporation. Also contributing to the decrease was a shift in the business mix related to the acquisition of Bahco, partially offset by acquisition-related charges. The increase in 1998 was due primarily to lower productivity and higher costs for additional labor and freight because of difficulties associated with the new computer system. These higher costs, along with the influence of acquisitions, caused total operating expenses to increase $55.6 million over 1997. Research and engineering costs for the development of new and improved products, as well as process improvements, are included in operating expenses. These costs were $50.2 million, $48.6 million and $46.5 million in 1999, 1998 and 1997. In 1999, approximately 300 new products were launched. More than 10% of total sales in 1999 were generated from the sale of products introduced during the prior 12 months.

Operating Expenses as
a Percent of Net sales
----------------------
     1995 - 41.6
     1996 - 40.0
     1997 - 38.9
     1998 - 39.8
     1999 - 37.2

Research & Development
    in $ millions
----------------------
     1995 - 34
     1996 - 42
     1997 - 47
     1998 - 49
     1999 - 50

          SEGMENT RESULTS: During the fourth quarter of 1999, the Corporation adopted a new management organization structure, which changed the manner in which it reports its operating segments. The following review reflects the new organizational structure and does not include the allocation by reportable segment of the restructuring and other non-recurring charges. See Note 15 for additional information, including a more complete description of the segments.

(Amounts in thousands)                     1999           1998           1997
--------------------------------------------------------------------------------
Net sales from external customers
Global Transportation                   $1,050,922     $1,009,863     $1,001,078
Global Operations                          894,699        762,774        671,137
--------------------------------------------------------------------------------
Total from reportable segments          $1,945,621     $1,772,637     $1,672,215
================================================================================
Earnings
Global Transportation                   $  120,020     $   90,169     $  130,646
Global Operations                           69,107         27,896         63,000
--------------------------------------------------------------------------------
Total from reportable segments          $  189,127     $  118,065     $  193,646
================================================================================


          Net sales in Global Transportation, the Corporation's business serving the dealer van channel worldwide, increased 4.1%, driven primarily by continued strength in the dealer channel in North America and a 1% average increase in selling price. Increased dealer productivity led to a 6% sales increase in North America. A sales gain in the Asia/Pacific region was partially offset by a currency-impacted sales decline in Europe. Sales of hand and power tools, tool storage and handheld diagnostics scan tools increased in 1999, partially resulting from the successful introduction of new products. Among the new products were a more powerful impact wrench, new soft-grip screwdrivers, new tool storage products and upgraded diagnostics software. Operating earnings increased 33.1% in 1999, benefiting from lower costs as a result of Project Simplify actions and the absence of the additional costs in 1998 arising from the computer-conversion difficulties, an improved product mix, and the higher level of sales. The 0.9% sales increase in 1998 over 1997 was due to an improvement in North American dealer sales, partially offset by a decline in sales of emissions-testing equipment and lost sales arising from difficulties in implementing the Corporation's new enterprisewide computer system. Currency translation negatively impacted sales growth by 1% in 1998. Higher costs and lower productivity associated with operating the business during the difficulties of implementing the new computer system contributed to the 31.0% decline in

Snap-on Incorporated 1999 Annual Report                                       19


operating earnings in 1998. These higher costs included additional freight and labor in an effort to improve customer order fill rates and distribution services hampered by the computer conversion. Sales in 1997 benefited from the launch of several large emissions programs, the successful introduction of new products and an additional week in the accounting period. Operating earnings in 1997 benefited from the increase in sales, improvements in productivity and expense control, higher selling prices, and the additional week in the accounting period.

          Net sales in Global Operations, the Corporation's business operations serving the direct sales and distributor sales channels, increased 17.3% in 1999. The increase was due to the Bahco acquisition, the contribution of businesses acquired in 1998, growth in sales to industrial customers and incremental sales to new-car dealerships from equipment facilitation programs for vehicle manufacturers, partially offset by soft equipment sales and negative currency effects in Europe. Currency translation negatively impacted segment sales growth by 2%. Excluding acquisitions and the negative currency impact, sales increased 3% in 1999. Operating earnings increased 147.7% in 1999 due to cost savings from Project Simplify actions, the absence of the costs in 1998 related to the enterprisewide computer systems conversion, improved productivity and expense control, improving profitability in Europe, and the higher level of sales. Sales increased 13.7% in 1998 due to the contribution from newly acquired businesses and the addition of new products, such as cordless power tools, new shop management software and a line of palm sanders. The increase was partially offset by the difficulties in shipping tools to industrial customers because of the computer systems conversion and a decline in sales of emissions-testing equipment to distributors and national accounts. Currency translation negatively affected sales growth by 1% for the year. Excluding the impact of acquisitions and currency translation, sales declined 3% in 1998. Operating earnings in 1998 declined 55.7% because of higher costs and increased organizational complexity related to the acquired businesses, the increased costs associated with the operational difficulties of the computer conversion and reduced profitability in European equipment operations. In 1997, sales benefited from high levels of emissions-testing equipment, new products and an additional week in the accounting period. Operating income benefited from the higher sales, partially offset by changes in the business mix resulting from acquired businesses.

          NET FINANCE INCOME: Net finance income declined 8.3% to $60.5 million, resulting primarily from a change in format of the Corporation's financial services business, partially offset by higher growth in originations of extended credit installment receivables and the introduction of new credit services, such as dealer finance programs and van leasing. The Corporation uses its financing programs to facilitate the sales of products. In seeking to reduce the asset intensity resulting from its financing activities, the Corporation established a joint venture with Newcourt Financial USA Inc. ("Newcourt") in January 1999, to provide financial services to the Corporation's global dealer and customer network through a limited liability company known as Snap-on Credit LLC ("the LLC"), 50% owned by each company. As a result of the establishment of the joint venture, the Corporation effectively outsourced to the LLC its captive credit function, previously managed by a wholly owned subsidiary, Snap-on Credit Corporation.

(Amounts in thousands)                 1999             1998             1997
--------------------------------------------------------------------------------
Net finance income                   $60,476          $65,933          $71,891


          The operations were established initially in the United States and are being expanded globally. As part of the transition, the Corporation repurchased $337.0 million of its previously securitized installment receivables and $68.3 million of dealer finance loan receivables, and then sold them to Newcourt. In addition, in a separate transaction, the remaining on-balance sheet U.S. portfolio of extended credit installment receivables, equipment lease receivables and dealer loan receivables were sold to Newcourt for an aggregate sale price of $141.1 million, resulting in a pre-tax gain of approximately $40 million. Newcourt has the right to put back to the Corporation the unpaid portion of the extended credit installment receivables portfolio based on the same pricing formula. As a result, this gain is being recognized over a two-year period.

          In 1998, net finance income declined 8.3% to $65.9 million after having increased 11.9% in 1997 to $71.9 million. The decrease in 1998 reflects an increase in securitization of installment receivables.

          As part of its efforts to improve asset efficiency, the Corporation sold $48.5 million in extended credit installment receivables and $29.4 million of dealer finance receivables in 1998. In 1997, a total of $125.0 million of extended credit installment receivables was sold. The effect of these asset securitizations was a decline in net finance income offset by a corresponding decline in related interest expense. The proceeds of the securitization and receivables sales were used to pay down short-term debt and for working capital and other general corporate purposes.

          The higher net finance income in 1997 was the result of increases in extended credit installment receivables and benefits from programs to control related costs.

20                                       Snap-on Incorporated 1999 Annual Report

          RESTRUCTURING AND OTHER CHARGES: In the third quarter of 1998, the Corporation's board of directors approved Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations to make the Corporation's business operations simpler and more effective.

          The expected $185 million in total charges for the 18-month program included the cost of closing facilities, employee severance costs associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs. The Corporation expected to realize annual cost savings of approximately $60 million from the initiative, with one-half of the savings expected to be realized in 1999.

          Project Simplify was essentially completed and fully provided for as of January 1, 2000. The Corporation achieved its original targets of closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs of inventory, along with the consolidation of certain business units. Total charges for Project Simplify, which are composed of restructuring charges and other non-recurring charges, amounted to $187.1 million. This amount consists of $67.1 million of restructuring charges and $120.0 million of other non-recurring charges. Approximately 65% of the total charges were non-cash with the remaining costs requiring cash outflows which were provided from operations.

          The Corporation recorded in its Consolidated Statements of Earnings, $37.2 million in 1999 and $149.9 million in 1998 in pre-tax charges related to Project Simplify actions. The Corporation achieved its target of realizing $30 million in cost savings in 1999 and the Corporation expects to meet its target of approximately $60 million in total annual cost savings in 2000.

          During 1999, the Corporation recorded pre-tax charges of $37.2 million. This charge consists of $43.2 million of additional other non-recurring charges, partially offset by $6.0 million of previously recorded restructuring reserves, which were no longer needed and reversed.

          The composition of the Corporation's restructuring charge activity for the year ended January 1, 2000, was as follows:

                                           Restructuring                                          Restructuring
                                           Reserves as of      Reversal of                        Reserves as of
(Amounts in thousands)                     January 2, 1999      Reserves         Cash Payments    January 1, 2000
-----------------------------------------------------------------------------------------------------------------
Expenditures for
  severance and other exit costs               $16,505          $  (902)           $(11,103)          $4,500
Charges for warranty provisions                  9,660           (5,065)             (4,595)               -
-----------------------------------------------------------------------------------------------------------------
Total restructuring reserves                   $26,165          $(5,967)           $(15,698)          $4,500
=================================================================================================================


          As part of the Corporation's restructuring efforts, charges of $15.5 million were recorded in 1998 for severance and $7.6 million for non-cancelable lease agreements on facilities to be closed and other exit costs associated with Project Simplify. As of January 1, 2000, 1,029 employees of an estimated 1,100 have separated from the Corporation, and severance payments of $7.1 million were made during 1999. Severance costs for worldwide salaried and hourly employees relate to facility closures, elimination of staffing redundancies and operational streamlining. The elimination of the remaining positions is expected by the end of the first quarter of 2000. As of January 1, 2000, the Corporation has remaining restructuring reserves of $4.5 million for expected severance, non-cancelable lease agreements on facilities to be closed and other exit costs.

          Also, as part of the restructuring efforts, the Corporation recorded a charge in the amount of $9.7 million in 1998 to provide additional warranty support, at no cost to the customer, for products already sold, relating to the elimination of discontinued business units and their product lines. During 1999, the Corporation made $4.6 million in cash payments under these warranties. The extended warranty period expired in 1999 and the remaining reserve of $5.1 million was reversed. The warranty reserve has been included in Cost of Goods Sold - Discontinued Products while all remaining restructuring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

          As part of Project Simplify, the Corporation recorded other non-recurring charges in the amount of $120.0 million. These charges include the elimination of $55.7 million of discontinued SKUs of inventory, costs to resolve certain legal matters in the amount of $18.7 million, which represents attorneys' fees and, in some cases, the likely cost to settle certain disputes which predated the commencement of Project Simplify, the discontinuance of an emissions-testing equipment line of $16.9 million and other non-recurring costs in the amount of $28.7 million.

Snap-on Incorporated 1999 Annual Report                                       21


          During 1999, the Corporation recorded other non-recurring charges of $43.2 million. A total of $4.8 million was recorded for the discontinuance of SKUs of inventory. This initiative is an effort to reduce the transaction costs and working capital intensity of the Corporation's product offering and refocus on high-volume growth products. The Corporation also recorded $16.9 million in charges for the discontinuance of an emissions-testing equipment line as part of the Corporation's refocus on high-volume growth products.

          In 1999, additional other non-recurring charges in the amount of $21.5 million consisted of employee incentives of $1.5 million, relocation costs of $10.9 million and professional services of $9.1 million. In 1998, additional other non-recurring charges in the amount of $7.2 million consisted of $2.5 million of accelerated depreciation of computer equipment that was abandoned during the fourth quarter, employee incentives of $1.0 million, relocation costs of $1.2 million and professional services of $2.5 million. The non-recurring charges related to the reduction of SKUs and discontinuance of product lines have been included as part of Cost of Goods Sold - Discontinued Products, while the remaining non-recurring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

          OTHER INCOME AND EXPENSES: Interest expense for 1999 was $27.4 million, an increase of $6.1 million compared with 1998. This increase is due to higher average levels of debt outstanding, as a result of the Bahco acquisition. Other income in 1999 included a gain on the sale of a 15% interest in Mitchell Repair Information Company, LLC ("MRIC"), a subsidiary of the Corporation, and a modest gain on the net effect of a currency hedge on the purchase price commitment for the acquisition of Bahco. Other expense in 1998 was attributable primarily to a gain on the sale of a European manufacturing facility and lower foreign currency transaction losses, offset by the deduction for the minority interest in MRIC. Other expense in 1997 related primarily to the deduction for the minority interest in connection with the Corporation's 50% ownership of MRIC and a loss from foreign currency transactions.

(Amounts in thousands)                  1999              1998            1997
--------------------------------------------------------------------------------
Interest expense                     $(27,358)         $(21,254)       $(17,654)
Interest income                         1,217             1,169           1,163
Other income (expense)                 11,665            (3,210)        (10,370)
--------------------------------------------------------------------------------
Total other expense                  $(14,476)         $(23,295)       $(26,861)
================================================================================

          INCOME TAXES: The Corporation's effective tax rate in 1999 and 1998, excluding restructuring and other non-recurring charges, was 36.0%, compared with 37.0% in 1997. The reported effective tax rate for 1999 was 35.7% and for 1998 was 144.1%. For additional information about the Corporation's tax position and activities, see Note 7.

          FOURTH QUARTER: Net sales for the fourth quarter of 1999 were $566.7 million, an increase of 18.9% compared with the same period in 1998. The growth in sales benefited from strong dealer sales in North America and the contribution from Bahco. Excluding Bahco and a negative 2% impact from currency translation, net sales increased 5% for the quarter.

          Net earnings were $27.4 million, an increase of 146.8% compared with the $11.1 million earned in 1998. Earnings per diluted share were $.47 compared with $.19 in the prior year. Earnings in 1999 included $22.9 million in pre-tax restructuring and other non-recurring charges, or $.24 per share after tax. The $22.9 million comprises $16.9 million for the discontinuance of an emissions-testing equipment line, $4.8 million for the discontinuance of SKUs of inventory, $7.2 million for other non-recurring costs ($0.4 million of employee incentives, $3.9 million of relocation costs and $2.9 million in professional services) less the reversal of reserves no longer needed of $6.0 million. Earnings for the fourth quarter of 1998 included $19.3 million of restructuring and other non-recurring charges pre-tax, or $.21 per share after tax. The $19.3 million comprises $2.6 million of additional restructuring charges ($0.6 million for the write-down of assets of discontinued operations and $2.0 million of additional severance), $6.7 million of other non-recurring costs ($2.5 million of accelerated depreciation on abandoned computer equipment, $1.0 million for employee incentives, $1.2 million for relocation costs and $2.0 million of professional services) and a $10.0 million reversal of LIFO benefit on the reduction of SKUs. This benefit was originally taken at the inception of Project Simplify. However, since projected inventory reductions were not achieved, the benefit was reversed. The increase in 1999 earnings and earnings per share was largely due to cost savings from the Corporation's simplification actions, the reduction in restructuring and other non-recurring charges, the increased level of sales, and a pre-tax gain of $7.1 million from the sale of a 15% interest in MRIC (see further discussion in Other Matters, Divestitures), partially offset by expense related to the discontinuance of emissions-testing equipment and acquisition-related charges. In 1998, earnings included a pre-tax gain on the sale of a European facility, gains related to the sale of installment receivables and pension curtailment benefits related to the Corporation's restructuring actions.

22                                       Snap-on Incorporated 1999 Annual Report

          FOREIGN CURRENCY: The Corporation operates in a number of countries and, as a result, is exposed to changes in exchange rates. Most of these exposures are managed on a consolidated basis to take advantage of natural offsets through netting. To the extent that the net exposures are hedged, forward contracts are used. Refer to Note 8 for a discussion of the Corporation's accounting policies for the use of derivative instruments.

Financial Condition

          OVERVIEW: The Corporation's financial condition remains solid and the Corporation has the resources necessary to meet future anticipated funding needs. The Corporation has historically funded its growth through a combination of cash provided by operating activities and debt financing. Net cash provided by operating activities amounted to $235.6 million in 1999, $75.0 million in 1998 and $194.9 million in 1997. Net debt financing amounted to $274.2 million in 1999, $148.8 million in 1998 and $2.8 million in 1997. As of January 1, 2000, the ratio of total debt to total capital increased to 43.3% from 30.8% at the end of 1998. The increase in 1999 was due primarily to the cash purchase of Bahco, which was funded through debt assumption and an expansion of an existing commercial paper credit facility.

Return on Net Assets Employed
Before Interest and Taxes
-----------------------------
in percent
1995 - 21.1
1996 - 24.4
1997 - 25.1
1998 - 15.2*
1999 - 20.5*
*Excludes restructuring and other non-recurring charges

Net Cash Provided
by Operating Activities
-----------------------
in $ millions
1995 - 173
1996 - 136
1997 - 195
1998 - 75
1999 - 236

          LIQUIDITY: The Corporation's working capital in 1999 increased $131.8 million to $753.6 million, compared with a decrease of $47.4 million in 1998. The increase in working capital was due primarily to the impact of the Bahco acquisition completed during 1999. The sale of installment receivables during 1998 more than offset the negative effects of acquisitions and increased working capital requirements, primarily inventories. The ratio of current assets to current liabilities on January 1, 2000, was 2.7 to 1, compared with 2.4 to 1 at the end of 1998. Cash and cash equivalents were $17.6 million at year-end 1999, compared with $15.0 million at the end of 1998.

          Accounts receivable increased $62.9 million as a result of the Bahco acquisition. Excluding that impact, accounts receivable declined $9.5 million at year-end 1999, compared with year-end 1998. In 1998, accounts receivable increased $15.1 million, the result of acquisitions partially offset by the installment receivables securitization program discussed previously and in Note
5. Exclusive of the asset securitizations effected in 1998, receivables increased by $14.2 million due primarily to acquisitions. At the end of 1999, installment receivables represented approximately 13% of the Corporation's total accounts receivable, compared with 29% at year-end 1998. The majority of accounts receivable at year-end 1999 included those from dealers, industrial customers and governments. Total write-offs for bad debts represented 2.2% of average accounts receivable in 1999, compared with 2.1% in 1998, reflecting a slightly more difficult environment for credit collections. The Corporation's bad-debt ratio remains significantly below that of the credit industry.

          Inventories at year-end 1999 increased $79.4 million to $454.8 million, compared with year-end 1998, primarily reflecting the acquisition of Bahco. Excluding the effect of Bahco, inventories declined $2.3 million. For 1998, inventories increased by $2.2 million, primarily because of acquisitions.

(Amounts in thousands)                         1999                  1998
--------------------------------------------------------------------------------
Current assets                             $1,206,341            $1,079,832
Current liabilities                           452,749               458,053
--------------------------------------------------------------------------------
Working capital                            $  753,592            $  621,779
Current ratio                                2.7 to 1              2.4 to 1
--------------------------------------------------------------------------------

          Short-term debt at the end of 1999 was $22.3 million, a decline from $93.1 million at the end of 1998. Current maturities of long-term debt were $4.4 million and $2.2 million at year-end 1999 and 1998. At year-end 1999, the Corporation had $498.7 million, compared with $100.0 million at year-end 1998, in short-term commercial notes payable outstanding that were classified as long-term, since it is the Corporation's intent, and it has the ability, to refinance this debt on a long-term basis, supported by its revolving credit facility. During 1999, the Corporation completed $600 million of multi-currency revolving credit facilities to support its commercial paper program. A $200 million credit

Snap-on Incorporated 1999 Annual Report                                       23

facility is effective for a five-year term and terminates August 2004. A $400 million credit facility is a 364-day arrangement with a one-year term-out option, which allows the Corporation the capability to elect to borrow under the credit facility for an additional year after termination date. At the end of 1999, there were no borrowings under either revolving credit commitment. The Corporation has on file a $300 million shelf registration that allows the Corporation to issue from time to time up to $300 million of unsecured indebtedness. Of this amount, $100.0 million aggregate principal amount of its notes has been issued to the public.

          These sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, make acquisitions, repurchase common stock and pay dividends. The Corporation's high credit rating over the years has ensured that external funds are available at a reasonable cost. At the end of 1999, the Corporation's long-term debt was rated Aa3 by Moody's Investor Service and A+ by Standard & Poor's. The Corporation believes the strength of its balance sheet provides the financial flexibility to respond to both internal growth opportunities and those available through acquisition.

          CAPITAL EXPENDITURES/DEPRECIATION AND AMORTIZATION: Capital expenditures for 1999 were $35.4 million, a decrease of $11.4 million from the $46.8 million in 1998. Investments for the year included additional upgrades to the Corporation's computer systems and the normal addition, replacement and upgrade of manufacturing and distribution facilities and equipment. The Corporation anticipates that capital expenditures in 2000 will total $55 million to $60 million.

Total Debt to Total Capital
---------------------------
in percent
1995 - 18.5
1996 - 17.3
1997 - 16.4
1998 - 30.8
1999 - 43.3

Total Capital
-------------
in $ millions
1995 -   921
1996 - 1,001
1997 - 1,067
1998 - 1,102
1999 - 1,455

          Depreciation for 1999 was $41.3 million, an increase of $6.5 million over the $34.8 million in 1998. In 1997, depreciation was $29.7 million. The growth in both 1999 and 1998 was driven by increased capital spending in 1997 and 1996, and by the inclusion of acquired businesses. Amortization expense in 1999 was $14.1 million, up $3.9 million over 1998's $10.2 million. In 1997, amortization was $8.7 million. Acquisitions accounted for the higher expense in both 1999 and 1998.

(Amounts in thousands)                       1999          1998           1997
--------------------------------------------------------------------------------
Capital expenditures                       $35,390       $46,779        $55,442
Depreciation                                41,298        34,801         29,724
Amortization                                14,067        10,184          8,653
--------------------------------------------------------------------------------

         DIVIDENDS: At its June 1999 meeting, the board of directors declared a 4.5% increase in the quarterly dividend on the Corporation's common stock, raising the annual dividend rate to $.92 per share. The Corporation has paid consecutive quarterly dividends since 1939.

                                             1999          1998           1997
--------------------------------------------------------------------------------
Cash dividends paid (in thousands)         $52,671       $50,977        $49,888
Cash dividends paid
  per common share                         $   .90       $   .86         $  .82
Cash dividends paid
  as a % of net income                        41.4%          N/M           33.2%
--------------------------------------------------------------------------------
N/M = not meaningful

          STOCK REPURCHASE PROGRAM: At its January 1999 meeting, the board of directors authorized the repurchase of up to $50.0 million of the Corporation's common stock. This action followed the board's authorization in 1998 to repurchase up to $100.0 million of common stock and its authorization in 1997 for up to $100.0 million of common stock. At the end of 1999, all of the 1999 authorization and substantially all of the 1998 authorization remained available, or approximately $150 million. In addition, an authorization by the board of directors is currently in effect to repurchase common shares of the Corporation in an amount equivalent to the number of shares issued in connection with the exercise of employee and dealer stock purchase programs, options and other similar issuances. The Corporation repurchased 492,800 shares of its common stock in 1999, 2,279,400 shares in 1998 and 986,333 shares in 1997. Since 1995, the Corporation has repurchased 8,570,083 shares.

24                                       Snap-on Incorporated 1999 Annual Report

Other Matters

          ACQUISITIONS: During 1999, the Corporation acquired Bahco, formerly known as Sandvik Saws and Tools, from Sandvik AB for approximately $380 million in a cash purchase transaction. The purchase included a number of brand names and trademarks, facilities, and certain other assets and liabilities. Bahco is a manufacturer and supplier of professional hand tools, including saws and other cutting implements, files, wrenches, pliers, screwdrivers and pruning tools. Bahco primarily utilizes outside distributors to sell its products. The
Corporation expects the acquisition to be modestly accretive in 2000. Also during 1999, the Corporation acquired the remaining 40% of MRIC that it did not previously own for $51.0 million, and the full ownership of three additional businesses for an additional aggregate cash purchase price of $22.9 million.

          During 1998, the Corporation acquired full or partial ownership of five new business operations and an additional 10% interest in MRIC for an aggregate cash purchase price of $79.5 million. Each of the acquisitions provided the Corporation with a complementary product line, new customer relationships, access to additional distribution and/or extended geographic reach.

          DIVESTITURES: During the fourth quarter of 1999, the Corporation sold a 15% interest in MRIC to Genuine Parts Company ("GPC") in support of an alliance to enhance and expand the e-business efforts of both companies. The combined effort unites the replacement-parts catalog and online order interface and procurement capabilities of GPC's Automotive Parts Group with the online repair information, "voice and view" diagnostics help, labor rates and shop management capabilities of MRIC.

          YEAR 2000 COMPLIANCE: The Corporation has not experienced any significant century date-related issues. Based on information currently known to it, the Corporation believes that all critical areas of its business are Year 2000 compliant. The Corporation's Year 2000 efforts focused on ensuring that its information systems, embedded systems, third-party systems and products would achieve a Year 2000 date conversion with no disruption to the Corporation's business operations and that contingency plans were developed to address most likely worst case scenarios. Information systems, critical third-party suppliers and date-related issues, if any, will continue to be monitored and contingency plans will remain in place.

          The Corporation projected that the total expenditures for all of its Year 2000 compliance activities would not exceed $5.4 million. Through the end of 1999, the Corporation spent $4.7 million on Year 2000 issues, with funding provided by cash flows from operations. The Corporation does not anticipate any further significant expenditures for these or other Year 2000 compliance activities.

          ACCOUNTING STANDARDS: In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. The Corporation is currently evaluating the impact of this pronouncement.

          VALUE AT RISK: The Corporation uses derivative instruments to manage well-defined interest rate and foreign currency exposures and to limit the impact of interest rate and foreign currency rate changes on earnings and cash flows. The Corporation does not use derivative instruments for trading purposes.

          The Corporation utilizes a Value-at-Risk ("VAR") model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange-sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. The Corporation's computations are based on the interrelationships among movements in various currencies and interest rates (variance/co-variance technique). These interrelationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

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

          The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at January 1, 2000, was $0.2 million on interest rate-sensitive financial instruments and $1.2 million on foreign currency-sensitive financial instruments.

          The VAR model is a risk management tool and does not purport to represent actual losses in fair value that will be incurred by the Corporation, nor does it consider the potential effect of favorable changes in market factors.

Snap-on Incorporated 1999 Annual Report                                       25


          EURO CONVERSION: On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency - the euro. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be used, and legacy currencies will be withdrawn from circulation. The Corporation's operating subsidiaries affected by the euro conversion have developed plans to address the systems and business issues affected by the euro currency conversion. These issues include, among others, (i) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions, and (ii) the competitive impact of cross-border price transparency, which may affect pricing strategies. The Corporation does not expect this conversion to have a material impact on its financial condition or results of operations.

          OUTLOOK: Overall, the Corporation believes that the fundamental trends affecting its business remain sound. During 2000, the Corporation's investment will be focused on technology and people to capture internal growth opportunities and realize additional benefits from its simplification efforts and recent acquisitions. Emphasis will remain on the Corporation's traditional growth drivers: developing new, innovative products and services; enhancing the delivery of value to its customers; and reinforcing its strong brand recognition. The Corporation also expects to focus efforts on further strengthening financial returns and cash flow and to continue to develop its e-commerce initiatives.

          As a result of the Corporation's emphasis on core product lines and the Bahco acquisition, the mix of products is expected to be approximately 60% tools and 40% equipment. Also, as a result of the Bahco acquisition, sales outside the United States are expected to be approximately 40% of total sales.

          The Corporation has set as its long-term financial targets the attainment of 10% average annual sales growth, 15% average annual growth in earnings per share and a 20% return on average equity for 2000. In addition, the Corporation believes its effective tax rate in 2000 will increase to 36.5% as a result of the additional amortization of goodwill arising from the Bahco acquisition.

          "SAFE HARBOR": Statements in this document that are not historical facts, including statements that (i) include the words "believes," "expects," "anticipates," or "estimates" or words of similar importance with reference to the Corporation or management; (ii) are specifically identified as forward-looking; or (iii) describe the Corporation's or management's future plans, objectives or goals, are forward-looking statements. The Corporation or its representatives may also make similar forward-looking statements from time to time orally or in writing. The Corporation cautions the reader that these statements are subject to risks, uncertainties and other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of those factors are discussed below, as well as elsewhere in this document, and in the Corporation's Securities and Exchange Commission filings. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Corporation's ability to meet its performance objectives and to achieve results that may be described in any forward-looking statement is dependent upon both macro-environmental factors and factors related specifically to the Corporation or the industries in which it participates. These include, but are not limited to, the following: the Corporation's ability to withstand external negative factors, including changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments or their agencies; significant changes in the current competitive environment; general economic weakness; inflation; currency exchange fluctuations or the material worsening of economic or political situations around the world; the degree of the Corporation's success in executing its multiple brands/multiple channels strategy on a global basis and in integrating its acquisitions; the maintenance of the positive relationship that currently exists between the Corporation and its franchisees; the Corporation's ability to retain franchisees and to recruit new franchisees; the continuation of good relations with the Corporation's employees; the Corporation's ability to manufacture, distribute and/or record the sale of products during any computer systems-related changes or upgrades; and the ability to grow through successful identification, negotiation and integration of new acquisitions, joint ventures or strategic alliances.

          The Corporation operates in a continually changing business environment, and new factors emerge from time to time. The Corporation cannot predict such factors, nor can it assess the impact, if any, of such factors on the Corporation, or its results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Corporation disclaims any responsibility to update any forward-looking statement provided in this document.

26                                       Snap-on Incorporated 1999 Annual Report



Consolidated Statements of Earnings

(Amounts in thousands except per share data)                          1999             1998             1997
----------------------------------------------------------------------------------------------------------------
Net sales                                                         $1,945,621        $1,772,637       $1,672,215
Cost of goods sold                                                (1,032,836)         (948,761)        (828,387)
Cost of goods sold - non-recurring charges                           (16,598)          (60,562)               -
Operating expenses                                                  (723,658)         (705,811)        (650,182)
Net finance income                                                    60,476            65,933           71,891
Restructuring and other non-recurring charges                        (20,592)          (89,301)               -
Interest expense                                                     (27,358)          (21,254)         (17,654)
Other income (expense) - net                                          12,882            (2,041)          (9,207)
----------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                         197,937            10,840          238,676
Income taxes                                                          70,710            15,619           88,310
----------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                               $  127,227        $   (4,779)      $  150,366
================================================================================================================


Earnings (loss) per weighted average common share - basic         $     2.18        $     (.08)      $     2.47
Earnings (loss) per weighted average common share - diluted       $     2.16        $     (.08)      $     2.44
----------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding - basic                    58,494            59,220           60,845
Effect of dilutive options                                               383                 -              841
----------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding - diluted                  58,877            59,220           61,686
----------------------------------------------------------------------------------------------------------------
The accompanying Notes are an integral part of these statements.

Snap-on Incorporated 1999 Annual Report                                       27



Consolidated Balance Sheets

(Amounts in thousands except share data)                             Jan. 1, 2000           Jan. 2, 1999
--------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                             $   17,617             $   15,041
Accounts receivable, less allowance for
  doubtful accounts of $27.8 million in
  1999 and $29.2 million in 1998                                         617,645                554,703
Inventories                                                              454,841                375,436
Prepaid expenses and other assets                                        116,238                134,652
--------------------------------------------------------------------------------------------------------
Total current assets                                                   1,206,341              1,079,832

Property and equipment - net                                             362,598                272,030
Deferred income tax benefits                                              54,652                 60,139
Intangible and other assets                                              526,231                262,919
--------------------------------------------------------------------------------------------------------

Total assets                                                          $2,149,822             $1,674,920
========================================================================================================

Liabilities and shareholders' equity
Current liabilities
Accounts payable                                                      $  146,422             $   89,442
Notes payable and current maturities of
  long-term debt                                                          22,349                 93,117
Accrued compensation                                                      57,540                 42,105
Dealer deposits                                                           48,251                 42,421
Deferred subscription revenue                                             42,056                 34,793
Accrued restructuring reserves                                             4,500                 26,165
Other accrued liabilities                                                131,631                130,010
--------------------------------------------------------------------------------------------------------
Total current liabilities                                                452,749                458,053

Long-term debt                                                           607,476                246,644
Deferred income taxes                                                     26,989                  9,587
Retiree health care benefits                                              91,391                 89,124
Pension liability                                                         96,238                 75,040
Other long-term liabilities                                               49,718                 34,205
--------------------------------------------------------------------------------------------------------
Total liabilities                                                      1,324,561                912,653

Shareholders' equity
Preferred stock - authorized 15,000,000
  shares of $1 par value; none outstanding                                     -                      -
Common stock - authorized 250,000,000 shares of $1
  par value; issued 66,729,457 and 66,685,169 shares                      66,729                 66,685
Additional paid-in capital                                                62,292                117,384
Retained earnings                                                        957,763                883,207
Accumulated other comprehensive income (loss)                            (35,814)               (30,231)
Grantor stock trust at fair market value -
  6,677,450 and 6,924,019 shares                                        (177,373)              (241,042)
Treasury stock at cost - 1,505,339 and 1,016,224 shares                  (48,336)               (33,736)
--------------------------------------------------------------------------------------------------------

Total shareholders' equity                                               825,261                762,267
--------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                            $2,149,822             $1,674,920
========================================================================================================
The accompanying Notes are an integral part of
  these statements.

28                                       Snap-on Incorporated 1999 Annual Report

Consolidated Statements of Shareholders' Equity and Comprehensive Income

                                                                             Accumulated
                                                    Additional                  Other         Grantor                      Total
(Amounts in thousands except              Common     Paid-in     Retained    Comprehensive     Stock       Treasury    Shareholders'
 share data)                              Stock      Capital     Earnings    Income (Loss)     Trust        Stock          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996              $65,972    $ 66,506    $838,484      $(13,930)     $       -    $(128,871)      $828,161

Comprehensive income:
  Net earnings for 1997                                           150,366
  Foreign currency translation                                                  (16,455)
Total comprehensive income                                                                                                 133,911
Cash dividends - $.82 per share                                   (49,887)                                                 (49,887)
Issuance of 19,764 shares under
  dividend reinvestment plan                   20         804                                                                  824
Issuance of 480,446 shares under
  stock purchase and option plans             480      10,940                                                               11,420
Purchase of 986,333 shares for
  treasury                                                                                                  (42,324)       (42,324)
Reissuance of 216,570 shares
  from treasury                                         2,380                                                 5,524          7,904
Tax benefit from certain
  stock options and other items                         2,128                                                                2,128
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                 66,472      82,758     938,963       (30,385)            -      (165,671)       892,137

Comprehensive income:
  Net loss for 1998                                                (4,779)
  Foreign currency translation                                                    2,694
  Minimum pension liability                                                      (2,540)
Total comprehensive income (loss)                                                                                           (4,625)
Cash dividends - $.86 per share                                   (50,977)                                                 (50,977)
Issuance of 33,620 shares under
  dividend reinvestment plan                   34         839                                                                  873
Issuance of 179,422 shares under
  stock purchase and option plans             179       6,055                                                                6,234
Establishment of grantor stock trust
  with 7,100,000 shares from treasury                  36,547                                 (255,156)     218,609              -
Issuance of 175,981 shares from
  grantor stock trust under stock
  purchase and option plans                                                                      3,774                       3,774
Purchase of 2,279,400 shares for
  treasury                                                                                                  (90,357)       (90,357)
Reissuance of 119,489 shares from
  treasury                                                336                                                 3,683          4,019
Tax benefit from certain
  stock options and other items                         1,189                                                                1,189
Adjustment of grantor stock trust
  to fair market value                                (10,340)                                  10,340                           -
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                 66,685     117,384     883,207       (30,231)      (241,042)     (33,736)       762,267

Comprehensive income:
  Net earnings for 1999                                           127,227
  Foreign currency translation                                                   (5,441)
  Minimum pension liability                                                        (142)
Total comprehensive income                                                                                                 121,644
Cash dividends - $.90 per share                                   (52,671)                                                 (52,671)
Issuance of 38,809 shares under
  dividend reinvestment plan                   39       1,210                                                                1,249
Issuance of 5,479 shares under stock
  compensation plan                             5         172                                                                  177
Issuance of 246,569 shares from
  grantor stock trust under stock
  purchase and option plans                                                                      6,930                       6,930
Purchase of 492,800 shares for
  treasury                                                                                                  (14,711)       (14,711)
Reissuance of 3,685 shares from
  treasury                                                  3                                                   111            114
Tax benefit from certain
  stock options and other items                           262                                                                  262
Adjustment of grantor stock trust
  to fair market value                                (56,739)                                  56,739                           -
------------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 2000                $66,729    $ 62,292    $957,763      $(35,814)     $(177,373)   $ (48,336)      $825,261
====================================================================================================================================
The accompanying Notes are an
  integral part of these statements.

Snap-on Incorporated 1999 Annual Report                                       29



Consolidated Statements of Cash Flows

(Amounts in thousands)                                                    1999           1998          1997
---------------------------------------------------------------------------------------------------------------
Operating activities
Net earnings (loss)                                                     $127,227      $  (4,779)     $ 150,366
Adjustments to reconcile net earnings (loss)
  to net cash provided by operating activities:
         Depreciation                                                     41,298         34,801         29,724
         Amortization of intangibles                                      14,067         10,184          8,653
         Deferred income tax provision                                    16,313         13,125         11,814
         (Gain) loss on sale of assets                                    (1,325)        (7,312)           114
         (Gain) on disposition of business                                (4,359)             -              -
         Charges due to restructuring and other
           non-recurring charges                                          23,255        107,628              -
Changes in operating assets and liabilities,
  net of effects of acquisitions:
         Decrease in receivables                                          21,628         11,789        133,171
         (Increase) in inventories                                        (5,749)       (28,937)       (87,502)
         (Increase) decrease in prepaid and other assets                  41,990         35,775        (21,188)
         Increase (decrease) in accounts payable                           7,429        (13,400)       (16,562)
         (Decrease) in accruals and other liabilities                    (46,170)       (83,843)       (13,696)
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                235,604         75,031        194,894

Investing activities
Capital expenditures                                                     (35,390)       (46,779)       (55,442)
Acquisitions of businesses - net of cash acquired                       (440,654)       (79,543)       (62,947)
Disposition of business                                                   21,300              -              -
Disposal of property and equipment                                         6,467         16,680          2,159
---------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (448,277)      (109,642)      (116,230)

Financing activities
Payment of long-term debt                                                (48,734)        (3,543)        (7,802)
Increase in long-term debt                                                 6,770         48,221              -
Increase in short-term borrowings - net                                  316,171        104,165         10,579
Purchase of treasury stock - net                                         (14,600)       (86,674)       (36,800)
Proceeds from stock purchase and option plans                              8,621         12,405         16,752
Cash dividends paid                                                      (52,671)       (50,977)       (49,888)
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                      215,557         23,597        (67,159)

Effect of exchange rate changes on cash                                     (308)           376         (1,176)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           2,576        (10,638)        10,329
Cash and cash equivalents at beginning of year                            15,041         25,679         15,350
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                $ 17,617      $  15,041      $  25,679
===============================================================================================================
The accompanying Notes are an integral part
  of these statements.

30                                       Snap-on Incorporated 1999 Annual Report



Notes to Consolidated Financial Statements

Note 1    Summary of Accounting Policies

          A   summary of  significant   accounting   policies   applied  in  the
preparation of the accompanying consolidated financial statements follows:

          a. Nature of operations: The Corporation is a leading global developer, manufacturer and marketer of tool, diagnostic and equipment solutions for professional tool users. Product lines include hand tools, power tools, tool storage products, shop equipment, saws and cutting tools, pruning tools, under-hood diagnostics equipment, under-car equipment, emissions and safety equipment, collision repair equipment, vehicle service information and business management systems and services. The Corporation's customers include professional automotive technicians, shop owners, franchised service centers, national accounts, original equipment manufacturers, and commercial, industrial tool and equipment users worldwide.

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

          c. Principles of consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly owned with the exception of Mitchell Repair Information Company, LLC ("MRIC"), Texo S.r.l., Cartec GmbH and Snap-on Tools/PST Africa (Pty.) Ltd. Significant intercompany accounts and transactions have been eliminated. Snap-on Credit LLC ("the LLC") is an unconsolidated joint venture with Newcourt Financial USA Inc. ("Newcourt").

          d. Accounting period: The Corporation's accounting period ends on the Saturday nearest December 31. The 1999, 1998 and 1997 years ended on January 1, 2000, January 2, 1999, and January 3, 1998. The 1999 and 1998 years contained 52 weeks; 1997 was a 53-week year.

          e. Cash equivalents: The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

          f. Inventories: Inventories, consisting of manufactured products and merchandise for resale, are stated at the lower of cost or market. Manufactured products include the costs of materials, labor and manufacturing overhead. Inventories accounted for using the last-in, first-out (LIFO) method approximated 39% and 60% of total inventory as of year-end 1999 and 1998. Remaining inventories are generally determined using the first-in, first-out
(FIFO) cost method. For detailed inventory information, refer to Note 3.

          g. Property and equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Accelerated depreciation methods are used for income tax purposes. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use that are capitalized and amortized on a straight-line basis over periods not exceeding seven years. For detailed property and equipment information, refer to Note 4.

          h. Intangibles: During 1999, the Corporation acquired full ownership of the Bahco Group AB ("Bahco"), three other new business operations and the remaining 40% interest in MRIC for a net cash price of $440.7 million. During 1998, the Corporation acquired full or partial ownership of five new business operations and an additional interest in a business for an aggregate cash purchase price of $79.5 million. Pro forma results of operations for the Bahco acquisition are included in Note 2. Pro forma results of operations are not presented for all other acquisitions, as the effects of these acquisitions are not material individually or in aggregate.

          In the first quarter of 1997, the Corporation acquired a 50% interest in the MRIC business at a purchase price of $40.2 million. In the first quarter of 1998, the Corporation acquired an additional 10% interest in MRIC at a purchase price of $10.1 million. In 1999, the Corporation acquired the remaining 40% interest in MRIC at a purchase price of $51.0 million. In the fourth quarter of 1999, the Corporation sold a 15% interest in MRIC to Genuine Parts Company for $21.3 million.

          Goodwill and other intangibles arising from business acquisitions are included in Intangible and Other Assets in the accompanying Consolidated Balance Sheets and are being amortized over 13 to 40 years on a straight-line basis. Goodwill, net of accumulated amortization, was $389.2 million and $131.5 million at the end of 1999 and 1998. Goodwill amortization was $11.8 million, $8.5

Snap-on Incorporated 1999 Annual Report                                       31


million and $6.9 million for 1999, 1998 and 1997. Accumulated amortization of goodwill was $27.6 million and $16.0 million at the end of 1999 and 1998. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Should an impairment be identified, the loss would be measured as the difference between the current fair value of the asset and the carrying value. Intangibles also include patents and trademarks of $64.1 million and $41.0 million at year-end 1999 and 1998.

          i. Research and engineering: Research and engineering costs are charged to expense in the year incurred. For 1999, 1998 and 1997, these costs were $50.2 million, $48.6 million and $46.5 million.

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

          m. Net finance income: Net finance income consists of installment contract income, dealer start-up loan receivable income, and gains on the sale of receivables, as well as origination fees paid by the LLC based on the volume of installment receivables originated by the LLC, net of related administrative expenses.

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

          p. Accounting standards: In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. The Corporation is currently evaluating the impact of this pronouncement.

          q. Reclassified prior-year amounts: Certain prior-year amounts have been reclassified to conform with current-year presentation.

          r. Per share data: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Diluted earnings per share is the same as presented for basic earnings per share in periods where the effect is anti-dilutive (that is, the calculation results in increased earnings per share or reduces net loss per share). The Corporation had dilutive shares as of January 1, 2000, and January 3, 1998, of 383,200 and 840,841. As of January 2, 1999, the Corporation had shares that were anti-dilutive of 576,000 and are therefore not included in the 1998 calculations due to their anti-dilutive nature.

Note 2    Acquisition

          On September 30, 1999, the Corporation acquired the Sandvik Saws and Tools business, formerly a wholly owned operating unit of Sandvik AB. The Sandvik Saws and Tools business now operates as the Bahco Group AB. Bahco is a manufacturer and supplier of professional tool products and employs approximately 2,400 people. Of those, approximately 1,000 employees are in Sweden. Products are manufactured at 11 plants in Sweden, Germany, Portugal, France, England, the United States and Argentina.

32                                       Snap-on Incorporated 1999 Annual Report

          The acquisition is being accounted for as a purchase and the results of Bahco have been included in the accompanying consolidated financial statements since the date of acquisition. The total purchase price of approximately $380 million includes the purchase of facilities, a number of brand names and trademarks, and certain other assets and liabilities. The Corporation funded the acquisition through working capital and an expansion of an existing commercial paper credit facility.

          A preliminary goodwill allocation in accordance with the criteria established under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," has been performed. The cost of the acquisition has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed. This preliminary allocation results in goodwill of $215 million being recorded. The purchase price allocation will be finalized during 2000 upon completion of asset valuations and any post-closing purchase price adjustments.

          The preliminary allocation of the purchase price of $380 million, which includes direct acquisition costs of approximately $9 million, is as follows:

          (Amounts in millions)
          -------------------------------------------------------------
          Fair value of property and equipment                     $ 98
          Fair value of patents and trademarks                       25
          Other net assets acquired                                  42
          Goodwill                                                  215
          -------------------------------------------------------------
          Purchase price                                           $380
          =============================================================

Assigned useful lives are as follows:

          -------------------------------------------------------------
          Patents                                              13 years
          Trademarks                                           40 years
          Goodwill                                             40 years
          -------------------------------------------------------------

          The following unaudited pro forma summary gives effect to the acquisition of Bahco as if the acquisition had occurred on January 1, 1998, after giving effect to certain adjustments for depreciation, amortization, interest expense, and income taxes associated with the purchase method of accounting as performed at the time of the acquisition. The unaudited pro forma summary is based on historical financial data and on assumptions and adjustments that may be inherently subject to significant uncertainty and contingencies. It can be expected that some or all of the assumptions on which the following unaudited pro forma summary is based will prove to be inaccurate. As a result, the unaudited pro forma summary does not purport to represent what the Corporation's results of operations would have been if the acquisition of Bahco had occurred on January 1, 1998, and is not intended to project the Company's results of operations for any future period. The final purchase price allocation, when completed in 2000, will result in changes to the amount of recorded assets and goodwill included in the pro forma amounts.

(Amounts in thousands except
  per share data)                                      1999             1998
--------------------------------------------------------------------------------
Net sales:
  As reported                                       $1,945,621       $1,772,637
  Pro forma (unaudited)                              2,174,567        2,096,545
Net earnings (loss):
  As reported                                       $  127,227       $   (4,779)
  Pro forma (unaudited)                                123,709             (482)
Earnings (loss) per share - basic:
  As reported                                       $     2.18       $     (.08)
  Pro forma (unaudited)                                   2.11             (.01)
Earnings (loss) per share - diluted:
  As reported                                       $     2.16       $     (.08)
  Pro forma (unaudited)                                   2.10             (.01)


Note 3    Inventories

          The components of the Corporation's inventory were as follows:

(Amounts in thousands)                                   1999             1998
--------------------------------------------------------------------------------
Finished stock                                        $418,490         $359,358
Work in process                                         47,869           38,357
Raw materials                                           81,856           74,192
Excess of current cost over LIFO cost                  (93,374)         (96,471)
--------------------------------------------------------------------------------
Total inventory                                       $454,841         $375,436
================================================================================


Note 4    Property and Equipment

          The Corporation's property and equipment values, which are carried at cost, were as follows:

(Amounts in thousands)                                  1999             1998
--------------------------------------------------------------------------------
Land                                                  $ 26,753        $  19,572
Buildings and improvements                             207,959          175,385
Machinery and equipment                                454,089          388,862
--------------------------------------------------------------------------------
                                                       688,801          583,819
Less: accumulated depreciation                        (326,203)        (311,789)
--------------------------------------------------------------------------------
Property and equipment - net                          $362,598         $272,030
================================================================================


          The estimated service lives of property and equipment are principally as follows:

          ------------------------------------------------------
          Buildings and improvements               3 to 50 years
          Machinery and equipment                  2 to 15 years
          Computer software                        2 to  7 years
          Transportation vehicles                  2 to  6 years
          ------------------------------------------------------

Snap-on Incorporated 1999 Annual Report                                       33


Note 5    Receivables

          Accounts receivable include installment receivable amounts that are due beyond one year from balance sheet dates. These amounts were approximately $8.5 million and $16.5 million at the end of 1999 and 1998. Gross installment receivables amounted to $98.4 million and $176.9 million at the end of 1999 and 1998. Of these amounts, $16.0 million and $17.3 million represented unearned finance charges at the end of 1999 and 1998.

          On January 3, 1999, the Corporation established a joint venture with Newcourt to provide financial services to the Corporation's global dealer and customer network through a limited liability company known as Snap-on Credit LLC ("the LLC"). As a result of the establishment of the joint venture, the Corporation effectively outsourced to the LLC its captive credit function. The captive credit function was previously managed by the Corporation's wholly owned subsidiary, Snap-on Credit Corporation.

          The LLC is the preferred provider of financial services to the Corporation's global dealer and customer network. The Corporation receives income from fees paid by the LLC. The fees are based primarily upon the volume of installment receivables originated by the LLC. Newcourt provides services and expertise to the LLC with a view toward increasing originations by the LLC. Newcourt is paid a fee by the LLC for such services. The management fee paid to Newcourt is also based primarily on the volume of installment receivables originated by the LLC. Newcourt receives warehousing and securitization fees from the LLC in connection with the purchased receivables.

          On January 4, 1999, CreditCorp SPC, LLC ("CreditCorp"), whose sole member is Snap-on Financial Services, Inc., repurchased previously sold loans from a third-party financial institution and then sold to Newcourt this entire pool of $337.0 million of interest-bearing installment accounts receivable and $68.3 million of dealer finance loan receivables. In addition, in a separate transaction, CreditCorp sold to Newcourt its entire remaining on-balance sheet portfolio of U.S. installment accounts receivable, including existing extended credit installment receivables, equipment lease receivables and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pre-tax gain of approximately $40 million. Newcourt has the right to put back to the Corporation the unpaid portion of the extended credit installment receivable portfolio based on the same pricing formula. As a result, this gain is being recognized over a two-year period. The Corporation continues to provide financing internationally through its dealer and customer network.

          Prior to January 4, 1999, and since 1997, CreditCorp sold to various financial institutions, under agreements, dealer loan receivables, extended credit installment receivables and equipment lease receivables that were secured by the underlying inventory, tools or equipment financed. Generally, the recourse provisions for securitizations as they existed at year-end required the Corporation to provide for the deficiency, if any, that results from the repossession and subsequent sale of collateral in a default situation. The Corporation does not receive collateral from any party to the securitizations, nor does it have any risk of counterparty non-performance.

          During 1998, the Corporation sold the U.S. equivalent of $29.4 million of secured dealer loan receivables, $54.1 million of equipment lease receivables with no recourse, and $27.6 million of equipment lease receivables with limited recourse to third-party financial institutions.

          During 1997, the Corporation sold the U.S. equivalent of $31.5 million of secured dealer loan receivables, $50.9 million of equipment lease receivables with no recourse, and $86.7 million of equipment lease receivables with limited recourse to third-party financial institutions.

          CreditCorp had entered into a facility that provided for the sale, with limited recourse, of an undivided interest in a pool of secured extended credit installment receivables to a third-party financial institution. At the end of 1998 and 1997, $337.0 million and $300.0 million of interest-bearing installment receivables were outstanding under this facility on a revolving basis. The agreement for revolving purchases terminated in January 1999.

          All transactions were reflected as sales of accounts receivable in the accompanying Consolidated Balance Sheets and as increases to operating cash flows in the accompanying Consolidated Statements of Cash Flows. The gains on these sales are included in net finance income on the accompanying Consolidated Statements of Earnings.

34                                       Snap-on Incorporated 1999 Annual Report

Note 6    Short-term and Long-term Debt

          Notes payable to banks under bank lines of credit totaled $17.9 million and $34.9 million at the end of 1999 and 1998.

          Commercial notes payable totaled $498.7 million and $156.0 million at the end of 1999 and 1998. At the end of 1999, this payable was classified as long-term debt, since it is the Corporation's intent, and it has the ability (supported by $600.0 million of long-term revolving credit facilities), to refinance the debt on a long-term basis. In 1998, the first $100.0 million of commercial notes payable was classified as long-term debt, and the remainder was considered short-term debt.

          In August 1999, the Corporation arranged $600 million of multicurrency revolving credit facilities to support its commercial paper program. A $200 million revolving credit facility is effective for a five-year term and terminates on August 23, 2004. A $400 million credit facility is a 364-day facility with a one-year term-out option that terminates on August 23, 2000. The term-out option allows the Corporation to elect to borrow under the credit facility for an additional year after the termination date. At the end of 1999 and 1998, the Corporation was in compliance with all covenants of the revolving credit facilities, and there were no borrowings under either revolving credit commitment.

          The average commercial paper and bank notes outstanding was $243.0 million in 1999 and $165.2 million in 1998. The weighted average interest rate on these instruments was 5.3% in 1999 and 5.6% in 1998. As of January 1, 2000, and January 2, 1999, commercial paper and bank notes outstanding had a weighted average interest rate of 6.0% and 6.3%.

          The Corporation's long-term debt consisted of the following:

(Amounts in thousands)                                   1999           1998
--------------------------------------------------------------------------------
Senior unsecured indebtedness                         $100,000        $100,000
Borrowings supported by a
  revolving credit commitment                          498,725         100,000
Canadian long-term debt                                      -          39,210
Other long-term debt                                    13,143           9,679
--------------------------------------------------------------------------------
                                                       611,868         248,889
Less: current maturities                                (4,392)         (2,245)
--------------------------------------------------------------------------------
Total long-term debt                                  $607,476        $246,644


          The annual maturities of the Corporation's long-term debt due in the next five years are $4.4 million in 2000, $303.2 million in 2001, $2.6 million in 2002, $1.6 million in 2003, and $200.0 million in 2004.

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

          At the end of 1998, the Corporation had a Cdn$60.0 million (equivalent of U.S. $39.2 million) five-year floating rate loan outstanding. The loan requires payment of interest quarterly based on the Canadian Bankers Acceptance rate plus 17.5 basis points. This loan was paid off during the fourth quarter of 1999.

          Interest payments on debt and on other interest-bearing obligations were $27.4 million, $20.9 million and $17.5 million for 1999, 1998 and 1997.


Note 7    Income Taxes

          Earnings before income taxes consisted of the following:

(Amounts in thousands)                  1999             1998              1997
--------------------------------------------------------------------------------
U.S.                                  $171,538        $(12,128)         $210,966
Foreign                                 26,399          22,968            27,710
--------------------------------------------------------------------------------
Total                                 $197,937        $ 10,840          $238,676
================================================================================





         The provision for income taxes consisted of the following:

(Amounts in thousands)                  1999             1998              1997
--------------------------------------------------------------------------------
Current:
  Federal                              $38,189         $31,516           $60,551
  Foreign                               13,945           8,078             7,555
  State                                  5,411           3,701             8,390
--------------------------------------------------------------------------------
Total current                           57,545          43,295            76,496

Deferred:
  Federal                                9,750         (25,067)            8,493
  Foreign                                1,428             769             1,865
  State                                  1,987          (3,378)            1,456
--------------------------------------------------------------------------------
Total deferred                          13,165         (27,676)           11,814
--------------------------------------------------------------------------------
Total income tax provision             $70,710         $15,619           $88,310
================================================================================

Snap-on Incorporated 1999 Annual Report                                       35


          A reconciliation of the Corporation's effective income tax rate to the statutory federal tax rate follows:

                                                        1999      1998     1997
--------------------------------------------------------------------------------
Statutory federal income tax rate                       35.0%     35.0%    35.0%
Increase (decrease) in tax rate resulting from:
  State income taxes, net of federal benefit             2.4       3.0      2.8
  Foreign sales corporation tax benefit                 (1.2)     (1.7)    (1.2)
  Restructuring and other non-recurring charges         (0.3)    108.1        -
  Other                                                 (0.2)     (0.3)     0.4
--------------------------------------------------------------------------------
Effective tax rate                                      35.7%    144.1%    37.0%
================================================================================

          Temporary differences that give rise to the net deferred tax benefit are as follows:

(Amounts in thousands)                                      1999             1998             1997
-----------------------------------------------------------------------------------------------------
Current deferred income tax benefits:
  Inventories                                             $ 18,366         $ 21,309         $ 18,294
  Accruals and reserves not currently deductible            32,796           24,702           26,820
  Restructuring and other non-recurring accruals             3,431           23,379                -
Other                                                        4,987           (2,551)            (491)
-----------------------------------------------------------------------------------------------------
Total current (included in prepaid expenses)                59,580           66,839           44,623

Long-term deferred income tax benefits:
  Employee benefits                                         66,672           61,870           61,017
  Net operating losses                                      27,593           38,300           23,277
  Depreciation                                             (41,645)         (21,721)         (22,363)
  Restructuring and other non-recurring accruals            (3,034)           2,638                -
Other                                                        2,228           (1,163)          (3,398)
Valuation allowance                                        (24,151)         (29,372)         (14,658)
-----------------------------------------------------------------------------------------------------
Total long-term                                             27,663           50,552           43,875
-----------------------------------------------------------------------------------------------------
Net deferred income tax benefit                           $ 87,243         $117,391         $ 88,498
=====================================================================================================


          At January 1, 2000, the Corporation had tax net operating loss carryforwards ("NOLs") totaling $82.4 million as follows:

(Amounts in millions)                              U.S.       Foreign     Total
--------------------------------------------------------------------------------
Year of expiration:
  2000 - 2002                                     $   -        $ 8.0      $ 8.0
  2003 - 2006                                      21.4          9.4       30.8
  2007 - 2011                                         -          0.1        0.1
  Indefinite                                          -         43.5       43.5
--------------------------------------------------------------------------------
                                                  $21.4        $61.0      $82.4
================================================================================

          A valuation allowance totaling $24.2 million, $29.4 million and $14.7 million in 1999, 1998 and 1997 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in this valuation allowance is $3.3 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

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

          The undistributed earnings of all subsidiaries were $112.8 million, $121.7 million and $117.0 million at the end of 1999, 1998 and 1997. The Corporation does not expect that additional income taxes will be incurred on future distributions of such earnings and no deferred income taxes have been provided for the distribution of these earnings to the parent company.

          The Corporation made income tax payments of $26.4 million, $66.2 million and $76.0 million in 1999, 1998 and 1997.





Note 8    Financial Instruments

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

36                                       Snap-on Incorporated 1999 Annual Report

          At January 1, 2000, the Corporation had outstanding foreign exchange forward contracts totaling $194.1 million comprising $107.2 million in euros, $48.9 million in British pounds, $15.7 million in Canadian dollars, $18.1 million in Swedish kronor, $2.3 million in Singaporean dollars, $1.2 million in Australian dollars, and $0.7 million in Norwegian kroner. At January 2, 1999, the Corporation had outstanding foreign exchange forward contracts totaling $113.9 million comprising $23.0 million in British pounds, $10.0 million in Canadian dollars, $21.7 million in German marks, $3.5 million in Spanish pesetas, $5.9 million in French francs, $21.5 million in Italian liras, $12.1 million in Dutch guilders, $3.7 million in Australian dollars, $2.7 million in Singaporean dollars, and $9.8 million in Irish punts.

          INTEREST RATE SWAP AGREEMENTS: The Corporation enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differentials paid or received on interest rate agreements are accrued and recognized as adjustments to interest expense. Gains and/or losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

          The Corporation has interest rate swap agreements in place to pay fixed interest rates in exchange for floating interest rate payments. At January 1, 2000, and January 2, 1999, the notional principal amount outstanding of these agreements was $100.0 million and $167.0 million.

          CREDIT CONCENTRATIONS: The Corporation is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. The Corporation does not anticipate non-performance by the counterparties. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better.

          While the Corporation sells primarily to professional technicians and shop owners, the Corporation's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

          FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Corporation to disclose the fair value of financial instruments for both on- and off-balance sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value for financial instruments:

             Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to the Corporation adjusted for credit quality, cost and profit factors. As of January 1, 2000, and January 2, 1999, the fair value was approximately $93.0 million and $168.9 million versus a book value of $82.4 million and $159.6 million.

             Interest rate swap agreements: The fair value of the agreements was based on a quote from the financial institution with which the Corporation executed the transactions. As of January 1, 2000, the Corporation would have realized a gain of $1.3 million upon termination of the agreements. As of January 2, 1999, the Corporation would have realized a loss of $6.1 million upon termination of the agreements.

             All other financial instruments: The carrying amounts approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts and other financial instruments.


Note 9    Pension Plans

          The Corporation has several noncontributory pension plans covering most U.S. employees and certain employees in foreign countries. The Corporation also has foreign contributory plans covering certain foreign employees. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. The Corporation recognizes retirement plan expenses in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and contributes amounts to the plans, with most using the actuarially computed entry age normal cost method, which includes, in certain defined retirement benefit plans, amortization of past service cost over a maximum of 30 years.

          The Corporation has several non-U.S. subsidiary pension plans that do not report pension expense in accordance with SFAS No. 87, as these plans and the related pension expense are not material.

Snap-on Incorporated 1999 Annual Report                                       37


          The   Corporation's   net  pension  expense   included  the  following
components:

(Amounts in thousands)                          1999         1998        1997
--------------------------------------------------------------------------------
Service cost - benefits
  earned during year                         $ 18,744     $ 15,865     $ 14,630
Interest cost on projected benefits            33,996       29,653       28,047
Less: actual return on plan assets            (37,235)     (39,551)     (76,768)
Curtailment gain                               (3,277)      (2,731)           -
Net amortization and deferral:
  Actual return on plan assets in
    excess of projected return                   (599)       5,532       46,641
Amortization of net
  assets at transition                         (1,207)      (1,268)      (1,193)
Other                                           1,317        1,096        1,170
--------------------------------------------------------------------------------
Net pension expense                          $ 11,739     $  8,596     $ 12,527
================================================================================


          The status of the Corporation's pension plans was as follows:

(Amounts in thousands)                                      1999         1998
--------------------------------------------------------------------------------
Change in projected benefit obligation
Benefit obligation at beginning of year                  $ 492,076     $405,666
Service cost                                                18,744       15,865
Interest cost                                               33,996       29,653
Plan amendments                                              1,415        1,159
Benefits paid                                              (20,275)     (19,264)
Plan participant contributions                                 387          461
Curtailment gain                                            (3,277)      (2,731)
Effect of plan reorganizations                               4,718            -
Effect of business acquisitions                             26,995            -
Effect of divestitures                                      (2,935)           -
Actuarial (gain) loss                                      (60,471)      61,267
--------------------------------------------------------------------------------
Benefit obligation at end of year                          491,373      492,076
--------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year             503,962      467,835
Actual return on plan assets                                36,320       48,212
Contributions by employer                                    6,680        6,718
Contributions by plan participants                             387          461
Effect of plan reorganizations                               4,401            -
Effect of business acquisitions                             (1,740)           -
Effect of divestitures                                      (3,421)           -
Benefits paid                                              (19,849)     (19,264)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                   526,740      503,962
--------------------------------------------------------------------------------
Funded status                                               35,367       11,886
Unrecognized net assets at year-end                         (3,925)      (4,757)
Unrecognized net gain from
  experience different than assumed                       (130,305)     (76,530)
Unrecognized prior service cost                              9,456        9,272
--------------------------------------------------------------------------------
Net amount recognized                                    $ (89,407)    $(60,129)
================================================================================


(Amounts in thousands)                                      1999         1998
--------------------------------------------------------------------------------
Amounts recognized in the consolidated
  balance sheets consist of:
  Prepaid benefit cost                                   $  19,665     $ 16,383
  Accrued benefit liability                               (112,161)     (79,532)
  Intangible asset                                             407          480
  Accumulated other comprehensive income                     2,682        2,540
--------------------------------------------------------------------------------
Net amount recognized                                    $ (89,407)    $(60,129)
================================================================================


          The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:

                                                               1999         1998
--------------------------------------------------------------------------------
Discount rate used to determine
  present value of projected benefit
  obligation at end of year                                    7.4%         7.0%
Expected long-term rate of return
  on plan assets for the year                                  9.3%         9.0%
Expected rate of increase in future
  compensation levels                                          4.9%         5.0%


          Plan assets are stated at market value and primarily consist of corporate equities and various debt securities.

          The Corporation has pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets. At the end of 1999 and 1998, the Corporation had two such plans with an aggregate accumulated benefit obligation of $15.1 million and $13.3 million with no plan assets.


Note 10   Retiree Health Care

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

          For employees retiring under the comprehensive major medical plans, contributions are required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per-retiree annual cost commitment by the Corporation. Most employees hired since 1994 are required to pay the full cost. The Corporation does not fund the retiree health care plans.

38                                       Snap-on Incorporated 1999 Annual Report

          The Corporation recognizes postretirement health care expense in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

          The Corporation's net postretirement health care benefits expense included the following components:

(Amounts in thousands)                       1999          1998          1997
--------------------------------------------------------------------------------
Net periodic cost
Service cost - benefits attributed
  to service during the period              $2,012        $1,966        $1,945
Interest cost on accumulated
  postretirement benefit obligation          5,900         5,494         5,467
Curtailment gain                              (206)         (403)            -
Amortization of unrecognized
  net gain                                     (71)         (572)         (527)
--------------------------------------------------------------------------------
Net postretirement health
  care expense                              $7,635        $6,485        $6,885
================================================================================


          The status of the Corporation's U.S. postretirement plans was as follows:

(Amounts in thousands)                                     1999          1998
--------------------------------------------------------------------------------
Change in projected benefit obligation
Benefit obligation at beginning of year                  $ 83,551      $ 77,780
Service cost                                                2,012         1,966
Interest cost                                               5,900         5,494
Plan participants' contributions                            1,020           656
Benefits paid                                              (6,135)       (4,378)
Curtailment gain                                             (206)         (403)
Actuarial loss                                             (2,988)        2,436
--------------------------------------------------------------------------------
Benefit obligation at end of year                          83,154        83,551
================================================================================
Change in plan assets
Fair value of plan assets at beginning of year                  -             -
Plan participants' contributions                            1,020           656
Contributions by employer                                   5,115         3,722
Benefits paid                                              (6,135)       (4,378)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                        -             -
--------------------------------------------------------------------------------
Funded status                                             (83,154)      (83,551)
Unrecognized actuarial gain                               (12,949)      (10,032)
--------------------------------------------------------------------------------
Postretirement liability                                 $(96,103)     $(93,583)
================================================================================


          The accumulated postretirement benefit obligation at the end of 1999 consists of a current liability of $4.7 million and a long-term liability of $91.4 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at the end of 1999 and 7.0% at the end of 1998.

          The actuarial calculation assumes a health care trend rate of 7.0% in 2000, decreasing gradually to 4.5% in the year 2005 and thereafter.

          As of January 1, 2000, a one percentage point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.2 million and the service cost and interest cost components by $0.1 million. Conversely, a one percentage point decrease in the health care cost trend rate for future years would decrease the accumulated postretirement benefit obligation by $1.1 million and the service cost and interest cost components by $0.1 million.


Note 11   Stock Options and Purchase Plans

          The Corporation has a stock option plan for directors, officers and key employees, with expiration dates on the options ranging from 2000 to 2009. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted. Under the plan, certain executives received restricted stock or share units with vesting tied to the meeting of certain Project Simplify initiatives.

          Non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of the Corporation's stock. Directors may elect to defer receipt of all or part of these shares. For 1999, 1998 and 1997, shares issued under the Directors' Fee Plan totaled 5,846, 5,060 and 3,008. Additionally, receipt of 6,886, 3,951 and 3,226 shares was deferred in 1999, 1998 and 1997. At January 1, 2000, shares totaling 246,353 were reserved for issuance to directors under this plan.

          Employees of the Corporation are eligible to participate in an employee stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 1999, 1998 and 1997, shares issued under the employee stock ownership plan totaled 53,082, 81,114 and 120,978. At January 1, 2000, shares totaling 656,409 were reserved for issuance to employees under this plan, and the Corporation held contributions of approximately $1.2 million for the purchase of common stock.

          Franchised dealers are eligible to participate in a dealer stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 1999, 1998 and 1997, shares issued under the dealer stock ownership plan totaled 65,630, 117,825 and 133,679. At January 1, 2000, shares totaling 447,529 were reserved for issuance to franchised dealers under this plan, and the Corporation held contributions of approximately $1.9 million for the purchase of common stock.

Snap-on Incorporated 1999 Annual Report                                       39


          Under the dividend reinvestment and stock purchase plan, participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits new investors and current shareholders to make additional contributions. For 1999, 1998 and 1997, shares issued under the dividend reinvestment and stock purchase plan totaled 38,809, 33,620 and 19,764. At January 1, 2000, shares totaling 1,906,661 were available for purchase under this plan.

          The Corporation continues to account for stock-based compensation plans in accordance with APB Opinion No. 25. The fair value of each option grant was estimated as of the date of grant using an option pricing model. The Corporation used the following weighted average assumptions, under the Black-Scholes option pricing model, for options granted in 1999, 1998 and 1997: expected volatility of 32.1%, 21.2% and 17.9%; risk-free interest rates of 4.7%, 5.5% and 6.4%; dividend yield of 2.5%, 2.5% and 2.8%; and expected option lives of 5.6 years, 5.8 years and 5.8 years. If the Corporation had elected to recognize compensation ost for stock-based compensation consistent with the methodology prescribed by SFAS No. 123, net earnings (loss) and earnings (loss) per share for 1999, 1998 and 1997 would have changed to the following pro forma amounts:

(Amounts in thousands
  except per share data)                     1999          1998           1997
--------------------------------------------------------------------------------
Net earnings (loss):
  As reported                              $127,227      $(4,779)       $150,366
  Pro forma                                 122,778       (7,896)        148,354
Earnings (loss) per share - diluted:
  As reported                              $   2.16      $  (.08)      $   2.44
  Pro forma                                    2.09         (.13)          2.41


          Stock option activity was as follows:


                                                    1999                          1998                          1997
                                                    ----                          ----                          ----
                                                          Weighted                      Weighted                       Weighted
                                                          Average                       Average                        Average
                                                          Exercise                      Exercise                       Exercise
                                           Options         Price         Options         Price          Options         Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period        2,398,136        $29.21       2,114,228        $25.37        2,007,423        $21.90
Granted                                     785,800         34.41         585,950         39.77          480,125         37.13
Exercised                                  (132,254)        22.27        (280,020)        21.84         (364,802)        21.64
Canceled                                    (74,215)        31.86         (22,022)        34.74           (8,518)        31.24
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period              2,977,467        $30.83       2,398,136        $29.21        2,114,228        $25.37
===============================================================================================================================
Exercisable at end of period              1,982,416        $28.31       1,641,296        $24.71        1,663,253        $22.18
Available for grant at end of period      1,796,233                     2,507,818                      3,071,746
-------------------------------------------------------------------------------------------------------------------------------

As calculated using the Black-Scholes option pricing model, the weighted average fair value of options granted during the years ended January 1, 2000, January 2, 1999, and January 3, 1998, were $9.64, $8.92 and $7.86. The following table summarizes information about stock options outstanding as of January 1, 2000:

                                                     1999 Options Outstanding                      1999 Options Exercisable
                                          ----------------------------------------------        -------------------------------
                                                            Weighted
                                                             Average            Weighted                           Weighted
                                                            Remaining           Average                            Average
                                            Number         Contractual          Exercise          Number           Exercise
Range of Exercise Prices                  Outstanding      Life (Years)          Price          Exercisable         Price
-------------------------------------------------------------------------------------------------------------------------------
$19 to $25                                 1,122,283           3.4               $21.38          1,122,283          $21.38
$25 to $31                                    53,059           6.1                29.84             53,059           29.84
$31 to $38                                 1,250,425           8.1                35.33            513,075           36.54
$38 to $46                                   551,700           8.1                39.95            293,999           40.15
-------------------------------------------------------------------------------------------------------------------------------
Totals                                     2,977,467           6.3               $30.83          1,982,416          $28.31
===============================================================================================================================

40                                       Snap-on Incorporated 1999 Annual Report

Note 12   Capital Stock

          Since 1995, the Corporation has undertaken stock repurchases from time to time to prevent dilution created by shares issued for employee and dealer stock purchase plans, stock options and other corporate purposes, as well as to repurchase shares when market conditions are favorable. At its January 1999 meeting, the board of directors authorized the repurchase of up to $50.0 million of the Corporation's common stock. This action followed the board's authorization in 1998 to repurchase up to $100.0 million of common stock and its authorization in 1997 for up to $100.0 million of common stock. At the end of 1999, all of the 1999 authorization and substantially all of the 1998 authorization remained available. The Corporation repurchased 492,800 shares of its common stock in 1999, 2,279,400 shares in 1998 and 986,333 shares in 1997. Since 1995, the Corporation has repurchased 8,570,083 shares.

          The  board of  directors  declared  on August  22,  1997,  a  dividend distribution of one preferred stock purchase right for each share of the Corporation's outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and-fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of the Corporation having a market value equivalent to two times the current purchase price. If the Corporation is acquired in a merger or other business combination not approved by the board of directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire the Corporation without approval of the Corporation's board of directors. The rights expire on November 3, 2007, and may be redeemed by the Corporation at a price of $.01 per right under certain circumstances.

          The Corporation created a Grantor Stock Trust ("GST") in 1998 that was subsequently amended. In conjunction with the formation of the GST, the Corporation sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders' equity or on the Corporation's Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the incentive stock program and employee and franchised dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, will vote the common stock held by the GST based on the terms set forth in the GST Agreement as amended. The GST is recorded as Grantor Stock Trust at Fair Market Value on the accompanying
Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital. At January 1, 2000, the GST held 6,677,450 shares of common stock.

Note 13   Commitments and Contingencies

          The Corporation has entered into certain operating lease agreements on facilities and computer equipment, which extend for varying amounts of time.

          The  Corporation's   lease  commitments  require  future  payments  as
follows:

          Year Ending                          (Amounts in thousands)
          -----------------------------------------------------------
          2000                                        $26,989
          2001                                         18,227
          2002                                         12,655
          2003                                          9,135
          2004                                          6,873
          2005 and thereafter                          20,454
          -----------------------------------------------------------


          Rent expense for worldwide facilities and computer equipment was $26.7 million, $22.7 million and $18.6 million in 1999, 1998 and 1997.

          Tejas Testing Technology One, L.C. and Tejas Testing Technology Two, L.C. ("the Tejas Companies"), former subsidiaries of the Corporation, previously entered into contracts with the Texas Natural Resources Conservation Commission ("TNRCC"), an agency of the state of Texas, to perform automotive emissions testing services. The Corporation guaranteed payment ("the Guaranty") of the Tejas Companies' obligations under a seven-year lease agreement in the amount of approximately $98.8 million plus an interest

Snap-on Incorporated 1999 Annual Report                                       41


factor, pursuant to which the Tejas Companies leased the facilities necessary to perform the contracts. The Guaranty was assigned to the lessor's lenders. The Tejas Companies agreed to indemnify the Corporation for any payments it must make under the Guaranty.

          The state of Texas subsequently terminated the emissions program and the Tejas Companies filed for bankruptcy. Under a settlement agreement approved by the U.S. Bankruptcy Court, the Corporation received $18.2 million in 1998, leaving a net receivable balance of $37.0 million. In September 1999, the Corporation received a $36.0 million cash payment in early and final settlement. As a result, the Corporation recorded a non-recurring $1.0 million charge against the $37.0 million net receivable previously included in the Consolidated Balance Sheets under Other Assets.

          In April 1996, the Corporation filed a complaint against SPX Corporation alleging infringement of the Corporation's patents and asserting claims relating to SPX's hiring of the former president of Sun Electric. SPX filed a counterclaim, alleging infringement of certain SPX patents. Upon the Corporation's request for reexamination, the U.S. Patent and Trademark Office initially rejected SPX's patents as invalid, but recently reconfirmed them. Neither the complaint nor the counterclaim contains specific allegations of damages; however, the parties' claims could involve multiple millions of dollars. It is not possible at this time to assess the outcome of any of the claims.

          The Corporation is involved in various legal matters, which are being defended and handled in the ordinary course of business. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on the Corporation's financial statements.

Note 14   Restructuring

          In the third quarter of 1998, the Corporation's board of directors approved Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations to make the Corporation's business operations simpler and more effective.

          The expected $185 million in total charges for the 18-month program included the cost of closing facilities, employee severance costs associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs. The Corporation expected to realize annual cost savings of approximately $60 million from the initiative, with one-half of the savings expected to be realized in 1999.

          Project Simplify was essentially completed and fully provided for as of January 1, 2000. The Corporation achieved its original targets of closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs of inventory, along with the consolidation of certain business units. Total charges for Project Simplify, which are composed of restructuring charges and other non-recurring charges, amounted to $187.1 million. This amount consists of $67.1 million of restructuring charges and $120.0 million of other non-recurring charges.

          The Corporation recorded in its Consolidated Statements of Earnings, $37.2 million in 1999 and $149.9 million in 1998 in pre-tax charges related to Project Simplify actions.

          During 1999, the Corporation recorded net pre-tax charges of $37.2 million. This charge consists of $43.2 million of additional other non-recurring charges, partially offset by $6.0 million of previously recorded restructuring reserves, which were no longer needed and reversed.

          The composition of the Corporation's restructuring charge activity for the year ended January 1, 2000, was as follows:

                                        Restructuring                                           Restructuring
                                        Reserves as of      Reversal of                         Reserves as of
(Amounts in thousands)                  January 2, 1999      Reserves       Cash Payments       January 1, 2000
---------------------------------------------------------------------------------------------------------------
Expenditures for severance
  and other exit costs                     $16,505           $  (902)         $(11,103)              $4,500
Charges for warranty provisions              9,660            (5,065)           (4,595)                   -
---------------------------------------------------------------------------------------------------------------
Total restructuring reserves               $26,165           $(5,967)         $(15,698)              $4,500
===============================================================================================================

42                                       Snap-on Incorporated 1999 Annual Report

          As part of the Corporation's restructuring efforts, charges of $15.5 million were recorded in 1998 for severance and $7.6 million for non-cancelable lease agreements on facilities to be closed and other exit costs associated with Project Simplify. As of January 1, 2000, 1,029 employees of an estimated 1,100 have separated from the Corporation, and severance payments of $7.1 million were made during 1999. Severance costs for worldwide salaried and hourly employees relate to facility closures, elimination of staffing redundancies and operational streamlining. The elimination of the remaining positions is expected by the end of the first quarter of 2000. As of January 1, 2000, the Corporation has remaining restructuring reserves of $4.5 million for expected severance, non-cancelable lease agreements on facilities to be closed and other exit costs.

          Also, as part of the restructuring efforts, the Corporation recorded a charge in the amount of $9.7 million in 1998 to provide additional warranty support, at no cost to the customer, for products already sold, relating to the elimination of discontinued business units and their product lines. During 1999, the Corporation made $4.6 million in cash payments under these warranties. The extended warranty period expired in 1999 and the remaining reserve of $5.1 million was reversed. The warranty reserve has been included in Cost of Goods Sold - Discontinued Products, while all remaining restructuring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

          As part of Project Simplify, the Corporation recorded other non-recurring charges in the amount of $120.0 million. These charges include the elimination of $55.7 million of discontinued SKUs of inventory, costs to resolve certain legal matters in the amount of $18.7 million, which represents attorneys' fees and, in some cases, the likely cost to settle certain disputes which predated the commencement of Project Simplify, the discontinuance of an emissions-testing equipment line of $16.9 million and other non-recurring costs in the amount of $28.7 million.

          During 1999, the Corporation recorded other non-recurring charges of $43.2 million. A total of $4.8 million was recorded for the discontinuance of SKUs of inventory. This initiative is an effort to reduce the transaction costs and working capital intensity of the Corporation's product offering and refocus on high-volume growth products. The Corporation also recorded $16.9 million in charges for the discontinuance of an emissions-testing equipment line as part of the Corporation's refocus on high-volume growth products.

          In 1999, additional other non-recurring charges in the amount of $21.5 million consisted of employee incentives of $1.5 million, relocation costs of $10.9 million and professional services of $9.1 million. In 1998, additional other non-recurring charges in the amount of $7.2 million consisted of $2.5 million of accelerated depreciation of computer equipment that was abandoned during the fourth quarter, employee incentives of $1.0 million, relocation costs of $1.2 million and professional services of $2.5 million. The non-recurring charges related to the reduction of SKUs and discontinuance of product lines have been included as part of Cost of Goods Sold - Discontinued Products, while the remaining non-recurring charges have been included in Restructuring and Other Non-recurring Charges on the accompanying Consolidated Statements of Earnings.

Note 15   Segments

          During 1999, the Corporation adopted a new management organization structure, which changed the manner in which the Corporation reports its operating segments. The information for 1998 and 1997 has been restated from the prior years' presentation in order to conform to the 1999 presentation.

          The Corporation's segments are based on the new organization structure that is used by management for making operating and investment decisions and for assessing performance. Based on this management approach, the Corporation has two reportable segments: Global Transportation and Global Operations. The Global Transportation segment consists of the Corporation's business operations serving the dealer van channel worldwide. The Global Operations segment consists of the business operations serving the direct sales and distributor channels worldwide. These two segments derive revenues primarily from the sale of tools and equipment.

          The accounting policies of the reportable segments are the same as those described in Note 1. The Corporation evaluates the performance of its operating segments based on segment net sales and earnings. The Corporation accounts for intersegment sales and transfers based primarily on standard costs established between the segments. Prior to 1999, the Corporation accounted for intersegment sales and transfers based on established sales prices between the segments, which represented standard cost plus an intercompany markup. The Corporation allocates shared service expenses to those segments that utilize the services based on their percentage of revenues from external sources. Restructuring and other non-recurring charges are not allocated to the reportable segments.

          Neither the Corporation nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

Snap-on Incorporated 1999 Annual Report                                       43



          Financial data by segment was as follows:

(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Net sales from external customers
Global Transportation                                  $1,050,922       $1,009,863       $1,001,078
Global Operations                                         894,699          762,774          671,137
----------------------------------------------------------------------------------------------------
Total from reportable segments                         $1,945,621       $1,772,637       $1,672,215
====================================================================================================


(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Intersegment sales
Global Transportation                                  $       36       $       81       $       77
Global Operations                                         414,773          503,756          520,877
----------------------------------------------------------------------------------------------------
Total from reportable segments                            414,809          503,837          520,954
Elimination of intersegment sales                       ( 414,809)        (503,837)        (520,954)
----------------------------------------------------------------------------------------------------
Total consolidated intersegment sales                  $        -       $        -       $        -
====================================================================================================


(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Earnings
Global Transportation                                  $  120,020       $   90,169       $  130,646
Global Operations                                          69,107           27,896           63,000
----------------------------------------------------------------------------------------------------
Total from reportable segments                            189,127          118,065          193,646
Net finance income                                         60,476           65,933           71,891
Restructuring and other
  non-recurring charges                                   (37,190)        (149,863)               -
Interest expense                                          (27,358)         (21,254)         (17,654)
Other income (expense) - net                               12,882           (2,041)          (9,207)
----------------------------------------------------------------------------------------------------
Total consolidated earnings before taxes               $  197,937       $   10,840       $  238,676
====================================================================================================


(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Depreciation and amortization
Global Transportation                                  $   20,473       $   20,540       $   18,440
Global Operations                                          34,892           23,918           19,632
----------------------------------------------------------------------------------------------------
Total from reportable segments                             55,365           44,458           38,072
Financial Services                                              -              527              305
----------------------------------------------------------------------------------------------------
Total depreciation
  and amortization                                     $   55,365       $   44,985       $   38,377
====================================================================================================


(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Total assets
Global Transportation                                  $  789,201       $  758,813       $  811,955
Global Operations                                       1,308,365          760,765          653,299
----------------------------------------------------------------------------------------------------
Total from reportable segments                          2,097,566        1,519,578        1,465,254
Financial Services                                         97,267          189,111          213,036
Elimination of intersegment receivables                   (45,011)         (33,769)         (36,933)
----------------------------------------------------------------------------------------------------
Total consolidated assets                              $2,149,822       $1,674,920       $1,641,357
====================================================================================================


(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Capital expenditures
Global Transportation                                  $   16,245       $   17,095       $   23,885
Global Operations                                          19,145           28,455           29,444
----------------------------------------------------------------------------------------------------
Total from reportable segments                             35,390           45,550           53,329
Financial Services                                              -            1,229            2,113
----------------------------------------------------------------------------------------------------
Total consolidated
  capital expenditures                                 $   35,390       $   46,779       $   55,442
====================================================================================================




(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Geographic information
Net sales*
  United States                                        $1,306,684       $1,239,970       $1,221,790
  Europe                                                  434,336          361,071          259,453
  All other countries                                     204,601          171,596          190,972
----------------------------------------------------------------------------------------------------
Total consolidated net sales                           $1,945,621       $1,772,637       $1,672,215
====================================================================================================
Long-lived assets
  United States                                        $  218,822       $  218,523       $  216,264
  Europe                                                  117,776           37,707           31,971
  All other countries                                      26,000           15,800           17,530
----------------------------------------------------------------------------------------------------
Total consolidated
  long-lived assets                                    $  362,598       $  272,030       $  265,765
====================================================================================================
*Net sales are attributed to countries based on the origin of the sale.


          Products and services: The Corporation derives revenue from a broad line of products and complementary services that can be divided into two groups: tools and equipment. The following table shows the consolidated sales of these product groups in the last three years:

(Amounts in thousands)                                    1999             1998             1997
----------------------------------------------------------------------------------------------------
Tools                                                  $1,149,275       $  918,492       $  918,238
Equipment                                                 796,346          854,145          753,977
----------------------------------------------------------------------------------------------------
Total                                                  $1,945,621       $1,772,637       $1,672,215
====================================================================================================

44                                       Snap-on Incorporated 1999 Annual Report



Quarterly Financial Information

Unaudited
(Amounts in thousands except per share data)              1999             1998             1997
----------------------------------------------------------------------------------------------------
Net sales
First quarter                                          $  452,585       $  426,429       $  375,299
Second quarter                                            473,153          442,176          409,231
Third quarter                                             453,157          427,272          391,162
Fourth quarter                                            566,726          476,760          496,523
----------------------------------------------------------------------------------------------------
                                                       $1,945,621       $1,772,637       $1,672,215
====================================================================================================

Net earnings (loss)
First quarter                                          $   32,241       $   33,926       $   33,854
Second quarter                                             24,999           22,661           38,971
Third quarter                                              42,550          (72,460)          35,514
Fourth quarter                                             27,437           11,094           42,027
----------------------------------------------------------------------------------------------------
                                                       $  127,227       $   (4,779)      $  150,366
====================================================================================================

Earnings (loss) per weighted average common share - basic*
First quarter                                          $      .55       $      .57       $      .56
Second quarter                                                .43              .38              .64
Third quarter                                                 .73            (1.23)             .58
Fourth quarter                                                .47              .19              .69
----------------------------------------------------------------------------------------------------
                                                       $     2.18       $     (.08)      $     2.47
====================================================================================================

Earnings (loss) per weighted average common share - diluted*
First quarter                                          $      .55       $      .56       $      .55
Second quarter                                                .42              .38              .63
Third quarter                                                 .72            (1.23)             .58
Fourth quarter                                                .47              .19              .68
----------------------------------------------------------------------------------------------------
                                                       $     2.16       $     (.08)      $     2.44
====================================================================================================

Cash dividends paid per share
First quarter                                          $      .22       $      .21       $      .20
Second quarter                                                .22              .21              .20
Third quarter                                                 .23              .22              .21
Fourth quarter                                                .23              .22              .21
----------------------------------------------------------------------------------------------------
                                                       $      .90       $      .86       $      .82
====================================================================================================
*Earnings  per share are  calculated  on a  quarterly  basis and,  as such,  the amounts may not total the calculated full-year earnings (loss) per share.


Sales per Employee                 Depreciation & Amortization
------------------                 ---------------------------
in $ thousands                     in $ millions
1995 - 137                         1995 - 32
1996 - 142                         1996 - 32
1997 - 149                         1997 - 38
1998 - 151                         1998 - 45
1999 - 157                         1999 - 55


                                   Shareholders' Equity
Capital Expenditures               per Share
--------------------               --------------------
in $ millions                      in dollars
1995 - 32                          1995 - 12.35
1996 - 52                          1996 - 13.62
1997 - 55                          1997 - 14.74
1998 - 47                          1998 - 12.98
1999 - 35                          1999 - 14.10

Snap-on Incorporated 1999 Annual Report                                       45



Six-year Data

(Amounts in thousands
except per share data)                         1999           1998            1997            1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Summary of operations
Net sales                                   $1,945,621     $1,772,637      $1,672,215      $1,485,279     $1,292,125     $1,194,296
Gross profit                                   896,187        763,314         843,828         750,784        663,491        608,837
Operating expenses                             723,658        705,811         650,182         594,527        538,021        510,361
Net finance income                              60,476         65,933          71,891          64,269         63,174         60,458
Interest expense                                27,358         21,254          17,654          12,649         13,327         10,806
Other income (expense) - net                    12,882         (2,041)         (9,207)            776          4,572          5,541
Pre-tax earnings                               197,937         10,840         238,676         208,653        179,889        153,669
Income taxes                                    70,710         15,619          88,310          77,202         66,559         55,355
Net earnings (loss)                            127,227         (4,779)        150,366         131,451        113,330         98,314
------------------------------------------------------------------------------------------------------------------------------------

Financial position
Current assets                              $1,206,341     $1,079,832      $1,021,709      $1,017,324     $  946,689     $  873,020
Current liabilities                            452,749        458,053         352,530         341,371        336,075        237,869
Working capital                                753,592        621,779         669,179         675,953        610,614        635,151
Total capital                                1,455,086      1,102,028       1,067,104       1,001,239        920,708        886,009
Accounts receivable                            617,645        554,703         539,589         651,739        610,064        568,378
Inventories                                    454,841        375,436         373,155         269,750        250,434        229,037
Property and equipment - net                   362,598        272,030         265,765         245,294        220,067        209,142
Total assets                                 2,149,822      1,674,920       1,641,357       1,520,788      1,360,973      1,234,905
Long-term debt                                 607,476        246,644         151,016         149,804        143,763        108,980
Shareholders' equity                           825,261        762,267         892,137         828,161        750,732        766,398
------------------------------------------------------------------------------------------------------------------------------------

Common share summary*
Net earnings (loss) per share - diluted     $     2.16     $     (.08)     $     2.44      $     2.13     $     1.83     $     1.53
Cash dividends paid per share                      .90            .86             .82             .76            .72            .72
Shareholders' equity per share                   14.10          12.98           14.74           13.62          12.35          11.91
Weighted average common
  shares outstanding - diluted                  58,877         59,220          61,686          61,593         61,905         64,368
------------------------------------------------------------------------------------------------------------------------------------

Other financial statistics
Cash dividends paid                         $   52,671     $   50,977      $   49,888      $   46,323     $   44,113     $   46,197
Dividends paid as a percent
  of net earnings                                 41.4%           N/M            33.2%           35.2%          38.9%          47.0%
Net cash provided
  by operating activities                      235,604         75,031         194,894         136,400        172,900        107,175
Capital expenditures                            35,390         46,779          55,442          52,333         31,581         41,788
Depreciation and amortization                   55,365         44,985          38,377          31,879         31,534         29,632
Current ratio                                      2.7            2.4             2.9             3.0            2.8            3.7
Percent of total debt to total capital            43.3%          30.8%           16.4%           17.3%          18.5%          13.5%
Effective tax rate                                35.7%         144.1%           37.0%           37.0%          37.0%          36.0%
Net earnings (loss) as a percent
  of net sales                                     6.5%          (0.3)%           9.0%            8.9%           8.8%           8.2%
Return on average
  shareholders' equity                            16.0%          (0.6)%          17.5%%          16.7%          14.9%          13.4%
Shareholders of record                          11,271         11,514          10,738          10,556          9,657          9,292
Common stock price range*                  37.81-26.44    46.44-25.50     46.31-34.25     38.25-27.33    31.50-20.67    29.58-19.33
Year-end share price*                            26.56          34.81           42.38           36.38          30.17          22.17
------------------------------------------------------------------------------------------------------------------------------------
*Adjusted for the three-for-two stock split in 1996.

1998  results  include  $149.9  million  of  pre-tax   restructuring  and  other
non-recurring  charges ($107.6 million after tax). Earnings per share impact was
$1.82 after tax.

1999  results  include  $37.2  million  of  pre-tax   restructuring   and  other
non-recurring  charges ($23.3 million after tax).  Earnings per share impact was
$.40 after tax.

N/M = not meaningful.


46                                       Snap-on Incorporated 1999 Annual Report



Management's Responsibility for Financial Reporting

          The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. The Corporation maintains internal control systems designed to provide reasonable assurance that the Corporation's financial records reflect the transactions of the Corporation and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

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


/s/  Robert A. Cornog                        /s/  Donald S. Huml
-----------------------------                ---------------------------------
Robert A. Cornog                             Donald S. Huml
Chairman, President and                      Senior Vice President -
Chief Executive Officer                      Finance and Chief
                                             Financial Officer

Report of Independent Public Accountants

          To the Board of Directors and Shareholders of Snap-on Incorporated:

          We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of January 1, 2000, and January 2, 1999, and the consolidated results of its operations and cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.



/s/  Arthur Andersen LLP
-----------------------------
Arthur Andersen LLP

Chicago, Illinois
February 1, 2000