Form 10-K405, Exhibit 13
period 2000-12-30
SNAP ON INC
filed 2001-03-19
CIK 91440

Management's Discussion and Analysis of Results of Operations and Financial Condition

Snap-on Incorporated ("Snap-on") is a leading global developer, manufacturer and marketer of tool, diagnostic and equipment solutions for professional tool users. Snap-on's mission is to delight its customers by providing innovative and productivity-enhancing products, services and solutions. Product lines include hand and power tools, tool storage products, shop equipment, saws and cutting tools, pruning tools, under-hood diagnostics equipment, under-car equipment, safety-testing equipment, collision repair equipment, vehicle service information, business management systems, services, and other solutions for the transportation service, industrial, agricultural, and other commercial industries. Snap-on's customers include professional automotive technicians, shop owners, franchised service centers, national accounts, original equipment manufacturers and industrial, agricultural, and commercial tool and equipment users worldwide.

Snap-on has two business segments: the Snap-on Dealer Group (formerly Global Transportation), which serves the worldwide franchised dealer van channel, and the Commercial and Industrial Group (formerly Global Operations), which serves the non-dealer tool and equipment products businesses. In addition to its manufacturing, marketing and distribution operations, Snap-on also offers financing for the purchase of its products through a 50%-owned financial services joint venture and through its wholly owned credit subsidiaries.

Snap-on markets its products and brands through multiple distribution channels worldwide. Products are primarily sold through Snap-on's franchised dealer van, company direct sales and distributor channels. In 2000, Snap-on also began selling product via the Internet as part of its "Store Without Walls" vision. Through the launch of its new Web site, current and prospective customers in the United States now have 24x7, online access to purchase Snap-on(R) products.

In recent years, Snap-on had product sales in the following geographic regions:

(Amounts in millions)                   2000          1999          1998
--------------------------------------------------------------------------------
United States                       $1,367.1      $1,306.7      $1,240.0
Europe                                 587.5         434.3         361.0
All other                              221.1         204.6         171.6
--------------------------------------------------------------------------------
Total net sales                     $2,175.7      $1,945.6      $1,772.6
--------------------------------------------------------------------------------

Results of Operations
CONSOLIDATED RESULTS: Net sales in 2000 were a record $2.176 billion, up 12% over the $1.946 billion posted in 1999. This was the ninth consecutive year of record sales for Snap-on. In 2000, Snap-on further strengthened its business through successful new product introductions and net additions to the worldwide franchised dealer base as part of its "More Feet on the Street" initiative. This initiative provides both a new opportunity and a means of enhancement for successful existing Snap-on dealers, and also provides better market penetration and service to Snap-on customers worldwide. In addition, sales in 2000 were up over the prior year due to higher sales of equipment to new-car dealerships under facilitation contracts, in which Snap-on provides product procurement, distribution and administrative support to customers for their dealerships' equipment programs ("the facilitation business"), as well as the full-year contribution of Bahco Group AB ("Bahco"). Bahco, a leading manufacturer and supplier of professional tools, was acquired by Snap-on on September 30, 1999.

The year-over-year improvement in 2000 net sales is attributable to an 11% increase from acquisitions (primarily Bahco) and a 5% increase in organic sales. Snap-on defines organic sales growth as the change in year-over-year base sales volumes, excluding the impact of acquisitions, divestitures and currency translation. These year-over-year increases in net sales were partially offset by a 3% deterioration from unfavorable currency translation and a 1% decline from discontinued activities. The year-over-year impact of price increases on net sales was not significant.

Net sales in 1999 increased 10% to a record $1.946 billion over the $1.773 billion posted in 1998. Organic sales growth increased 5% over 1998, driven primarily by increased unit volumes in the Snap-on Dealer Group and in the North American region of the Commercial and Industrial Group. Acquisitions contributed an additional 7%, partially offset by a 1% decline from lower emissions-testing equipment sales and a 1% decline from unfavorable currency translation.

Net sales in 1998 of $1.773 billion were up 6% over prior-year levels. Excluding the impact of acquisitions completed in 1998, sales declined 1%. The unanticipated difficulties encountered in implementing Snap-on's new enterprisewide computer system, weakness in the Asia/Pacific region and difficult comparisons to 1997, which contained an unusually high level of emissions-testing equipment sales and was a 53-week fiscal year, adversely affected the year-over-year sales comparisons.

(Amounts in millions except per share data)      2000        1999         1998
--------------------------------------------------------------------------------
Net sales                                    $2,175.7    $1,945.6      $1,772.6
Net earnings (loss)                             148.5       127.2          (4.8)
Net earnings (loss) per share:
  Basic                                          2.54        2.18          (.08)
  Diluted                                        2.53        2.16          (.08)
--------------------------------------------------------------------------------

EARNINGS: Snap-on reported net earnings of $148.5 million in 2000, as compared to net earnings of $127.2 million in 1999. Diluted earnings per share were a record $2.53 in 2000, as compared to $2.16 in 1999. The year-over-year increase in earnings was primarily driven by organic sales growth, the full-year impact of Bahco

                                      Snap-on Incorporated 2000 Annual Report 17
and benefits from ongoing streamlining initiatives, partially offset by lower finance income, reduced gross profit margins, higher interest expense and adverse currency impacts in 2000 as compared to 1999.

Net earnings in 2000 included pre-tax charges totaling $21.8 million ($14.2 million after tax, or $.24 per diluted share) for restructuring and other non-recurring items, and pre-tax charges of $16.8 million ($10.4 million after tax, or $.18 per diluted share) for certain legal and other costs. In addition, 2000 earnings also include a one-time gain of $41.3 million ($25.4 million after tax, or $.43 per diluted share) resulting from the cumulative effect of a change in accounting for pensions.

In 2000, Snap-on incurred restructuring and non-recurring charges totaling $21.8 million, including costs to exit an unprofitable segment of the emissions-testing business. The decision to exit a segment of the emissions-testing business was prompted by continued changes in technology and emissions regulations at both the state and federal levels. Snap-on has announced that it will continue to provide customer and product support for its existing emissions-testing programs. Snap-on also reserved for costs to exit a small, loss-producing vehicle-service business in the Asia/Pacific region. In addition, Snap-on has reserved $16.8 million for certain legal and other costs, which includes $3.2 million for emissions-related asset write-downs and $13.6 million primarily for the aggressive defense and assertion of Snap-on's intellectual property rights. Snap-on estimates that approximately 50% of these collective charges will be non-cash.

In 2000, Snap-on reported a cumulative, one-time gain of $41.3 million from a change in accounting for pensions. This change, recommended by Snap-on's outside actuarial firm, did not result in any cash flow into or out of the plan, and better reflects the market-related value of benefit plan assets for financial reporting purposes. The impact of this change on 2000 operating results was to reduce pension expense by $9.7 million.

Net earnings were $127.2 million, or $2.16 per diluted share, in 1999, as compared to a net loss of $4.8 million, or $.08 per diluted share, in 1998. In 1999, Snap-on incurred non-recurring charges totaling $37.2 million ($23.3 million after tax, or $.40 per diluted share) for restructuring and other non-recurring items associated with Snap-on's Project Simplify restructuring initiative. Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations intended to make the Snap-on business operations simpler and more effective, began in the third quarter of 1998 and was essentially completed at the end of 1999. Net earnings in 1999, excluding restructuring and other non-recurring charges in both years, was up 47% over 1998 levels, driven by increased sales and improved productivity, including cost savings from Project Simplify activities. For additional Project Simplify information, refer to Note 15.

In 1998, Snap-on reported a net loss of $4.8 million, or $.08 per diluted share, including pre-tax charges totaling $149.9 million ($107.6 million after tax, or $1.82 per diluted share) for restructuring and other non-recurring items to implement Project Simplify. In addition, Snap-on also incurred increased labor and freight costs in 1998 as a result of unanticipated difficulties in aligning internal processes with a new enterprisewide computer system.

COSTS AND PROFIT MARGINS: Gross profit margin increased to $996.8 million in 2000, up 11% from $896.2 million in 1999, largely driven by increased sales volumes, including the full-year impact of Bahco. As a percentage of net sales, gross profit margin was 45.8% in 2000, down slightly from 46.1% in 1999, reflecting the impact of a planned shift in product mix to include higher volumes of lower margin sales associated with the facilitation and Bahco businesses. Bahco primarily sells its products through distributors, resulting in lower gross margins when compared to Snap-on's historical business mix. Unfavorable currency translation, as well as the impact of having significant sourcing platforms in strong currency denominated countries, also adversely affected gross profit margin. The decline in gross profit margin was somewhat offset by operating improvements and streamlining benefits.

Gross profit margin increased to $896.2 million in 1999, up 17% from $763.2 million in 1998, largely driven by increased sales volumes and significantly lower restructuring and non-recurring costs in 1999 as compared to 1998. As a percentage of net sales, gross profit margin was 46.1% in 1999, up significantly compared to 43.1% in 1998, reflecting the impact of cost savings from Project Simplify actions and improved leverage from higher sales volumes, partially offset by the shift in business mix related to the Bahco acquisition.

Margin Analysis

1996 - 1,485 Net Sales in $ millions
     - 50.5% Gross Profit Margin
     - 10.5% Segment Operating Margin
1997 - 1,672 Net Sales in $ millions
     - 50.5% Gross Profit Margin
     - 11.6% Segment Operating Margin
1998 - 1,773 Net Sales in $ millions
     - 43.1% Gross Profit Margin
     - 6.7% Segment Operating Margin
1999 - 1,946 Net Sales in $ millions
     - 46.1% Gross Profit Margin
     - 9.7% Segment Operating Margin
2000 - 2,176 Net Sales in $ millions
     - 45.8% Gross Profit Margin
     - 9.8% Segment Operating Margin


18 Snap-on Incorporated 2000 Annual Report

Operating expenses were $792.6 million in 2000, as compared to $723.7 million in 1999. The increase in year-over-year operating expenses primarily reflects the impact of higher sales volumes and the full-year addition of Bahco. In addition, operating expenses in 2000 include $16.8 million for certain legal and other costs. Operating expenses improved from 37.2% of net sales in 1999 to 36.4% in 2000, primarily due to the planned shift in business mix associated with Bahco and higher sales in the facilitation business. Lower pension expense and benefits from Project Simplify activities also lowered operating expenses in 2000. These improvements were partially offset by unfavorable operating leverage from the less-than-anticipated level of sales in the second half of 2000, along with higher costs for recruiting and training as part of the More Feet on the Street initiative, as well as increased bad debts and higher energy-driven freight costs.

Operating expenses were $723.7 million in 1999, as compared to $705.8 million in 1998. The increase in year-over-year operating expenses was primarily due to significantly higher sales volumes in 1999, largely offset by savings generated from Project Simplify activities.

Research and engineering costs for the development of new and improved products and process improvements are included in operating expenses. These expenses totaled $50.6 million, $50.2 million and $48.6 million in 2000, 1999 and 1998. In 2000, research and engineering costs include the full-year impact of Bahco, largely offset by benefits from synergy savings and the impact of streamlining activities, as well as a shift in expenditure levels to include projects with a higher percentage of capitalizable software development costs. In 2000, Snap-on introduced more than 350 new and improved products, including new cordless impact wrenches, new cold-forged snap-ring pliers, new computerized wheel balancers, new tool storage products and new higher-strength, soft-grip ratchets.

Operating Expenses as a Percentage of Net Sales

1996 - 40.0
1997 - 38.9
1998 - 39.8
1999 - 37.2
2000 - 36.4

Research & Engineering (in $ millions)

1996 - 42
1997 - 47
1998 - 49
1999 - 50
2000 - 51

SEGMENT RESULTS: Snap-on's business segments include the Snap-on Dealer Group and the Commercial and Industrial Group. Snap-on defines operating earnings for segment reporting purposes as Net Sales, less Cost of Goods Sold and Operating Expenses, excluding restructuring and non-recurring charges.

Snap-on reported record net sales and operating earnings of $2.176 billion and $213.7 million in 2000, as compared to net sales and operating earnings of $1.946 billion and $189.1 million in 1999. The following discussion focuses on Snap-on's reported net sales and operating earnings by segment. For additional segment information, refer to Note 16.

(Amounts in millions)               2000          1999             1998
--------------------------------------------------------------------------------
Net sales
Snap-on Dealer Group            $1,068.7      $1,050.9         $1,009.8
Commercial and
  Industrial Group               1,107.0         894.7            762.8
--------------------------------------------------------------------------------
Total net sales                 $2,175.7      $1,945.6         $1,772.6
--------------------------------------------------------------------------------

Operating earnings
Snap-on Dealer Group              $127.3        $120.0            $90.1
Commercial and
  Industrial Group                  86.4          69.1             27.9
--------------------------------------------------------------------------------
Total operating earnings          $213.7        $189.1           $118.0
--------------------------------------------------------------------------------

Snap-on Dealer Group
Net sales in the Snap-on Dealer Group increased to $1.069 billion in 2000 from $1.051 billion in 1999, led by solid dealer sales in North America. In early 2000, Snap-on set a target to increase the number of dealers in the United States, the first such net increase since the beginning of the 1990s. Snap-on added 197 new dealers in 2000, including 137 in the United States, as part of its More Feet on the Street initiative. This initiative provides both a new opportunity and a means of enhancement for successful existing Snap-on dealers, and also provides better market penetration and service to Snap-on customers worldwide. Based on the success of the program to date, Snap-on has announced that it will further intensify its dealer expansion efforts in 2001 and 2002.

Organic sales in the Snap-on Dealer Group grew 4% year over year. Sales to North American dealers, which account for approximately 86% of Snap-on Dealer Group sales, grew 4% from 1999 levels and, in local currencies, sales in Japan, Australia and South Africa were down 1%, while sales in Europe were up 3% over the prior year.

Net sales in the Snap-on Dealer Group increased to $1.051 billion in 1999, up 4% from $1.010 billion in 1998. The year-over-year increase in net sales was primarily driven by continued strength in the North American dealer channel and a 1% average selling price increase.

                                      Snap-on Incorporated 2000 Annual Report 19

Operating earnings increased 6% to $127.3 million in 2000, as compared to $120.0 million in 1999. This increase primarily resulted from enhanced dealer sales volumes, improved customer service and market penetration as a result of the net increase in dealers worldwide. The year-over-year growth in organic sales and continued cost savings from ongoing streamlining initiatives, as well as the elimination of discontinued business activities, all had a positive impact on segment operating earnings. Higher costs for recruiting and training, as part of the More Feet on the Street initiative, as well as increased bad debts and higher energy-driven freight costs, partially offset the year-over-year improvement in operating earnings.

Operating earnings increased to $120.0 million in 1999, up 33% over 1998 levels, primarily benefiting from increased sales volumes and a more favorable product mix. Year-over-year operating earnings also increased due to lower costs from Project Simplify actions and the absence of additional freight and labor costs that were incurred in 1998 as a result of unanticipated difficulties in implementing a new enterprisewide computer system.

Commercial and Industrial Group
Net sales in the Commercial and Industrial Group increased 24% to $1.107 billion in 2000, primarily led by the full-year contribution of Bahco and incremental growth in the facilitation business, partially offset by unfavorable currency translation. Bahco, which was acquired by Snap-on on September 30, 1999, is a leading manufacturer and supplier of professional hand tools, including saws and other cutting implements, files, wrenches, pliers, screwdrivers and pruning tools. Sales of Bahco(R) products for the full-year 2000 were $283 million, as compared to $75 million for the three-month period in 1999. Organic sales in the Commercial and Industrial Group grew 5% year over year, led by growth in the facilitation business, increased commercial tool sales in Europe and higher sales to industrial customers. Soft market conditions led to a year-over-year sales decline for equipment and diagnostics in both Europe and North America.

Net sales in the Commercial and Industrial Group were $894.7 million in 1999, up 17% as compared to 1998 sales of $762.7 million. The year-over-year increase in net sales was largely due to the acquisition of Bahco, the full-year contribution of businesses acquired in 1998, higher sales to industrial customers and incremental sales in the facilitation business. These increases were partially offset by soft equipment sales and negative currency effects in Europe.

Operating earnings increased 25% to $86.4 million in 2000, as compared to $69.1 million in 1999. The increase primarily resulted from the full-year contribution of Bahco and incremental growth in the facilitation business, partially offset by the decline in equipment sales. Margin enhancements and improved profitability in Europe, along with savings generated from actions taken under Project Simplify, also added to the year-over-year improvement in operating earnings.

Operating earnings were $69.1 million in 1999, up significantly from the $27.9 million reported in 1998. Higher sales volumes, productivity enhancements and expense control from Project Simplify actions, as well as improving profitability in Europe, drove the year-over-year increase in operating earnings. The 1999 year-over-year earnings comparison was also favorably impacted by the absence of one-time costs that were incurred in 1998 related to the enterprisewide computer system conversion.

NET FINANCE INCOME: Net finance income was $38.1 million in 2000, as compared to $60.5 million in 1999. The year-over-year decline in net finance income is largely due to reduced gains on the sale of installment receivables and the adverse effect of higher interest rates in 2000, partially offset by an increase in loan originations. In 2000, originations grew 15% over prior-year levels, influenced by growth in extended credit, dealer finance and van leasing programs.

Snap-on utilizes various financing programs to facilitate the sales of its products. To reduce asset intensity from financing activities, Snap-on established a joint venture with Newcourt Finance USA Inc. ("Newcourt") in January 1999. (Subsequently, on November 15, 1999, Newcourt was acquired by The CIT Group, Inc.) The joint venture, Snap-on Credit LLC ("the LLC"), is a 50%-owned joint venture that provides financial services to Snap-on's domestic dealer and customer network. As a result of establishing the joint venture, Snap-on effectively outsourced to the LLC its domestic captive credit function that was previously managed by a wholly owned subsidiary, Snap-on Credit Corporation.

In conjunction with the establishment of the LLC, Snap-on repurchased $337.0 million of its previously securitized installment receivables and $68.3 million of its previously securitized dealer finance loan receivables. Upon repurchase, these receivables were sold to Newcourt. In a separate transaction, Snap-on also sold to Newcourt its remaining on-balance-sheet portfolio of U.S. installment receivables, including existing extended credit, equipment lease and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pre-tax gain of approximately $40 million. Since Newcourt had the right to put back to Snap-on the unpaid portion of the extended credit installment receivable portfolio based on the same pricing formula, this gain was recognized over a two-year period.

20 Snap-on Incorporated 2000 Annual Report

In 1999, net finance income was $60.5 million, down 8.2% from $65.9 million in 1998. The decline in net finance income primarily resulted from the initial outsourcing of the credit function and start-up costs associated with the establishment of the LLC. The decline in net finance income was partially offset by higher growth in originations of extended credit installment receivables, realized gains on the sale of installment receivables to Newcourt and the introduction of new credit services, such as dealer finance and van leasing programs.

RESTRUCTURING AND NON-RECURRING CHARGES: In 2000, Snap-on recorded restructuring and non-recurring charges totaling $21.8 million pretax, primarily for various exit-related costs and impairment write-downs.

In the fourth quarter of 2000, Snap-on recorded a $4.2 million restructuring charge and $17.2 million in non-recurring charges. The restructuring charge relates to the closure of a small, under-performing vehicle-service business in the Asia/Pacific region and includes costs related to severance, lease terminations and write-off of intangible assets. The non-recurring charges relate to Snap-on's decision to exit a segment of the emissions-testing business. This decision was prompted by continued changes in technology and emissions regulations at both the state and federal levels. The non-recurring charges consist of $5.6 million for expected losses on the disposition of discontinued inventory, $3.9 million for extended warranty costs and $7.7 million for other asset impairments. In the first quarter of 2000, Snap-on incurred $0.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

On the accompanying Consolidated Statements of Earnings, the $9.5 million of non-recurring charges for inventory write-downs and warranty costs related to the exit of a segment of the emissions-testing business have been reported as Cost of Goods Sold - Non-recurring Charges. The $12.3 million in Restructuring and Other Non-recurring Charges includes non-recurring charges of $7.7 million for emissions-related asset impairments and $0.4 million for other relocation, severance and facilities consolidation costs. Also included in Restructuring and Other Non-recurring Charges is $4.2 million in restructuring costs for severance and exit costs related to the closure of a vehicle-service business.

During 1999, Snap-on recorded $37.2 million in restructuring and non-recurring charges related to its Project Simplify initiative. Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations to make Snap-on's business operations simpler and more effective, was approved by the board of directors in the third quarter of 1998. The 18-month program included the cost of closing facilities, employee severance costs associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs.

Of the $37.2 million in charges recorded in 1999, $16.6 million is reflected in the Consolidated Statements of Earnings as Cost of Goods Sold - Non-recurring Charges, and $20.6 million is included in Restructuring and Other Non-recurring Charges. The $16.6 million in non-recurring charges reflects the discontinuance of an emissions-testing equipment line as part of Snap-on's refocus on high-volume products. The $20.6 million of non-recurring charges represents employee incentives of $1.5 million, relocation costs of $10.9 million, professional services of $9.1 million and $4.8 million for the discontinuance of SKUs in an effort to reduce the transaction costs and working capital intensity of Snap-on's product offering and refocus on high-volume growth products. These costs were partially offset by the reversal of $5.1 million of excess warranty reserves resulting from the expiration of the extended warranty period in 1999 and the reversal of $0.6 million of excess severance costs.

Project Simplify was essentially completed and fully provided for as of year-end 1999. The initiative's savings goal, which has been achieved, was to reduce costs by approximately $60 million, with one-half of the savings realized in 1999. Snap-on achieved its original targets of closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs, along with the consolidation of certain business units. Total charges incurred for Project Simplify were $187.5 million, and were comprised of $67.1 million of restructuring charges and $120.4 million of other non-recurring charges.

During 1998, Snap-on recorded charges of $149.9 million in its Consolidated Statements of Earnings for Project Simplify, including $60.6 million in Cost of Goods Sold - Non-recurring Charges, and $89.3 million in Restructuring and Other Non-recurring Charges. The $60.6 million included $9.7 million for additional warranty support, at no cost to the customer, for products already sold related to discontinued businesses and the elimination of $50.9 million of discontinued SKUs. Of the $89.3 million, $63.4 million represented restructuring charges and $25.9 million represented non-recurring charges. The restructuring reserve of $63.4 million included $15.5 million for severance costs, $7.6 million for non-cancelable lease agreements on the closure of facilities and other exit costs, $3.8 million for the write-down of property, plant and equipment and other assets to net realizable value, and $36.5 million for the write-down of impaired goodwill and other intangible

                                      Snap-on Incorporated 2000 Annual Report 21
assets of certain discontinued business units. The $25.9 million of non-recurring charges included costs to resolve certain legal matters of $18.7 million, including attorneys' fees and, in some cases, the likely cost to settle certain disputes that pre-dated the commencement of Project Simplify, and $7.2 million of other transitional costs. The $7.2 million includes $2.5 million of accelerated depreciation of computer equipment that was abandoned, employee incentives of $1.0 million, relocation costs of $1.2 million and professional services of $2.5 million.

INTEREST EXPENSE: Interest expense for 2000 was $40.7 million, compared with $27.4 million in 1999 and $21.2 million in 1998. The $13.3 million increase in 2000 interest expense over 1999 is primarily due to higher average debt levels in the first nine months of 2000 from the financing of the Bahco acquisition and higher interest rates. In 1999, the $6.2 million increase in year-over-year interest expense is primarily due to the Bahco acquisition.

OTHER INCOME: Other income (expense) - net includes the impact of all non-operating items, such as interest income, minority interests, disposal of fixed assets, foreign exchange transaction gains and losses, and other miscellaneous items. In 2000, other income totaled $3.3 million. In 1999, other income totaled $12.9 million and primarily included a gain on the sale of a 15% interest in Mitchell Repair Information Company, LLC ("MRIC"), a subsidiary of Snap-on, and a net gain on a currency hedge for the purchase of Bahco. Other expense was $2.0 million in 1998.

(Amounts in millions)               2000          1999             1998
--------------------------------------------------------------------------------
Other income (expense) - net:
  Interest income                   $3.3          $1.2             $1.2
  Other income (expense)               -          11.7             (3.2)
--------------------------------------------------------------------------------
Total                               $3.3         $12.9            $(2.0)
--------------------------------------------------------------------------------

INCOME TAXES: Snap-on's reported effective income tax rate was 36.5% for 2000, 35.7% for 1999 and 144.1% for 1998. For additional income tax information, refer to Note 8.

FOURTH QUARTER: Net sales for the fourth quarter of 2000 were $556.3 million, down slightly from $566.7 million in the comparable prior-year period. The year-over-year decline in net sales reflects a 5% negative impact from adverse currency translations. Organic sales in the fourth quarter grew 3% over the prior year, largely due to increased North American dealer sales, solid gains in sales at Bahco and growth in the facilitation business.

Net earnings were $13.7 million in 2000, down from $27.4 million in 1999. Earnings per diluted share were $.24, compared with $.47 in the prior year. In 2000, Snap-on incurred pre-tax charges totaling $21.4 million ($14.1 million after tax, or $.24 per diluted share), including $9.5 million for non-recurring charges for inventory write-downs and warranty costs related to the exit of a segment of the emissions-testing business; $7.7 million for non-recurring, emissions-related asset impairments; and $4.2 million in restructuring costs for severance and exit costs related to a small, loss-producing vehicle-service business in the Asia/Pacific region. The $9.5 million in non-recurring charges has been reported in Cost of Goods Sold - Non-recurring Charges on the accompanying Consolidated Statements of Earnings. The $7.7 million in other non-recurring charges, as well as the $4.2 million in restructuring costs, have been reported in Restructuring and Other Non-recurring Charges. Snap-on also reserved $16.8 million ($10.4 million after tax, or $.18 per diluted share) for certain legal and other costs, which includes $3.2 million for emissions-related asset write-downs and $13.6 million primarily for the aggressive defense and assertion of Snap-on's intellectual property rights. The $16.8 million has been reported in Operating Expenses on the accompanying Consolidated Statements of Earnings. In the fourth quarter of 1999, earnings included pre-tax charges of $22.9 million ($14.4 million after tax, or $.24 per diluted share) for restructuring and other non-recurring charges comprised of $16.9 million for the discontinuance of an emissions-testing equipment line; $4.8 million for the discontinuance of inventory SKUs; and $7.2 million for other non-recurring costs ($0.4 million of employee incentives, $3.9 million of relocation costs and $2.9 million in professional services), less the reversal of $6.0 million of excess reserves.

The year-over-year decline in net earnings also reflects increased costs for recruiting and training as part of the More Feet on the Street initiative, as well as increased bad debts and higher energy-driven freight costs, coupled with lower year-over-year finance income. These declines more than offset the improvement in operating earnings from organic sales growth, increased profitability at Bahco and other European activities, and reduced pension expense. Net finance income was $7.5 million in 2000, down from $14.1 million in 1999, largely due to reduced gains on the sale of installment receivables and the adverse effect of higher interest rates in 2000.

FOREIGN CURRENCY: Snap-on has significant international manufacturing operations. Foreign exchange risk exists to the extent that Snap-on has payment obligations or receipts denominated in currencies other than the functional currency of the various manufacturing operations. To manage these exposures, Snap-on identifies naturally offsetting positions and then purchases hedging

22 Snap-on Incorporated 2000 Annual Report instruments to protect the remaining net anticipated exposures. In addition, Snap-on hedges the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. For additional information, refer to Note 9.

Financial Condition
Snap-on's financial condition continues to be strong and Snap-on believes it has the resources necessary to meet future anticipated funding needs. Growth has historically been supported by a combination of cash provided by operating activities and debt financing.

(Amounts in millions)               2000          1999             1998
--------------------------------------------------------------------------------
Net cash provided by
  operating activities            $190.2        $235.6            $75.0
Net increase (decrease) in debt    (86.5)        290.1            164.8
--------------------------------------------------------------------------------

Net cash provided by operating activities was $190.2 million in 2000, $235.6 million in 1999 and $75.0 million in 1998. Snap-on used its cash flow in 2000 principally to fund internal growth opportunities, including the More Feet on the Street initiative, stock repurchases, dividend payments and debt repayments. In 2000, Snap-on reduced its year-over-year net debt levels by $86.5 million as a result of its strong cash flow and reduced working capital. As of year-end 2000, the ratio of total debt to total invested capital had improved to 39.2% from 43.3% at the end of 1999.

Net debt financing amounted to $274.2 million in 1999, as compared to $148.8 million in 1998. The increase in 1999 net debt financing over the prior year primarily reflects the impact of financing the September 1999 Bahco acquisition. As of year-end 1999, the ratio of total debt to total invested capital was 43.3%, as compared to 30.8% at year-end 1998, primarily due to the cash purchase of Bahco, which was funded through assumed debt and the expansion of an existing commercial paper credit facility. In 1998, net debt increased largely due to acquisitions, share repurchases and increased working capital requirements.

Net Cash Provided by Operating Activities (in $ millions)

1996 - 136
1997 - 195
1998 - 75
1999 - 236
2000 - 190

Average Working Capital as a Percent of Net Sales

1996 - 43.3
1997 - 40.2
1998 - 36.4
1999 - 35.3
2000 - 32.2

LIQUIDITY: Snap-on's working capital at the end of 2000 was $648.4 million, down $105.2 million from year-end 1999 levels. Improved asset utilization and operating efficiencies, including higher inventory turnover and an increase in current liabilities, contributed to the working capital reduction. In 1999, working capital increased $131.8 million over 1998 levels to $753.6 million, primarily due to the acquisition of Bahco. In 1998, working capital decreased $47.4 million as the sale of installment receivables during 1998 more than offset the negative effects of acquisitions and increased working capital requirements, primarily for inventories. Over the last five years, Snap-on has consistently reduced the amount of working capital required to support its sales growth.

The ratio of current assets to current liabilities at year-end 2000 was 2.2 to 1, compared with 2.7 to 1 at year-end 1999 and 2.4 to 1 at year-end 1998. Cash and cash equivalents were $6.1 million at December 30, 2000, compared to $17.6 million and $15.0 million at year-end 1999 and 1998.

(Amounts in millions)               2000          1999             1998
--------------------------------------------------------------------------------
Current assets                  $1,186.4      $1,206.3         $1,079.8
Current liabilities                538.0         452.7            458.0
--------------------------------------------------------------------------------
Working capital                   $648.4        $753.6           $621.8
--------------------------------------------------------------------------------

Accounts receivable at the end of 2000 were $644.5 million, up $26.8 million compared with year-end 1999, largely due to higher year-over-year sales volumes and an increase in dealer financing receivables. In 1999, accounts receivable increased principally as a result of the Bahco acquisition. In 1998, accounts receivable increased $15.1 million to $554.7 million, largely due to acquisitions, partially offset by the sale of installment receivables under asset securitization programs. Bad debt write-offs in 2000 represented 2.2% of average accounts receivable, compared with 1.9% in 1999 and 2.1% in 1998.

Inventories at year-end 2000 were $418.9 million, down $35.9 million from year-end 1999. The decrease in year-over-year inventory levels reflects increased inventory turns as a result of operating improvements and currency translation impacts. In 1999, inventories increased $79.4 million over year-end 1998, primarily due to the acquisition of Bahco. In 1998, inventories increased by $2.2 million, primarily due to acquisition-related increases.

Notes payable and current maturities of long-term debt totaled $70.3 million at the end of 2000, compared with $22.3 million at year-end 1999 and $93.1 million at year-end 1998. Current maturities of long-term debt were $4.9 million, $4.4 million and $2.2 million at year-end 2000, 1999 and 1998. At the end of 2000, Snap-on had $365.5 million in outstanding short-term commercial

                                      Snap-on Incorporated 2000 Annual Report 23
notes that were classified as long term as Snap-on has the ability, under its revolving credit facilities, to refinance this debt on a long-term basis. This compares with outstanding short-term commercial notes of $498.7 million and $100.0 million that were classified as long term at year-end 1999 and 1998.

At December 30, 2000, Snap-on had $625 million of multi-currency revolving credit facilities to support its commercial paper programs. Snap-on has a $208 million revolving credit facility with a five-year term that expires August 20, 2005. Snap-on also has a $417 million credit facility, which is a 364-day facility with a term-out option that allows for a one-year extension after the August 20, 2001, termination date. At the end of 2000 and 1999, Snap-on was in compliance with all covenants of its revolving credit facilities and there were no outstanding borrowings under either revolving credit agreement.

Average commercial paper and bank notes outstanding were $529.1 million in 2000 and $243.0 million in 1999. The weighted-average interest rate on these instruments was 5.9% in 2000 and 5.3% in 1999. As of December 30, 2000, and January 1, 2000, commercial paper and bank notes outstanding had a weighted-average interest rate of 6.1% and 6.0%.

In addition to its revolving credit facilities, Snap-on has a $300 million shelf registration that allows for the issuance from time to time of up to $300 million in unsecured indebtedness. In October 1995, Snap-on issued $100 million of its notes pursuant to this shelf registration. The notes, which mature in their entirety on October 1, 2005, require payment of interest on a semiannual basis at a rate of 6.625%.

Snap-on believes these sources of borrowing, coupled with cash from operations, are sufficient to support working capital requirements, finance capital expenditures, make acquisitions, repurchase common stock and pay dividends. Snap-on's high credit rating over the years has ensured that external funds are available at a reasonable cost. At the end of 2000, Snap-on's long-term debt was rated A1 and A+ by Moody's Investor Service and Standard & Poor's, respectively. Snap-on believes the strength of its balance sheet provides the financial flexibility to respond to both internal growth opportunities and those available through acquisition.

Total Debt as a Percent of Total Invested Capital

1996 - 17.3
1997 - 16.4
1998 - 30.8
1999 - 43.3
2000 - 39.2

Total Invested Capital* (in $ millions)

1996 - 1,001
1997 - 1,067
1998 - 1,102
1999 - 1,455
2000 - 1,387

* Total debt plus shareholders' equity.

CAPITAL EXPENDITURES / DEPRECIATION AND AMORTIZATION: Capital expenditures in 2000 were $57.6 million, as compared to $35.4 million in 1999 and $46.8 million in 1998. The impact of full-year capital expenditures at Bahco was a principal cause for the year-over-year increase in 2000. Investments for the year included additional upgrades to computer systems, including Snap-on's new Web site, as well as the ongoing replacement and upgrade of manufacturing and distribution facilities and equipment. Snap-on anticipates that 2001 capital expenditures will be in the range of $50 million to $55 million.

Depreciation in 2000 was $48.4 million, compared with $41.3 million in 1999 and $34.8 million in 1998. The year-over-year increases reflect higher capital spending levels, largely due to acquisitions. Amortization expense was $17.8 million in 2000, $14.1 million in 1999 and $10.2 million in 1998. Acquisitions and the amortization of resulting goodwill and other intangibles accounted for the higher expense in each year.

(Amounts in millions)               2000          1999             1998
--------------------------------------------------------------------------------
Capital expenditures               $57.6         $35.4            $46.8
Depreciation                        48.4          41.3             34.8
Amortization                        17.8          14.1             10.2
--------------------------------------------------------------------------------

DIVIDENDS: At its June 2000 meeting, the board of directors declared a 4.3% increase in the quarterly dividend on Snap-on's common stock, raising the annual dividend rate to $.96 per share. Snap-on has paid consecutive quarterly cash dividends since 1939.

(Amounts in millions except per share data)    2000     1999     1998
--------------------------------------------------------------------------------
Cash dividends paid                           $55.0    $52.6    $51.0
Cash dividends paid per
  common share                                  .94      .90      .86
Cash dividends paid as
  a percent of prior-year
  retained earnings                            5.7%     6.0%     5.4%
--------------------------------------------------------------------------------

24 Snap-on Incorporated 2000 Annual Report

Capital Expenditures (in $ millions)

1996 - 52
1997 - 55
1998 - 47
1999 - 35
2000 - 58

Depreciation & Amortization (in $ millions)

1996 - 32
1997 - 38
1998 - 45
1999 - 55
2000 - 66

STOCK REPURCHASE PROGRAM: At its January 1999 meeting, the board of directors authorized the repurchase of up to $50 million of Snap-on common stock. This action followed the board's authorization in 1998 to repurchase up to $100 million of common stock and its authorization in 1997 for up to $100 million of common stock. At the end of 2000, all of the 1999 authorization and a significant portion of the 1998 authorization, or approximately $129 million in total, remained available. In addition, an authorization by the board of directors is currently in effect to repurchase common shares of Snap-on in an amount equivalent to the number of shares issued in connection with the exercise of employee and dealer stock purchase programs, options and other similar issuances. Snap-on repurchased 1,019,500 shares of its common stock in 2000, following the repurchase of 492,800 shares in 1999 and 2,279,400 shares in 1998. Since 1995, Snap-on has repurchased 9,589,583 shares for $297 million.

Other Matters
ACQUISITIONS: During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price of these acquisitions, plus costs related to the finalization of 1999 acquisitions, was $11.9 million. Each of the acquisitions provided Snap-on with a complementary product line, new customer relationships, access to additional distribution and/or an extended geographic reach.

On September 30, 1999, Snap-on acquired Bahco Group AB, formerly known as Sandvik Saws and Tools, from Sandvik AB for $391 million in a cash purchase transaction. Also during 1999, Snap-on acquired the remaining 40% of MRIC and full ownership of three businesses for an aggregate cash purchase price of $73.9 million.

During 1998, Snap-on acquired full or partial ownership of five business operations and an additional 10% interest in MRIC for an aggregate cash purchase price of $79.5 million.

DIVESTITURES: During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco acquisition. As Windsor was accounted for as "held for sale" in accordance with Accounting Principles Board Opinion No. 16, it has had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and a resulting adjustment to goodwill.

During the fourth quarter of 1999, Snap-on sold a 15% interest in MRIC to Genuine Parts Company ("GPC") in support of an alliance to enhance and expand the e-business efforts of both companies. The combined effort unites the replacement-parts catalog and online order interface and procurement capabilities of GPC's Automotive Parts Group with the online repair information, "voice and view" diagnostics help, labor rates and shop management capabilities of MRIC.

ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133."

These standards require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on the type of hedge transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards could result in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

These standards became effective for Snap-on at the beginning of its 2001 fiscal year - December 31, 2000. Snap-on will record the cumulative effect adjustment resulting from the transition to these new accounting requirements as an adjustment to accumulated other comprehensive income (loss). The effect of this change in accounting is not material to Snap-on's results of operations or financial position.

                                      Snap-on Incorporated 2000 Annual Report 25

VALUE AT RISK: Snap-on uses derivative instruments to manage well-defined interest rate and foreign currency exposures and to limit the impact of interest rate and foreign currency rate changes on earnings and cash flows. Snap-on does not use derivative instruments for trading purposes.

Snap-on utilizes a Value-at-Risk ("VAR") model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange-sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Snap-on's computations are based on the inter-relationships among movements in various currencies and interest rates (variance/co-variance technique). These inter-relationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at December 30, 2000, was $0.4 million on interest rate-sensitive financial instruments and $2.5 million on foreign currency-sensitive financial instruments. The VAR model is a risk management tool and does not purport to represent actual losses in fair value that will be incurred by Snap-on, nor does it consider the potential effect of favorable changes in market factors.

EURO CONVERSION: On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency - the euro. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be used and legacy currencies will be withdrawn from circulation. Snap-on's operating subsidiaries affected by the euro conversion have developed plans to address the systems and business issues affected by the euro currency conversion. These issues include, among others, (i) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions, and (ii) the competitive impact of cross-border price transparency, which may affect pricing strategies. Snap-on does not expect this conversion to have a material impact on its financial condition or results of operations.

OUTLOOK: Softening market conditions suggest that caution is appropriate in formulating expectations for first-half 2001 performance. However, Snap-on expects that, as a result of its growth initiatives, its market opportunities and an improved second-half economy, 2001 will be a year of solid sales, operating profit and earnings per share.

The priorities for Snap-on in 2001 are to concentrate on supporting organic growth in its core businesses, realizing the synergies from the Bahco acquisition, driving continuous improvement throughout the organization and further enhancing capabilities for customer service. Snap-on also expects to focus its efforts on further strengthening financial returns on invested capital and generating free cash flow.

Overall, Snap-on believes that the long-term underlying fundamental trends that influence its business remain sound. The Snap-on brand is the leading brand preferred by professional technicians. High quality, product performance, exacting standards, customer service, strong relationships and innovation remain the guiding principles throughout Snap-on. Emphasis will remain on supporting Snap-on's traditional growth drivers: developing new, innovative products and services, enhancing the delivery of value to its customers, and reinforcing its strong brand recognition.

"SAFE HARBOR": Statements in this document that are not historical facts, including statements (i) that include the words "believes," "expects," "anticipates," or "estimates" or similar words with reference to Snap-on or management; (ii) specifically identified as forward-looking; or (iii) describing Snap-on's or management's future plans, objectives or goals, are forward-looking statements. Snap-on or its representatives may also make similar forward-looking statements from time to time orally or in writing. Snap-on cautions the reader that these statements are subject to risks, uncertainties or other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of these factors are discussed below, as well as elsewhere in this document, and in Snap-on's Securities and Exchange Commission filings. These factors include the timing and progress with which Snap-on can continue to achieve higher productivity and attain further cost reductions; Snap-on's ability to adapt to management changes as part of the management succession process, to retain and attract dealers, to integrate Bahco and to withstand external negative factors, including changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments or their agencies; and the absence of significant changes in the current competitive environment, inflation, currency fluctuations or the material worsening of economic and political situations around the world. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. Snap-on operates in a continually changing business environment and new factors emerge from time to time. Snap-on cannot predict such factors nor can it assess the impact, if any, of such factors on Snap-on's financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

26 Snap-on Incorporated 2000 Annual Report

Consolidated Statements of Earnings
(Amounts in millions except per share data)                            2000          1999        1998
-------------------------------------------------------------------------------------------------------
Net sales                                                          $2,175.7      $1,945.6     $1,772.6
Cost of goods sold                                                 (1,169.4)     (1,032.8)      (948.8)
Cost of goods sold - non-recurring charges                             (9.5)        (16.6)       (60.6)
Operating expenses                                                   (792.6)       (723.7)      (705.8)
Net finance income                                                     38.1          60.5         65.9
Restructuring and other non-recurring charges                         (12.3)        (20.6)       (89.3)
Interest expense                                                      (40.7)        (27.4)       (21.2)
Other income (expense) - net                                            3.3          12.9         (2.0)
-------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes               192.6         197.9         10.8
Income taxes on earnings from continuing operations                    69.5          70.7         15.6
-------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of a change in
   accounting principle                                               123.1         127.2         (4.8)
Cumulative effect of a change in accounting principle
   for pensions, net of tax of $15.9 million                           25.4             -            -
-------------------------------------------------------------------------------------------------------

Net earnings (loss)                                                $  148.5      $  127.2     $   (4.8)
-------------------------------------------------------------------------------------------------------

Net earnings (loss) per share - basic:
   Earnings (loss) before cumulative effect of a change in
     accounting principle                                          $   2.11      $   2.18     $   (.08)
   Cumulative effect of a change in accounting
     principle, net of tax                                              .43             -            -
-------------------------------------------------------------------------------------------------------
Net earnings (loss) per share - basic                              $   2.54      $   2.18     $   (.08)
-------------------------------------------------------------------------------------------------------

Net earnings (loss) per share - diluted:
   Earnings (loss) before cumulative effect of a change in
     accounting principle                                          $   2.10      $   2.16     $   (.08)
   Cumulative effect of a change in accounting
     principle, net of tax                                              .43             -            -
-------------------------------------------------------------------------------------------------------
Net earnings (loss) per share - diluted                            $   2.53      $   2.16     $   (.08)
-------------------------------------------------------------------------------------------------------

Weighted-average shares outstanding:
   Basic                                                               58.4          58.5         59.2
   Effect of dilutive options                                            .2            .4            -
-------------------------------------------------------------------------------------------------------
   Diluted                                                             58.6          58.9         59.2
-------------------------------------------------------------------------------------------------------

Pro forma amounts assuming retroactive application
  of a change in accounting for pensions:
   Net earnings (loss)                                             $  123.1      $  133.3     $    (.2)

   Net earnings per share - basic                                      2.11          2.28          .00
   Net earnings per share - diluted                                    2.10          2.26          .00
-------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                              Snap-on Incorporated 2000 Annual Report 27

Consolidated Balance Sheets
(Amounts in millions except share data)                         December 30, 2000      January 1, 2000
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                                               $     6.1            $    17.6
Accounts receivable - net of allowances                                     644.5                617.7
Inventories                                                                 418.9                454.8
Prepaid expenses and other assets                                           116.9                116.2
-------------------------------------------------------------------------------------------------------
Total current assets                                                      1,186.4              1,206.3

Property and equipment - net                                                345.1                362.6
Deferred income tax benefits                                                 33.0                 54.7
Intangibles - net                                                           424.6                453.3
Other assets                                                                 61.3                 72.9
-------------------------------------------------------------------------------------------------------
Total assets                                                            $ 2,050.4            $ 2,149.8
-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                        $   161.0            $   146.4
Notes payable and current maturities of long-term debt                       70.3                 22.3
Accrued compensation                                                         56.3                 57.5
Dealer deposits                                                              39.8                 48.3
Deferred subscription revenue                                                44.9                 42.1
Other accrued liabilities                                                   165.7                136.1
-------------------------------------------------------------------------------------------------------
Total current liabilities                                                   538.0                452.7

Long-term debt                                                              473.0                607.5
Deferred income taxes                                                        24.7                 27.0
Retiree health care benefits                                                 92.2                 91.4
Pension liability                                                            41.4                 96.2
Other long-term liabilities                                                  37.1                 49.7
-------------------------------------------------------------------------------------------------------
Total liabilities                                                         1,206.4              1,324.5
-------------------------------------------------------------------------------------------------------

Shareholders' equity
Preferred stock - authorized 15,000,000 shares of $1 par value;
   none outstanding                                                             -                    -
Common stock - authorized 250,000,000 shares of $1 par value;
   issued 66,789,090 and 66,729,457 shares                                   66.8                 66.7
Additional paid-in capital                                                   71.6                 62.3
Retained earnings                                                         1,051.3                957.8
Accumulated other comprehensive income (loss)                               (87.2)               (35.8)
Grantor stock trust at fair market value -
   6,443,033 and 6,677,450 shares                                          (179.6)              (177.4)
Treasury stock at cost - 2,523,435 and 1,505,339 shares                     (78.9)               (48.3)
-------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  844.0                825.3
-------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                              $ 2,050.4            $ 2,149.8
-------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

28 Snap-on Incorporated 2000 Annual Report

Consolidated Statements of Shareholders' Equity and Comprehensive Income
                                                                             Accumulated
                                                     Additional                    Other     Grantor                      Total
                                             Common     Paid-in  Retained  Comprehensive       Stock    Treasury  Shareholders'
(Amounts in millions except share data)       Stock     Capital  Earnings  Income (Loss)       Trust       Stock        Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                    $66.5       $82.7    $939.0         $(30.4)      $   -     $(165.7)        $892.1

Comprehensive income:
   Net loss for 1998                                                 (4.8)
   Foreign currency translation                                                      2.7
   Minimum pension liability                                                        (2.5)
Total comprehensive income (loss)                                                                                          (4.6)
Cash dividends - $.86 per share                                     (51.0)                                                (51.0)
Dividend reinvestment plan -
   33,620 shares                                             .9                                                              .9
Stock plans - 179,422 shares                     .2         7.3                                                             7.5
Establishment of grantor stock trust
   with 7,100,000 treasury shares                          36.5                               (255.1)      218.6              -
Grantor stock trust - 175,981 shares                                                             3.8                        3.8
Share repurchase, net of reissuance -
   2,159,911 shares                                          .3                                            (86.6)         (86.3)
Adjustment of grantor stock trust to
   fair market value                                      (10.3)                                10.3                          -
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                     66.7       117.4     883.2          (30.2)     (241.0)      (33.7)         762.4

Comprehensive income:
   Net earnings for 1999                                            127.2
   Foreign currency translation                                                     (5.4)
   Minimum pension liability                                                         (.2)
Total comprehensive income (loss)                                                                                         121.6
Cash dividends - $.90 per share                                     (52.6)                                                (52.6)
Dividend reinvestment plan -
   38,809 shares                                            1.2                                                             1.2
Stock plans - 5,479 shares                                   .4                                                              .4
Grantor stock trust - 246,569 shares                                                             6.9                        6.9
Share repurchase, net of reissuance -
   489,115 shares                                                                                          (14.6)         (14.6)
Adjustment of grantor stock trust to
   fair market value                                      (56.7)                                56.7                          -
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                     66.7        62.3     957.8          (35.8)     (177.4)      (48.3)         825.3

Comprehensive income:
   Net earnings for 2000                                            148.5
   Foreign currency translation                                                    (52.0)
   Minimum pension liability                                                          .6
Total comprehensive income (loss)                                                                                          97.1
Cash dividends - $.94 per share                                     (55.0)                                                (55.0)
Dividend reinvestment plan -
   50,725 shares                                 .1         1.3                                                             1.4
Stock plans - 8,908 shares                                   .3                                                              .3
Grantor stock trust - 234,417 shares                                                             5.5                        5.5
Share repurchase, net of reissuance -
   1,018,096 shares                                                                                        (30.6)         (30.6)
Adjustment of grantor stock trust to
   fair market value                                        7.7                                 (7.7)                         -
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2000                  $66.8       $71.6  $1,051.3         $(87.2)    $(179.6)     $(78.9)        $844.0
----------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                                                        Snap-on Incorporated 2000 Annual Report 29

Consolidated Statements of Cash Flows
(Amounts in millions)                                                    2000          1999          1998
------------------------------------------------------------------------------------------------------------
Operating activities
Net earnings (loss)                                                   $ 148.5       $ 127.2      $   (4.8)
Adjustments to reconcile net earnings (loss) to net cash
   provided (used) by operating activities:
     Cumulative effect of a change in accounting principle
       for pensions, net of tax                                         (25.4)            -             -
     Depreciation                                                        48.4          41.3          34.8
     Amortization of intangibles                                         17.8          14.1          10.2
     Deferred income tax provision                                        9.7          16.3          13.1
     (Gain) on sale of assets                                            (1.5)         (1.3)         (7.3)
     (Gain) on dispositions of businesses                                   -          (4.4)            -
     Restructuring and other non-recurring charges, net of tax           14.2          23.3         107.6
Changes in operating assets and liabilities, net of
   effects of acquisitions:
     (Increase) decrease in receivables                                 (50.2)         21.6          11.8
     (Increase) decrease in inventories                                   9.0          (5.7)        (28.9)
     (Increase) decrease in prepaid and other assets                      5.8          42.0          35.7
     Increase (decrease) in accounts payable                             17.9           7.4         (13.4)
     Increase (decrease) in accruals and other liabilities               (4.0)        (46.2)        (83.8)
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               190.2         235.6          75.0

Investing activities
Capital expenditures                                                    (57.6)        (35.4)        (46.8)
Acquisitions of businesses - net of cash acquired                       (11.9)       (440.7)        (79.5)
Dispositions of businesses                                               15.5          21.3             -
Disposal of property and equipment                                       11.7           6.5          16.7
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (42.3)       (448.3)       (109.6)

Financing activities
Payment of long-term debt                                                (8.0)        (48.7)         (3.6)
Increase in long-term debt                                                6.3           6.8          48.2
Increase (decrease) in short-term borrowings - net                      (77.9)        316.2         104.2
Purchase of treasury stock                                              (30.6)        (14.6)        (86.6)
Proceeds from stock purchase and option plans                             7.1           8.5          12.4
Cash dividends paid                                                     (55.0)        (52.6)        (51.0)
------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    (158.1)        215.6          23.6

Effect of exchange rate changes on cash                                  (1.3)          (.3)           .4
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        (11.5)          2.6         (10.6)
Cash and cash equivalents at beginning of year                           17.6          15.0          25.6
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   6.1       $  17.6      $   15.0
------------------------------------------------------------------------------------------------------------

Supplemental cash flow disclosures:
  Cash paid for interest                                              $  40.8       $  27.4      $   20.9
  Cash paid for income taxes                                             54.0          26.4          66.2
------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

30 Snap-on Incorporated 2000 Annual Report

Notes to Consolidated Financial Statements

Note 1: Nature of Operations
Snap-on Incorporated ("Snap-on") is a leading global developer, manufacturer and marketer of tool, diagnostic and equipment solutions for professional tool users. Product lines include hand and power tools, tool storage products, shop equipment, saws and cutting tools, pruning tools, under-hood diagnostics equipment, under-car equipment, safety-testing equipment, collision repair equipment, vehicle service information, business management systems, services, and other solutions for the transportation service, industrial, agricultural, and other commercial industries. Snap-on's customers include professional automotive technicians, shop owners, franchised service centers, national accounts, original equipment manufacturers and industrial, agricultural, and commercial tool and equipment users worldwide.

Note 2: Summary of Accounting Policies
PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The consolidated financial statements include the accounts of Snap-on and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Snap-on Credit LLC ("the LLC"), a 50%-owned joint venture with The CIT Group, Inc. ("CIT"), is recorded using the equity method. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

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

FISCAL YEAR ACCOUNTING PERIOD: Snap-on's fiscal year ends on the Saturday nearest December 31. The 2000, 1999 and 1998 fiscal years ended on December 30, 2000, January 1, 2000, and January 2, 1999. The 2000, 1999 and 1998 fiscal years each contained 52 weeks.

REVENUE RECOGNITION: Snap-on recognizes revenues at the time that products are shipped or services are performed, and accrues for estimated future returns in the period in which the sale is recorded. Franchise fee revenue is recognized as the fees are earned. Revenue from franchise fees was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

CASH EQUIVALENTS: Snap-on considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

INVENTORIES: Inventories consist of manufactured products and merchandise for resale and are stated at the lower of cost or market. Manufactured products include the costs of materials, labor and manufacturing overhead. Inventories accounted for using the first-in, first-out (FIFO) method approximated 63% and 61% of total inventory as of year-end 2000 and 1999. All other inventories are generally determined using the last-in, first-out (LIFO) cost method. For additional inventory information, refer to Note 4.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Accelerated depreciation methods are used for income tax purposes. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use that are capitalized and amortized on a straight-line basis over their estimated useful life. Development costs for computer software to be sold, leased or otherwise marketed externally are also capitalized and amortized on a straight-line basis over their estimated useful life. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. For additional property and equipment information, refer to Note 5.

INTANGIBLES: Goodwill and other intangibles arising from business acquisitions are being amortized over 13 to 40 years on a straight-line basis. Goodwill, net of accumulated amortization, was $360.0 million and $389.2 million at the end of 2000 and 1999. Goodwill amortization was $14.9 million, $11.8 million and $8.5 million for 2000, 1999 and 1998. Accumulated amortization of goodwill was $42.5 million and $27.6 million at the end of 2000 and 1999. Snap-on continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Intangibles also include patents and trademarks of $64.6 million and $64.1 million at year-end 2000 and 1999 that are being amortized over their useful life.

RESEARCH AND ENGINEERING: Research and engineering costs are charged to expense in the year incurred. For 2000, 1999 and 1998, these costs were $50.6 million, $50.2 million and $48.6 million.

INCOME TAXES: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. For detailed tax information, refer to Note 8.

                                      Snap-on Incorporated 2000 Annual Report 31

FOREIGN CURRENCY TRANSLATION: The financial statements of Snap-on's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities of foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into Accumulated Other Comprehensive Income (Loss) in the accompanying Consolidated Balance Sheets. Foreign exchange transaction gains and losses are reported in net income and were not material in any year.

NET FINANCE INCOME: Net finance income consists of origination fees paid by the LLC based on the volume of installment receivables originated by the LLC net of related administrative expenses, installment contract income, dealer start-up loan receivable income and gains on the sale of receivables.

ADVERTISING AND PROMOTION EXPENSE: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred.

WARRANTIES: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded.

DERIVATIVES: Snap-on utilizes derivative financial instruments, including interest rate swaps and foreign exchange contracts, to manage its exposure to interest rate and foreign currency exchange rate risks. Snap-on does not hold or issue financial instruments for trading purposes. For detailed financial instrument information, refer to Note 9.

ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133."

These standards require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on the type of hedge transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards could result in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

These standards became effective for Snap-on at the beginning of its 2001 fiscal year - December 31, 2000. Snap-on will record the cumulative effect adjustment resulting from the transition to these new accounting requirements as an adjustment to accumulated other comprehensive income (loss). The effect of this change in accounting is not material to Snap-on's results of operations or financial position.

PER SHARE DATA: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Diluted earnings per share is the same as basic earnings per share in periods where the effect is anti-dilutive (that is, the calculation results in increased earnings per share or reduces net loss per share). Snap-on had dilutive shares as of December 30, 2000, and January 1, 2000, of 175,155 shares and 383,200 shares. As of January 2, 1999, Snap-on had 576,000 shares that were anti-dilutive.

Note 3: Acquisitions and Divestitures
During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price of these acquisitions, plus costs related to the finalization of 1999 acquisitions, was $11.9 million. Pro forma financial information has not been presented for the 2000 acquisitions, as the effects of these businesses, individually and in the aggregate, were not material.

On September 30, 1999, Snap-on acquired Bahco Group AB ("Bahco"), formerly known as Sandvik Saws and Tools, from Sandvik AB for $391 million in a cash purchase transaction. Also during 1999, Snap-on acquired the remaining 40% of Mitchell Repair Information Company, LLC ("MRIC") and full ownership of three businesses for an aggregate cash purchase price of $73.9 million. During the fourth quarter of 1999, Snap-on sold a 15% interest in MRIC to Genuine Parts Company.

32 Snap-on Incorporated 2000 Annual Report

The acquisition of Bahco, a manufacturer and supplier of professional tools, was accounted for as a purchase and the results of Bahco have been included in the accompanying consolidated financial statements since the date of acquisition. The total purchase price of $391 million included the purchase of facilities, a number of brand names and trademarks, and certain other assets and liabilities. The acquisition was funded through working capital and an expansion of an existing commercial paper credit facility. A goodwill allocation in accordance with the criteria established under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," has been performed. The cost of the acquisition has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed, resulting in goodwill of $230 million.

The allocation of the purchase price of $391 million, which includes direct acquisition costs of $14 million, is as follows:

(Amounts in millions)
------------------------------------------------------------------------
Fair value of property and equipment                                $98
Fair value of patents and trademarks                                 25
Other net assets acquired                                            38
Goodwill                                                            230
------------------------------------------------------------------------
Purchase price                                                     $391
------------------------------------------------------------------------

Assigned useful lives are as follows:

------------------------------------------------------------------------
Patents                                                        13 years
Trademarks                                                     40 years
Goodwill                                                       40 years
------------------------------------------------------------------------

The following unaudited pro forma summary gives effect to the acquisition of Bahco as if the acquisition had occurred on January 1, 1998, after giving effect to certain adjustments for depreciation, amortization, interest expense and income taxes associated with the purchase method of accounting as performed at the time of the acquisition. The unaudited pro forma summary is based on historical financial data and on assumptions and adjustments that may be inherently subject to significant uncertainty and contingencies. It can be expected that some or all of the assumptions on which the following unaudited pro forma summary is based will prove to be inaccurate. As a result, the unaudited pro forma summary does not purport to represent what Snap-on's results of operations would have been if the acquisition of Bahco had occurred on January 1, 1998, and is not intended to project Snap-on's results of operations for any future period.

(Amounts in millions except per share data)        1999            1998
------------------------------------------------------------------------
Net sales:
   As reported                                 $1,945.6        $1,772.6
   Pro forma (unaudited)                        2,174.6         2,096.5
Net earnings (loss):
   As reported                                    127.2            (4.8)
   Pro forma (unaudited)                          123.7             (.5)
Earnings (loss) per share - basic:
   As reported                                     2.18            (.08)
   Pro forma (unaudited)                           2.11            (.01)
Earnings (loss) per share - diluted:
   As reported                                     2.16            (.08)
   Pro forma (unaudited)                           2.10            (.01)
------------------------------------------------------------------------

During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco acquisition. As Windsor was accounted for as "held for sale" in accordance with APB Opinion No. 16, it has had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and a resulting adjustment to goodwill.

During 1998, Snap-on acquired full or partial ownership of five business operations and an additional 10% interest in MRIC for an aggregate cash purchase price of $79.5 million.

Note 4: Inventories
The components of Snap-on's inventories were as follows:

(Amounts in millions)                              2000            1999
------------------------------------------------------------------------
Finished stock                                   $386.0          $418.5
Work in process                                    45.1            47.9
Raw materials                                      79.7            81.8
Excess of current cost over LIFO cost             (91.9)          (93.4)
------------------------------------------------------------------------
Total inventories                                $418.9          $454.8
------------------------------------------------------------------------

Note 5: Property and Equipment
Snap-on's property and equipment values, which are carried at cost, were as follows:

(Amounts in millions)                              2000            1999
------------------------------------------------------------------------
Land                                             $ 24.3          $ 26.8
Buildings and improvements                        204.8           207.9
Machinery and equipment                           477.2           454.1
------------------------------------------------------------------------
                                                  706.3           688.8
Less: accumulated depreciation                   (361.2)         (326.2)
------------------------------------------------------------------------
Property and equipment - net                     $345.1          $362.6
------------------------------------------------------------------------

The estimated service lives of property and equipment are principally as follows:
------------------------------------------------------------------------
Buildings and improvements                                3 to 50 years
Machinery and equipment                                   2 to 15 years
Computer software                                          2 to 7 years
Vehicles                                                   2 to 6 years
------------------------------------------------------------------------

                                      Snap-on Incorporated 2000 Annual Report 33

Note 6: Accounts Receivable
Accounts receivable include trade and installment receivables. At the end of 2000 and 1999, the allowance for doubtful accounts was $40.9 million and $27.8 million.

Gross installment receivables amounted to $89.7 million and $98.4 million at the end of 2000 and 1999, and include $15.0 million and $16.0 million of unearned finance charges at the end of 2000 and 1999. Gross installment receivables of $41.3 million and $43.9 million are due beyond one year from the end of 2000 and 1999.

On January 3, 1999, Snap-on and Newcourt Finance USA Inc. ("Newcourt") established the LLC, a joint venture that provides financial services to Snap-on's domestic dealer and customer network. Snap-on also provides financing internationally through its wholly owned credit subsidiaries. As a result of establishing the LLC, Snap-on effectively outsourced to the LLC its domestic captive credit function, which was previously managed by Snap-on's wholly owned subsidiary, Snap-on Credit Corporation. On November 15, 1999, Newcourt was acquired by CIT. Snap-on receives income from fees paid by the LLC, which are based primarily upon the volume of installment receivables originated by the LLC. CIT provides services and expertise to the LLC and is paid a fee by the LLC for such services. The management fee paid to CIT is also based primarily on the volume of installment receivables originated by the LLC. CIT receives warehousing and securitization fees from the LLC in connection with the purchased receivables.

In conjunction with the establishment of the LLC, Snap-on repurchased $337.0 million of its previously securitized installment receivables and $68.3 million of its previously securitized dealer finance loan receivables. Upon repurchase, these receivables were sold to Newcourt. In a separate transaction, Snap-on also sold to Newcourt its remaining on-balance-sheet portfolio of U.S. installment receivables, including existing extended credit, equipment lease and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pre-tax gain of approximately $40 million. Since Newcourt had the right to put back to Snap-on the unpaid portion of the extended credit installment receivable portfolio based on the same pricing formula, this gain was recognized by Snap-on over a two-year period.

All transactions were reflected as sales of accounts receivable in the accompanying Consolidated Balance Sheets and as increases to operating cash flows in the accompanying Consolidated Statements of Cash Flows. The gains on these sales are included in Net Finance Income on the accompanying Consolidated Statements of Earnings.

Note 7: Short-term and Long-term Debt
Notes payable to banks totaled $65.4 million and $17.9 million at the end of 2000 and 1999.

Commercial paper totaled $365.5 million at the end of 2000 and $498.7 million at the end of 1999. During 2000, Snap-on established a multi-currency commercial paper program. At the end of 2000, Snap-on had commercial paper outstanding in U.S. dollars, euros, Swedish krona and Japanese yen. These amounts have been classified as long term, as it is Snap-on's intent, and it has the ability (supported by its long-term revolving credit facilities), to refinance the debt on a long-term basis.

At December 30, 2000, Snap-on had $625 million of revolving credit facilities to support its commercial paper programs. A $208 million revolving credit facility is effective for a five-year term and terminates on August 20, 2005. A $417 million credit facility is a 364-day facility with a one-year term-out option that terminates on August 20, 2001. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. At the end of 2000 and 1999, Snap-on was in compliance with all covenants of the revolving credit facilities and there were no borrowings under either revolving credit commitment.

Average commercial paper and bank notes outstanding were $529.1 million in 2000 and $243.0 million in 1999. The weighted-average interest rate on these instruments was 5.9% in 2000 and 5.3% in 1999. As of December 30, 2000, and January 1, 2000, commercial paper and bank notes outstanding had a weighted-average interest rate of 6.1% and 6.0%.

Snap-on's long-term debt consisted of the following:

(Amounts in millions)                                   2000        1999
------------------------------------------------------------------------
Senior unsecured indebtedness                         $100.0      $100.0
Borrowings under commercial paper programs             365.5       498.7
Other long-term debt                                    12.4        13.2
------------------------------------------------------------------------
                                                       477.9       611.9
Less: current maturities                                (4.9)       (4.4)
------------------------------------------------------------------------
Total long-term debt                                  $473.0      $607.5
------------------------------------------------------------------------

The annual maturities of Snap-on's long-term debt due in the next five years are $4.9 million in 2001, $160.4 million in 2002, $2.4 million in 2003, $0.5 million in 2004 and $100.2 million in 2005.

In September 1994, Snap-on filed a registration statement with the Securities and Exchange Commission that allows Snap-on to issue from time to time up to $300 million of unsecured indebtedness. In October 1995, Snap-on issued $100 million of its notes

34 Snap-on Incorporated 2000 Annual Report to the public. The notes require payment of interest on a semiannual basis at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds of this issuance were used to repay a portion of Snap-on's outstanding commercial paper and for working capital and general corporate purposes.

Note 8: Income Taxes
Earnings (loss) before income taxes consisted of the following:

(Amounts in millions)                         2000         1999         1998
------------------------------------------------------------------------------
U.S.                                        $175.2       $171.5       $(12.1)
Foreign                                       58.7         26.4         22.9
------------------------------------------------------------------------------
Total earnings before income taxes          $233.9       $197.9       $ 10.8
------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

(Amounts in millions)                         2000         1999         1998
------------------------------------------------------------------------------
Current:
   Federal                                   $42.9        $38.2        $31.5
   Foreign                                    19.7         13.9          8.1
   State                                       4.6          5.4          3.7
------------------------------------------------------------------------------
Total current                                 67.2         57.5         43.3
------------------------------------------------------------------------------
Deferred:
   Federal                                    11.8          9.8        (25.1)
   Foreign                                     4.0          1.4           .8
   State                                       2.4          2.0         (3.4)
------------------------------------------------------------------------------
Total deferred                                18.2         13.2        (27.7)
------------------------------------------------------------------------------
Total income tax provision                   $85.4        $70.7        $15.6
------------------------------------------------------------------------------

A reconciliation of Snap-on's effective income tax rate to the statutory federal tax rate follows:

                                              2000         1999         1998
------------------------------------------------------------------------------
Statutory federal income tax rate             35.0%        35.0%        35.0%
Increase (decrease) in tax rate
   resulting from:
    State income taxes, net of
     federal benefit                           2.0          2.4          3.0
    Foreign sales corporation
      tax benefit                             (1.4)        (1.2)        (1.7)
    Restructuring and other
      non-recurring charges                      -          (.3)       108.1
    Change in valuation allowance              1.0           .2           .2
    Non-deductible goodwill
      amortization                             1.4           .1           .8
    Foreign rate difference                   (1.0)         (.5)          .2
    Other                                      (.5)           -         (1.5)
------------------------------------------------------------------------------
Effective tax rate                            36.5%        35.7%       144.1%
------------------------------------------------------------------------------

Temporary differences that give rise to the net deferred tax benefit are as follows:

(Amounts in millions)                         2000         1999         1998
------------------------------------------------------------------------------
Current deferred income tax benefits:
   Inventories                               $20.6        $18.4        $21.3
   Accruals and reserves not
     currently deductible                     17.2         32.8         24.7
   Restructuring and other
     non-recurring accruals                   19.3          3.4         23.4
   Other                                       3.5          5.0         (2.6)
------------------------------------------------------------------------------
Total current (included in
   prepaid expenses)                          60.6         59.6         66.8
------------------------------------------------------------------------------
Long-term deferred income tax benefits:
   Employee benefits                          45.1         66.7         61.9
   Net operating losses                       27.9         27.6         38.3
   Depreciation                              (39.0)       (41.6)       (21.7)
   Restructuring and other
     non-recurring accruals                      -         (3.0)         2.6
   Other                                       1.5          2.2         (1.1)
   Valuation allowance                       (27.2)       (24.2)       (29.4)
------------------------------------------------------------------------------
Total long term                                8.3         27.7         50.6
------------------------------------------------------------------------------
Net deferred income tax benefit              $68.9        $87.3       $117.4
------------------------------------------------------------------------------

At December 30, 2000, Snap-on had tax net operating loss carryforwards totaling $82.8 million as follows:

(Amounts in millions)                         U.S.      Foreign        Total
------------------------------------------------------------------------------
Year of expiration:
   2001 - 2003                               $   -        $11.1        $11.1
   2004 - 2007                                17.1          4.9         22.0
   2008 - 2012                                   -           .1           .1
   Indefinite                                    -         49.6         49.6
------------------------------------------------------------------------------
                                             $17.1        $65.7        $82.8
------------------------------------------------------------------------------

A valuation allowance totaling $27.2 million, $24.2 million and $29.4 million in 2000, 1999 and 1998 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in this valuation allowance is $2.5 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

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

                                      Snap-on Incorporated 2000 Annual Report 35

The undistributed earnings of all subsidiaries were $146.7 million, $112.8 million and $121.7 million at the end of 2000, 1999 and 1998. Snap-on does not expect that additional income taxes will be incurred on future distributions of such earnings and no deferred income taxes have been provided for the distribution of these earnings to the parent company.

Note 9: Financial Instruments
Snap-on uses derivative instruments to manage well-defined interest rate and foreign currency exposures. Snap-on does not use derivative instruments for trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure,
(ii) whether or not overall risk is being reduced, and (iii) if there is a correlation between the value of the derivative instrument and the underlying obligation.

FOREIGN CURRENCY DERIVATIVE INSTRUMENTS: Snap-on has operations in a number of countries and has intercompany transactions among them and, as a result, is exposed to changes in foreign currency exchange rates. Snap-on manages most of these exposures on a consolidated basis, which allows for the netting of certain exposures to take advantage of any natural offsets. To the extent the net exposures are hedged, forward contracts are used. Gains and/or losses on these foreign currency hedges are included in income in the period in which the exchange rates change. Gains and/or losses have not been material to the consolidated financial statements.

At December 30, 2000, Snap-on had net outstanding foreign exchange forward contracts totaling $168.9 million comprised of $65.4 million in euros, $61.1 million in British pounds, $26.4 million in Canadian dollars, $12.6 million in Swedish krona and $3.4 million in other currencies. At January 1, 2000, Snap-on had outstanding foreign exchange forward contracts totaling $194.1 million comprised of $107.2 million in euros, $48.9 million in British pounds, $15.7 million in Canadian dollars, $18.1 million in Swedish krona and $4.2 million in other currencies.

INTEREST RATE SWAP AGREEMENTS: Snap-on enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates. The differentials paid or received on interest rate agreements are accrued and recognized as adjustments to interest expense. Gains and/or losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled.

Snap-on has interest rate swap agreements in place that effectively exchange floating interest rate payments for fixed interest rate payments. At December 30, 2000, and January 1, 2000, the notional principal amount outstanding of these agreements was $100 million.

CREDIT CONCENTRATIONS: Snap-on is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. Snap-on does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better. Snap-on does not anticipate non-performance by its counterparties.

Snap-on's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires Snap-on to disclose the fair value of financial instruments for both on- and off-balance-sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value of financial instruments:

     Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to Snap-on adjusted for credit quality, cost and profit factors. As of December 30, 2000, and January 1, 2000, the fair value was approximately $85 million and $93 million versus a book value of $75 million and $82 million.

     Interest rate swap agreements: The fair value of the agreements was based on a quote from the financial institution with which Snap-on executed the transactions. As of December 30, 2000, Snap-on would have realized a loss of $1.7 million upon termination of the agreements. As of January 1, 2000, Snap-on would have realized a gain of $1.3 million upon termination of the agreements.

     All other financial instruments: The carrying amounts of all other financial instruments approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, debt, forward exchange contracts and other financial instruments.

36 Snap-on Incorporated 2000 Annual Report

Note 10: Pension Plans
Snap-on has several non-contributory pension plans covering most U.S. employees and certain employees in foreign countries. Snap-on also has foreign contributory plans covering certain foreign employees. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. Snap-on recognizes retirement plan expenses in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and contributes to the plans based on actuarial computations. In certain defined retirement benefit plans, these computations include the amortization of past service cost over a maximum of 30 years. Plan assets primarily consist of corporate equities and various debt securities.

Snap-on utilizes the market-related approach to value its plan assets. During the fourth quarter of 2000, Snap-on changed its method of valuing its plan assets from a five-year averaging method to a three-year averaging method. The impact of this change is reported as a change in accounting principle for pensions, with a cumulative, pre-tax effect of $41.3 million recorded as of January 2, 2000. The impact on 2000 operating results was to reduce full-year pension expense by $9.7 million, or approximately $2.4 million per quarter. Snap-on has restated its first, second and third quarter 2000 results to reflect the impact of this change in accounting principle for pensions.

Snap-on's net pension expense (income) included the following components:

(Amounts in millions)                         2000         1999         1998
------------------------------------------------------------------------------
Service cost - benefits
   earned during the year                    $15.8        $18.7        $15.9
Interest cost on projected benefits           35.6         34.0         29.7
Less: actual return on plan assets           (33.1)       (37.2)       (39.6)
Curtailment gain                               (.6)        (3.3)        (2.7)
Net amortization and deferral:
   Actual return on plan assets in
     excess of projected return              (20.2)         (.6)         5.5
   Amortization of net
     assets at transition                     (1.3)        (1.2)        (1.3)
   Other                                      (3.7)         1.3          1.1
------------------------------------------------------------------------------
Net pension expense (income)                 $(7.5)       $11.7         $8.6
------------------------------------------------------------------------------

The status of Snap-on's pension plans was as follows:


(Amounts in millions)                                      2000         1999
------------------------------------------------------------------------------
Change in projected benefit obligation
Benefit obligation at beginning of year                  $491.4       $492.1
Service cost                                               15.8         18.7
Interest cost                                              35.6         34.0
Plan participants' contributions                             .6           .4
Benefits paid                                             (24.1)       (20.3)
Curtailment gain                                            (.6)        (3.3)
Plan amendments                                              .7          1.4
Actuarial gain                                            (31.2)       (60.4)
Foreign currency impact                                    (3.9)           -
Effect of plan reorganizations                                -          4.7
Effect of business acquisitions                             7.9         27.0
Effect of divestitures                                        -         (2.9)
Effect of settlements                                      (1.6)           -
------------------------------------------------------------------------------
Benefit obligation at end of year                        $490.6       $491.4
------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year           $526.7       $503.9
Actual return on plan assets                               33.1         36.3
Plan participants' contributions                             .6           .4
Contributions by employer                                   5.2          6.7
Benefits paid                                             (24.1)       (19.9)
Foreign currency impact                                    (1.8)           -
Effect of plan reorganizations                                -          4.4
Effect of business acquisitions                             8.0         (1.7)
Effect of divestitures                                        -         (3.4)
Effect of settlements                                      (1.9)           -
------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $545.8       $526.7
------------------------------------------------------------------------------

Funded status                                             $55.4        $35.3
Unrecognized net assets at year-end                        (4.0)        (3.9)
Change in unrecognized net gain from revaluation
   of market-related value of assets                       41.3            -
Unrecognized net gain from
   experience different than assumed                     (136.4)      (130.3)
Unrecognized prior service cost                            10.5          9.5
------------------------------------------------------------------------------
Net amount recognized                                    $(33.2)      $(89.4)
------------------------------------------------------------------------------

Amounts recognized in the consolidated
   balance sheets consist of:
    Prepaid benefit cost                                  $27.5        $19.7
    Accrued benefit liability                             (63.1)      (112.2)
    Other assets                                             .3           .4
    Accumulated other comprehensive income (loss)           2.1          2.7
------------------------------------------------------------------------------
Net amount recognized                                    $(33.2)      $(89.4)
------------------------------------------------------------------------------

                                      Snap-on Incorporated 2000 Annual Report 37

The weighted-average rate assumptions used in determining pension costs and the projected benefit obligation were:

                                                           2000         1999
------------------------------------------------------------------------------
Discount rate used to determine
   present value of projected benefit
     obligation at end of year                              7.9%         7.4%
Expected long-term rate of return
   on plan assets for the year                              9.7%         9.3%
Expected rate of increase in future
   compensation levels                                      4.9%         4.9%
------------------------------------------------------------------------------

Snap-on has pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets. At the end of 2000 and 1999, Snap-on had three such plans, including certain non-U.S. plans, with an aggregate accumulated benefit obligation of $25.3 million and $35.0 million with no plan assets.

Note 11: Retiree Health Care
Snap-on provides certain health care benefits for most retired U.S. employees. The majority of Snap-on's U.S. employees become eligible for those benefits if they reach early retirement age while working for Snap-on; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

For employees retiring under the comprehensive major medical plans, contributions are required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per-retiree annual cost commitment by Snap-on. Most employees hired since 1994 are required to pay the full cost. Snap-on does not fund the retiree health care plans.

Snap-on recognizes postretirement health care expense in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

Snap-on's net postretirement health care benefits expense included the following components:

(Amounts in millions)                         2000         1999         1998
------------------------------------------------------------------------------
Service cost - benefits attributed
   to service during the year                 $1.3         $2.0         $2.0
Interest cost on accumulated
   postretirement benefit obligation           5.6          5.9          5.5
Curtailment gain                                 -          (.2)         (.4)
Amortization of unrecognized
   net gain                                    (.9)         (.1)         (.6)
------------------------------------------------------------------------------
Net postretirement health
   care benefit expense                       $6.0         $7.6         $6.5
------------------------------------------------------------------------------

The status of Snap-on's U.S. postretirement plans was as follows:

(Amounts in millions)                                      2000         1999
------------------------------------------------------------------------------
Change in projected benefit obligation
Benefit obligation at beginning of year                   $83.2        $83.6
Service cost                                                1.3          2.0
Interest cost                                               5.6          5.9
Plan participants' contributions                            1.6          1.0
Benefits paid                                              (6.8)        (6.1)
Curtailment gain                                              -          (.2)
Actuarial gain                                             (9.9)        (3.0)
------------------------------------------------------------------------------
Benefit obligation at end of year                         $75.0        $83.2
------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year            $   -        $   -
Plan participants' contributions                            1.6          1.0
Contributions by employer                                   5.2          5.1
Benefits paid                                              (6.8)        (6.1)
------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $   -        $   -
------------------------------------------------------------------------------

Funded status                                            $(75.0)      $(83.2)
Unrecognized actuarial gain                               (22.2)       (13.0)
------------------------------------------------------------------------------
Postretirement liability                                 $(97.2)      $(96.2)
------------------------------------------------------------------------------

The accumulated postretirement benefit obligation at the end of 2000 consists of a current liability of $5.0 million and a long-term liability of $92.2 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% at the end of 2000 and 7.5% at the end of 1999.

The actuarial calculation assumes a health care trend rate of 6.6% in 2001, decreasing gradually to 5.0% in 2005 and thereafter.

38 Snap-on Incorporated 2000 Annual Report

As of December 30, 2000, a one-percentage-point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.2 million and the service cost and interest cost components by $0.1 million. Conversely, a one-percentage-point decrease in the health care cost trend rate for future years would decrease the accumulated postretirement benefit obligation by $1.1 million and the service cost and interest cost components by $0.1 million.

Note 12: Stock Options and Purchase Plans
Snap-on has a stock option plan for directors, officers and key employees, with expiration dates on the options ranging from 2001 to 2010. The plan provides that options be granted at exercise prices equal to market value on the date the option is granted.

Non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of Snap-on's stock. Directors may elect to defer receipt of all or part of these shares. For 2000, 1999 and 1998, issuances under the Directors' Fee Plan totaled 8,908 shares, 5,846 shares and 5,060 shares. Additionally, receipt of 11,670 shares, 6,886 shares and 3,951 shares was deferred in 2000, 1999 and 1998. At December 30, 2000, shares reserved for issuance to directors under this plan totaled 225,774.

Employees of Snap-on are eligible to participate in an employee stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2000, 1999 and 1998, issuances under the employee stock ownership plan totaled 55,322 shares, 53,082 shares and 81,114 shares. At December 30, 2000, shares reserved for issuance to employees under this plan totaled 601,087, and Snap-on held contributions of approximately $1.1 million for the purchase of common stock by employees.

Franchised dealers are eligible to participate in a dealer stock ownership plan. The purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2000, 1999 and 1998, issuances under the dealer stock ownership plan totaled 78,165 shares, 65,630 shares and 117,825 shares. At December 30, 2000, shares reserved for issuance to franchised dealers under this plan totaled 369,364, and Snap-on held contributions of approximately $1.5 million for the purchase of common stock by dealers.

Under the dividend reinvestment and stock purchase plan, participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits new investors and current shareholders to make additional contributions. For 2000, 1999 and 1998, issuances under the dividend reinvestment and stock purchase plan totaled 50,725 shares, 38,809 shares and 33,620 shares. At December 30, 2000, shares available for purchase under this plan totaled 1,855,936.

Snap-on continues to account for stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, as a result, no compensation for stock options was recognized. For disclosure purposes only under SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model.

Pro forma net income and earnings per share, and the assumptions used therein, assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123, are as follows:

(Amounts in millions except per share data)          2000     1999     1998
------------------------------------------------------------------------------
Net earnings (loss):
   As reported                                     $148.5   $127.2    $(4.8)
   Pro forma                                        141.3    122.8     (7.9)
Earnings (loss) per share - diluted:
   As reported                                       2.53     2.16     (.08)
   Pro forma                                         2.41     2.09     (.13)
Weighted-average assumptions under
   Black-Scholes:
     Risk-free interest rate                          6.7%     4.7%     5.5%
     Dividend yield                                   2.5%     2.5%     2.5%
     Expected stock price volatility                 28.2%    32.1%    21.2%
     Expected option life (in years)                  5.6      5.6      5.8
------------------------------------------------------------------------------

                                      Snap-on Incorporated 2000 Annual Report 39

Stock option activity was as follows:
                                                        2000                            1999                            1998
                                   ---------------------------------------------------------------------------------------------
                                      Options  Exercise Price*      Options    Exercise Price*        Options    Exercise Price*
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    2,977,467          $30.83     2,398,136            $29.21       2,114,228            $25.37
Granted                             1,735,600           26.37       785,800             34.41         585,950             39.77
Exercised                            (118,681)          20.42      (132,254)            22.27        (280,020)            21.84
Canceled                              (67,905)          28.16       (74,215)            31.86         (22,022)            34.74
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year          4,526,481          $29.44     2,977,467            $30.83       2,398,136            $29.21
--------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year          2,887,281          $30.21     1,982,416            $28.31       1,641,296            $24.71
Available for grant at end of year    387,809                     2,056,504                         2,840,089
--------------------------------------------------------------------------------------------------------------------------------
*Weighted-average

As calculated using the Black-Scholes option pricing model, the weighted-average fair value of options granted during the years ended December 30, 2000, January 1, 2000, and January 2, 1999, were $7.55, $9.64 and $8.92. The following table summarizes information about stock options outstanding as of December 30, 2000:

                                            2000 Options Outstanding                          2000 Options Exercisable
                                 --------------------------------------------------        --------------------------------
                                                    Remaining
                                       Shares     Contractual                                    Shares
Range of Exercise Prices          Outstanding     Life (Years)*      Exercise Price*        Exercisable    Exercise Price*
--------------------------------------------------------------------------------------------------------------------------------
$19 to $25                            987,497             2.4                $21.57             981,097           $21.52
$25 to $31                          1,763,059             9.0                 26.47             473,059            26.77
$31 to $38                          1,232,075             7.3                 35.33             889,275            35.65
$38 to $46                            543,850             3.2                 39.96             543,850            39.96
--------------------------------------------------------------------------------------------------------------------------------
Totals                              4,526,481             6.4                $29.44           2,887,281           $30.21
--------------------------------------------------------------------------------------------------------------------------------
*Weighted-average

Note 13: Capital Stock
Snap-on has undertaken stock repurchases from time to time to prevent dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. At its January 1999 meeting, the board of directors authorized the repurchase of up to $50 million of Snap-on's common stock. This action followed the board's authorization in 1998 to repurchase up to $100 million of common stock and its authorization in 1997 for up to $100 million of common stock. At the end of 2000, all of the 1999 authorization and a significant portion of the 1998 authorization, or $129 million in total, remained available. Snap-on repurchased 1,019,500 shares in 2000, following the repurchase of 492,800 shares in 1999 and 2,279,400 shares in 1998. Since 1995, Snap-on has repurchased 9,589,583 shares.

The board of directors declared on August 22, 1997, a dividend distribution of one preferred stock purchase right for each share of Snap-on's outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of Snap-on's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and-fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of Snap-on having a market value equivalent to two times the current purchase price. If Snap-on is acquired in a merger or other business combination not approved by the board of directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire Snap-on without approval of Snap-on's board of directors. The rights expire on November 3, 2007, and may be redeemed by Snap-on at a price of $.01 per right under certain circumstances.

40 Snap-on Incorporated 2000 Annual Report

Snap-on created a Grantor Stock Trust ("GST") in 1998 that was subsequently amended. In conjunction with the formation of the GST, Snap-on sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders' equity or on Snap-on's Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the incentive stock program and employee and franchised dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, votes the common stock held by the GST based on the terms set forth in the GST Agreement as amended. The GST is recorded as Grantor Stock Trust at Fair Market Value on the accompanying Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital. At December 30, 2000, the GST held 6,443,033 shares of common stock.

Note 14: Commitments and Contingencies
Snap-on has entered into certain operating lease agreements on facilities and office equipment that extend for varying amounts of time.

Snap-on's lease commitments require future payments as follows:

Year Ending                             (Amounts in millions)
----------------------------------------------------------------
2001                                                   $28.4
2002                                                    20.6
2003                                                    14.6
2004                                                     8.8
2005                                                     7.0
2006 and thereafter                                     20.2
----------------------------------------------------------------

Rent expense for worldwide facilities and office equipment was $35.3 million, $26.7 million and $22.7 million in 2000, 1999 and 1998.

In April 1996, Snap-on filed a complaint against SPX Corporation ("SPX") alleging infringement of Snap-on's patents and asserting claims relating to SPX's hiring of the former president of Sun Electric, a subsidiary of Snap-on. SPX filed a counterclaim, alleging infringement of certain SPX patents. Upon Snap-on's request for reexamination, the U.S. Patent and Trademark Office initially rejected SPX's patents as invalid, but reconfirmed them. Following the conclusion of discovery, the parties will engage in an arbitration scheduled for the fall of 2001. The parties' claims could involve multiple millions of dollars; however, it is not possible at this time to assess the outcome of any of the claims.

Snap-on is involved in various legal matters that are being defended and handled in the ordinary course of business and Snap-on maintains accruals for such costs. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on Snap-on's financial statements.

Note 15: Restructuring and Non-recurring Charges
In 2000, Snap-on recorded restructuring and non-recurring charges totaling $21.8 million pretax, primarily for various exit-related costs and impairment write-downs.

In the fourth quarter of 2000, Snap-on recorded a $4.2 million restructuring charge and $17.2 million in non-recurring charges. The restructuring charge relates to the closure of a small, under-performing vehicle-service business in the Asia/Pacific region and includes costs related to severance, lease terminations and write-off of intangible assets. The non-recurring charges relate to Snap-on's decision to exit a segment of the emissions-testing business. This decision was prompted by continued changes in technology and emissions regulations at both the state and federal levels. The non-recurring charges consist of $5.6 million for expected losses on the disposition of discontinued inventory, $3.9 million for extended warranty costs and $7.7 million for other asset impairments. In the first quarter of 2000, Snap-on incurred $0.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

On the accompanying Consolidated Statements of Earnings, the $9.5 million of non-recurring charges for inventory write-downs and warranty costs related to the exit of a segment of the emissions-testing business have been reported as Cost of Goods Sold - Non-recurring Charges. The $12.3 million in Restructuring and Other Non-recurring Charges includes non-recurring charges of $7.7 million for emissions-related asset impairments and $0.4 million for other relocation, severance and facilities consolidation costs. Also included in Restructuring and Other Non-recurring Charges is $4.2 million in restructuring costs for severance and exit costs related to the closure of a vehicle-service business.

During 1999, Snap-on recorded $37.2 million in restructuring and non-recurring charges related to its Project Simplify initiative. Project Simplify, a broad program of internal rationalizations,

                                      Snap-on Incorporated 2000 Annual Report 41
consolidations and reorganizations to make Snap-on's business operations simpler and more effective, was approved by the board of directors in the third quarter of 1998. The 18-month program included the cost of closing facilities, employee severance associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs.

Of the $37.2 million in charges recorded in 1999, $16.6 million is reflected in the Consolidated Statements of Earnings as Cost of Goods Sold - Non-recurring Charges, and $20.6 million is included in Restructuring and Other Non-recurring Charges. The $16.6 million in non-recurring charges reflects the discontinuance of an emissions-testing equipment line as part of Snap-on's refocus on high-volume products. The $20.6 million of non-recurring charges represents employee incentives of $1.5 million, relocation costs of $10.9 million, professional services of $9.1 million and $4.8 million for the discontinuance of SKUs in an effort to reduce the transaction costs and working capital intensity of Snap-on's product offering and refocus on high-volume growth products. These costs were partially offset by the reversal of $5.1 million of excess warranty reserves resulting from the expiration of the extended warranty period in 1999 and the reversal of $0.6 million of excess severance costs.

Project Simplify was essentially completed and fully provided for as of year-end 1999. Snap-on achieved its original targets of closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs, along with the consolidation of certain business units. Total charges incurred for Project Simplify were $187.5 million, and were comprised of $67.1 million of restructuring charges and $120.4 million of other non-recurring charges.

During 1998, Snap-on recorded charges of $149.9 million in its Consolidated Statements of Earnings for Project Simplify, including $60.6 million in Cost of Goods Sold - Non-recurring Charges, and $89.3 million in Restructuring and Other Non-recurring Charges. The $60.6 million included $9.7 million for additional warranty support, at no cost to the customer, for products already sold related to discontinued businesses and the elimination of $50.9 million of discontinued SKUs. Of the $89.3 million, $63.4 million represented restructuring charges and $25.9 million represented non-recurring charges. The restructuring reserve of $63.4 million included $15.5 million for severance costs, $7.6 million for non-cancelable lease agreements on the closure of facilities and other exit costs, $3.8 million for the write-down of property, plant and equipment and other assets to net realizable value, and $36.5 million for the write-down of impaired goodwill and other intangible assets of certain discontinued business units. The $25.9 million of non-recurring charges included costs to resolve certain legal matters of $18.7 million, including attorneys' fees and, in some cases, the likely cost to settle certain disputes that pre-dated the commencement of Project Simplify, and $7.2 million of other transitional costs. The $7.2 million includes $2.5 million of accelerated depreciation of computer equipment that was abandoned, employee incentives of $1.0 million, relocation costs of $1.2 million and professional services of $2.5 million.

Note 16: Segments
Snap-on has two reportable segments: the Snap-on Dealer Group (formerly Global Transportation) and the Commercial and Industrial Group (formerly Global Operations). These segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. The Snap-on Dealer Group consists of Snap-on's business operations serving the worldwide franchised dealer van channel. The Commercial and Industrial Group consists of the business operations serving the worldwide non-dealer tool and equipment products businesses. These two segments derive revenues primarily from the sale of tools and equipment.

The accounting policies of the reportable segments are described in Note 2. Snap-on evaluates the performance of its operating segments based on segment net sales and operating earnings. Snap-on accounts for intersegment sales and transfers based primarily on standard costs established between the segments. Snap-on allocates shared service expenses to those segments that utilize the services based on their percentage of revenues from external sources. Restructuring and other non-recurring charges are not allocated to the reportable segments.

Neither Snap-on nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

                                      Snap-on Incorporated 2000 Annual Report 42

Financial data by segment is as follows:

(Amounts in millions)                       2000         1999          1998
-----------------------------------------------------------------------------
Net sales from external customers
Snap-on Dealer Group                    $1,068.7     $1,050.9      $1,009.8
Commercial and
   Industrial Group                      1,107.0        894.7         762.8
-----------------------------------------------------------------------------
Total net sales                         $2,175.7     $1,945.6      $1,772.6
-----------------------------------------------------------------------------

Intersegment sales
Snap-on Dealer Group                    $     .1     $      -      $     .1
Commercial and
   Industrial Group                        361.5        414.8         503.7
-----------------------------------------------------------------------------
Total intersegment sales                   361.6        414.8         503.8
Elimination of intersegment sales         (361.6)      (414.8)       (503.8)
-----------------------------------------------------------------------------
Total consolidated intersegment sales   $      -     $      -      $      -
-----------------------------------------------------------------------------

Earnings
Snap-on Dealer Group                    $  127.3     $  120.0      $   90.1
Commercial and
   Industrial Group                         86.4         69.1          27.9
-----------------------------------------------------------------------------
Segment operating earnings                 213.7        189.1         118.0
Net finance income                          38.1         60.5          65.9
Restructuring and other
   non-recurring charges                   (21.8)       (37.2)       (149.9)
Interest expense                           (40.7)       (27.4)        (21.2)
Other income (expense) - net                 3.3         12.9          (2.0)
-----------------------------------------------------------------------------
Total pre-tax earnings from
   continuing operations                $  192.6     $  197.9      $   10.8
-----------------------------------------------------------------------------

Total assets
Snap-on Dealer Group                    $  796.0     $  766.8      $  758.6
Commercial and
   Industrial Group                      1,210.8      1,315.6         748.1
-----------------------------------------------------------------------------
Total from reportable segments           2,006.8      2,082.4       1,506.7
Financial Services                          96.2         97.2         189.1
Elimination of intersegment receivables    (52.6)       (29.8)        (20.9)
-----------------------------------------------------------------------------
Total assets                            $2,050.4     $2,149.8      $1,674.9
-----------------------------------------------------------------------------

(Amounts in millions)                       2000         1999          1998
-----------------------------------------------------------------------------
Capital expenditures
Snap-on Dealer Group                    $   13.0     $   16.2      $   17.1
Commercial and
   Industrial Group                         44.6         19.2          28.5
-----------------------------------------------------------------------------
Total from reportable segments              57.6         35.4          45.6
Financial Services                             -            -           1.2
-----------------------------------------------------------------------------
Total capital expenditures              $   57.6     $   35.4      $   46.8
-----------------------------------------------------------------------------

Depreciation and amortization
Snap-on Dealer Group                    $   20.3     $   20.5      $   20.6
Commercial and
   Industrial Group                         45.9         34.9          23.9
-----------------------------------------------------------------------------
Total from reportable segments              66.2         55.4          44.5
Financial Services                             -            -            .5
-----------------------------------------------------------------------------
Total depreciation
   and amortization                     $   66.2     $   55.4      $   45.0
-----------------------------------------------------------------------------

Geographic data is as follows:

(Amounts in millions)                       2000         1999          1998
-----------------------------------------------------------------------------
Geographic information
Net sales*
   United States                        $1,367.1     $1,306.7      $1,240.0
   Europe                                  587.5        434.3         361.0
   All other                               221.1        204.6         171.6
-----------------------------------------------------------------------------
Total net sales                         $2,175.7     $1,945.6      $1,772.6
-----------------------------------------------------------------------------

Long-lived assets
   United States                        $  199.0     $  218.8      $  218.5
   Europe                                  121.7        117.8          37.7
   All other                                24.4         26.0          15.8
-----------------------------------------------------------------------------
Total long-lived assets                 $  345.1     $  362.6      $  272.0
-----------------------------------------------------------------------------
*Net sales are attributed to countries based on the origin of the sale.

PRODUCTS AND SERVICES: Snap-on derives revenue from a broad line of products and complementary services that can be divided into two groups: tools and equipment. The following table shows the consolidated sales of these product groups in the last three years:

(Amounts in millions)                       2000         1999          1998
-----------------------------------------------------------------------------
Tools                                   $1,343.5     $1,149.3        $918.5
Equipment                                  832.2        796.3         854.1
-----------------------------------------------------------------------------
Total                                   $2,175.7     $1,945.6      $1,772.6
-----------------------------------------------------------------------------

                                      Snap-on Incorporated 2000 Annual Report 43

Quarterly Financial Information

Unaudited
(Amounts in millions except per share data) 2000         1999          1998
-----------------------------------------------------------------------------
Net sales
First quarter                           $  544.3     $  452.6      $  426.4
Second quarter                             563.2        473.1         442.2
Third quarter                              511.9        453.2         427.3
Fourth quarter                             556.3        566.7         476.7
-----------------------------------------------------------------------------
                                        $2,175.7     $1,945.6      $1,772.6
-----------------------------------------------------------------------------

Net earnings (loss)
First quarter*                          $   60.7     $   32.2      $   33.9
Second quarter*                             45.7         25.0          22.7
Third quarter*                              28.4         42.6         (72.5)
Fourth quarter                              13.7         27.4          11.1
-----------------------------------------------------------------------------
                                        $  148.5     $  127.2      $   (4.8)
-----------------------------------------------------------------------------

Net earnings (loss) per share - basic
First quarter*                          $   1.03     $    .55      $    .57
Second quarter*                              .78          .43           .38
Third quarter*                               .48          .73         (1.23)
Fourth quarter                               .25          .47           .19
-----------------------------------------------------------------------------
                                        $   2.54     $   2.18      $   (.08)
-----------------------------------------------------------------------------

Net earnings (loss) per share - diluted
First quarter*                          $   1.03     $    .55      $    .56
Second quarter*                              .78          .42           .38
Third quarter*                               .48          .72         (1.23)
Fourth quarter                               .24          .47           .19
-----------------------------------------------------------------------------
                                        $   2.53     $   2.16      $   (.08)
-----------------------------------------------------------------------------

Cash dividends paid per share
First quarter                           $    .23     $    .22      $    .21
Second quarter                               .23          .22           .21
Third quarter                                .24          .23           .22
Fourth quarter                               .24          .23           .22
-----------------------------------------------------------------------------
                                        $    .94     $    .90      $    .86
-----------------------------------------------------------------------------

*The first quarter of 2000 includes a pre-tax gain of $41.3 million ($25.4 million after tax, or $.43 per basic and diluted share) for the cumulative effect of a change in accounting principle for pensions. In addition, each of the first, second and third quarters of 2000 presented above have been restated by $2.4 million pretax ($1.5 million after tax) to reflect a reduction in pension expense resulting from the change in accounting for pensions. Previous to the restatement, net earnings for the first, second and third quarters of 2000 were reported as $33.8 million, $44.2 million and $26.9 million, and both basic and diluted net earnings per share were reported as $.58, $.75 and $.46 for the first, second and third quarters of 2000.

Net earnings per share are calculated on a quarterly basis and, as such, the amounts may not total the calculated full-year earnings (loss) per share due to quarterly fluctuations in weighted-average shares outstanding.

44 Snap-on Incorporated 2000 Annual Report

Six-year Data

(Amounts in millions except per share data)       2000          1999           1998           1997           1996          1995
----------------------------------------------------------------------------------------------------------------------------------
Summary of operations
Net sales                                     $2,175.7      $1,945.6       $1,772.6       $1,672.2       $1,485.3      $1,292.1
Gross profit                                     996.8         896.2          763.2          843.8          750.8         663.5
Operating expenses                               792.6         723.7          705.8          650.2          594.5         538.0
Net finance income                                38.1          60.5           65.9           71.9           64.3          63.2
Interest expense                                  40.7          27.4           21.2           17.6           12.7          13.3
Earnings from continuing operations              192.6         197.9           10.8          238.7          208.7         179.9
Income taxes                                      69.5          70.7           15.6           88.3           77.2          66.6
Cumulative effect, net of tax                     25.4             -              -              -              -             -
Net earnings (loss)                              148.5         127.2           (4.8)         150.4          131.5         113.3
----------------------------------------------------------------------------------------------------------------------------------

Financial position
Accounts receivable - net                     $  644.5      $  617.7       $  554.7       $  539.6       $  651.7      $  610.1
Inventories                                      418.9         454.8          375.4          373.2          269.8         250.4
Current assets                                 1,186.4       1,206.3        1,079.8        1,021.7        1,017.3         946.7
Current liabilities                              538.0         452.7          458.0          352.5          341.4         336.1
Working capital                                  648.4         753.6          621.8          669.2          675.9         610.6
Total invested capital                         1,387.3       1,455.1        1,102.0        1,067.2        1,001.2         920.7
Property and equipment - net                     345.1         362.6          272.0          265.8          245.3         220.1
Total assets                                   2,050.4       2,149.8        1,674.9        1,641.4        1,520.8       1,361.0
Long-term debt                                   473.0         607.5          246.6          151.0          149.8         143.8
Shareholders' equity                             844.0         825.3          762.3          892.1          828.2         750.7
----------------------------------------------------------------------------------------------------------------------------------

Common share summary
Net earnings (loss) per share - diluted       $   2.53      $   2.16       $   (.08)      $   2.44       $   2.13      $   1.83
Cash dividends paid per share                      .94           .90            .86            .82            .76           .72
Shareholders' equity per share                   14.60         14.10          12.98          14.74          13.62         12.35
Common stock price range                   32.44-20.88   37.81-26.44    46.44-25.50    46.31-34.25    38.25-27.33   31.50-20.67
Year-end share price                             27.88         26.56          34.81          42.38          36.38         30.17
Average shares outstanding - diluted              58.6          58.9           59.2           61.7           61.6          61.9
----------------------------------------------------------------------------------------------------------------------------------

Other financial statistics
Cash dividends paid                           $   55.0      $   52.6       $   51.0       $   49.9       $   46.3      $   44.1
Net cash provided
   by operating activities                       190.2         235.6           75.0          194.9          136.4         172.9
Capital expenditures                              57.6          35.4           46.8           55.4           52.3          31.6
Depreciation and amortization                     66.2          55.4           45.0           38.4           31.9          31.5
Total debt to total invested capital              39.2%         43.3%          30.8%          16.4%          17.3%         18.5%
Return on average
   shareholders' equity                           17.8%         16.0%           (.6)%         17.5%          16.7%         14.9%
----------------------------------------------------------------------------------------------------------------------------------
2000 results include $21.8 million of pre-tax restructuring and other non-recurring charges ($14.2 million after tax, or $.24 per diluted share) and a $41.3 million pre-tax gain ($25.4 million after tax, or $.43 per diluted share) for the cumulative effect of a change in accounting principle for pensions.

1999 results include $37.2 million of pre-tax restructuring and other non-recurring charges ($23.3 million after tax, or $.40 per diluted share).

1998 results include $149.9 million of pre-tax restructuring and other non-recurring charges ($107.6 million after tax, or $1.82 per diluted share).

1995 share data has been restated to reflect the three-for-two stock split that occurred in 1996.

Net Sales (in $ millions)

1996 - 1,485
1997 - 1,672
1998 - 1,773
1999 - 1,946
2000 - 2,176

Net Earnings (Loss) (in $ millions)

1996 - 132
1997 - 150
1998 - (5)
1999 - 127
2000 - 149

Shareholders' Equity per Share (in dollars)

1996 - 13.62
1997 - 14.74
1998 - 12.98
1999 - 14.10
2000 - 14.60

Cash Dividends Paid per Share (in dollars)

1996 - .76
1997 - .82
1998 - .86
1999 - .90
2000 - .94

                                      Snap-on Incorporated 2000 Annual Report 45

Management's Responsibility for Financial Reporting

The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on judgments and estimates by management. Snap-on maintains internal control systems designed to provide reasonable assurance that Snap-on's financial records reflect the transactions of Snap-on and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

Snap-on's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears below. As part of their audit of Snap-on's consolidated financial statements, Arthur Andersen LLP considered Snap-on's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Arthur Andersen LLP Snap-on's financial records and related data.

The audit committee of the board of directors is responsible for reviewing and evaluating the overall performance of Snap-on's financial reporting and accounting practices. The committee meets periodically and independently with management, internal auditors and the independent public accountants to discuss Snap-on's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the audit committee.


/s/ Robert A. Cornog               /s/ Donald S. Huml
Robert A. Cornog                   Donald S. Huml
Chairman, President and            Senior Vice President - Finance
Chief Executive Officer            and Chief Financial Officer


Report of Independent Public Accountants

To the Board of Directors and
Shareholders of Snap-on Incorporated:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 30, 2000, and January 1, 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 30, 2000. These consolidated financial statements are the responsibility of Snap-on's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of December 30, 2000, and January 1, 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 10 to the financial statements, effective January 2, 2000, Snap-on Incorporated changed its method of accounting for pensions.


/s/ Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
January 31, 2001


46 Snap-on Incorporated 2000 Annual Report

                                  EXHIBIT INDEX
Item 14(c):  Exhibits
---------------------

(2) (a) Share Purchase Agreement between CTT Cutting Tool Technology B.V. and Snap-on Incorporated ("the Corporation") dated as of April 16, 1999 (incorporated by reference to Exhibit 2(a) to Snap-on's report on Form 8-K dated September 30, 1999 (Commission File No. 1-7724))

     (b) Amendment Agreement #1 to Share Purchase Agreement between CTT Cutting Tool Technology B.V. and the Corporation dated as of September 30, 1999 (incorporated by reference to Exhibit 2(a) to Snap-on's report on Form 8-K dated September 30, 1999 (Commission File No. 1-7724))

(3) (a) Restated Certificate of Incorporation of the Corporation as amended through April 25, 1997 (incorporated by reference to Exhibit 3(a) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 2, 1998 (Commission File No. 1-7724))

     (b) Bylaws of the Corporation, effective as of January 26, 1996 (incorporated by reference to Exhibit 3(b) to Snap-on's Annual Report on Form 10-K for the fiscal year ended December 30, 1996 (Commission File No. 1-7724))

(4) (a) Rights Agreement between the Corporation and First Chicago Trust Company of New York, effective as of August 22, 1997 (incorporated by reference to Snap-on's Form 8-A12B dated October 17, 1997 (Commission File No. 1-7724))

          Snap-on and its subsidiaries have no long-term debt agreement for which the related outstanding debt exceeds 10% of consolidated total assets as of December 30, 2000. Copies of debt instruments for which the related debt is less than 10% of consolidated total assets will be furnished to the Commission upon request.

(10) Material Contracts

     (a) Amended and Restated Snap-on Incorporated 1986 Incentive Stock Program (incorporated by reference to Exhibit 10(a) of Snap-on's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-7724))*

     (b) Form of Restated Senior Officer Agreement between the Corporation and each of Robert A. Cornog, Frederick D. Hay, Donald S. Huml and Michael
          F. Montemurro (incorporated by reference to Exhibit 10(b) to Snap-on's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 (Commission File No. 1-7724))*

     (c) Form of Restated Executive Agreement between the Corporation and each of Alan T. Biland, Sharon M. Brady, Richard V. Caskey, Jeffrey N. Eggert, Dale F. Elliott, Gary S. Henning, Nicholas L. Loffredo, Denis
          J. Loverine, Susan F. Marrinan and Neil T. Smith (incorporated by reference to Exhibit 10(b) to Snap-on's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 (Commission File No. 1-7724))*

     (d) Deferred Compensation Waiver and Insurance Benefit Agreement between the Corporation and Robert A. Cornog dated January 30, 1998 (incorporated by reference to Exhibit 10(d) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 (Commission File No. 1-7724))*

     (e) Deferred Compensation Waiver and Insurance Benefit Agreement between the Corporation and Branko M. Beronja dated December 21, 1998 (incorporated by reference to Exhibit 10(e) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 (Commission File No. 1-7724))*

     (f) Deferred Compensation Waiver and Insurance Benefit Agreement between the Corporation and Frederick D. Hay dated September 27, 1999 (incorporated by reference to Exhibit 10(f) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-7724))*

     (g) Form of Indemnification Agreement between the Corporation and each of the Directors, Frederick D. Hay, Donald S. Huml, Susan F. Marrinan and Michael F. Montemurro effective October 24, 1997 (incorporated by reference to Exhibit 3(a) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 2, 1998 (Commission File No. 1-7724))*

     (h) Amended and Restated Snap-on Incorporated Directors' 1993 Fee Plan (incorporated by reference to Exhibit 10(h) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-7724))*

     (i) Snap-on Incorporated Deferred Compensation Plan (as amended through January 28, 2000)*#

     (j) Snap-on Incorporated Supplemental Retirement Plan for Officers (incorporated by reference to Exhibit 10(j) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-7724))*

     (k) Amended and Restated Benefit Trust Agreement between the Corporation and The Northern Trust Company, dated as of July 2, 1998 and amended and restated as of March 17, 2000 (incorporated by reference to Snap-on's Form 8-K dated March 17, 2000 (Commission File No. 1-7724))

     (l) Form of Deferred Award Agreement between the Corporation and each of Robert A. Cornog, Alan T. Biland, Dale F. Elliott, Gary S. Henning, Frederick D. Hay, Donald S. Huml, Michael F. Montemurro and Susan F. Marrinan, dated March 1, 1999 and Form of Restricted Stock Agreement between the Corporation and David E. Cox, dated March 1, 1999 (incorporated by reference to Exhibit 10(l) to Snap-on's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-7724))*

     (m) Five-year Credit Agreement between the Corporation and Salomon Smith Barney Inc., Banc One Capital Markets Inc. and the First National Bank of Chicago (incorporated by reference to Exhibit 10(a) to Snap-on's report on Form 10-Q for the quarterly period ended October 2, 1999 (Commission File No. 1-7724))

     (n) 364-Day Credit Agreement between the Corporation and Salomon Smith Barney Inc., Banc One Capital Markets Inc. and the First National Bank of Chicago (incorporated by reference to Exhibit 10(a) to Snap-on's report on Form 10-Q for the quarterly period ended October 2, 1999 (Commission File No. 1-7724))

     (o) Amended and Restated 364-Day Credit Agreement between the Corporation and Salomon Smith Barney Inc., Banc One Capital Markets, Inc., Citibank, N.A. and Banc One, N.A.#

     (p) Amended and Restated Five Year Credit Agreement between the Corporation and Salomon Smith Barney Inc., Banc One Capital Markets Inc., Citibank, N.A. and Banc One, N.A.#

     (q) Agreement between Branko M. Beronja and the Corporation regarding various subsidiary director assignments and special project fees for 2000 and 2001*#

     (r) Retention and Recognition Agreement between Robert A. Cornog and the Corporation*#

     (s)  Form of Severance Agreement between Donald S. Huml and the
          Corporation*#

     (t)  Form of Severance Agreements between the Corporation and each of Alan
          T. Biland, Sharon M. Brady, Dale F. Elliott, Frederick D. Hay, Nicholas L. Loffredo, Susan F. Marrinan and Michael F. Montemurro dated October 27, 2000*#

     (u) Form of Amendment to Deferred Compensation Waiver and Insurance Benefit Agreement between the Corporation and each of Robert A. Cornog, Branko M. Beronja and Fredrick D. Hay*#

     (v) Form of Split-Dollar Insurance Plan Agreement between the Corporation and each of Dale F. Elliott, Donald S. Huml, Susan F. Marrinan and Michael F. Montemurro*#

     (w) Form of Amendment to Split-Dollar Insurance Plan Agreement between the Corporation and each of Robert A. Cornog, Branko M. Beronja, Dale F. Elliott, Fredrick D. Hay, Donald S. Huml, Susan F. Marrinan and Michael F. Montemurro*#


(12)      Computation of Ratio of Earnings to Fixed Charges#

(13) The following portions of Snap-on's Annual Report to Shareholders, which are incorporated by reference in this Form 10-K, are filed as
          Exhibit 13: Management's Discussion and Analysis of Results of Operations and Financial Condition, Consolidated Statements of Earnings, Consolidated Balance Sheets, Consolidated Statements of Shareholders' Equity and Comprehensive Income, Consolidated Statements of Cash Flows, Notes to Consolidated Financial Statements, Quarterly Financial Information, Six-year Data, Management's Responsibility for Financial Reporting and Report of Independent Public Accountants.#

(18)      Letter regarding change in accounting principles for pensions#

(21)      Subsidiaries of the Corporation#

(23)      Consent of Independent Public Accountants#


# Filed herewith.
* Denotes management contract or compensatory plan or arrangement.