Form 10-K, Exhibit 13
period 2003-12-31
SNAP ON INC
filed 2004-03-16
CIK 91440

Six-year Data

(Amounts in millions, except per share data)	2003	2002	2001	2000	1999	1998
Net sales	$2,233.2	$2,109.1	$2,095.7	$2,175.7	$1,945.6	$1,772.6
Gross profit	964.7	964.9	949.0	996.8	896.2	763.2
Operating expenses	858.4	804.3	898.1	804.9	744.3	795.1
Net finance income	43.8	37.7	35.7	38.1	60.5	65.9
Operating earnings	150.1	198.3	86.6	230.0	212.4	34.0
Interest expense	24.4	28.7	35.5	40.7	27.4	21.2
Earnings from continuing operations	116.7	161.2	47.6	192.6	197.9	10.8
Income taxes	38.0	58.0	26.1	69.5	70.7	15.6
Cumulative effect, net of taxes	-	2.8	(2.5)	25.4	-	-
Net earnings (loss)	78.7	106.0	19.0	148.5	127.2	(4.8)

Financial position
Accounts receivable current - net	$546.8	$556.2	$572.8	$603.2	$573.8	$538.2
Inventories	351.1	369.9	375.2	418.9	454.8	375.4
Current assets	1,131.7	1,051.0	1,097.0	1,145.1	1,162.4	1,063.3
Accounts payable	189.7	170.9	141.2	161.0	146.4	89.4
Current liabilities	567.2	552.4	549.4	538.0	452.7	458.0
Property and equipment - net	328.6	330.2	327.7	345.1	362.6	272.0
Total assets	2,138.5	1,994.1	1,974.3	2,069.1	2,160.9	1,674.9
Long-term debt	303.0	304.3	445.5	473.0	607.5	246.6
Total shareholders' equity	1,010.9	830.4	775.8	844.0	825.3	762.4
Working capital	564.5	498.6	547.6	607.1	709.7	605.3
Working investment	708.2	755.2	806.8	861.1	882.2	824.2
Total net debt	237.1	342.3	467.9	537.2	612.2	324.7
Total invested capital	1,248.0	1,172.7	1,243.7	1,381.2	1,437.5	1,087.1

Common share summary
Net earnings (loss) per share - basic	$1.35	$1.82	$0.33	$2.54	$2.18	$(0.08)
Net earnings (loss) per share - diluted	1.35	1.81	0.33	2.53	2.16	(0.08)
Cash dividends paid per share	1.00	0.97	0.96	0.94	0.90	0.86
Shareholders' equity per share	17.37	14.27	13.40	14.60	14.10	12.98
Fiscal year-end share price	31.80	27.72	33.93	27.88	26.56	34.81
Average shares outstanding - diluted	58.4	58.5	58.1	58.6	58.9	59.2

Other financial statistics
Cash dividends paid	$58.2	$56.5	$55.6	$55.0	$52.6	$51.0
Net cash provided by operating activities	177.0	224.1	163.7	190.2	235.6	75.0
Capital expenditures	29.4	45.8	53.6	57.6	35.4	46.8
Depreciation and amortization	60.3	51.7	68.0	66.2	55.4	45.0
Total net debt to total invested capital	19.0%	29.2%	37.6%	38.9%	42.6%	29.9%
Return on average shareholders' equity	8.5%	13.2%	2.3%	17.8%	16.0%	(0.6)%

2003 results included $30.1 million of pretax restructuring and other continuous improvement charges ($19.6 million after tax or $0.34 per diluted share) of which $25.8 million was recorded in cost of goods sold and $4.3 million in operating expenses.

2002 results included $5.1 million, recorded in operating expenses, of pretax restructuring and other non-recurring charges ($3.3 million after tax or $0.05 per diluted share) and a $2.8 million pretax gain ($2.8 million after tax or $0.05 per diluted share) for the cumulative effect of a change in accounting principle for goodwill. Snap-on ceased amortizing goodwill and certain other intangible assets in 2002 in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

2001 results included $62.0 million of pretax restructuring and other non-recurring charges ($46.1 million after tax or $0.80 per diluted share), of which $49.4 million was included in operating expenses and $12.6 million was included in cost of goods sold, and a $4.1 million pretax loss ($2.5 million after tax or $0.04 per diluted share) for the cumulative effect of a change in accounting principle for derivatives. Goodwill amortization in 2001 totaled $13.9 million pretax.

2000 results included $21.8 million of pretax restructuring and other non-recurring charges ($14.2 million after tax or $0.24 per diluted share), of which $9.5 million was recorded in cost of goods sold and $12.3 million in operating expenses, and a $41.3 million pretax gain ($25.4 million after tax or $0.43 per diluted share) for the cumulative effect of a change in accounting principle for pensions. Goodwill amortization in 2000 totaled $14.5 million pretax.

1999 results included $37.2 million of pretax restructuring and other non-recurring charges ($23.3 million after tax or $0.40 per diluted share), of which $16.6 million was recorded in cost of goods sold and $20.6 million in operating expenses. Goodwill amortization in 1999 totaled $11.8 million pretax.

1998 results included $149.9 million of pretax restructuring and other non-recurring charges ($107.6 million after tax or $1.82 per diluted share), of which $60.6 million was recorded in cost of goods sold and $89.3 million in operating expenses. Goodwill amortization in 1998 totaled $8.5 million pretax.

Management’s Discussion and Analysis

Snap-on Incorporated (“Snap-on” or “the company”) was incorporated under the laws of the state of Wisconsin in 1920 and reincorporated under the laws of the state of Delaware in 1930. Snap-on is a leading global innovator, manufacturer and marketer of high-quality tool, diagnostic and equipment solutions for professional tool and equipment users. Product lines include a broad range of hand and power tools, tool storage, saws and cutting tools, pruning tools, vehicle service diagnostics equipment, vehicle service equipment, including wheel service, safety-testing and collision repair equipment, vehicle service information, business management systems, equipment repair services, and other tool and equipment solutions. Snap-on’s customers include automotive technicians, vehicle service centers, manufacturers, industrial tool and equipment users and those involved in commercial applications such as construction, electrical and agriculture. Products are sold through Snap-on’s franchised dealer van, company-direct, distribution and Internet sales channels.

        Snap-on’s business segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. Snap-on’s reportable business segments include: (i) the Snap-on Dealer Group, (ii) the Commercial and Industrial Group, and (iii) the Diagnostics and Information Group. The Snap-on Dealer Group consists of Snap-on’s business operations serving the worldwide franchised dealer van channel. The Commercial and Industrial Group consists of the business operations providing tools and equipment products to a broad range of industrial and commercial customers worldwide through direct, distributor and other non-franchised distribution channels. The Diagnostics and Information Group consists of the business operations providing diagnostics equipment, vehicle service information, business management systems, equipment repair services and other solutions for customers in the worldwide vehicle service and repair marketplace.

        Major challenges for Snap-on and the vehicle service and repair sector include the increasing rate of technological change within motor vehicles and the resulting impact on the businesses of both the company’s suppliers and customers that is necessitated by such change. Snap-on believes that it is a meaningful participant in the market sector for vehicle service and repair.

        Snap-on also markets its products to a wide variety of industrial customers including industrial maintenance and repair operations; manufacturing and assembly facilities; government facilities; schools; and original equipment manufacturers that require instrumentation or service tools and equipment for their products. Major challenges in the industrial sector include a highly competitive, cost-conscious environment, and a trend toward customers making all of their tool and equipment purchases through one integrated supplier. Snap-on believes that it is a meaningful participant in the market sector for industrial tools and equipment.

        Snap-on’s products are known for their quality workmanship, superior product performance and exceptional service, and customers readily recognize and prefer the Snap-on family of brand names. Innovation, marketplace knowledge and customer relationships are Snap-on competencies that support its position as a leading provider of professional tool and equipment solutions. Snap-on’s mission is to delight its customers – professional tool and equipment users worldwide – by providing innovative, productivity-enhancing products, services and solutions.

MANAGEMENT OVERVIEW
More than two-and-a-half years ago, Snap-on launched the Driven to Deliver™ strategic framework to better align the organization and serve as a catalyst for change. Snap-on believes the Driven to Deliver framework provides a roadmap for delivering high-quality products and services, as well as improved earnings and cash flow. Using this framework, Snap-on continues to take actions to grow its served customer base, pursue new marketplace opportunities and improve its operating performance. Numerous but necessary measures have been taken to drive this improvement. While the changes have come with a cost, Snap-on management believes that these actions have strengthened the foundation of the business, setting the stage for future profitable growth.

        The Driven to Deliver framework is based on the balanced application of three strategic principles: Quality People, Operational Fitness and Profitable Growth. This process builds on the solid foundation created through the strategic partnering efforts of Snap-on employees and dealers and fosters a business environment in which all employees contribute toward building a stronger company.

        The principle of Quality People means having the right people with the right skills in the right place to deliver positive results. Snap-on wants to ensure that employees are properly trained and motivated to achieve the company’s goals.

        Operational Fitness emphasizes the need for continuous improvement, streamlining processes and reducing waste.

        With a focus on Quality People and Operational Fitness, a strong foundation is built for sustainable Profitable Growth. Profitable Growth means growing the company while delivering a measurable increase in financial performance. Through innovation in internal development and a disciplined approach to marketplace opportunities, Snap-on is committed to anticipating and meeting its customers’changing needs that will continue to support its business and create incremental shareholder value.

        Since the adoption of the Driven to Deliver framework, Snap-on has taken significant action to reduce costs companywide and improve operational performance in businesses not earning acceptable financial returns. As its implementation became more widespread in 2003, Snap-on chose to accelerate a number of actions, as discussed below, that are designed to improve the company’s long-term profitability. While the near-term costs of these actions reduced 2003 operating margins, management expects to see an improvement in profitability as the company moves through 2004. The need to drive profitable growth is clearly recognized as a top priority for 2004 at Snap-on.

        Within its Driven to Deliverframework, Snap-on places heavy emphasis on the use of “Lean” tools, a business approach that seeks to improve processes from a customer value-added point of view. The use of Lean tools is intended to help Snap-on identify and eliminate waste and improve productivity to enhance responsiveness to customers. Snap-on expects to continue to accelerate its Lean and continuous improvement activity levels throughout 2004.

        Snap-on’s longer-term financial metrics, as outlined in its Driven to Deliver framework, remain the same – to grow profitably and to make sure that the company’s businesses are operationally fit. Snap-on’s goals include producing 30% of sales from products that are less than three years old and driving average earnings per share growth of 9% to 12% per year. The company’s goals also include improving operating margins to 10% or having a 10% improvement for those business units that have already achieved that target, and by the end of 2005, improving working investment turnover to four turns. Snap-on believes that working investment (accounts receivable — net of allowances plus inventories less accounts payable) is a measurement of a company’s effectiveness in using capital to support current sales levels.

        Snap-on incurred $30.1 million of costs in 2003 for its continuous improvement initiatives, which include the December 2003 closure of the company’s U.S. facility that assembled large-platform diagnostics and the closure of two U.S. hand-tool plants. The closure of the two hand-tool facilities, both of which are anticipated to be completed by April 2004, is expected to generate annual savings of approximately $12 million per year, beginning in 2004. Snap-on has, since May 2001, initiated the closing or consolidation of 38 manufacturing, distribution and administrative facilities worldwide and effected a 12.2% workforce reduction. Snap-on will continue to look for other continuous improvement opportunities that will further improve processes and strengthen customer responsiveness.

        Costs associated with continuous improvement efforts, combined with higher operating costs and softness in key end-markets, particularly those impacting the sale of the company’s equipment products, resulted in lower levels of profitability in 2003. The savings generated from continuous improvement actions taken over the last three years were largely reinvested in new product development and other growth initiatives and continuous improvement actions, and also used to help offset cost increases, including higher health care, pension and other retirement costs that are being incurred as a result of inflationary impacts on employee health care costs, lower investment returns and discount rates, as well as higher insurance premiums. In 2003, Snap-on incurred higher year-over-year pension, other retirement and insurance costs of $22.2 million, excluding pension and postretirement curtailment gains and losses. Snap-on is unable to predict if the recent trends in cost increases for employee health care, pension, other retirement and insurance will continue on a long-term basis, however, Snap-on does anticipate some cost increases in 2004 related to these items.

        In the worldwide Snap-on Dealer Group, U.S. sales activities by Snap-on’s franchised dealers are believed to have increased at a high-single-digit percentage rate during the fourth quarter of 2003 and, for the full year, end-market demand for tools and tool storage products increased as sell-through by the dealers was up mid-single-digits year over year. This sales growth rate exceeded the rate of growth in dealers’ purchases from Snap-on, and management believes that this reflects the momentum in the dealers’ efforts to improve their working investment turns. In 2002, Snap-on began focusing its dealers on the importance of better working capital management, including faster inventory turns, which lowered Snap-on sales. Snap-on believes that this effort is building a healthy foundation for the future, based upon shared success for both the dealer and Snap-on.

        Sales gains made by Snap-on dealers, particularly in the North American marketplace, reflect improvements from their business expansion through second vans and franchises, their ability to better serve existing customers as a result of productivity efforts, as well as reaching out to new customers and reaping incremental sales benefits. Over the last three years, the number of dealers in the United States increased 11.4%, reflecting success in a key element of the company’s “More Feet on the Street” dealer expansion and enhancement initiative that was launched nationally in 2000. The More Feet on the Street initiative provides new opportunities through additions of dealers and provides a means of enhancement for existing successful Snap-on dealers through second vans and second franchises. Snap-on expects to continue to invest in adding more second vans and new franchise dealers in 2004 under this program.

        Within the Commercial and Industrial Group, weak economic conditions in 2003 continued to impact the sale of capital goods equipment to vehicle repair shops and industrial tools to such sectors as aerospace and aviation, general manufacturing and non-residential construction. In addition, during the second quarter of 2003, Snap-on’s existing equipment distribution network was supplemented with a new sales organization, the Technical Automotive Group (“TAG”). The TAG direct sales group was created to enhance Snap-on’s existing equipment distribution network and improve long-term operating margins. The launch of the new TAG sales organization led to a disruption in sales. Since its inception, however, sales, sales leads and gross margins have been increasing sequentially each quarter, and this trend appears to be continuing into 2004. Ongoing market challenges affected the Commercial and Industrial Group throughout 2003, and it remains a difficult equipment market, particularly for products in collision repair where the price points are at the high end of Snap-on’s equipment portfolio. Snap-on believes that the softness in the equipment markets of the last three years is of a cyclical nature and that demand for capital equipment worldwide will rebound. In the interim, Snap-on management will continue to evaluate the financial performance of those businesses not earning acceptable financial returns.

        The Diagnostics and Information Group’s December 2003 closure of its large-platform diagnostics facility was in response to a marketplace preference towards smaller, handheld diagnostics products, such as the company’s Scanner™, MODIS™ and Vantage® products, where Snap-on believes it has leadership. The rapid integration of products and operations of NEXIQ Technologies, which was acquired in December 2002, has provided the company with access to a new marketplace – diagnostics for heavy-duty diesel trucks. Sales and operating income from this acquisition have exceeded the company’s expectations to date, and management believes there is significant potential for long-term worldwide growth in this served marketplace.

        The planned April 2004 closure of the two U.S. hand-tool facilities is on track as of year-end 2003 and largely meeting management’s expectations, despite some minor inefficiencies related to the transfer of production to other Snap-on facilities that occurred in the fourth quarter of 2003. As of year-end 2003, more than 50% of the equipment and related production has been moved to other Snap-on facilities. It is estimated that manufacturing floor space in the company’s heritage tool plants will be reduced by approximately 25% as a result of these actions, and response time and production throughput is expected to increase significantly – on some items by as much as 70% to 80%. As part of the transition, nearly 40% of the stock-keeping units (“SKUs”) that were being made at these two plants have been discontinued. Some of the discontinued items will be available to customers as outsourced products, but a large portion of the SKUs were deemed to have outlived their useful life or have appropriate substitute products already available. This should not result in any significant reduction in estimated future sales and is expected to improve profitability.

        Cash flow from operating activities remained strong in 2003. After dividend payments, share repurchases, and funding $95.2 million in pension obligations, cash flow was used to lower the company’s net debt position. With only minimum debt repayment obligations in 2003, the stronger cash flow resulted in a significant increase in cash and cash equivalents at year-end 2003. Snap-on lowered its ratio of total net debt (total debt less cash and cash equivalents) to total invested capital (total net debt plus shareholders’ equity) to 19.0% at fiscal year-end 2003, compared with 29.2% at fiscal year-end 2002. Cash flow priorities in 2004 will include the funding of the company’s continuous improvement initiatives, investments in capital expenditures, payments of dividends and share repurchases.

        In addition to improving operating profitability, the need to drive continued improvements in working investment reduction is another important priority for Snap-on in 2004. The company’s target is to improve its working investment turnover to four turns by the end of 2005. At year-end 2003, working investment turnover was 3.2 turns. Substantial progress has been and continues to be made in improving Snap-on’s asset utilization. Snap-on’s creativity before capital emphasis as part of its Lean efforts resulted in capital spending of $29.4 million in 2003 compared to $45.8 million in 2002.

        The economic rebound that appeared in the U.S. Gross Domestic Product (“GDP”) figures released in late 2003 did not bring much improvement to Snap-on’s cyclically sensitive businesses until late in the fourth quarter of 2003. Snap-on’s management believes that, overall, any recovery remains fragile. As a result, Snap-on management continues to challenge its operating teams with doing what must be done to drive Operational Fitness and bring greater levels of profitability now, as opposed to waiting for the positive benefits that could come from a stronger economy.

        Within this uncertain economic environment, the company is focused on those things that it can control – expenses, working investment and capital expenditures. Snap-on believes that applying the principles of the Driven to Deliver framework will be key to weathering tough economic times in the short term and building sustainable profitable growth for the long term.

        Based upon the accelerated continuous improvement actions under way and some early signs of economic recovery late in 2003, Snap-on expects to see a meaningful improvement in 2004 operating performance. For full-year 2004, Snap-on expects continued steady growth in demand for tools and handheld diagnostics by vehicle-service technicians, as well as in the purchase of tools by its dealers. With recent improving signs of economic recovery in North America, Snap-on could achieve a modest level of sales improvements in its more cyclical commercial and industrial businesses. Snap-on’s assumptions for 2004 include maintaining its accelerated pace of continuous improvement activity into 2004, and identifying and implementing those actions and cost improvement initiatives that will deliver improved cash flow and earnings. The company expects that the continuous improvement actions taken during the past year will lead to stronger operating margins going forward, resulting in expected earnings of $1.80 to $2.20 per diluted share for full-year 2004. This estimate, as well as other forward-looking statements contained within this Annual Report, should be read in conjunction with the Safe Harbor disclosures included at the end of this Management’s Discussion and Analysis.

RESULTS OF OPERATIONS
Highlights of Snap-on’s results of operations for the fiscal years ended January 3, 2004 (fiscal 2003), December 28, 2002 (fiscal 2002), and December 29, 2001 (fiscal 2001), are as follows:

(Amounts in millions, except per share data)	2003	2002	2001
Net sales	$2,233.2	$2,109.1	$2,095.7
Net earnings	78.7	106.0	19.0
Net earnings per share:
Basic	1.35	1.82	0.33
Diluted	1.35	1.81	0.33

        The following table is intended to illustrate certain Consolidated Statement of Earnings data as a percentage of net sales:

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	56.8%	54.3%	54.7%
Gross profit	43.2%	45.7%	45.3%
Operating expenses	38.4%	38.1%	42.9%
Net finance income	2.0%	1.8%	1.7%
Operating earnings	6.7%	9.4%	4.1%

        Snap-on’s 2002 and 2001 fiscal years each contained 52 weeks of operating results. Snap-on’s 2003 fiscal year contained 53 weeks of operating results, with the additional week occurring in the fourth quarter. The impact of the additional week of operations on 2003 operating results was not material.

Net Sales: Net sales in 2003 were $2.233 billion, up 5.9% from the $2.109 billion reported in 2002. The $124.1 million increase in year-over-year net sales was primarily driven by $111.8 million, or 5.3%, of favorable currency translation and a 0.6% increase in sales, including 0.5% from acquisitions.

        Net sales in 2002 were $2.109 billion, up 0.6% from the $2.096 billion in 2001. The increase in year-over-year net sales was attributable to 0.8% of favorable currency translation, partially offset by a 0.2% decline in organic sales, which reflected the weakened economic conditions that continued from 2001. Snap-on defines organic sales growth as the change in year-over-year sales, excluding the impact of acquisitions, divestitures and currency translation. The impact of acquisitions on 2002 net sales was minimal.

        Snap-on had product sales in the following geographic regions:

(Amounts in millions)	2003	2002	2001
United States	$1,339.0	$1,358.7	$1,360.0
Europe	659.3	547.0	537.5
All other	234.9	203.4	198.2

Total net sales	$2,233.2	$2,109.1	$2,095.7

Net Earnings: Snap-on reported net earnings in 2003 of $78.7 million, or $1.35 per diluted share, as compared to net earnings of $106.0 million, or $1.81 per diluted share, in 2002. Snap-on’s earnings in 2003 included $30.1 million in pretax charges for the company’s continuous improvement initiatives, as well as higher year-over-year pension, other retirement and insurance costs of $22.2 million pretax, excluding pension and postretirement curtailment gains and losses. Snap-on’s earnings in 2003 also included pretax savings generated from its restructuring and cost improvement initiatives of $31.8 million partially offset by unfavorable manufacturing cost absorption and net inventory-related costs of $7.9 million pretax and unfavorable sales mix and lower sales volumes. Snap-on recorded a cumulative effect of a change in accounting principle transition adjustment that increased net earnings in 2002 by $2.8 million, or $0.05 per diluted share, from the recognition of negative goodwill as required by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. For information on Snap-on’s adoption of SFAS No. 142, refer to Note 8 of the Consolidated Financial Statements.

        Snap-on’s net earnings in 2001 of $19.0 million, or $0.33 per diluted share, were reduced by pretax charges of $120.4 million ($85.2 million after tax or $1.47 per diluted share) including $62.0 million for restructuring and non-recurring charges and $58.4 million for certain other items that included $44.0 million principally for the resolution of a patent arbitration matter and $3.0 million of related legal costs, $7.4 million for costs related to the termination of a European supplier relationship, and $4.0 million for emissions-related bad debts. Net earnings in 2001 included a net charge of $2.5 million, or $0.04 per diluted share, for the cumulative effect of adopting SFAS No. 133, Accounting for Derivative and Hedging Activities. For information on Snap-on’s adoption of SFAS No. 133, refer to Note 11 of the Consolidated Financial Statements.

Gross Profit: Snap-on reported gross profit of $964.7 million in 2003, as compared to $964.9 million in 2002. Gross profit in 2003 benefited from favorable net currency impacts of $33.0 million and savings from restructuring and Operational Fitness activities of $15.6 million. Gross profit in 2003 was negatively impacted by $25.8 million of costs for continuous improvement initiatives, including costs of $19.5 million related to the closure of the two U.S. hand-tool plants and costs of $3.5 million for the closure of the company’s U.S. facility that assembled large-platform diagnostics. The combination of unfavorable sales mix and lower sales volumes, particularly in the Commercial and Industrial Group, partially offset by benefits from favorable net pricing and sales of new products across all business segments, reduced gross profit by approximately $6.8 million in 2003. Unfavorable manufacturing cost absorption and inventory-related costs, net of last-in, first-out (“LIFO”) benefits realized of $14.0 million in 2003, also lowered full-year 2003 gross profit by $7.9 million. Gross profit in 2003 was also adversely impacted by higher year-over-year pension, other retirement and insurance costs of $7.3 million and by plant inefficiencies of $1.0 million incurred in the fourth quarter associated with the closure of the two hand-tool facilities.

        Gross profit in 2002 was $964.9 million, up 1.7% from $949.0 million in 2001. Gross profit in 2002 benefited from the success of new product introductions, favorable net pricing and Operational Fitness activities, including cost controls and improvements in manufacturing operations. The unfavorable impact of cost increases and lower production volumes associated with improving inventory turns in a slow sales environment offset the impact of these improvements as compared to the prior year. Additionally, gross profit in 2001 was negatively impacted by $1.5 million for inventory write-downs related to the termination of a European supplier relationship and by $12.6 million in charges that included $2.3 million for inventory write-downs associated with restructuring activities and $10.3 million for inventory write-downs and warranty costs associated with the exiting of a segment of the emissions-testing business.

Operating Expenses: Operating expenses were $858.4 million in 2003 compared to $804.3 million in 2002. The $54.1 million, or 6.7%, increase in year-over-year operating expenses primarily includes unfavorable net currency impacts of $35.7 million, higher pension, other retirement and insurance costs of $14.9 million, excluding pension and postretirement curtailment gains and losses, $1.7 million of higher costs for the More Feet on the Street dealer expansion and enhancement initiative, higher research and development spending of $2.7 million, and increased freight costs of $5.2 million. The year-over-year increase in freight costs largely reflects the impact of inflationary cost increases and a trend towards a higher number of smaller product shipments to improve customer responsiveness. Operating expenses in 2003 also included costs for continuous improvement initiatives of $4.3 million, inflationary health care cost increases of $4.3 million, $4.3 million in higher advertising and promotion expenses reflecting increased catalog and racing promotion costs, costs of $2.4 million to terminate certain life insurance programs, and $2.2 million in costs related to a change in long-term incentive compensation to reflect a higher percentage of restricted stock. The year-over-year operating expense comparison was also impacted by the inclusion, in 2003, of $5.1 million in operating expenses for the prior-year acquisition of two business operations. These year-over-year increases were partially offset by savings of $16.2 million from Snap-on’s restructuring and Operational Fitness activities, gains of $2.8 million from the sale of facilities, and lower bad debt expense of $5.7 million, including the absence of $2.6 million incurred in 2002 for the write-down of a receivable related to the closure of auto service centers associated with a major retailer’s bankruptcy. In addition, the year-over-year operating expense comparison benefited from the absence of costs incurred in 2002 that included $3.0 million related to the resignation of Snap-on’s former chief financial officer. Operating expenses in 2002 included $4.9 million for employee and equipment relocation costs and professional fees to finalize the company’s fiscal 2001 restructuring actions and a net $4.6 million benefit from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

        Operating expenses were $804.3 million in 2002 as compared to $898.1 million in 2001. The improvement in year-over-year operating expenses included $56.9 million from the elimination of charges incurred in 2001 that included $47.0 million for the resolution of an arbitration matter and related legal costs, $5.9 million in operating expenses for costs related to the termination of a European supplier relationship and $4.0 million for emissions-related bad debts. Operating expenses in 2001 also included $40.3 million in restructuring and continuous improvement charges that included $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility asset write-downs, and $1.3 million for exit-related legal and professional services. In 2001, Snap-on incurred $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on’s former president and chief executive officer, and $0.7 million for equipment and employee relocation costs associated with the facility consolidations. Savings realized in 2002 from reduced discretionary spending and other cost reduction initiatives, as well as savings from the fiscal 2001 restructuring actions, were more than offset by increased spending for dealer expansion, training and recruitment under the More Feet on the Street initiative, higher net pension costs and higher spending for new product development and other Profitable Growth initiatives. Operating expenses in 2002 included costs of $4.9 million for continuous improvement initiatives and a net $4.6 million benefit from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters. The improvement in year-over-year operating expenses also included $15.1 million from the elimination of goodwill and certain other intangible asset amortization. Snap-on adopted SFAS No. 142 at the beginning of its 2002 fiscal year. SFAS No. 142 requires the testing of goodwill and indefinite-lived assets for impairment, at least annually, as compared to the past method of amortizing such assets to expense on a straight-line basis over their estimated useful lives. As a result of adopting SFAS No. 142, operating expenses for post-2001 fiscal years do not include comparable costs for the amortization of goodwill and certain other intangibles.

[Chart]
ADVERTISING AND PROMOTIONS
(in $ millions)
1999-$36
2000-$47
2001-$48
2002-$47
2003-$51

[Chart]
RESEARCH AND ENGINEERING
(in $ millions)
1999-$50
2000-$51
2001-$55
2002-$57
2003-$60

        Research and engineering costs for the development of new and improved products and process improvements are included in operating expenses and do not include certain software development costs that qualify for capitalization. In 2003, Snap-on filed 160 new patent applications in connection with its development activities, resulting in more than 3,000 active or pending patents at year end. Research and engineering expenses totaled $59.8 million, $57.1 million and $54.6 million in 2003, 2002 and 2001. In 2003, Snap-on introduced new and improved products such as heavy-duty air hammers, high-performance portable gas analyzers, diagnostic machines for vehicle evaporative system diagnosis and leak detection, ultra-high performance tire changers, wrenches that include the TECHWRENCH™ series of torque wrenches and ratcheting combination wrenches, as well as a variety of other productivity-enhancing power and hand tools. In 2002, Snap-on’s new product introductions included the MODISsystem, tool storage units – including the largest roll cab on the market, a variety of productivity-enhancing power and hand tools, and a versatile mid-rise lift and multi-fluid exchanger. New product sales, defined as sales from products introduced during the last three years, contributed approximately $575 million, or 26%, of total 2003 net sales, compared with approximately $492 million, or 23%, of net sales in 2002, and $304 million, or 15%, of net sales in 2001.

Operating Earnings: Snap-on’s operating earnings in 2003 were $150.1 million, as compared to $198.3 million in 2002 and $86.6 million in 2001. In addition to the year-over-year gross profit and operating expense impacts discussed above, net finance income of $43.8 million in 2003 was up $6.1 million as compared to $37.7 million in 2002, primarily as a result of increased credit originations and generally favorable interest rates. Net finance income was $35.7 million in 2001.

Segment Earnings: Snap-on’s business segments include the Snap-on Dealer Group, the Commercial and Industrial Group and the Diagnostics and Information Group. Snap-on evaluates the performance of its operating segments based on segment net sales and operating earnings. Snap-on began allocating restructuring and other non-recurring charges to its reportable segments in fiscal 2003. As a result, all prior-year segment information presented herein has been restated to conform to the 2003 presentation. For information regarding the measurement of segment net sales and operating earnings, as well as additional segment information, refer to Note 18 of the Consolidated Financial Statements.

        The following discussion focuses on Snap-on’s segment net sales and operating earnings by reportable segment.

(Amounts in millions)	2003	2002	2001
TOTAL NET SALES:
Snap-on Dealer Group	$1,073.2	$1,039.7	$1,041.3
Commercial and
Industrial Group	1,133.9	1,045.7	1,027.3
Diagnostics and
Information Group	309.0	334.4	321.2

Total segment net sales	2,516.1	2,419.8	2,389.8
Intersegment eliminations	(282.9)	(310.7)	(294.1)

Total net sales	$2,233.2	$2,109.1	$2,095.7

        The following is a reconciliation of Snap-on’s segment operating earnings to earnings before income taxes:

(Amounts in millions)	2003	2002	2001
OPERATING EARNINGS (LOSS):
Snap-on Dealer Group	$70.2	$89.6	$108.1
Commercial and
Industrial Group	13.1	46.0	3.9
Diagnostics and
Information Group	23.0	25.0	(17.1)

Segment operating earnings	106.3	160.6	94.9
Net finance income	43.8	37.7	35.7
Arbitration resolution(a)	-	-	(44.0)

Operating earnings	150.1	198.3	86.6
Interest expense	(24.4)	(28.7)	(35.5)
Other income (expense) - net	(9.0)	(8.4)	(3.5)

Earnings before income taxes	$116.7	$161.2	$47.6

(a) In 2001, the $44.0 million cost incurred for the resolution of an arbitration matter was not allocated to the reportable segments.

SNAP-ON DEALER GROUP
In the Snap-on Dealer Group, segment net sales were $1.073 billion in 2003, up $33.5 million, or 3.2%, from $1.040 billion in 2002. Currency translation contributed $26.5 million of the sales increase. Higher year-over-year sales in the North American franchised dealer operation and in the Snap-on Dealer Group’s international markets, were partially offset by significantly lower sales of large platform-based diagnostics through the company’s technical representatives (“tech rep”) organization. The sales growth in the North American franchised dealer operation in 2003 reflects sales gains by dealers to end-user customers – automotive technicians and mechanics. In the Snap-on Dealer Group’s international markets, sales were up $17.7 million year over year, including $16.3 million from favorable currency translation.

        In 2002, Snap-on began focusing its dealers on the importance of better working capital management, including improving inventory turns. Over the past 18 months, Snap-on’s sales growth was constrained as dealers continued to improve their inventory turns. End-market demand for tools and tool storage products in 2003 increased as sell-through by the dealers was up mid-single digits when compared with 2002, despite the negative effect of severe winter weather in certain parts of the United States that hindered dealers’ sales activity in the first quarter of 2003.

        Net segment sales in the Snap-on Dealer Group were $1.040 billion in 2002, compared with $1.041 billion in 2001. Steady U.S. demand for tools by automotive technicians in 2002, along with the successful launch of new products, including new handheld diagnostics sales, was offset by weak demand for big-ticket diagnostics and equipment sales through the company’s tech rep organization and the efforts by Snap-on, beginning in 2002, to improve inventory turns of its dealers, which curtailed U.S. dealer sales growth in the second half of 2002. As a result, sales to U.S. dealers, which approximated 75% of total Snap-on Dealer Group sales in each of the last three years, were essentially flat year over year, as an increase in sales in the first half of 2002 was offset by a decrease in sales in the second half of the year. Sales increases in the U.K., Mexico, Japan and Australia more than offset a sales decline in Canada. Currency translation had a negligible impact on 2002 sales.

        Segment operating earnings for the Snap-on Dealer Group were $70.2 million in 2003, compared to $89.6 million in 2002. As a percentage of segment net sales, segment operating earnings were 6.5% for 2003, compared to 8.6% in 2002. Costs of $20.9 million for continuous improvement initiatives and increased costs for pension, other retirement and insurance of $11.1 million, lowered segment earnings for the Snap-on Dealer Group in 2003. Higher year-over-year freight and catalog costs of $5.0 million and $2.0 million, respectively, as well as higher costs of $1.7 million for continued investment in the More Feet on the Street initiative, also lowered 2003 operating earnings. Costs incurred for the More Feet on the Street initiative generally included higher dealer turnover costs to address low-performing dealers, as well as higher costs for new dealer training, recruiting and other expansion costs. Production inefficiencies and other expenses of $1.0 million incurred in the fourth quarter of 2003 associated with the relocation of production from the two hand-tool plants also adversely impacted 2003 operating earnings. In 2003, benefits from productivity and cost savings of $8.5 million, as well as benefits from favorable net pricing, the success of new products, LIFO benefits realized from lower inventory levels, along with lower year-over-year bad debts of $3.1 million, were partially offset by lower manufacturing cost absorption and weakness in sales of large platform-based diagnostics sold through the tech rep organization. Operating earnings in 2002 included a net benefit of $2.5 million from the favorable resolution of a patent infringement matter and also included $1.9 million of restructuring-related costs to complete 2001 restructuring initiatives.

        Segment operating earnings for the Snap-on Dealer Group were $89.6 million, or 8.6% of segment net sales, in 2002, as compared to $108.1 million, or 10.4% of segment net sales, in 2001. In 2002, segment operating earnings were adversely impacted by $34.4 million primarily as a result of lower sales of large platform-based diagnostics and equipment products and by $18.1 million related to lower sales volumes experienced in the second half of the year, as well as by general cost increases of $11.0 million. Segment operating earnings in 2002 were also adversely impacted by higher year-over-year net pension and bad debt expense of $4.0 million and $2.8 million, as well as by higher spending of $15.8 million for Profitable Growth initiatives, including $11.8 million for continued investment in the More Feet on the Street initiative. Year-over-year segment operating earnings in 2002 included a benefit of $39.2 million from sales of new products and $9.8 million from favorable net pricing. Productivity savings and tighter control on discretionary spending contributed $9.3 million to operating earnings in 2002 over 2001 levels, and operating earnings in 2002 also benefited by $1.4 million from the elimination of goodwill and certain other intangible amortization. Year-over-year segment operating earnings also benefited from lower restructuring and continuous improvement charges in 2002. In 2002, the Snap-on Dealer Group incurred $1.9 million in costs for its continuous improvement initiatives, as compared to $14.2 million of such costs in 2001. Operating earnings in 2002 also included a net benefit of $2.5 million from the favorable resolution of a patent infringement matter.

COMMERCIAL AND INDUSTRIAL GROUP
In the Commercial and Industrial Group, segment net sales for 2003 were $1.134 billion, up 8.4% from $1.046 billion in 2002, including favorable currency translation of $83.6 million. In 2003, Snap-on realized higher year-over-year sales to new vehicle dealerships under facilitation agreements, in which Snap-on provides product procurement, distribution and administrative support to customers for their dealerships’ equipment programs, and higher sales of equipment for the European vehicle-service marketplace, reflecting the success of new product introductions over the past three years. These increases in year-over-year segment net sales were largely offset by sales declines in industrial tools, principally in such sectors as aerospace, aviation, general manufacturing and non-residential construction, and lower sales of power tools to the Snap-on Dealer Group. In addition, lower sales of equipment in North America, reflecting the sustained weak economic conditions in the manufacturing and capital goods marketplace and the disruption caused by the launch of the TAG direct sales organization in the second quarter of 2003, also impacted the year-over-year sales comparisons. Snap-on believes that the TAG organization will enhance the company’s alignment of resources to provide better sales coverage, training and service to its equipment customers.

        Net segment sales in the Commercial and Industrial Group increased 1.8% to $1.046 billion in 2002 from $1.027 billion in 2001, largely due to favorable currency translations. Sales gains realized from new product introductions and pricing increases in 2002 were offset by the continued weak industrial demand for tools and capital goods worldwide, leading to the generally flat year-over-year organic sales performance. In 2002, sales gains were realized from new product introductions, including higher sales of equipment in Europe due to the success of new wheel aligners, along with increased sales to new vehicle dealerships under facilitation agreements, and higher sales of power tools to the Snap-on Dealer Group. These increases were offset by lower sales of industrial tools worldwide and equipment in North America.

        Segment operating earnings for the Commercial and Industrial Group were $13.1 million in 2003, down from $46.0 million in 2002. As a percentage of net sales, segment operating earnings were 1.2% in 2003, as compared to 4.4% in 2002. Segment operating earnings in 2003 were adversely impacted by $21.5 million from lower volumes, general cost increases and unfavorable sales mix (primarily lower sales of high-margin industrial tools and equipment), including the impact related to the start-up of the new TAG organization, partially offset by sales increases in the lower-margin facilitation business. Segment earnings in 2003 were also lowered by $9.3 million due to unfavorable manufacturing absorption and inventory-related costs, net of LIFO benefits realized from lower inventory levels, and costs of $5.6 million for continuous improvement activities, including $2.6 million in shared costs related to the closure of the two U.S. hand-tool facilities. Segment operating earnings were also impacted in 2003 by $9.5 million in higher year-over-year costs for pension, other retirement and insurance, and by $1.9 million for increased health care costs and costs to terminate certain life insurance programs. In 2003, the Commercial and Industrial Group also realized unfavorable year-over-year currency impacts of $2.6 million from the sourcing of a significant portion of its tool and equipment products from Sweden and Canada. Savings of $16.8 million from restructuring and Operational Fitness activities partially offset these declines in year-over-year segment earnings. In 2002, the Commercial and Industrial Group also incurred $4.9 million of restructuring-related costs to complete its 2001 restructuring initiatives. Operating earnings in 2002 also included a net benefit of $2.1 million from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

        Segment operating earnings for the Commercial and Industrial Group were $46.0 million in 2002, compared to $3.9 million in 2001. As a percentage of segment net sales, operating margin in 2002 improved to 4.4% from 0.4% in 2001, primarily due to benefits of $24.6 million realized in 2002 from the company’s restructuring and Operational Fitness activities and by $17.5 million in lower year-over-year costs for continuous improvement initiatives. In conjunction with its Driven to Deliver framework, Snap-on began consolidating its equipment operations in North America in 2001 with a focus toward achieving improved operating margin. Segment operating earnings in 2002 also benefited from the elimination of $9.3 million in goodwill and other intangible amortization, favorable net pricing of $4.8 million, higher new product sales of $21.3 million, favorable currency impacts of $5.2 million and the absence of $1.9 million in 2001 for the write-off of receivables and the incurrence of legal costs associated with the emissions-testing business. These improvements in year-over-year segment operating earnings were partially offset by general cost increases of $12.5 million and by $28.7 million due to lower than anticipated sales and production volumes and the related lower manufacturing cost absorption associated with inventory reduction initiatives, as well as by higher costs for new product development and growth initiatives of $2.8 million and increased net pension expenses of $1.2 million. Operating earnings in 2002 also included a net benefit of $2.1 million from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

DIAGNOSTICS AND INFORMATION GROUP
Total net segment sales in the Diagnostics and Information Group were $309.0 million in 2003, as compared with net segment sales of $334.4 million in 2002. The $25.4 million, or 7.6%, decrease in year-over-year net segment sales was primarily attributed to lower intersegment sales, partially offset by favorable currency translation of $10.1 million and incremental sales from NEXIQ Technologies. Increased sales of handheld diagnostics were more than offset by a decline in sales of equipment and large platform-based diagnostics in North America, primarily in products sold through the Snap-on Dealer Group’s tech rep organization. In addition, the Diagnostics and Information Group transferred production of certain European equipment products to the Commercial and Industrial Group, which reduced its intersegment sales for these products.

        Total net segment sales in the Diagnostics and Information Group were $334.4 million in 2002, up $13.2 million, or 4.1%, from $321.2 million in 2001, including 1.1% from favorable currency translation. The year-over-year sales increase was primarily attributed to strong demand for the company’s information-based products and new handheld diagnostics equipment, such as the introduction of MODIS in 2002 and a Color Graphing Scanner in 2001. In 2002, the introduction of handheld products in the U.K. partially offset the weak market demand for large platform-based diagnostics.

        Segment operating earnings for the Diagnostics and Information Group were $23.0 million in 2003, as compared to $25.0 million in 2002. As a percentage of segment net sales, operating margin in the Diagnostics and Information Group was 7.4% in 2003, as compared to 7.5% in 2002. Savings of $7.3 million from productivity, restructuring and cost reduction efforts, primarily from the realignment of production capabilities in certain European equipment lines, as well as benefits from favorable net pricing, new product sales and LIFO benefits realized from lower inventory levels, were more than offset by the combined net margin impact of the lower sales volumes and lower manufacturing cost absorption. Segment earnings in 2003 were also lowered by $3.6 million for continuous improvement activities, including $3.5 million incurred in the fourth quarter of 2003 associated with the closing of the large-platform diagnostics facility. In addition, year-over-year segment earnings were lowered by higher costs for pension, other retirement and insurance of $1.6 million, excluding pension and postretirement curtailment gains and losses. These net declines in year-over-year segment earnings were partially offset by gains of $2.5 million from the fourth-quarter 2003 sale of certain facilities. Segment operating earnings in 2002 were lowered by $2.6 million for the write-down of a receivable related to the closure of auto service centers associated with a major retailer’s bankruptcy. Segment operating earnings in 2002 also included a benefit of $1.9 million from the reversal of excess restructuring accruals.

        Segment operating earnings for the Diagnostics and Information Group were $25.0 million in 2002, as compared to a segment operating loss of $17.1 million in 2001. Operating margin, as a percentage of segment net sales, was 7.5% in 2002. Operating loss, as a percentage of segment net sales, was 5.3% in 2001. The significant increase in year-over-year segment operating earnings was largely due to benefits of $10.8 million from the company’s 2001 restructuring initiatives and other ongoing cost-reduction efforts, and $5.8 million from sales of new products. In 2001, Snap-on incurred $25.4 million of costs for continuous improvement initiatives that included costs to realign production capabilities in certain European equipment lines. Segment operating earnings in 2002 also benefited from the absence of $7.4 million of costs incurred in 2001 for inventory write-downs, bad debts and legal expenses related to the termination of a European supplier relationship and the absence of $2.1 million of additional costs incurred in 2001 related to the December 2000 announced exiting of an unprofitable segment of the emissions-testing business. Segment operating earnings in 2002 were also favorably impacted by the elimination of $4.4 million in goodwill and certain other intangible amortization in that year, and by $1.9 million from the reversal of excess restructuring accruals. These items were partially offset by a $2.6 million charge in 2002 for the write-down of a receivable related to the closure of auto service centers associated with a major retailer’s bankruptcy, $4.5 million in general cost increases and $5.7 million in higher spending for new product development and other Profitable Growth initiatives.

Net Finance Income: Net finance income consists of royalty and management fees paid to Snap-on by Snap-on Credit LLC (“SOC”), a 50%-owned joint venture, based on the volume of contracts originated by SOC and 50% of any residual net profit or loss of SOC after operating expenses, including royalty and management fees, interest costs and credit loss provisions. Net finance income also consists of installment contract income and dealer financing income, net of administrative expenses, derived from Snap-on’s wholly owned international credit operations. Net finance income includes gains on the sale of receivables when applicable.

        Net finance income was $43.8 million in 2003, up $6.1 million from $37.7 million in 2002. Higher credit originations and a more favorable interest-rate environment contributed to the year-over-year increase. Credit originations at SOC for 2003 increased 3.2% from prior-year levels. Net finance income derived from Snap-on’s wholly owned international credit operations totaled $13.4 million in 2003 and $9.5 million in 2002.

        Net finance income was $37.7 million in 2002, up from $35.7 million in 2001. The year-over-year increase in net finance income was a result of higher credit originations, primarily related to the U.S. dealer business, along with improved year-over-year interest rate spreads on originated loans. Credit originations at SOC for 2002 increased 9.0% from prior-year levels. Net finance income derived from Snap-on’s wholly owned international credit operations totaled $9.5 million in 2002 and $10.8 million in 2001. For information on Snap-on’s credit joint venture and international credit operations, refer to Note 9 of the Consolidated Financial Statements.

Exit or Disposal Activities: For a discussion of Snap-on’s exit and disposal activities, refer to Note 4 of the Consolidated Financial Statements.

Interest Expense: Interest expense for 2003 was $24.4 million, compared with $28.7 million in 2002 and $35.5 million in 2001. The decline in interest expense over the last two years reflects the impact of both lower average interest rates and significantly lower average debt levels due to strong cash flow from operating activities.

Other Income (Expense): This income statement line item includes the impact of all non-operating items such as interest income, minority interests, hedging and exchange rate transaction gains and losses, and other miscellaneous non-operating items. In 2003, other income (expense)-net was an expense of $9.0 million, compared to an expense of $8.4 million in 2002 and an expense of $3.5 million in 2001. Minority interests for 2003, 2002 and 2001 were $3.1 million, $3.4 million and $2.7 million.

Income Taxes: Snap-on’s effective income tax rate was 32.6% in 2003, 35.4% in 2002 and 56.3% in 2001. Snap-on’s effective tax rate in 2003 was reduced by 2.5 percentage points from the conclusion of certain prior-years’ tax matters. The 2001 effective tax rate was increased by 19.8 percentage points as a result of approximately $25 million of restructuring and other expenses incurred in various foreign jurisdictions that provided no tax benefit. For income tax information, refer to Note 12 of the Consolidated Financial Statements.

Fourth Quarter: Net sales in the fourth quarter of 2003 were $599.3 million, up $49.8 million, or 9.1%, from $549.5 million in the comparable prior-year period. Currency translation contributed $33.4 million, or 6.1%, of the year-over-year increase in fourth-quarter net sales, and incremental sales from acquisitions contributed $3.2 million. Segment net sales in the Snap-on Dealer Group of $275.4 million were up $11.6 million, or 4.4%, over $263.8 million of sales in the fourth quarter of 2002, driven by higher sales in the North American franchised dealer operation, partially offset by lower sales of equipment and large platform-based diagnostics sold through the tech rep organization. Snap-on’s franchised dealers in the United States reported that their sales to end-use customers increased at a high single-digit-rate for the quarter. This improvement in market penetration is believed to have largely resulted from dealer expansions, primarily through second vans and franchises, allowing dealers to reach new, and better serve existing, customers.

        Segment net sales in the Commercial and Industrial Group were $314.3 million in the fourth quarter of 2003, up $38.7 million, or 14.0%, including $24.1 million, or 8.8%, from favorable currency translation, as compared to $275.6 million of sales in the fourth quarter of 2002. Increased sales in the company’s facilitation business for new vehicle dealerships and an improving sales trend for industrial tools in North America largely supported the year-over-year sales increase. Weak economic conditions in Europe and, at the beginning of the fourth quarter in North America, continued to impact the sale of equipment to vehicle repair shops and the sale of industrial tools in such sectors as aerospace and aviation, general manufacturing and non-residential construction.

        Segment net sales in the Diagnostics and Information Group were $77.2 million in the fourth quarter of 2003, as compared to $78.9 million in the comparable prior-year period. Growth in sales of handheld diagnostics was more than offset by a market contraction in large platform-based diagnostics, primarily sold through the Snap-on Dealer Group’s tech rep organization, and the impact from transferring certain European equipment production to the Commercial and Industrial Group, which reduced intersegment sales for these products.

        Snap-on’s 2003 fiscal year contained 53 weeks of operating results, with the additional week occurring in the fourth quarter. The impact of the additional week of operations on 2003 operating results was not material.

        Net earnings for the fourth quarter of 2003 were $17.3 million, compared with $33.1 million in the fourth quarter of 2002. Earnings per diluted share were $0.30 in the fourth quarter of 2003, compared with $0.56 per share in the prior year. Operating earnings for the fourth quarter were $35.3 million in 2003 compared with operating earnings of $61.3 million in 2002. The decline in year-over-year fourth-quarter operating earnings reflects $11.9 million in higher costs in 2003 for continuous improvement actions, including $6.2 million for the closure of the two U.S. hand-tool plants and $3.5 million for the closure of the large-platform diagnostics facility. Operating earnings in 2003 were also adversely impacted by higher pension, other retirement and insurance costs of $6.0 million, excluding pension and postretirement curtailment gains and losses. Lower sales and performance in the company’s equipment businesses, particularly as a result of lower sales of collision repair equipment, reduced fourth-quarter 2003 earnings by approximately $6.0 million. Operating results in the fourth quarter of 2002 included a net $4.6 million benefit from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

        Fourth-quarter 2003 net earnings reflect savings from restructuring and cost-reduction initiatives of $5.2 million, benefits of $2.1 million from lower LIFO inventory reserves, net of inventory-related write-offs and adjustments, lower bad debt expense of $3.0 million, and gains from sales of facilities of $2.8 million. These increases in year-over-year operating earnings were more than offset by adverse currency impacts of $2.1 million, higher spending for new product development of $1.3 million, higher freight and catalog costs of $4.0 million, production inefficiencies associated with the relocation of production from the two U.S. hand-tool facilities of $1.0 million, and costs of $2.4 million to terminate certain life insurance programs.

FINANCIAL CONDITION
Liquidity: Snap-on’s growth has historically been supported by a combination of cash provided by operating activities and debt financing. Snap-on believes that its cash from operations, coupled with its sources of borrowings, are sufficient to support its anticipated requirements for working capital, capital expenditures, restructuring and continuous improvement activities, acquisitions, common stock repurchases and dividend payments. Due to Snap-on’s credit rating over the years, external funds have been available at a reasonable cost. At the end of 2003, Snap-on’s long-term debt and commercial paper was rated A2 and P-1 by Moody’s Investors Service and A and A-1 by Standard & Poor’s. Snap-on believes that the strength of its balance sheet affords the company the financial flexibility to respond to both internal growth opportunities and those available through acquisition.

(Amounts in millions)	2003	2002	2001
Net cash provided by
operating activities	$177.0	$224.1	$163.7
Decrease in debt	(27.5)	(113.9)	(68.7)

        In 2003, net cash provided by operating activities decreased $47.1 million from prior-year levels. The year-over-year decrease in net cash provided by operating activities in 2003 is due to lower earnings of $27.3 million and $95.2 million of pension contributions made in 2003, including a $78.2 million voluntary U.S. pension contribution in the fourth quarter, compared to $13.1 million of pension contributions made in 2002. Based on current actuarial assumptions, Snap-on expects that it will not need to make further contributions to its U.S. pension plans until 2006. Snap-on used its 2003 cash flow principally to fund debt repayment, the cash requirements of its restructuring and continuous improvement activities and internal growth opportunities, including new product development, as well as share repurchases, dividend payments and pension plan contributions. The year-over-year increase in net cash provided by operating activities from 2001 to 2002 is primarily due to higher earnings in 2002 and better management of working capital elements – particularly accounts receivable. Net cash provided by operating activities in 2002 included a $44.0 million payment for the December 2001 resolution of an arbitration matter.

        The ratio of Snap-on’s total net debt to total invested capital was 19.0% at January 3, 2004, compared to 29.2% at year-end 2002, better than the company’s long-term target of 30% to 35%. The improvement in this ratio reflects lower debt levels and increased shareholders’ equity, including increases of $131.5 million from foreign currency translation, since December 28, 2002. This ratio may vary from time to time as the company issues commercial paper to fund seasonal working capital requirements and to the extent that the company may use debt to fund acquisitions. Total notes payable and long-term debt was $333.2 million at the end of 2003, as compared to $360.7 million at year-end 2002. Cash and cash equivalents were $96.1 million at January 3, 2004, compared to $18.4 million and $6.7 million at year-end 2002 and 2001. Total shareholders’ equity at January 3, 2004, was $1.011 billion, up $180.5 million from year-end 2002. The company’s total net debt to total invested capital ratio at year-end 2001 was 37.6%.

[Chart]
NET CASH PROVIDED BY OPERATING ACTIVITIES
(in $ millions)
1999-$236
2000-$190
2001-$164
2002-$224
2003-$177

[Chart]
TOTAL NET DEBT AT YEAR END
(in $ millions)
1999-$612
2000-$537
2001-$468
2002-$342
2003-$237

        In June 2003, Snap-on received proceeds of $5.1 million for the termination of a $25 million interest rate swap that was a fair value hedge for a portion of its $200 million, 6.25% long-term notes. The $5.1 million is being amortized to income using the effective interest rate method over the remaining life of the notes, which mature on August 15, 2011. At the same time, Snap-on entered into a new $25 million interest rate swap to hedge that same portion of these notes.

        At the end of 2003, Snap-on had commercial paper outstanding denominated in U.S. dollars of $25.0 million compared to commercial paper outstanding denominated in U.S. dollars of $25.0 million and Japanese yen of $7.9 million at year-end 2002. Snap-on currently anticipates that it will continue to have positive cash flow and debt reduction for the foreseeable future and, as a result, commercial paper borrowings at January 3, 2004, of $25.0 million are included in Notes payable and current maturities of long-term debt on the accompanying Consolidated Balance Sheets.

        At January 3, 2004, Snap-on had $408 million of multi-currency revolving credit facilities that provide back-up liquidity for its commercial paper programs. These facilities include a $200 million, 364-day revolving credit facility with a one-year term-out option that terminates on July 30, 2004. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. The company’s credit facilities also include a five-year, $208 million revolving credit facility that terminates on August 20, 2005. As of January 3, 2004, and December 28, 2002, Snap-on was in compliance with all covenants of its revolving credit facilities and there were no borrowings under any revolving credit facility. The most restrictive financial covenant requires that Snap-on maintain a total debt to total capital (defined as total debt plus shareholders’equity) ratio that does not exceed 60%. The company’s total debt to total capital ratio, computed as defined by the financial covenant, was 24.8% at January 3, 2004, and 30.3% at December 28, 2002. At January 3, 2004, Snap-on also had an unused committed $20 million bank line of credit that expires August 1, 2004.

        Average commercial paper and bank notes outstanding were $59.2 million in 2003 and $189.6 million in 2002. The weighted-average interest rate on these instruments was 1.2% in 2003 and 1.7% in 2002. As of January 3, 2004, and December 28, 2002, commercial paper and bank notes outstanding had a weighted-average interest rate of 1.1% and 1.3%.

        In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration statement. The August 2001 notes require semiannual interest payments at the rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on’s outstanding commercial paper and for working capital and general corporate purposes.

        At January 3, 2004, Snap-on had cash and cash equivalents of $96.1 million and approximately $403 million of unused available debt capacity under the terms of its revolving credit facilities and committed bank line of credit.

        Snap-on maintains sufficient credit facilities to cover its expected funding needs on both a short-term and long-term basis. Snap-on manages its aggregate short-term borrowings so as not to exceed its availability under its revolving credit facilities and committed line of credit. The company accesses short-term debt markets, predominantly through commercial paper issuances, to fund its short-term requirements and to ensure near-term liquidity. Near-term liquidity requirements for Snap-on in 2004 include the funding of its restructuring and continuous improvement initiatives, investments in capital expenditures, payments of dividends and share repurchases. As funding needs are determined to be of a longer-term nature, Snap-on could access medium- and long-term debt markets, as appropriate, to refinance short-term borrowings and, thus, replenish its short-term liquidity. In 2005, Snap-on’s funding requirements will include a $100.4 million scheduled repayment of long-term debt. Snap-on’s long-term financing strategy is to maintain continuous access to the debt markets to accommodate its liquidity needs. For additional information on Snap-on’s debt and credit facilities, refer to Note 10 of the Consolidated Financial Statements.

        Working capital was $564.5 million at the end of 2003, an increase of $65.9 million from $498.6 million at year-end 2002.

(Amounts in millions)	2003	2002	2001
Current assets	$1,131.7	$1,051.0	$1,097.0
Current liabilities	(567.2)	(552.4)	(549.4)

Working capital	$564.5	$498.6	$547.6

        The ratio of current assets to current liabilities at year-end 2003 was 2.0 to 1, compared with 1.9 to 1 and 2.0 to 1 at year-end 2002 and 2001.

        Working investment decreased $47.0 million from year-end 2002, and $98.6 million from year-end 2001. The year-over-year decreases in all periods presented primarily reflect the results of Snap-on’s continued efforts to reduce working investment through improved inventory turnover and reduced days sales outstanding.

(Amounts in millions)	2003	2002	2001
Accounts receivable - net of
allowances	$546.8	$556.2	$572.8
Inventories	351.1	369.9	375.2
Less: Accounts payable	(189.7)	(170.9)	(141.2)

Total working investment	$708.2	$755.2	$806.8

        Accounts receivable — net of allowances decreased $9.4 million in 2003, despite a $54.9 million increase from currency translation, as compared with year-end 2002, due to Snap-on’s emphasis on reducing days sales outstanding. As of the end of 2003, days sales outstanding improved to 88 days from 95 days as of the end of 2002. Accounts receivable — net of allowances decreased $16.6 million in 2002, despite a $24.0 million increase from currency translation, as compared with year-end 2001. Bad debt write-offs in 2003 represented 5.2% of total average accounts receivable, compared with 5.7% in 2002 and 4.9% in 2001. At the end of 2003, Snap-on’s bad debt allowance as a percentage of current accounts receivable was 7.6%, compared to 6.9% and 6.5% at the end of 2002 and 2001.

        Inventories decreased $18.8 million from year-end 2002, despite a $41.9 million increase from currency translation, and were down $24.1 million from year-end 2001. The decrease in year-over-year inventory levels in both years reflects Snap-on’s continued focus on improving working investment levels. As a result of the progress made in reducing its inventory levels, the company’s LIFO reserve declined from $95.8 million at December 28, 2002, to $81.8 million at January 3, 2004. As compared to year-end 2002, inventory turns (defined as cost of goods sold for the year, divided by the average of the last four quarter-end’s inventory balances) have improved from 2.9 turns to 3.5 turns at year-end 2003.

        Trade payables at year-end 2003 were $189.7 million, an increase of $18.8 million from year-end 2002 and up $48.5 million from 2001 levels.

        Total shareholders’ equity at January 3, 2004, was $1.011 billion, an increase of $180.5 million compared with $830.4 million at year-end 2002. Snap-on’s shareholders’ equity at year-end 2003 was reduced by $31.6 million for the excess of accumulated pension benefit obligations over the fair market value of plan assets, versus a comparable $60.9 million reduction in shareholders’ equity at year-end 2002. These reductions in shareholders’ equity resulted from the combination of lower-than-expected returns on plan investments and a decrease in both the discount rate used to calculate pension obligations and the expected long-term rate of return on plan assets. Snap-on currently expects that its 2004 worldwide pension expense will be approximately $4 million higher than 2003 levels, excluding the impact of the $8.2 million curtailment loss recognized in 2003 related to the closure of the two U.S. hand-tool facilities. For additional information on Snap-on’s pension plans and assumptions, refer to Note 13 of the Consolidated Financial Statements.

Capital Expenditures: Capital expenditures in 2003 were $29.4 million, compared to $45.8 million in 2002 and $53.6 million in 2001. The declines in capital expenditures over the last two years reflects focusing capital spending on investment in growth projects and the benefits of continuous improvement and restructuring activities that have reduced the manufacturing footprint. Capital expenditures in all three years reflect new product, quality, and cost-reduction capital investments, as well as ongoing replacements and upgrades of manufacturing and distribution facilities and equipment. Snap-on anticipates that 2004 capital expenditures will approximate $40 million to $45 million, of which two-thirds is expected to be used for investments relating to new products, quality enhancement or cost reduction.

Depreciation and Amortization: Depreciation in 2003 was $58.2 million, compared with $49.9 million in 2002 and $50.4 million in 2001. Amortization expense was $2.1 million in 2003, $1.8 million in 2002 and $17.6 million in 2001. The decrease in 2003 and 2002 amortization expense, as compared with 2001 levels, resulted from Snap-on’s adoption of SFAS No. 142 at the beginning of its 2002 fiscal year. For information on Snap-on’s adoption of SFAS No. 142, refer to Note 8 of the Consolidated Financial Statements.

Dividends: Snap-on has paid quarterly cash dividends, without interruption or decline, since 1939. In the fourth quarter of 2003, Snap-on’s Board of Directors declared a quarterly dividend of $0.25 per share. Cash dividends paid in 2003, 2002, and 2001 totaled $58.2 million, $56.5 million and $55.6 million.

	2003	2002	2001
Cash dividends paid
per common share	$1.00	$0.97	$0.96
Cash dividends paid as
a percent of prior-year
retained earnings	5.5%	5.6%	5.3%

Stock Repurchase Program: Snap-on has undertaken repurchases of Snap-on common stock from time to time to offset dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. During 2003, Snap-on repurchased 450,000 shares of common stock for $12.5 million under its previously announced share repurchase programs. In 2002 and 2001, Snap-on repurchased 405,000 shares and 400,000 shares. As of the end of 2003, Snap-on has remaining availability to repurchase up to an additional $144.0 million in common stock pursuant to the Board of Director’s authorizations. Snap-on expects to accelerate its planned 2004 full-year share repurchases of approximately 750,000 to 1,000,000 common shares. The purchase of Snap-on common stock is at the company’s discretion, subject to prevailing financial and market conditions.

Contractual Obligations and Commitments: A summary of Snap-on’s future contractual obligations and commitments as of January 3, 2004, is as follows:

	Contractual Obligations and Commitments
(Amounts in millions)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Contractual obligations:
Long-term debt	$303.3	$0.3	$100.4	$-	$202.6
Operating leases	134.7	27.7	37.5	23.8	45.7
Purchase obligations	22.0	22.0	-	-	-

Total	$460.0	$50.0	$137.9	$23.8	$248.3

        At January 3, 2004, $14.1 million of loans originated by SOC have a primary recourse provision to Snap-on if the loans become more than 90 days past due. For information on SOC, long-term debt and operating leases see Notes 9, 10 and 17 of the Consolidated Financial Statements.

Environmental Matters: Snap-on is subject to various federal, state and local government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Snap-on’s policy is to comply with these requirements, and the company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with its business. Some risk of environmental damage is, however, inherent in some of Snap-on’s operations and products, as it is with other companies engaged in similar businesses.

        Snap-on is and has been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous or toxic by one or more regulatory agencies. The company believes that, as a general matter, its handling, manufacture, use and disposal of these substances are in accordance with environmental laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question the company’s handling, manufacture, use or disposal of these substances.

UNCONSOLIDATED JOINT VENTURE
SOC is an unconsolidated 50%-owned joint venture between Snap-on and The CIT Group, Inc. (“CIT”). SOC was formed as a limited liability corporation with member contributions totaling $2.0 million, and commenced operations on January 3, 1999. SOC provides a broad range of financial services to Snap-on’s U.S. dealer and customer network and to Snap-on’s industrial and other customers. Snap-on and CIT have identical voting and participating rights and responsibilities in SOC. As of January 3, 2004, and December 28, 2002, Snap-on’s equity investment in SOC totaled approximately $6.8 million and $2.7 million.

        As a result of establishing SOC, Snap-on effectively outsourced to SOC its domestic captive credit function. Snap-on provides extended-term financing internationally through its wholly owned credit subsidiaries, the results of which are included in Snap-on’s Consolidated Financial Statements. Snap-on receives royalty and management fee income from SOC based on the volume of financings originated by SOC. Snap-on also shares with CIT ratably in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. These amounts are included in Net finance income on the accompanying Consolidated Statements of Earnings.

        SOC sells substantially all of its originated contracts (through asset-securitization transactions) on a limited recourse basis to CIT, net of certain fees. SOC continues to service these contracts for an estimated market rate-servicing fee. In 2003, SOC originated contracts totaling $522.4 million, compared to $506.3 million in 2002 and $464.7 million in 2001.

        Financial information regarding SOC loan originations for 2003, 2002 and 2001, and number of accounts outstanding as of year-end 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Originations: (Amounts in millions)
Extended-credit receivables	$381.8	$361.9	$343.6
Equipment leases	38.6	40.1	47.7
Dealer financing	102.0	104.3	73.4

Total originations	$522.4	$506.3	$464.7

Number of accounts outstanding:
Extended-credit receivables	186,356	181,567	177,484
Equipment leases	13,476	14,754	16,765
Dealer financing	3,765	3,214	2,781

Total	203,597	199,535	197,030

        SOC strives to maintain strict credit standards and the contract receivables are generally secured by the underlying tools or equipment financed and other dealer assets. SOC establishes accruals for estimated credit loss for all contract receivables sold to CIT, and SOC’s credit losses on the sold contract receivables are limited to the extent of the accrual. At year-end 2003 and 2002, SOC’s accruals for estimated credit loss for contract receivables sold to CIT were $12.8 million and $8.3 million. SOC also establishes a prepayment accrual to cover estimated amounts due to CIT as a result of early prepayments by customers on loans sold to CIT. Loan losses on owned contract receivables were not material in any year.

        Snap-on has credit risk exposure for certain loan originations with recourse provisions against Snap-on. At January 3, 2004, and December 28, 2002, $14.1 million and $32.1 million of these loans, with terms ranging from six months to ten years, have a primary recourse provision to Snap-on if the loans become more than 90 days past due. The asset value of the collateral underlying these recourse loans would serve to mitigate Snap-on’s loss in the event of default. The estimated fair value of the guarantees for all fiscal-2003 loan originations with recourse as of January 3, 2004, was not material.

        At December 28, 2002, SOC maintained a $25 million bank line of credit for working capital purposes, of which Snap-on was a 60% guarantor and CIT was a 40% guarantor. Borrowings under this facility totaled $11.0 million at December 28, 2002. SOC’s bank line of credit expired May 31, 2003, and was not renewed. CIT and Snap-on have agreed to fund SOC’s future working capital requirements on a 50/50 basis, with a combined maximum borrowing limit not to exceed $24 million. As of January 3, 2004, there were no outstanding amounts owed from SOC pursuant to this agreement.

        Snap-on’s exposure related to SOC as of January 3, 2004, was the $6.8 million equity investment plus the recourse obligations discussed above.

        Based on information provided by SOC, summarized financial information of SOC as of December 31, 2003, and 2002, and for the years ended December 31, 2003, 2002 and 2001, is as follows:

	At December 31,
(Amounts in millions)	2003	2002
Cash and cash equivalents	$4.2	$5.4
Receivables - net of allowances	10.7	13.4
Servicing receivables	8.6	7.6
Due from members	14.0	10.9
Other assets	6.2	8.0

Total assets	$43.7	$45.3

Payable to members	$13.2	$12.4
Accruals for contract receivables sold	12.8	8.3
Other accrued liabilities	4.1	8.6
Short-term borrowings	-	11.0
Members' equity	13.6	5.0

Total liabilities and members' equity	$43.7	$45.3

	Year Ended December 31,
(Amounts in millions)	2003	2002	2001
Revenues:
Gain on sale of
contract receivables	$60.5	$55.7	$50.2
Servicing fee income	10.5	9.0	8.3
Other income	0.5	1.3	1.9

Total revenues	71.5	66.0	60.4
Expenses:
Royalty fees	23.4	22.8	20.9
Salaries and benefits	16.9	15.7	15.8
Management fees	11.7	11.2	10.3
Other	11.1	10.8	10.9

Total expenses	63.1	60.5	57.9

Net income	$8.4	$5.5	$2.5

        The Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities (an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements) in January 2003. FIN No. 46 provides consolidation guidance regarding the identification of variable interest entities (“VIE”) for which control is achieved through means other than through voting rights. FIN No. 46 provides guidance in determining if a business enterprise is the primary beneficiary of a VIE and whether or not that business enterprise should consolidate the VIE for financial reporting purposes. FIN No. 46 applies to a VIE in which equity investors of the VIE, if any, do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party’s variable interest, then that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

        Since its issuance, the effective date of FIN No. 46 has been deferred once, and FIN No. 46R, a modification to FIN No. 46, was released in December 2003. FIN No. 46R delayed the effective date for certain entities until no later than fiscal periods ending after March 31, 2004, and also provided numerous technical clarifications to implementation issues. Based on the company’s analysis of FIN No. 46R, the company has concluded that Snap-on is required to consolidate SOC as of January 4, 2004, the beginning of Snap-on’s fiscal 2004 first quarter.

MARKET, CREDIT AND ECONOMIC RISKS
Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Snap-on is exposed to market risk from changes in both foreign currency exchange rates and interest rates. Snap-on monitors its exposure to these risks and attempts to manage the underlying economic exposures through the use of financial instruments such as forward exchange contracts and interest rate swap agreements. Snap-on does not use derivative instruments for speculative or trading purposes. Snap-on’s broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on its operating earnings as a whole. Snap-on’s management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks.

Foreign Currency Risk Management: Snap-on has significant international operations and is subject to certain risks inherent with foreign operations that include currency fluctuations and restrictions on movement of funds. Foreign exchange risk exists to the extent that Snap-on has payment obligations or receipts denominated in currencies other than the functional currency. To manage these exposures, Snap-on identifies naturally offsetting positions and then purchases hedging instruments to protect the residual net exposures. Snap-on’s financial position and results of operations have not been materially affected by such events to date. For additional information, refer to Note 11 of the Consolidated Financial Statements.

Interest Rate Risk Management: Snap-on’s interest rate risk management policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. Through the use of interest rate swaps, Snap-on aims to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of Snap-on’s assets and liabilities. For additional information, refer to Note 11 of the Consolidated Financial Statements.

        Snap-on utilizes a Value-at-Risk (“VAR”) model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange-sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Snap-on’s computations are based on the inter-relationships among movements in various currencies and interest rates (variance/co-variance technique). These inter-relationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

        The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at January 3, 2004, was $1.0 million on interest rate-sensitive financial instruments and $0.6 million on foreign currency-sensitive financial instruments. The VAR model is a risk management tool and does not purport to represent actual losses in fair value that will be incurred by Snap-on, nor does it consider the potential effect of favorable changes in market factors.

Credit Risk: Credit risk is the possibility of loss from a customer’s failure to make payments according to contract terms. Prior to granting credit, each customer is evaluated, taking into consideration the borrower’s financial condition, collateral, debt-servicing capacity, past payment experience, credit bureau information and other financial and qualitative factors that may affect the borrower’s ability to repay. Specific credit reviews and standard industry credit scoring models are used in performing this evaluation. Loans that have been granted are typically monitored through an asset-quality-review process that closely monitors past due accounts and initiates collection actions when appropriate. In addition to its direct credit risk exposure, Snap-on also has credit risk exposure for certain SOC loan originations with recourse provisions against Snap-on. At January 3, 2004, $14.1 million of loans originated by SOC have a recourse provision to Snap-on if the loans become more than 90 days past due. For additional information on SOC, refer to the section entitled Unconsolidated Joint Venture in this Management’s Discussion and Analysis and to Note 9 of the Consolidated Financial Statements.

Economic Risk: Economic risk is the possibility of loss resulting from economic instability in certain areas of the world. Snap-on continually monitors its exposure in these markets. Snap-on’s Commercial and Industrial Group includes a hand-tool manufacturing facility in Argentina with net assets of approximately $10.0 million as of January 3, 2004. Due to economic instability in Argentina, Snap-on resized its operations there in 2001 and will continue to assess Argentina’s economic situation to determine if any future actions or impairment write-downs are warranted.

        As a result of the above market, credit and economic risks, net income and revenues in any particular period may not be representative of full-year results and may vary significantly from year to year and from quarter to quarter. Inflation has not had a significant impact on the company.

OTHER MATTERS
Acquisitions: In 2002, Snap-on acquired full ownership of two business operations for $7.9 million. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by approximately $3.7 million. In 2001, Snap-on incurred acquisition costs of $0.9 million related to the finalization of its fiscal 2000 acquisitions. Each of the acquisitions provided Snap-on with a complementary product line, new customer relationships, access to additional distribution and/or an extended geographic reach. Pro forma financial information has not been presented as the effects of these businesses, individually and in the aggregate, were not material.

Government Contract Matters: Snap-on has government contracts with federal departments and agencies, two of which are presently under audit by the U.S. General Services Administration. The two contracts involve sales from March 1996 through February 2001, and sales since February 2001. The primary focus of these audits concerns the interpretation and application of the price reduction provisions of these contracts.

        On February 6, 2004, Snap-on received a letter from the Department of Justice indicating that they were seeking to discuss these audit findings with Snap-on before taking any further action. On March 2, 2004, the government provided Snap-on with their claim estimate of approximately $12 million for billing discrepancies relating to the audited contract periods from July 1997 through May 2002. Additional amounts could be claimed by the government for contract periods not covered by these audits. Snap-on intends to continue discussions with the government in an effort to advance its positions with respect to the government’s claims. At this time, Snap-on cannot predict the period of time any discussions will take, or the outcome or specific consequences of these matters, which could include settlement, civil litigation by the government to recover treble damages and other penalties under the False Claims Act, as well as suspension or debarment from future government business or other legal or administrative action. Should the government prevail in these matters, the impact on Snap-on’s results of operations would be material.

ACCOUNTING PRONOUNCEMENTS
For a discussion of recent accounting pronouncements, see Notes 2 and 9 of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES
The consolidated financial statements and related notes contain information that is pertinent to management’s discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are generally based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results could differ from those estimates. Snap-on considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the company’s consolidated financial statements and the uncertainties that could impact the company’s financial position, results of operations and cash flows.

Allowances for Doubtful Accounts: Snap-on’s accounts receivable are reported net of estimated bad debt allowances, which are regularly evaluated by management for adequacy. The evaluations take into consideration various financial and qualitative factors that may affect the customers’ ability to pay. These factors may include the customers’ financial condition, collateral, debt-servicing capacity, past payment experience and credit bureau information. Snap-on regularly reviews the estimation process and adjusts the allowances as appropriate. It is possible, however, that the accuracy of Snap-on’s estimation process could be adversely impacted if the financial condition of its customers were to deteriorate. Snap-on’s accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas.

Inventory Valuation: Snap-on values its inventory at the lower of cost or market and adjusts for the value of inventory that is estimated to be excess, obsolete or otherwise unmarketable. Inventory adjustments for raw materials are largely based on analysis of raw material age and actual physical inspection of raw material for fitness for use. As part of evaluating work-in-progress and finished goods, management reviews individual product SKUs by product category and product life cycle. Cost adjustments for each product category/product life cycle stage are generally established and maintained based on a combination of historical experience, forecasted sales and promotions, technological obsolescence, inventory age and other actual known conditions and circumstances. Should actual product marketability and raw material fitness for use be affected by conditions that are different from management estimates, further adjustments may be required.

Warranty Accruals: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Snap-on calculates its accrual requirements based on historic warranty loss experience that is periodically adjusted for recent actual experience; including the timing of claims during the warranty period and actual costs incurred. For additional analysis of Snap-on’s warranty accrual, refer to Note 17 of the Consolidated Financial Statements.

Pension Benefits: The calculation of Snap-on’s pension expense and projected benefit obligation requires the use of a number of assumptions. Changes in these assumptions are primarily influenced by factors outside of Snap-on’s control and can have a significant effect on the amounts reported in the financial statements. Snap-on believes that the two most critical assumptions are the expected return on plan assets and the assumed discount rate.

        For a discussion of the development of Snap-on’s expected return on plan assets assumption, refer to Note 13 of the Consolidated Financial Statements. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the expected rate of return assumption for Snap-on’s domestic pension plan assets by 0.5% would increase Snap-on’s 2004 domestic pension expense by approximately $3 million. At year-end 2003, Snap-on’s domestic plan assets comprised approximately 92% of Snap-on’s worldwide pension plan assets.

        Snap-on establishes the domestic discount rate using the current rates earned on long-term bonds with a Moody’s Aa rating. Pension expense and projected benefit obligation both increase as the discount rate is reduced. Lowering Snap-on’s domestic discount rate assumption by 0.5% would increase Snap-on’s 2004 domestic pension expense and projected benefit obligation by approximately $4 million and $40 million, respectively. At year-end 2003, Snap-on’s domestic projected benefit obligation comprised approximately 86% of Snap-on’s worldwide projected benefit obligation.

OUTLOOK
Snap-on will continue to emphasize the consistent and widespread application of its Driven to Deliver strategic framework to reach its targeted financial objectives. The company remains committed to seeking opportunities for process improvements, through the use of Lean tools, that Snap-on believes will enhance competitiveness and customer responsiveness throughout its global organization.

        Snap-on expects that first-quarter 2004 results will include approximately $15 million in further continuous improvement costs, including approximately $8 million of costs associated with the two aforementioned U.S. hand-tool facilities closings, in order to maintain its accelerated pace of activity. Lean and continuous improvement activity levels will continue throughout the year, with an estimated additional $8 million to $10 million of related costs beyond the first quarter. However, in the second half of 2004, Snap-on expects the profit benefits, from these and prior actions, will begin to exceed such costs.

        For full-year 2004, Snap-on expects continued steady growth in demand for tools and handheld diagnostics by vehicle service technicians, as well as in the purchase of tools by its dealers. Additionally, with improving signs of economic recovery in North America, Snap-on anticipates that it could achieve a modest level of sales improvements in its more cyclical commercial and industrial businesses. Snap-on expects full-year 2004 reported earnings to be in the range of $1.80 to $2.20 per diluted share, including the estimated $0.25 to $0.28 per share in costs for continuous improvement actions.

SAFE HARBOR
Statements in this document that are not historical facts, including statements (i) that include the words “expects,” “estimates,” “believes,” “anticipates,” or similar words that reference Snap-on or its management; (ii) specifically identified as forward-looking; or (iii) describing Snap-on’s or management’s future outlook, plans, estimates, objectives or goals, are forward-looking statements. Snap-on or its representatives may also make similar forward-looking statements from time to time orally or in writing. Snap-on cautions the reader that these statements are subject to risks, uncertainties or other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of these factors are discussed below, as well as elsewhere in this document, and in Snap-on’s Securities and Exchange Commission filings.

        Those important factors include the validity of the assumptions and bases underlying such statements, and the timing and progress with which Snap-on can continue to achieve savings from cost reduction, continuous improvement and other Operational Fitness initiatives; Snap-on’s capability to retain and attract dealers, effectively implement new programs, capture new business, introduce successful new products and other Profitable Growth initiatives; Snap-on’s further success in scaling up its TAG operation; its ability to weather disruption arising from planned facility closures; Snap-on’s ability to withstand external negative factors including terrorist disruptions on business; changes in trade, monetary and fiscal policies, regulatory reporting requirements, laws and regulations, or other activities of governments or their agencies, including military actions and such aftermath that might occur; and the absence of significant changes in inflation, the current competitive environment, energy and/or steel supply or pricing, legal proceedings, supplier disruptions, currency fluctuations or the material worsening of economic and political situations around the world.

        These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. Snap-on operates in a continually changing business environment and new factors emerge from time to time. Snap-on cannot predict such factors nor can it assess the impact, if any, of such factors on Snap-on’s financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Snap-on disclaims any responsibility to update any forward-looking statement provided in this document.

Consolidated Statements of Earnings

(Amounts in millions, except per share data)	2003	2002	2001
Net sales	$2,233.2	$2,109.1	$2,095.7
Cost of goods sold	(1,268.5)	(1,144.2)	(1,146.7)

Gross profit	964.7	964.9	949.0
Operating expenses	(858.4)	(804.3)	(898.1)
Net finance income	43.8	37.7	35.7

Operating earnings	150.1	198.3	86.6
Interest expense	(24.4)	(28.7)	(35.5)
Other income (expense) - net	(9.0)	(8.4)	(3.5)

Earnings before income taxes	116.7	161.2	47.6
Income taxes	38.0	58.0	26.1

Earnings before cumulative effect of a change in accounting principle	78.7	103.2	21.5
Cumulative effect of a change in accounting principle, net of tax	-	2.8	(2.5)

Net earnings	$78.7	$106.0	$19.0

Net earnings per share - basic
Earnings before cumulative effect of a change in accounting principle	$1.35	$1.77	$.37
Cumulative effect of a change in accounting principle, net of tax	-	.05	(.04)

Net earnings per share - basic	$1.35	$1.82	$.33

Net earnings per share - diluted
Earnings before cumulative effect of a change in accounting principle	$1.35	$1.76	$.37
Cumulative effect of a change in accounting principle, net of tax	-	.05	(.04)

Net earnings per share - diluted	$1.35	$1.81	$.33

Weighted-average shares outstanding
Basic	58.2	58.2	57.9
Effect of dilutive options	0.2	0.3	0.2

Diluted	58.4	58.5	58.1

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Amounts in millions, except share data)	January 3, 2004	December 28, 2002
ASSETS
Current assets
Cash and cash equivalents	$96.1	$18.4
Accounts receivable - net of allowances	546.8	556.2
Inventories	351.1	369.9
Deferred income tax benefits	71.4	56.4
Prepaid expenses and other assets	66.3	50.1

Total current assets	1,131.7	1,051.0
Property and equipment - net	328.6	330.2
Deferred income tax benefits	16.1	60.9
Goodwill	417.6	366.4
Other intangibles - net	69.5	65.7
Other assets	175.0	119.9

Total assets	$2,138.5	$1,994.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$189.7	$170.9
Notes payable and current maturities of long-term debt	30.2	56.4
Accrued benefits	35.3	40.1
Accrued compensation	49.2	44.4
Dealer deposits	49.9	46.1
Deferred subscription revenue	20.6	42.5
Income taxes	20.1	29.8
Other accrued liabilities	172.2	122.2

Total current liabilities	567.2	552.4
Long-term debt	303.0	304.3
Deferred income taxes	34.3	33.6
Retiree health care benefits	89.3	94.0
Pension liabilities	74.2	136.6
Other long-term liabilities	59.6	42.8

Total liabilities	1,127.6	1,163.7

Shareholders' equity
Preferred stock - authorized 15,000,000 shares of $1 par value; none outstanding	-	-
Common stock - authorized 250,000,000 shares of $1 par value; issued 66,956,246 and 66,897,506 shares	67.0	66.9
Additional paid-in capital	94.5	72.9
Retained earnings	1,084.7	1,064.2
Accumulated other comprehensive income (loss)	38.6	(123.8)
Grantor stock trust at fair market value - 5,007,809 and 5,321,977 shares	(159.2)	(147.5)
Treasury stock at cost - 3,774,764 and 3,326,462 shares	(114.7)	(102.3)

Total shareholders' equity	1,010.9	830.4

Total liabilities and shareholders' equity	$2,138.5	$1,994.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(Amounts in millions, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Grantor Stock Trust	Treasury Stock	Total Shareholders' Equity
Balance at December 30, 2000	66,789,090	$66.8	$71.6	$1,051.3	$(87.2)	$(179.6)	$(78.9)	$844.0
Comprehensive income (loss):
Net earnings for 2001				19.0				19.0
Foreign currency translation					(29.9)			(29.9)
Mark to market for cash flow hedges, net
of tax of $0.7 million (unrealized holding
losses of $2.4 million net of reclassifications
to net income of $0.4 million)					(2.0)			(2.0)
Minimum pension liability					(1.5)			(1.5)

Total comprehensive loss								(14.4)

Cash dividends - $0.96 per share				(55.6)				(55.6)
Dividend reinvestment plan	47,650		1.3					1.3
Stock compensation plans	10,367		0.3					0.3
Grantor stock trust - 458,888 shares						10.4		10.4
Share repurchase, net of
reissuance - 400,000 shares							(11.2)	(11.2)
Tax benefit from certain stock options			1.0					1.0
Adjustment of grantor stock trust to
fair market value			33.8			(33.8)		-

Balance at December 29, 2001	66,847,107	66.8	108.0	1,014.7	(120.6)	(203.0)	(90.1)	775.8
Comprehensive income (loss):
Net earnings for 2002				106.0				106.0
Foreign currency translation					55.5			55.5
Mark to market for cash flow hedges, net
of tax of $1.0 million (unrealized holding
losses of $2.5 million net of reclassifications
to net income of $1.2 million)					(1.3)			(1.3)
Minimum pension liability,
net of tax of $36.8 million					(57.4)			(57.4)

Total comprehensive income								102.8

Cash dividends - $0.97 per share				(56.5)				(56.5)
Dividend reinvestment plan	45,649	0.1	1.3					1.4
Stock compensation plans	4,750		1.4					1.4
Grantor stock trust - 661,468 shares						16.1		16.1
Share repurchase - net of
reissuance - 403,027 shares							(12.2)	(12.2)
Tax benefit from certain stock options			1.6					1.6
Adjustment of grantor stock trust to
fair market value			(39.4)			39.4		-

Balance at December 28, 2002	66,897,506	66.9	72.9	1,064.2	(123.8)	(147.5)	(102.3)	830.4
Comprehensive income (loss):
Net earnings for 2003				78.7				78.7
Foreign currency translation					131.5			131.5
Mark to market for cash flow hedges, net
of tax of $1.0 million (unrealized holding
gains of $1.1 million net of reclassifications
to net income of $0.5 million)					1.6			1.6
Minimum pension liability, net of
tax of $17.8 million					29.3			29.3

Total comprehensive income								241.1

Cash dividends - $1.00 per share				(58.2)				(58.2)
Dividend reinvestment plan	54,504	0.1	1.5					1.6
Stock compensation plans	4,236		0.1					0.1
Grantor stock trust - 314,168 shares						7.9		7.9
Share repurchase, net of
reissuance - 448,302 shares							(12.4)	(12.4)
Tax benefit from certain stock options			0.4					0.4
Adjustment of grantor stock trust to
fair market value			19.6			(19.6)		-

Balance at January 3, 2004	66,956,246	$67.0	$94.5	$1,084.7	$38.6	$(159.2)	$(114.7)	$1,010.9

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in millions)	2003	2002	2001
Operating activities
Net earnings	$78.7	$106.0	$19.0
Adjustments to reconcile net earnings to net cash
provided (used) by operating activities:
Cumulative effect of a change in accounting principle, net of tax	-	(2.8)	2.5
Depreciation	58.2	49.9	50.4
Amortization of goodwill	-	-	13.9
Amortization of other intangibles	2.1	1.8	3.7
Deferred income tax provision	9.9	33.5	5.4
Loss (gain) on sale of assets	0.2	(0.3)	(0.1)
Loss (gain) on mark to market for cash flow hedges	1.6	(1.3)	(2.0)
Changes in operating assets and liabilities,
net of effects of acquisitions:
(Increase) decrease in receivables	64.3	42.5	19.3
(Increase) decrease in inventories	60.7	25.8	18.9
(Increase) decrease in prepaid and other assets	(68.9)	33.0	(19.8)
Increase (decrease) in accounts payable	4.4	22.1	(13.2)
Increase (decrease) in accruals and other liabilities	(34.2)	(86.1)	65.7

Net cash provided by operating activities	177.0	224.1	163.7
Investing activities
Capital expenditures	(29.4)	(45.8)	(53.6)
Acquisitions of businesses - net of cash acquired	0.1	(7.9)	(0.9)
Proceeds from disposal of property and equipment	8.7	6.0	6.9

Net cash used in investing activities	(20.6)	(47.7)	(47.6)
Financing activities
Payment of long-term debt	(0.3)	(1.9)	(6.4)
Increase in long-term debt	-	-	200.4
Net decrease in short-term borrowings	(28.9)	(116.0)	(255.1)
Purchase of treasury stock	(12.5)	(12.2)	(11.2)
Proceeds from stock purchase and option plans	10.0	20.5	13.0
Proceeds from termination of interest rate swap agreement	5.1	-	-
Cash dividends paid	(58.2)	(56.5)	(55.6)

Net cash used in financing activities	(84.8)	(166.1)	(114.9)
Effect of exchange rate changes on cash and cash equivalents	6.1	1.4	(0.6)

Increase in cash and cash equivalents	77.7	11.7	0.6
Cash and cash equivalents at beginning of year	18.4	6.7	6.1

Cash and cash equivalents at end of year	$96.1	$18.4	$6.7

Supplemental cash flow disclosures
Cash paid for interest	$24.1	$29.9	$32.3
Cash paid for income taxes	39.8	9.1	27.4

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF OPERATIONS
Snap-on Incorporated (“Snap-on” or “the company”) was incorporated under the laws of the state of Wisconsin in 1920 and reincorporated under the laws of the state of Delaware in 1930. Snap-on is a leading global innovator, manufacturer and marketer of high-quality tool, diagnostic and equipment solutions for professional tool and equipment users. Product lines include a broad range of hand and power tools, tool storage, saws and cutting tools, pruning tools, vehicle service diagnostics equipment, vehicle service equipment, including wheel service, safety testing and collision repair equipment, vehicle service information, business management systems, equipment repair services, and other tool and equipment solutions. Snap-on’s customers include automotive technicians, vehicle service centers, manufacturers, industrial tool and equipment users and those involved in commercial applications such as construction, electrical and agriculture. Products are sold through Snap-on’s franchised dealer van, company-direct, distributor and Internet sales channels.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES
Principles of consolidation and presentation: The consolidated financial statements include the accounts of Snap-on and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Snap-on Credit LLC (“SOC”), a 50%-owned joint venture with The CIT Group, Inc. (“CIT”), is accounted for using the equity method. Snap-on and CIT have identical voting and participating rights and responsibilities in SOC.

        Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Fiscal year accounting period: Snap-on’s fiscal year ends on the Saturday nearest December 31. The 2002 and 2001 fiscal years each contained 52 weeks and ended on December 28, 2002, and December 29, 2001. Snap-on’s 2003 fiscal year contained 53 weeks and ended on January 3, 2004.

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

Revenue recognition: Snap-on recognizes revenues when all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) delivery has occurred or services have been rendered. Snap-on establishes an accrual for estimated future product returns in the period in which the sale is recorded. Estimated returns are based upon past experience and include assumptions of the expected return period, gross profit margin, and volume of sales returns. Franchise fee revenue is recognized as the fees are earned; such revenue was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

Research and engineering: Research and engineering costs are charged to expense in the year incurred. For 2003, 2002 and 2001, research and engineering costs totaled $59.8 million, $57.1 million and $54.6 million.

Shipping and handling: Amounts billed to customers for shipping and handling are included as a component of sales. Costs incurred by Snap-on for shipping and handling are generally included as a component of cost of goods sold when the costs relate to manufacturing activities. In 2003, 2002 and 2001, Snap-on incurred shipping and handling charges of $10.9 million, $11.1 million and $11.2 million that were recorded in Cost of goods sold on the accompanying Consolidated Statements of Earnings. Shipping and handling costs incurred in conjunction with selling or distribution activities are generally included as a component of operating expenses. In 2003, 2002 and 2001, Snap-on incurred shipping and handling charges of $46.2 million, $41.0 million and $41.9 million that were recorded in Operating expenses on the accompanying Consolidated Statements of Earnings.

Advertising and promotion: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred. For 2003, 2002 and 2001, advertising and promotion expense totaled $51.0 million, $46.7 million and $47.6 million.

Warranties: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Refer to Note 17 for additional information.

Foreign currency translation: The financial statements of Snap-on’s foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the period. The resulting translation adjustments are recorded directly into Accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets. Foreign exchange transactions resulted in pretax losses of $6.6 million in 2003, $4.4 million in 2002 and $6.5 million in 2001. Foreign exchange transaction gains and losses are reported in Other income (expense) – net in the accompanying Consolidated Statements of Earnings.

Income taxes: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Refer to Note 12 for additional information.

Net finance income: Net finance income consists of royalty and management fees received from SOC based on the volume of financings originated by SOC. Snap-on also shares with CIT ratably in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. Net finance income also consists of installment contract income and dealer loan receivable income, net of administrative expenses, derived from Snap-on’s wholly owned international credit operations, and which totaled $13.4 million in 2003, $9.5 million in 2002 and $10.8 million in 2001. Net finance income includes gains on the sale of receivables when applicable. Refer to Note 9 for additional information.

Minority interest: Minority interest in income of consolidated subsidiaries for 2003, 2002 and 2001 totaled $3.1 million, $3.4 million and $2.7 million and is included in Other income (expense) – net on the accompanying Consolidated Statements of Earnings. At the end of 2003 and 2002 minority interest in subsidiaries totaled $16.0 million and $15.5 million and is included in Other long-term liabilities on the accompanying Consolidated Balance Sheets.

Derivatives: Snap-on utilizes derivative financial instruments, including interest rate swaps and foreign exchange contracts, to manage its exposure to interest rate and foreign currency exchange rate risks. Snap-on accounts for its derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 and SFAS No. 149. Snap-on does not hold or issue financial instruments for speculative or trading purposes. Refer to Note 11 for additional information.

Per share data: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Snap-on had dilutive shares as of year-end 2003, 2002 and 2001, of 171,395 shares, 271,051 shares and 241,557 shares. Options to purchase 3,694,950 shares, 2,668,711 shares and 3,008,596 shares of Snap-on common stock at year-end 2003, 2002 and 2001 were not included in the computation of diluted earnings per share as the exercise prices of the options was greater than the average market price of the common stock for the respective year and, as a result, the effect on earnings per share would be anti-dilutive.

Stock-based employee compensation arrangements: Snap-on has various stock-based employee compensation plans. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation and also amends the disclosure provisions of SFAS No. 123. Snap-on will continue to account for its stock-based employee compensation under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Refer to Note 15 for additional information.

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

        Snap-on’s accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

        Approximately 4,400 employees, or 35% of Snap-on’s worldwide workforce, are represented by unions and/or covered under collective bargaining agreements. Of these, approximately 2,900 employees are covered under an agreement expiring in 2004, including approximately 400 covered employees as of January 3, 2004, affected by the planned closure of two of the company’s U.S. hand-tool facilities in 2004. In recent years, Snap-on has not experienced any significant work slow-downs, stoppages or other labor disruptions.

Cash equivalents: Snap-on considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Inventories: Inventories consist of manufactured products and merchandise for resale. Manufactured products include the costs of materials, labor and manufacturing overhead. Most of Snap-on’s inventories are valued at the lower of cost, on the first-in, first-out (“FIFO”) basis, or market. Remaining inventories are generally valued at cost, on the last-in, first-out (“LIFO”) basis. Inventories accounted for using the FIFO basis represented 69% and 65% of total gross inventories on January 3, 2004, and December 28, 2002, respectively. Refer to Note 6 for additional information.

Property and equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Major repairs that extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use and is amortized on a straight-line basis over their estimated useful lives. Development costs for computer software to be sold, leased or otherwise marketed externally are also capitalized once technological feasibility has been achieved and are amortized on a straight-line basis over their estimated useful lives. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. Refer to Note 7 for additional information.

        On December 30, 2001, the beginning of its 2002 fiscal year, Snap-on adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. The effect of this change in accounting principle was not material to Snap-on’s financial position or results of operations.

Goodwill and other intangible assets: Snap-on adopted SFAS No. 142, Goodwill and Other Intangible Assets at the beginning of its 2002 fiscal year. SFAS No. 142 requires the testing of goodwill and indefinite-lived intangible assets for impairment, at least annually, as compared to the past method of amortizing such assets to expense on a straight-line basis over their estimated useful lives. Snap-on evaluates annually, and as events arise, the existence of goodwill and indefinite-lived intangible asset impairment on the basis of whether the assets are fully recoverable from projected, discounted cash flows of the related business unit. Refer to Note 8 for additional information.

Cumulative effect of changes in accounting principles: Snap-on recorded a cumulative effect of a change in accounting principle transition adjustment that increased net earnings in the first quarter of 2002 by $2.8 million, on both a pretax and after-tax basis, from the recognition of negative goodwill as prescribed by SFAS No. 142. Refer to Note 8 for additional information.

        In accordance with the provisions of SFAS No. 133, Snap-on recorded a transition adjustment on December 31, 2000, the beginning of Snap-on’s 2001 fiscal year, to recognize its derivative instruments at fair value, and to recognize the difference between the carrying values and fair values of related hedged assets and liabilities upon adoption of these standards. The cumulative effect of this transition adjustment was to decrease reported net income in the first quarter of 2001 by $2.5 million after tax ($4.1 million pretax) related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Refer to Note 11 for additional information.

Accounting pronouncements: In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits, that revises employer’s disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. Refer to Notes 13 and 14 for the related pension and postretirement disclosures.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities and supercedes the Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 was effective for exit and disposal activities initiated after December 31, 2002. See Note 4 for additional information on Snap-on’s exit and disposal activities.

        The FASB issued Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities (an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements) in January 2003. See Note 9 for additional information regarding the adoption of FIN No. 46.

NOTE 3: ACQUISITIONS AND DIVESTITURES
In 2002, Snap-on acquired full ownership of two businesses for $7.9 million. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by approximately $3.7 million. The purchase accounting for these two acquisitions was finalized in 2003. Pro forma financial information has not been presented as the effects of these businesses, individually and in the aggregate, were not material. In 2001, Snap-on incurred acquisition costs of $0.9 million related to the finalization of its fiscal 2000 acquisitions.

NOTE 4: EXIT OR DISPOSAL ACTIVITIES
During 2003, Snap-on announced plans to phase out production at two of its U.S. hand-tool manufacturing facilities and close the company’s U.S. facility that assembled large-platform diagnostics, as well as consolidation initiatives and management realignment actions at various other Snap-on facilities. In 2003, Snap-on recorded restructuring and continuous improvement charges of $30.2 million, including charges of $25.8 million that are included in Cost of goods sold and charges of $4.4 million that are included in Operating expenses on the accompanying Consolidated Statements of Earnings.

        Restructuring and continuous improvement charges incurred in 2003 included $19.5 million related to the phase out of production at two U.S. hand-tool manufacturing facilities, which included $12.2 million for the recognition of pension and post-retirement medical curtailment losses, with the remaining costs primarily for severance, equipment transfer, accelerated depreciation and other costs. The remaining $10.7 million of charges related to consolidation initiatives and management realignment actions at various other Snap-on facilities, including $3.5 million for the December 2003 closure of the company’s U.S. facility that assembled large-platform diagnostics.

        Snap-on’s 2003 restructuring accrual activity related to its 2003 actions was as follows:

(Amounts in millions)	Provision in 2003	Usage in 2003	Balance at January 3, 2004
Severance costs:
Snap-on Dealer Group	$7.6	$(3.7)	$3.9
Commercial and
Industrial Group	2.8	(1.7)	1.1
Diagnostics and
Information Group	1.0	(0.1)	0.9
Facility consolidation
or closure costs:
Snap-on Dealer Group	0.1	(0.1)	-
Diagnostics and
Information Group	0.3	-	0.3

Total	$11.8	$(5.6)	$6.2

        Restructuring accrual usage of $5.6 million in 2003 consisted of $5.5 million for severance payments related to the separation of 390 employees and $0.1 million for lease termination payments.

        Snap-on expects to fund the remaining cash requirements of its 2003 restructuring activities with cash flows from operations and borrowings under the company’s existing credit facilities. Snap-on anticipates that the restructuring accrual related to its 2003 actions will be fully utilized by the end of the second quarter of 2004. The specific restructuring measures and estimated costs were based on management’s best business judgment under prevailing circumstances. Snap-on also expects that it will record approximately $8 million of remaining severance and transition costs in the first quarter of 2004 related to the closure of the two U.S. hand-tool facilities.

        In the fourth quarter of 2002, Snap-on recorded restructuring and continuous improvement charges of $3.6 million that are included in Operating expenses on the accompanying Consolidated Statements of Earnings. These charges were primarily for severance costs related to salaried and hourly workforce reductions. During the fourth quarter of 2002, Snap-on eliminated 31 positions, resulting in a $0.7 million usage of the recorded restructuring accrual. During the first quarter of 2003, Snap-on utilized $2.8 million of the restructuring accrual for severance payments related to the separation of 149 employees.

Snap-on’s restructuring accrual activity related to its 2002 actions was as follows:

(Amounts in millions)	Provision in 2002	Usage in 2002	Balance at December 28, 2002	Usage in 2003	Reversed in 2003	Balance at January 3, 2004
Severance costs	$3.6	$(0.7)	$2.9	$(2.8)	$(0.1)	$-

        As of January 3, 2004, Snap-on had finalized all actions as contemplated under its 2002 restructuring activities and all costs related to these actions have been incurred. In 2003, the remaining accrual of $0.1 million was reversed to income.

        Snap-on announced in the second quarter of 2001 that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. As a result of selective rationalization and consolidation actions, Snap-on recorded $62.0 million in restructuring and other non-recurring charges in 2001 for actions that included the consolidation or closure of 32 facilities, including facility-related asset write-downs, and severance costs to effect a 6% reduction in workforce. The $62.0 million charge, including $49.4 million in Operating expenses and $12.6 million in Cost of goods sold on the accompanying Consolidated Statements of Earnings, included restructuring charges of $40.3 million and non-recurring charges of $21.7 million. The restructuring charge of $40.3 million included $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility-related asset write-downs, and $1.3 million for exit-related legal and professional services. The $21.7 million of other non-recurring charges included $12.6 million (recognized in cost of goods sold) for inventory write-downs and warranty costs primarily associated with Snap-on’s exiting of an unprofitable segment of the emissions-testing business, $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on’s former president and chief executive officer, and $0.7 million for equipment and employee relocation costs associated with the facility consolidations. As of December 29, 2001, Snap-on utilized $17.2 million of the $40.3 million of restructuring accruals that were established for the fiscal 2001 restructuring actions.

        In 2002, Snap-on recorded restructuring-related charges of $7.9 million, including $3.0 million related to the 2002 resignation of Snap-on’s former chief financial officer and $4.9 million for employee and equipment relocation costs and professional fees to finalize the company’s 2001 restructuring activities. These costs did not qualify for restructuring accrual treatment and were expensed as incurred and are included in Operating expenses on the accompanying Consolidated Statements of Earnings.

        The initial 2001 restructuring cost estimates were based on management’s best business judgment under prevailing circumstances. The 2001 restructuring accrual usage of $16.7 million in 2002 was primarily for severance payments related to the separation of 479 employees.

Snap-on’s 2001 restructuring accrual activity related to its 2001 actions was as follows:

(Amounts in millions)	Provision in 2001	Usage in 2001	Balance at December 29, 2001	Usage in 2002	Reversed in 2002	Balance at December 28, 2002
Severance costs	$27.1	$(6.0)	$21.1	$(16.6)	$(4.5)	$-
Facility consolidation or closure costs	7.3	(5.3)	2.0	(0.1)	(1.9)	-
Loss on asset write-downs	5.9	(5.9)	-	-	-	-

Total	$40.3	$(17.2)	$23.1	$(16.7)	$(6.4)	$-

        As of December 28, 2002, Snap-on had finalized its 2001 actions and all costs related to these actions have been incurred. Snap-on reversed $6.4 million of excess restructuring accruals in the fourth quarter of 2002, which is recorded in Operating expenses on the accompanying Consolidated Statements of Earnings. The 2001 restructuring activities resulted in the consolidation or closure of 32 facilities and, combined with other operational activities, an 8.4% reduction in workforce.

NOTE 5: ACCOUNTS RECEIVABLE
Accounts receivable include trade accounts, installment and other receivables, including the current portion of dealer financing receivables. The components of Snap-on’s current accounts receivable as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Trade accounts receivable	$501.8	$497.0
Installment receivables, net of
unearned finance charges of
$11.4 million and $8.1 million	55.1	41.4
Other accounts receivable	34.9	59.0

Total	591.8	597.4
Allowances for doubtful accounts	(45.0)	(41.2)

Total accounts receivable - net	$546.8	$556.2

        The long-term portion of accounts receivable is classified in Other assets on the accompanying Consolidated Balance Sheets and is comprised of installment and other receivables, including dealer financing receivables, with payment terms that are due beyond one year. The components of Snap-on’s long-term accounts receivable as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Installment receivables,
net of unearned finance charges of
$9.1 million and $7.9 million	$41.9	$37.3
Other long-term accounts receivable	19.8	20.5

Total	$61.7	$57.8

NOTE 6: INVENTORIES
Inventories by major classification as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Finished goods	$305.7	$337.5
Work in process	46.5	42.0
Raw materials	80.7	86.2

Total FIFO value	432.9	465.7
Excess of current cost over LIFO cost	(81.8)	(95.8)

Total inventories	$351.1	$369.9

        The company’s LIFO inventory reserve decreased $14.0 million during fiscal 2003 due to lower inventory levels. The decrease in the company’s LIFO inventory reserves is reflected as a reduction of Cost of goods sold on the accompanying Consolidated Statements of Earnings.

NOTE 7: PROPERTY AND EQUIPMENT
Snap-on’s property and equipment values, which are carried at cost, as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Land	$26.9	$23.8
Buildings and improvements	217.8	202.9
Machinery and equipment	580.4	541.8

	825.1	768.5
Accumulated depreciation and amortization	(496.5)	(438.3)

Property and equipment - net	$328.6	$330.2

        The estimated service lives of property and equipment are principally as follows:

Buildings and improvements	3 to 50 years
Machinery and equipment	2 to 15 years
Computer software	2 to 7 years
Transportation vehicles	2 to 6 years

NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of segment goodwill for fiscal 2002 and 2003, are as follows:

(Amounts in millions)	Snap-on Dealer Group	Commercial and Industrial Group	Diagnostics and Information Group	Total
Balance as of
December 29, 2001	$14.6	$251.8	$64.8	$331.2
Goodwill acquired
during year	-	1.2	2.5	3.7
Currency translation	-	31.3	0.2	31.5

Balance as of
December 28, 2002	14.6	284.3	67.5	366.4
Transfers between
segments	-	1.3	(1.3)	-
Finalization of
purchase accounting	(2.5)	0.1	0.3	(2.1)
Currency translation	0.2	53.0	0.1	53.3

Balance as of
January 3, 2004	$12.3	$338.7	$66.6	$417.6

        In 2001, pretax goodwill amortization totaled $13.9 million.

        Additional disclosures related to acquired other intangible assets as of fiscal year-end 2003 and 2002 are as follows:

	2003		2002
(Amounts in millions)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortized other
intangible assets:
Trademarks	$2.7	$(0.4)	$3.9	$(0.3)
Patents	32.3	(11.3)	29.4	(8.3)

Total	35.0	(11.7)	33.3	(8.6)
Unamortized other
intangible assets:
Trademarks	46.2	-	41.0	-

Total	$81.2	$(11.7)	$74.3	$(8.6)

        The weighted-average amortization period is 32 years for trademarks and 16 years for patents. The weighted-average amortization period for trademarks and patents on a combined basis is 19 years.

        The aggregate amortization expense for 2003 and 2002 was $2.1 million and $1.8 million. Total estimated annual amortization expense expected for the next five fiscal years, based on current levels of other intangible assets, is $1.9 million.

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

        The following is a reconciliation of earnings before cumulative effect of a change in accounting principle and net earnings reflecting the impact of this standard on reported results as if SFAS No. 142 had been in effect during 2001.

(Amounts in millions)	2003	2002	2001
Earnings before cumulative
effect of a change in
accounting principle
as reported	$78.7	$103.2	$21.5
Goodwill amortization,
net of tax	-	-	11.9
Trademark amortization,
net of tax	-	-	0.8

Adjusted earnings before
cumulative effect item	$78.7	$103.2	$34.2

Net earnings as reported	$78.7	$106.0	$19.0
Goodwill amortization,
net of tax	-	-	11.9
Trademark amortization,
net of tax	-	-	0.8

Adjusted net earnings	$78.7	$106.0	$31.7

The following reflects the impact of SFAS No. 142 on earnings per share as if this standard had been in effect during 2001.

	2003	2002	2001
Earnings per share as reported*:
Basic	$1.35	$1.77	$0.37
Diluted	1.35	1.76	0.37
Adjusted earnings per share*:
Basic	$1.35	$1.77	$0.59
Diluted	1.35	1.76	0.59
Net earnings per share as reported:
Basic	$1.35	$1.82	$0.33
Diluted	1.35	1.81	0.33
Adjusted net earnings per share:
Basic	$1.35	$1.82	$0.55
Diluted	1.35	1.81	0.55

* Before cumulative effect of a change in accounting principle.

NOTE 9: SNAP-ON CREDIT LLC JOINT VENTURE
SOC is an unconsolidated 50%-owned joint venture between Snap-on and CIT. SOC was formed as a limited liability corporation with member contributions totaling $2.0 million, and commenced operations on January 3, 1999. SOC provides a broad range of financial services to Snap-on’s U.S. dealer and customer network and to Snap-on’s industrial and other customers. Snap-on and CIT have identical voting and participating rights and responsibilities in SOC. As of January 3, 2004, and December 28, 2002, Snap-on’s equity investment in SOC totaled approximately $6.8 million and $2.7 million.

        As a result of establishing SOC, Snap-on effectively outsourced to SOC its domestic captive credit function. Snap-on provides extended-term financing internationally through its wholly owned credit subsidiaries, the results of which are included in Snap-on’s Consolidated Financial Statements. Snap-on receives royalty and management fee income from SOC based on the volume of financings originated by SOC. Snap-on also shares with CIT in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. These amounts are included in Net finance income on the accompanying Consolidated Statements of Earnings.

        SOC sells substantially all of its originated contracts (through asset-securitization transactions) on a limited recourse basis to CIT, net of certain fees. SOC continues to service these contracts for an estimated market rate-servicing fee. In 2003, SOC originated contracts totaling $522.4 million, compared to $506.3 million in 2002 and $464.7 million in 2001.

        SOC strives to maintain strict credit standards and the contract receivables are generally secured by the underlying tools or equipment financed and other dealer assets. SOC establishes accruals for estimated credit loss for all contract receivables sold to CIT, and SOC’s credit losses on the sold contract receivables are limited to the extent of the accrual. At year-end 2003 and 2002, SOC’s accruals for estimated credit loss for contract receivables sold to CIT were $12.8 million and $8.3 million. SOC also establishes a prepayment accrual to cover estimated amounts due to CIT as a result of early prepayments by customers on loans sold to CIT. Loan losses on owned contract receivables were not material in any year.

        Snap-on has credit risk exposure for certain loan originations with recourse provisions against Snap-on. At January 3, 2004, and December 28, 2002, $14.1 million and $32.1 million of these loans, with terms ranging from six months to ten years, have a primary recourse provision to Snap-on if the loans become more than 90 days past due. The asset value of the collateral underlying these recourse loans would serve to mitigate Snap-on’s loss in the event of default. The estimated fair value of the guarantees for all fiscal-2003 loan originations with recourse as of January 3, 2004, was not material.

        At December 28, 2002, SOC maintained a $25 million bank line of credit for working capital purposes, of which Snap-on was a 60% guarantor and CIT was a 40% guarantor. Borrowings under this facility totaled $11.0 million at December 28, 2002. SOC’s bank line of credit expired May 31, 2003, and was not renewed. CIT and Snap-on have agreed to fund SOC’s future working capital requirements on a 50/50 basis, with a combined maximum borrowing limit not to exceed $24 million. As of January 3, 2004, there were no outstanding amounts owed from SOC pursuant to this agreement.

        Snap-on’s exposure related to SOC as of January 3, 2004, was the $6.8 million equity investment plus the recourse obligations on customer financings discussed above.

        Summarized financial information of SOC as of December 31, 2003, and 2002, and for the years then ended is as follows:

(Amounts in millions)	2003	2002
Cash and cash equivalents	$4.2	$5.4
Receivables - net of allowances	10.7	13.4
Servicing receivables	8.6	7.6
Due from members	14.0	10.9
Other assets	6.2	8.0

Total assets	$43.7	$45.3

Payable to members	$13.2	$12.4
Accruals for contract receivables sold	12.8	8.3
Other accrued liabilities	4.1	8.6
Short-term borrowings	-	11.0
Members' equity	13.6	5.0

Total liabilities and members' equity	$43.7	$45.3

(Amounts in millions)	2003	2002
Revenues:
Gain on sale of contract receivables sold	$60.5	$55.7
Servicing fee income	10.5	9.0
Other income	0.5	1.3

Total revenues	71.5	66.0
Expenses:
Royalty fees	23.4	22.8
Salaries and benefits	16.9	15.7
Management fees	11.7	11.2
Other	11.1	10.8

Total expenses	63.1	60.5

Net income	$8.4	$5.5

        The FASB issued FIN No. 46 in January 2003. FIN No. 46 provides consolidation guidance regarding the identification of variable interest entities (“VIE”) for which control is achieved through means other than through voting rights. FIN No. 46 provides guidance in determining if a business enterprise is the primary beneficiary of a VIE and whether or not that business enterprise should consolidate the VIE for financial reporting purposes. FIN No. 46 applies to a VIE in which equity investors of the VIE, if any, do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party’s variable interest, then that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

        Since its issuance, the effective date of FIN No. 46 has been deferred once, and FIN No. 46R, a modification to FIN No. 46, was released in December 2003. FIN No. 46R delayed the effective date for certain entities until no later than fiscal periods ending after March 31, 2004, and also provided numerous technical clarifications to implementation issues. Based on the company’s analysis of FIN No. 46R, the company has concluded that Snap-on is required to consolidate SOC as of January 4, 2004, the beginning of Snap-on’s fiscal 2004 first quarter.

NOTE 10: SHORT-TERM AND LONG-TERM DEBT
Notes payable to banks under bank lines of credit totaled $4.9 million and $22.3 million at the end of 2003 and 2002. At the end of 2003, Snap-on had commercial paper outstanding denominated in U.S. dollars of $25.0 million, compared to commercial paper outstanding denominated in U.S. dollars of $25.0 million and Japanese yen of $7.9 million at year-end 2002. The company currently anticipates that it will continue to have positive cash flow and debt reduction for the foreseeable future and, as a result, commercial paper borrowings are included in Notes payable and current maturities of long-term debt on the accompanying Consolidated Balance Sheets.

        At January 3, 2004, Snap-on had $408 million of multi-currency revolving credit facilities that serve to back its commercial paper programs, including a $200 million, 364-day revolving credit facility with a one-year term-out option that terminates on July 30, 2004. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. In addition, Snap-on has a five-year, $208 million revolving credit facility that terminates on August 20, 2005. At the end of 2003 and 2002, Snap-on was in compliance with all covenants of the revolving credit facilities and there were no borrowings under either revolving credit commitment. The most restrictive financial covenant requires that Snap-on maintain a total debt to total capital (defined as total debt plus shareholders’ equity) percentage that does not exceed 60%. Snap-on’s total debt to total capital percentage, computed as defined by the financial covenant, was 24.8% at January 3, 2004. At January 3, 2004, Snap-on also had an unused committed $20 million bank line of credit that expires on August 1, 2004, as well as uncommitted credit facilities. At January 3, 2004, Snap-on had approximately $403 million of unused available debt capacity under the terms of its revolving credit facilities and committed bank line of credit.

        Average commercial paper and bank notes outstanding were $59.2 million in 2003 and $189.6 million in 2002. The weighted-average interest rate on these instruments was 1.2% in 2003 and 1.7% in 2002. As of January 3, 2004, and December 28, 2002, commercial paper and bank notes outstanding had a weighted-average interest rate of 1.1% and 1.3%.

        In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration. The August 2001 notes require semiannual interest payments at the rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on’s outstanding commercial paper and for working capital and general corporate purposes.

        Snap-on’s long-term debt as of fiscal year-end 2003 and 2002 consisted of the following:

(Amounts in millions)	2003	2002
Senior unsecured indebtedness	$300.0	$300.0
Other long-term debt	3.3	5.5

	303.3	305.5
Less: current maturities	(0.3)	(1.2)

Total long-term debt	$303.0	$304.3

        The annual maturities of Snap-on’s long-term debt due in the next five years are $0.3 million in 2004, $100.4 million in 2005, with no maturities of long-term debt in 2006, 2007 and 2008.

NOTE 11: FINANCIAL INSTRUMENTS
Snap-on accounts for its hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 and SFAS No. 149. These standards require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or on the accompanying Consolidated Balance Sheets in Accumulated other comprehensive income (loss), depending on the type of hedged transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in Accumulated other comprehensive income (loss) must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period.

        In accordance with the provisions of SFAS No. 133, Snap-on recorded a transition adjustment on December 31, 2000, the beginning of Snap-on’s 2001 fiscal year, to recognize its derivative instruments at fair value, and to recognize the difference between the carrying values and fair values of related hedged assets and liabilities upon adoption of these standards. The cumulative effect of this transition adjustment was to decrease reported net income in the first quarter of 2001 by $2.5 million after tax related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Snap-on also recorded in the first quarter of 2001 a transition adjustment of $1.2 million after tax in Accumulated other comprehensive income (loss) to recognize previously deferred net gains on derivatives designated as cash flow hedges that qualify for hedge accounting under SFAS No. 133.

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

        At January 3, 2004, Snap-on had net outstanding foreign exchange forward contracts to sell $84.0 million comprised of buy contracts of $72.8 million in Swedish kronor and $3.2 million in Taiwan dollars and $0.6 million in other currencies and sell contracts of $72.8 million in euros, $43.3 million in British pounds, $11.8 million in Canadian dollars, $10.2 million in Japanese yen, $8.9 million in Singapore dollars, $5.7 million in Danish kronor, $4.3 million in Norwegian kronor, $2.3 million in Mexican pesos and $1.3 million in Australian dollars. At December 28, 2002, Snap-on had net outstanding foreign exchange forward contracts to sell $161.9 million comprised of buy contracts of $52.5 million in Swedish kronor and sell contracts of $103.8 million in euros, $59.1 million in British pounds, $31.2 million in Canadian dollars, $7.5 million in Singapore dollars, $3.0 million in Danish kronor, $2.5 million in Australian dollars, $3.7 million in Mexican pesos and $3.6 million in other currencies.

        The majority of Snap-on’s forward exchange contracts are not designated as hedges under SFAS No. 133. The fair value changes of these contracts are reported in earnings as foreign exchange gain or loss, which is included in Other income (expense) – net on the accompanying Consolidated Statements of Earnings. Those forward exchange contracts that qualify for hedge accounting treatment are accounted for as cash flow hedges where the effective portion of the changes in fair value of the derivative is recorded in Accumulated other comprehensive income (loss). When the hedged item is realized in income, the gain or loss included in Accumulated other comprehensive income (loss) is reclassified to income in the same financial statement caption as the hedged item. For all cash flow hedges qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative loss at January 3, 2004, was $0.5 million. At January 3, 2004, the maximum maturity date of any cash flow hedge was approximately one year. During the next 12 months, Snap-on expects to reclassify into earnings net losses from Accumulated other comprehensive income (loss) of approximately $0.5 million after tax at the time the underlying hedged transactions are realized. The ineffective portion of changes in fair value of the cash flow hedges are reported in earnings as foreign exchange gain or loss, which is included in Other income (expense) – net and which were not material.

Non-Derivative Instruments Designated in Hedging Relationships: Snap-on uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. The effective portion of the net investment hedge of a foreign operation is recorded in Accumulated other comprehensive income (loss) as a cumulative translation adjustment. When applicable, the ineffective portion of the net investment hedge is recorded in earnings as foreign exchange gain or loss, which is included in Other income (expense) – net and which were not material. At January 3, 2004, net losses of $0.1 million arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account as a component of Accumulated other comprehensive income (loss).

Interest Rate Swap Agreements: Snap-on enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates. Interest rate swap agreements are accounted for as either cash flow hedges or fair value hedges. The differentials paid or received on interest rate swap agreements are accrued and recognized as adjustments to interest expense. For fair value hedges, the effective portion of the change in fair value of the derivative is recorded in Long-term debt on the accompanying Consolidated Balance Sheets, while any ineffective portion is recorded as an adjustment to interest expense. For cash flow hedges, the effective portion of the change in fair value of the derivative is recorded in Accumulated other comprehensive income (loss), while any ineffective portion is recorded as an adjustment to interest expense. The notional amount of interest rate swaps was $75 million at January 3, 2004, and included $50 million of fair value hedges and $25 million of cash flow hedges. The notional amount of interest rate swaps was $50 million at December 28, 2002, and included $25 million of fair value hedges and $25 million of cash flow hedges.

        In June 2003, Snap-on received proceeds of $5.1 million for the termination of a $25 million interest rate swap that was a fair value hedge for a portion of its $200 million, 6.25% long-term notes. The $5.1 million is being amortized to income using the effective interest rate method over the remaining life of the notes, which mature on August 15, 2011. At the same time, Snap-on entered into a new $25 million interest rate swap to hedge that same portion of these notes.

        For all cash flow hedges qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative loss at January 3, 2004, was $1.0 million, after tax, and is reflected in Accumulated other comprehensive income (loss). Changes in the fair value of derivative financial instruments qualifying for hedge accounting under SFAS No. 133, are reflected as derivative assets or liabilities with the corresponding gains or losses reflected in earnings in the period of change. An offsetting gain or loss is also reflected in earnings based upon the changes of the fair value of the debt instrument being hedged. For all fair value hedges qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative loss at January 3, 2004, was $2.1 million. At January 3, 2004, the maximum maturity date of any cash flow hedge and fair value hedge was approximately one year and eight years, respectively. During the next 12 months, Snap-on expects to reclassify into earnings net losses from Accumulated other comprehensive income (loss) of approximately $0.9 million after tax at the time the underlying hedged transactions are realized. During the year ended January 3, 2004, cash flow hedge and fair value hedge ineffectiveness was not material.

Fair Value of Financial Instruments: SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires Snap-on to disclose the fair value of financial instruments for both on- and off-balance-sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value of financial instruments:

Installment Contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to Snap-on adjusted for credit quality, cost and profit factors. As of January 3, 2004, and December 28, 2002, the fair value was approximately $114 million and $92 million, versus a book value of $97.0 million and $78.7 million.

Long-term Debt: The fair value of long-term debt, including current maturities, was estimated using a discounted cash flow analysis based on quoted market rates for similar instruments. As of January 3, 2004, and December 28, 2002, the fair value was approximately $330 million and $340 million, versus a book value of $303.3 million and $305.5 million.

All Other Financial Instruments: The carrying amounts of all cash equivalents, interest rate swaps and forward exchange contracts approximate fair value based upon quoted market prices or discounted cash flows. The fair value of trade accounts receivables, accounts payable and other financial instruments approximates carrying value due to their short-term nature.

NOTE 12: INCOME TAXES
Earnings before income taxes, including the pretax impact of cumulative effects of changes in accounting principles in 2002 and 2001, consisted of the following:

(Amounts in millions)	2003	2002	2001
U.S.	$62.2	$129.2	$20.7
Foreign	54.5	34.8	22.8

Total earnings
before income taxes	$116.7	$164.0	$43.5

        The provision (benefit) for income taxes consisted of the following:

(Amounts in millions)	2003	2002	2001
Current:
Federal	$10.2	$(5.0)	$21.8
Foreign	12.9	19.6	13.3
State	1.0	2.6	3.7

Total current	24.1	17.2	38.8

Deferred:
Federal	8.1	38.3	(8.1)
Foreign	3.4	(0.2)	(1.3)
State	2.4	2.7	(4.9)

Total deferred	13.9	40.8	(14.3)

Total income tax provision	$38.0	$58.0	$24.5

        A reconciliation of the statutory federal income tax rate to Snap-on’s effective tax rate, after cumulative effect of changes in accounting principles, is as follows:

	2003	2002	2001
Statutory federal income
tax rate	35.0%	35.0%	35.0%
Increase (decrease) in
tax rate resulting from:
State income taxes,
net of federal benefit	1.9	1.8	3.2
Extraterritorial income
exclusion/foreign sales
corporation tax benefit	(2.3)	(1.5)	(1.6)
Restructuring and other
non-recurring charges	-	-	19.8
Change in valuation allowance
for foreign losses	1.0	1.4	(0.1)
Reversal of excess tax accrual	(2.5)	-	-
Non-deductible goodwill
amortization	-	-	1.8
Foreign rate difference	(1.3)	(0.8)	(0.8)
Other	0.8	(0.5)	(1.0)

Effective tax rate	32.6%	35.4%	56.3%

        Temporary differences that give rise to the net deferred tax benefit are as follows:

(Amounts in millions)	2003	2002	2001
Current deferred
income tax assets:
Inventories	$28.2	$29.6	$26.4
Accruals not currently
deductible	32.3	17.5	19.0
Restructuring and other
non-recurring accruals	1.3	1.9	31.5
Other	2.7	3.0	3.3

Total current (included in
Deferred income tax benefits
and Other accrued liabilities)	64.5	52.0	80.2

Long-term deferred income
tax assets (liabilities):
Employee benefits	37.2	78.9	46.8
Net operating losses	48.7	32.8	26.3
Depreciation	(45.2)	(40.9)	(37.5)
SOC securitizations	(21.2)	(15.0)	(10.2)
Other	0.1	0.2	3.9
Valuation allowance	(37.8)	(28.7)	(26.3)

Total long term	(18.2)	27.3	3.0

Net deferred income tax asset	$46.3	$79.3	$83.2

        At January 3, 2004, Snap-on had tax net operating loss carryforwards totaling $219.6 million as follows:

(Amounts in millions)	State	U.S.	Foreign	Total
Year of expiration:
2004 - 2008	$-	$3.8	$7.6	$11.4
2009 - 2013	16.1	-	4.7	20.8
2014 - 2020	56.1	-	-	56.1
2021 - 2023	7.6	23.9	-	31.5
Indefinite	-	-	99.8	99.8

Total net operating loss
carryforwards	$79.8	$27.7	$112.1	$219.6

        A valuation allowance totaling $37.8 million, $28.7 million and $26.3 million in 2003, 2002 and 2001 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Approximately $8 million of the increase in the valuation allowance and the net operating losses for 2003 is attributable to the impact of foreign currency exchange. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        The undistributed earnings of all non-U.S. subsidiaries totaled $214.7 million, $180.0 million and $159.1 million at the end of 2003, 2002 and 2001. Snap-on has not provided any deferred taxes on these undistributed earnings as it considers the undistributed earnings to be permanently invested.

NOTE 13: PENSION PLANS
Snap-on has several non-contributory defined benefit pension plans covering most U.S. employees and certain employees in foreign countries. Snap-on also has foreign contributory defined benefit pension plans covering certain foreign employees. Retirement benefits are generally provided based on employees’ years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. Snap-on recognizes retirement plan expenses in accordance with SFAS No. 87, Employers’Accounting for Pensions.

        Snap-on’s net pension expense (income) included the following components:

(Amounts in millions)	2003	2002	2001
Service cost	$17.7	$15.1	$15.8
Interest cost	41.6	39.9	38.9
Return on assets:
Actual (gain) loss	(82.8)	48.9	1.6
Deferred gain (loss)	38.2	(103.4)	(57.2)
Amortization of:
Actuarial (gain) loss	2.5	(0.8)	(5.6)
Prior service cost	1.8	2.0	1.5
Net transition asset	(0.2)	(1.3)	(1.3)
Curtailment loss (gain)	8.2	(0.5)	-

Net pension expense (income)	$27.0	$(0.1)	$(6.3)

        The status of Snap-on’s pension plans as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Change in projected benefit obligation:
Benefit obligation at beginning of year	$624.4	$562.0
Service cost	17.7	15.1
Interest cost	41.6	39.9
Plan participants' contributions	1.4	0.8
Benefits paid	(38.2)	(30.1)
Curtailment loss (gain)	2.4	(0.5)
Plan amendments	0.3	2.7
Actuarial loss	68.4	34.3
Foreign currency impact	14.4	6.5
Effect of settlements	-	(6.3)

Benefit obligation at end of year	$732.4	$624.4

Change in plan assets:
Fair value of plan assets at
beginning of year	$460.7	$529.7
Actual return (loss) on plan assets	82.8	(48.9)
Plan participants' contributions	1.4	0.8
Employer contributions	95.2	13.1
Benefits paid	(36.4)	(30.1)
Foreign currency impact	6.6	2.4
Effect of settlements	-	(6.3)

Fair value of plan assets at end of year	$610.3	$460.7

Unfunded status	$(122.1)	$(163.7)
Unrecognized net assets at year end	(1.1)	(1.7)
Unrecognized net loss from
experience different than assumed	166.0	137.6
Unrecognized prior service cost	8.7	15.5

Net amount recognized	$51.5	$(12.3)

Amounts recognized in the consolidated
balance sheets consist of:
Prepaid benefit cost	$69.8	$9.7
Accrued benefit liability	(72.4)	(134.8)
Other intangibles	3.5	15.0
Deferred income tax benefits	19.0	36.9
Accumulated other
comprehensive loss	31.6	60.9

Net amount recognized	$51.5	$(12.3)

        The accumulated benefit obligation for Snap-on’s pension plans was $673.5 million and $588.7 million at January 3, 2004, and December 28, 2002.

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for Snap-on’s pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets as of fiscal year-end 2003 and 2002 are as follows:

(Amounts in millions)	2003	2002
Projected benefit obligation	$203.6	$602.4
Accumulated benefit obligation	190.0	568.9
Fair value of plan assets	120.6	435.2

        The amount included in Snap-on’s accumulated other comprehensive income (loss) arising from recognizing additional minimum pension liabilities are as follows:

(Amounts in millions)
Balance at December 29, 2001	$(3.5)
Increase in minimum pension liability, net of tax	(57.4)

Balance at December 28, 2002	(60.9)
Decrease in minimum pension liability, net of tax	29.3

Balance at January 3, 2004	$(31.6)

        The worldwide weighted-average assumptions used to determine Snap-on’s full-year pension cost are as follows:

	2003	2002	2001
Discount rate	6.5%	6.7%	7.4%
Expected long-term return
on plan assets	8.3%	8.2%	9.6%
Rate of compensation increase	3.3%	3.7%	4.6%

        The worldwide weighted-average assumptions used to determine Snap-on’s projected benefit obligation as of fiscal year-end 2003 and 2002 are as follows:

	2003	2002
Discount rate	5.9%	6.7%
Rate of compensation increase	3.3%	3.7%

        Snap-on uses a December 31 measurement date for the majority of its plans. Snap-on does not expect to make a contribution to its domestic pension plans in 2004.

        Snap-on’s domestic pension plans’ weighted-average asset allocation at December 31, 2003, and December 31, 2002, by asset category are as follows:

Asset Category	2003	2002
Equity securities	58%	55%
Debt securities and cash	42%	45%
Real estate and other real assets	-	-
Other	-	-

Total	100%	100%

        Snap-on’s domestic pension plans have a long-term investment horizon, and therefore Snap-on has a total return strategy that emphasizes a capital growth objective. The long-term investment performance objective for Snap-on’s domestic plan assets is to achieve net-of-expense returns that meet or exceed the 8.5% domestic long-term rate-of-return-on-assets assumption used for reporting purposes.

        The basis for determining the overall expected long-term rate-of-return-on-assets assumption applies a nominal returns forecasting method. For each asset class, future returns are estimated by identifying the premium of riskier asset classes over lower risk alternatives. The methodology constructs expected returns using a building block approach to the individual components of total return. These forecasts are stated in both nominal and real (after inflation) terms. This process first considers the long-term historical return premium based on the longest set of data available for each asset class. These premiums are then adjusted based on current relative valuation levels and macro-economic conditions. Recently, due to relatively higher valuation levels for equities, expected equity risk premiums have been adjusted downward to be more conservative than the actual long-term results.

        For risk and correlation assumptions, the actual experience for each asset class is reviewed for the longest time period available. Expected relationships for a ten- to twenty-year time horizon are determined based upon historical results, with adjustments made for material changes. For example, expected correlations for international equities relative to U.S. equities are higher than historical averages due to the integration of the global economy.

        Investments are broadly diversified to attempt to minimize the risk of large losses. Since asset allocation is a key determinant of expected investment returns, assets are periodically rebalanced to the targeted allocation to correct significant deviations from the asset allocation policy that are caused by market fluctuations and cash flows.

        Snap-on has adopted a strategic asset allocation policy that is intended to offer the highest probability of achieving the long-term investment return goal with the lowest level of risk. Asset/liability studies are conducted periodically to determine if any revisions to the strategic asset allocation policy are indicated. Snap-on’s strategic domestic asset allocation targets are as follows:

Asset Category	Target
Equity securities	55%
Debt securities and cash	35%
Real estate and other real assets	5%
Other	5%

Total	100%

        Snap-on has several 401(k) plans covering certain U.S. employees. Snap-on’s employer match to the 401(k) plans is made in Snap-on common stock, which is funded through the Grantor Stock Trust, or cash. Employees have the opportunity to diversify the employer match made in Snap-on common stock as they approach retirement. For 2003, 2002 and 2001, Snap-on recognized $12.4 million, $2.0 million and $0.4 million of expense related to its 401(k) plans. Included in Snap-on’s 2003 401(k) plan expense is $10.2 million related to the closure of the two U.S. hand-tool facilities disclosed in Note 4 above.

NOTE 14: RETIREE HEALTH CARE
Snap-on provides certain health care benefits for most retired U.S. employees. The majority of Snap-on’s U.S. employees become eligible for those benefits if they reach early retirement age while working for Snap-on; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other insurance coverage.

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

        Snap-on recognizes postretirement health care expense in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.

        Snap-on’s net postretirement health care benefits expense included the following components:

(Amounts in millions)	2003	2002	2001
Service cost	$0.9	$1.1	$1.1
Interest cost	6.2	6.0	5.5
Curtailment gain	(6.2)	(0.2)	-
Amortization of
unrecognized net gain	-	(0.6)	(1.4)

Net postretirement health care
benefits expense	$0.9	$6.3	$5.2

        The status of Snap-on’s U.S. postretirement health care plans is as follows:

(Amounts in millions)	2003	2002
Change in accumulated benefit obligation:
Benefit obligation at beginning of year	$95.3	$75.3
Service cost	0.9	1.1
Interest cost	6.2	6.0
Plan participants' contributions	3.1	2.7
Curtailment gain	(6.2)	(0.2)
Benefits paid	(8.3)	(7.8)
Actuarial loss	2.7	18.2

Benefit obligation at end of year	$93.7	$95.3

Change in plan assets:
Fair value of plan assets at beginning of year	$-	$-
Plan participants' contributions	3.1	2.7
Employer contributions	5.2	5.1
Benefits paid	(8.3)	(7.8)

Fair value of plan assets at end of year	$-	$-

Unfunded status	$(93.7)	$(95.3)
Unrecognized actuarial gain	(0.7)	(3.4)

Net amount recognized	$(94.4)	$(98.7)

Amounts recognized in the consolidated
balance sheets consist of:
Accrued benefit liability	$(5.1)	$(4.7)
Retiree health care benefits	(89.3)	(94.0)

Net amount recognized	$(94.4)	$(98.7)

        The weighted-average discount rates used to determine Snap-on’s postretirement health care expense are as follows:

	2003	2002	2001
Discount rate	6.6%	6.75%	7.5%

        The weighted-average discount rates used to determine Snap-on’s accumulated benefit obligation are as follows:

	2003	2002
Discount rate	6.0%	6.75%

        The actuarial calculation assumes a health care cost trend rate of 9.9% in 2003, decreasing gradually to 6.0% in 2009 and thereafter. As of January 3, 2004, a one-percentage-point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.5 million and the aggregate of the service cost and interest cost components by $0.1 million. Conversely, a one-percentage-point decrease in the health care cost trend rate for future years would decrease the accumulated postretirement benefit obligation by $1.4 million and the aggregate of the service cost and interest cost components by $0.1 million.

        Snap-on expects to contribute $5.1 million to its retiree health care plans in 2004.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law. In accordance with FASB Staff Position 106-1‘s deferral election, Snap-on’s net periodic postretirement benefit expense and accumulated postretirement benefit obligation do not reflect the effects of the Act on Snap-on’s postretirement health care plans. Specific authoritative guidance on the accounting for the federal subsidy provided for under the Act is pending and guidance, when issued, could require Snap-on to change previously reported information.

NOTE 15: STOCK OPTIONS AND PURCHASE PLANS
Snap-on has various stock award and purchase plans for directors, officers and key employees.

2001 Incentive Stock and Awards Plans: On April 27, 2001, Snap-on’s shareholders approved the 2001 Incentive Stock and Awards Plan (“2001 Plan”). This plan reserves five million shares of common stock for issuance, of which 2,578,047 shares were available for future grants at January 3, 2004. There are no shares available for future grants under the predecessor plan. Stock options outstanding under the 2001 Plan and the predecessor plan have expiration dates ranging from 2004 to 2013 and vesting periods ranging from immediate to three years. The plans provide that options be granted at exercise prices equal to market value on the date the option is granted. Stock option activity under the 2001 Plan and predecessor plans was as follows:

	2003		2002		2001
	Options	Exercise Price*	Options	Exercise Price*	Options	Exercise Price*
Outstanding at beginning of year	5,399,594	$30.70	5,189,146	$29.83	4,526,481	$29.44
Granted	694,900	25.24	863,809	31.90	1,227,707	28.95
Exercised	(191,857)	22.60	(478,285)	22.80	(375,756)	21.83
Canceled	(260,418)	32.30	(175,076)	32.96	(189,286)	30.14

Outstanding at end of year	5,642,219	$30.23	5,399,594	$30.70	5,189,146	$29.83

Exercisable at end of year	4,583,646	$30.83	4,060,271	$30.66	3,447,146	$30.65

*Weighted-average

        The following table summarizes information about stock options outstanding as of January 3, 2004:

	2003 Options Outstanding			2003 Options Exercisable
Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (Years)*	Exercise Price*	Options Exercisable	Exercise Price*
$19 to $25	72,540	1.07	$21.71	72,540	$21.71
$25 to $31	3,355,974	8.18	27.15	2,649,524	27.63
$31 to $38	1,768,088	5.94	33.96	1,415,965	34.39
$38 to $46	445,617	4.07	39.98	445,617	39.98

Totals	5,642,219	7.06	$30.23	4,583,646	$30.83

*Weighted-average

        In 2003, Snap-on granted 423,300 shares of restricted stock to certain executive officers and other key employees under the 2001 Plan. Vesting of the shares of restricted stock will be dependent upon performance relative to pre-defined goals for revenue growth and return on net assets employed before interest and taxes for fiscal years 2003 through 2005. Based on Snap-on’s performance relative to these goals, the recipient can earn up to 100% of the restricted stock award. For performance achieved above a certain level, the recipient will earn performance units in addition to the restricted stock, not to exceed 50% of the number of shares of restricted stock initially awarded. Each performance unit represents the right to receive in cash $24.49, which was the fair market value of a share of Snap-on’s common stock on March 14, 2003. Based on the grant performance criteria, Snap-on was not required to recognize any compensation expense in 2003 for these awards.

        In 2002, Snap-on granted 209,000 shares of restricted stock to certain executive officers and other key employees under the 2001 Plan. Vesting of the shares of restricted stock was dependent upon performance relative to pre-defined goals for revenue growth and return on net assets employed before interest and taxes for fiscal years 2002 and 2003. Based on the grant performance criteria, Snap-on was not required to recognize any compensation expense in 2003 or 2002 for these awards, as none of these shares vested.

        As of January 3, 2004 and December 28, 2002, Snap-on also had 105,600 and 5,600 restricted stock grants outstanding under the 2001 Plan whose vesting is not dependent on performance. Compensation expense is being recognized on a straight-line basis over the respective service period. Snap-on recognized compensation expense of $1.0 million in 2003, 2002 and 2001 related to non-performance restricted shares.

        As of January 3, 2004, Snap-on had 682,500 stock appreciation rights outstanding that were granted to certain key non-U.S. employees with an average grant price of $29.60 per unit. These performance units expire ten years after date of grant and have vesting periods that range from two to three years. The performance units provide for the cash payment of the excess of the fair market value of Snap-on’s common stock price on the date of exercise over the grant price, and Snap-on accrues compensation expense based upon the current market price for its common stock and the number of performance units outstanding. The performance share units have no effect on dilutive shares or shares outstanding as any appreciation of Snap-on’s common stock value over the grant price is paid in cash and not in common stock.

Directors’ Fee Plan: Under the Directors’ Fee Plan, non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of Snap-on’s common stock. Directors may elect to defer receipt of all or part of these shares. For 2003, 2002 and 2001, issuances under the Directors’ Fee Plan totaled 4,236 shares, 4,750 shares and 10,367 shares. Additionally, receipt of 11,130 shares, 11,865 shares and 15,043 shares was deferred in 2003, 2002 and 2001. At January 3, 2004, shares reserved for issuance to directors under this plan totaled 168,347 shares.

Employee Stock Purchase Plan: Employees of Snap-on are eligible to participate in an employee stock purchase plan. The employee purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2003, 2002 and 2001, issuances under the employee stock ownership plan totaled 36,428 shares, 53,142 shares and 57,231 shares. At January 3, 2004, shares reserved for issuance to employees under this plan totaled 454,286 and Snap-on held contributions of approximately $0.8 million for the purchase of common stock by employees.

Dealer Stock Purchase Plan: Franchised dealers are eligible to participate in a dealer stock purchase plan. The dealer purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2003, 2002 and 2001, issuances under the dealer stock purchase plan totaled 49,923 shares, 76,381 shares and 78,440 shares. At January 3, 2004, shares reserved for issuance to franchised dealers under this plan totaled 164,620 and Snap-on held dealer contributions of approximately $1.1 million for the purchase of common stock. Compensation expense for plan participants in 2003, 2002 and 2001 was not material.

Dividend Reinvestment and Stock Purchase Plan: Under this plan, participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The plan also permits new investors and current shareholders to make additional contributions. For 2003, 2002 and 2001, issuances under the dividend reinvestment and stock purchase plan totaled 54,504 shares, 45,649 shares and 47,650 shares. At January 3, 2004, shares available for purchase under this plan totaled 1,708,133.

SFAS No. 148 Disclosure: Snap-on accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25. In accordance with the provisions of APB Opinion No. 25, no compensation expense was recorded for stock options as all options granted had an exercise price equal to the market value of the underlying common stock on the measurement date. For restricted stock and stock appreciation rights awards, Snap-on recorded compensation expense in the respective periods as appropriate.

        The following table illustrates the effect on net earnings and earnings per share as if Snap-on had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation using the Black-Scholes option-pricing model.

(Amounts in millions, except per share data)	2003	2002	2001
Net earnings, as reported	$78.7	$106.0	$19.0
Add: Stock-based employee
compensation expense (income)
included in reported
net income, net of
related tax effects	1.5	(0.4)	2.3
Deduct: Total stock-based
employee compensation
expense determined
under fair value based
method for all awards,
net of related tax effects	(5.6)	(7.3)	(8.3)

Pro forma net earnings	$74.6	$98.3	$13.0

Net earnings per share - basic:
As reported	$1.35	$1.82	$0.33
Pro forma	1.28	1.69	0.22
Net earnings per share - diluted:
As reported	$1.35	$1.81	$0.33
Pro forma	1.28	1.68	0.22
Weighted-average assumptions
under Black-Scholes:
Risk-free interest rate	4.4%	3.8%	4.9%
Dividend yield	3.4%	2.8%	2.8%
Expected stock price volatility	31.6%	33.1%	38.7%
Expected option life (in years)	6.9	6.1	5.6

        For disclosure purposes only under SFAS No. 123, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $6.91 in 2003, $9.16 in 2002 and $9.37 in 2001, as calculated using the Black-Scholes option-pricing model.

NOTE 16: CAPITAL STOCK
Snap-on has undertaken repurchases of Snap-on common stock from time to time to offset dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. Snap-on repurchased 450,000 shares in 2003, following the repurchase of 405,000 shares in 2002 and 400,000 shares in 2001. As of the end of 2003, Snap-on has remaining availability to repurchase up to an additional $144.0 million in common stock pursuant to the Board of Directors’authorizations. The purchase of Snap-on common stock is at the company’s discretion, subject to prevailing financial and market conditions. In 2003, Snap-on’s average common stock repurchase price was approximately $27.73 per share.

        In August 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each share of Snap-on’s outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of Snap-on’s common stock (“Acquiring Person”) or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and-fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of Snap-on having a market value equivalent to two times the current purchase price. If Snap-on is acquired in a merger or other business combination not approved by the Board of Directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire Snap-on without approval of Snap-on’s Board of Directors. The rights expire on November 3, 2007, and may be redeemed by Snap-on at a price of $0.01 per right under certain circumstances.

        Snap-on created a Grantor Stock Trust (“GST”) in 1998 that was subsequently amended. In conjunction with the formation of the GST, Snap-on sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders’ equity or on Snap-on’s Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the 2001 Incentive Stock and Awards Plan and employee and dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, votes the common stock held by the GST based on the terms set forth in the GST Agreement as amended. The GST is recorded as Grantor stock trust at fair market value on the accompanying Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders’ equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital. At January 3, 2004, the GST held 5,007,809 shares of common stock.

NOTE 17: COMMITMENTS AND CONTINGENCIES
Snap-on leases facilities and office equipment under non-cancelable operating leases that extend for varying amounts of time. Snap-on’s future minimum lease commitments under these leases, net of sub-lease income, were as follows:

Year Ending	(Amounts in millions)
2004	$ 27.7
2005	21.2
2006	16.3
2007	12.6
2008	11.2
2009 and thereafter	45.7

        Rent expense, net of sub-lease rental income, for worldwide facilities and office equipment was $33.0 million, $32.3 million and $32.1 million in 2003, 2002 and 2001.

        At December 28, 2002, SOC maintained a $25 million bank line of credit for working capital purposes, of which Snap-on was a 60% guarantor and CIT was a 40% guarantor. Borrowings under this facility totaled $11.0 million at December 28, 2002. SOC’s bank line of credit expired May 31, 2003, and was not renewed. CIT and Snap-on have agreed to fund SOC’s future working capital requirements on a 50/50 basis, with a combined maximum borrowing limit not to exceed $24 million. As of January 3, 2004, there were no outstanding amounts owed from SOC to this agreement. Refer to Note 9 for additional information.

        Snap-on has credit risk exposure for certain loan originations with recourse provisions against Snap-on. At January 3, 2004, and December 28, 2002, $14.1 million and $32.1 million of these loans, with terms ranging from six months to ten years, have a primary recourse provision to Snap-on if the loans become more than 90 days past due.

        The maximum potential amount of future payments that Snap-on could be required to make to SOC under the recourse provisions as of January 3, 2004, is $14.1 million, including $6.7 million that was originated in fiscal 2003. The asset value of the collateral underlying these recourse loans would serve to mitigate Snap-on’s loss in the event of default. The estimated fair value of the guarantees for all fiscal-2003 loan originations with recourse as of January 3, 2004, was not material. Refer to Note 9 for additional information.

        Snap-on provides product warranties for specific product lines and accrues for estimated future warranty cost in the period in which the sale is recorded. Snap-on calculates its accrual requirements based on historic warranty loss experience that is periodically adjusted for recent actual experience. The following is an analysis of Snap-on’s product warranty accrual for fiscal-year 2003 and 2002:

(Amounts in millions)	2003	2002
Warranty accrual:
Beginning of year	$11.6	$8.2
Additions	11.6	15.2
Usage	(10.7)	(11.8)

End of year	$12.5	$11.6

        Snap-on has government contracts with federal departments and agencies, two of which are presently under audit by the U.S. General Services Administration. The two contracts involve sales from March 1996 through February 2001, and sales since February 2001. The primary focus of these audits concerns the interpretation and application of the price reduction provisions of these contracts.

        On February 6, 2004, Snap-on received a letter from the Department of Justice indicating that they were seeking to discuss these audit findings with Snap-on before taking any further action. On March 2, 2004, the government provided Snap-on with their claim estimate of approximately $12 million for billing discrepancies relating to the audited contract periods from July 1997 through May 2002. Additional amounts could be claimed by the government for contract periods not covered by these audits. Snap-on intends to continue discussions with the government in an effort to advance its positions with respect to the government’s claims. At this time, Snap-on cannot predict the period of time any discussions will take, or the outcome or specific consequences of these matters, which could include settlement, civil litigation by the government to recover treble damages and other penalties under the False Claims Act, as well as suspension or debarment from future government business or other legal or administrative action. Should the government prevail in these matters, the impact on Snap-on’s results of operations would be material.

        Snap-on held more than 3,000 active or pending patents as of year-end 2003, and Snap-on vigorously prosecutes its claims and defends its patents in the ordinary course of business. In February 1998, Snap-on filed a complaint alleging infringement of certain of Snap-on’s patents by Hunter Engineering Company (“Hunter”). Hunter counterclaimed, alleging infringement of certain of its patents and one trademark. In April 2002, the court set a trial date of October 14, 2002, for various patents. In May 2002, Hunter alleged infringement of two additional patents for which a March 2003 trial date was later set. That trial date was vacated when the case was consolidated with the above litigation in October 2002.

        The October 14, 2002, trial date was later postponed by the court to October 30, 2002. On October 22, 2002, a settlement was reached between Snap-on and Hunter for all of the above-mentioned matters, and in the fourth quarter of 2002, a final, comprehensive agreement was reached in Snap-on’s favor for $10.8 million, net of related legal expenses incurred in the year.

        In 1996, Snap-on filed a complaint against SPX Corporation (“SPX”) alleging infringement of Snap-on’s patents and asserting claims relating to SPX’s hiring of the former president of Sun Electric, a subsidiary of Snap-on acquired in 1992. SPX filed a counterclaim alleging infringement of certain SPX patents. These patents, which related to engine analyzer products first introduced in the 1980s, have expired. As part of a binding arbitration process in 2001, the arbitrator ruled in favor of SPX and Snap-on was ordered to pay $44 million in damages to SPX. This obligation was paid in January 2002 and was recorded in Operating expenses on the accompanying 2001 Consolidated Statement of Earnings.

        Snap-on is also involved in various other legal matters that are being defended and handled in the ordinary course of business. Snap-on maintains accruals for such costs that it expects to incur with regard to these matters. Although it is not possible to predict the outcome of these other legal matters, management believes that the results will not have a material impact on Snap-on’s financial statements.

NOTE 18: SEGMENTS
Snap-on’s business segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. Snap-on’s reportable business segments include: (i) the Snap-on Dealer Group, (ii) the Commercial and Industrial Group and (iii) the Diagnostics and Information Group. The Snap-on Dealer Group consists of Snap-on’s business operations serving the worldwide franchised dealer van channel. The Commercial and Industrial Group consists of the business operations providing tools and equipment products to a broad range of industrial and commercial customers worldwide through direct, distributor and other non-franchised distribution channels. The Diagnostics and Information Group consists of the business operations providing diagnostics equipment, vehicle service information, business management systems, equipment repair services and other solutions for customers in the worldwide vehicle service and repair marketplace.

        Snap-on evaluates the performance of its operating segments based on segment net sales and operating earnings. Segment net sales are defined as total net sales, including both net sales to external customers and intersegment sales. Segment operating earnings are defined as segment net sales less cost of goods sold and operating expenses, including applicable restructuring and other non-recurring charges. Snap-on began allocating restructuring and other non-recurring charges to its reportable segments in fiscal 2003. Prior to fiscal 2003, Snap-on did not allocate such charges to the reportable segments. As a result, all prior-year segment information presented herein has been restated to conform to the 2003 presentation. Snap-on accounts for intersegment sales and transfers based primarily on standard costs with reasonable mark-ups established between the segments. Snap-on allocates shared services expenses to those segments that utilize the services based on a percentage of either cost of goods sold or segment net sales, as appropriate. Certain other prior-year reclassifications have been made to conform to the 2003 management reporting structure.

        Neither Snap-on nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

Financial data by segment is as follows:

(Amounts in millions)	2003	2002	2001
Net sales from
external customers:
Snap-on Dealer Group	$1,046.2	$1,014.6	$1,014.4
Commercial and
Industrial Group	1,011.4	929.0	917.5
Diagnostics and
Information Group	175.6	165.5	163.8

Total net sales	$2,233.2	$2,109.1	$2,095.7

Intersegment sales:
Snap-on Dealer Group	$27.0	$25.1	$26.9
Commercial and
Industrial Group	122.5	116.7	109.8
Diagnostics and
Information Group	133.4	168.9	157.4

Total intersegment sales	$282.9	$310.7	$294.1

Total net sales:
Snap-on Dealer Group	$1,073.2	$1,039.7	$1,041.3
Commercial and
Industrial Group	1,133.9	1,045.7	1,027.3
Diagnostics and
Information Group	309.0	334.4	321.2

Segment net sales	2,516.1	2,419.8	2,389.8
Intersegment eliminations	(282.9)	(310.7)	(294.1)

Total net sales	$2,233.2	$2,109.1	$2,095.7

        The following is a reconciliation of Snap-on’s segment operating earnings to earnings before income taxes:

(Amounts in millions)	2003	2002	2001
Operating earnings (loss):
Snap-on Dealer Group	$70.2	$89.6	$108.1
Commercial and Industrial Group	13.1	46.0	3.9
Diagnostics and Information Group	23.0	25.0	(17.1)

Segment operating earnings	106.3	160.6	94.9
Net finance income	43.8	37.7	35.7
Arbitration resolution(a)	-	-	(44.0)

Operating earnings	150.1	198.3	86.6
Interest expense	(24.4)	(28.7)	(35.5)
Other income (expense) - net	(9.0)	(8.4)	(3.5)

Earnings before income taxes	$116.7	$161.2	$47.6

(a) In 2001, the $44.0 million cost incurred for the resolution of patent arbitration was not allocated to the reportable segments.

(Amounts in millions)	2003	2002	2001
Total assets:
Snap-on Dealer Group	$779.9	$759.7	$805.0
Commercial and
Industrial Group	1,101.9	1,010.7	921.8
Diagnostics and
Information Group	189.9	198.5	208.7

Total from reportable segments	2,071.7	1,968.9	1,935.5
Financial Services	103.9	82.5	82.0
Elimination of
intersegment receivables	(37.1)	(57.3)	(43.2)

Total assets	$2,138.5	$1,994.1	$1,974.3

Capital expenditures:
Snap-on Dealer Group	$9.7	$15.0	$19.3
Commercial and
Industrial Group	15.2	23.9	29.5
Diagnostics and
Information Group	4.5	6.9	4.8

Total from reportable segments	29.4	45.8	53.6
Financial Services	-	-	-

Total capital expenditures	$29.4	$45.8	$53.6

Depreciation and amortization:
Snap-on Dealer Group	$27.1	$24.3	$28.3
Commercial and
Industrial Group	25.8	22.9	30.0
Diagnostics and
Information Group	7.4	4.5	9.7

Total from reportable segments	60.3	51.7	68.0
Financial Services	-	-	-

Total depreciation
and amortization	$60.3	$51.7	$68.0

Geographic Regions: Geographic data is as follows:

(Amounts in millions)	2003	2002	2001
Net sales:*
United States	$1,339.0	$1,358.7	$1,360.0
Europe	659.3	547.0	537.5
All other	234.9	203.4	198.2

Total net sales	$2,233.2	$2,109.1	$2,095.7

Long-lived assets:**
United States	$328.1	$351.9	$357.7
Sweden	172.7	143.3	117.9
Luxembourg	146.1	119.0	102.9
All other	168.8	148.1	141.1

Total long-lived assets	$815.7	$762.3	$719.6

*Net sales are attributed to countries based on the origin of the sale.
**Long-lived assets consist of Property and equipment — net plus Goodwill plus Other intangibles —net.

Products and Services: Snap-on derives revenue from a broad line of products and complementary services that are grouped into two categories: tools and equipment. The tools category is comprised of Snap-on’s hand tools, power tools, tool storage units, saws and cutting and pruning tools product offerings. The equipment category is comprised of vehicle service diagnostics equipment, vehicle service equipment, vehicle service information, business management systems and equipment repair service product offerings. Further product line information is not presented, as it is not practicable to do so. The following table shows the consolidated sales of these product groups in the last three years:

(Amounts in millions)	2003	2002	2001
Net sales:
Tools	$1,368.9	$1,281.7	$1,291.1
Equipment	864.3	827.4	804.6

Total net sales	$2,233.2	$2,109.1	$2,095.7

Quarterly Financial Information (Unaudited)

(Amounts in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003
Net sales	$543.1	$565.2	$525.6	$599.3	$2,233.2
Gross profit	245.4	246.1	221.8	251.4	964.7
Net earnings	21.4	22.3	17.7	17.3	78.7
Earnings per share - basic	0.37	0.38	0.30	0.30	1.35
Earnings per share - diluted	0.37	0.38	0.30	0.30	1.35
Cash dividends paid per share	$0.25	$0.25	$0.25	$0.25	$1.00
2002
Net sales	$510.0	$547.2	$502.4	$549.5	$2,109.1
Gross profit	235.7	251.4	227.8	250.0	964.9
Net earnings	24.5	29.2	19.2	33.1	106.0
Earnings per share - basic	0.42	0.50	0.33	0.57	1.82
Earnings per share - diluted	0.42	0.50	0.33	0.56	1.81
Cash dividends paid per share	$0.24	$0.24	$0.24	$0.25	$0.97

In 2003, net restructuring and continuous improvement charges totaled $30.1 million ($19.6 million after tax or $0.34 per basic and diluted share). Restructuring and continuous improvement charges were incurred throughout the year as follows: First quarter — $2.5 million; Second quarter — $3.0 million; Third quarter — $13.3 million; Fourth quarter — $11.3 million.

In 2002, net restructuring and other non-recurring charges totaled $5.1 million ($3.3 million after tax or $0.05 per basic share and $0.06 per diluted share). Restructuring and non-recurring charges (credits) were incurred throughout the year as follows: First quarter — $3.4 million; Second quarter — $1.4 million; Third quarter — $1.6 million; Fourth quarter — $(1.3) million. Non-comparable credits in 2002 totaled a net gain of $2.0 million ($1.3 million after tax or $0.02 per basic and diluted share). Non-comparable charges (credits) occurred as follows: First quarter — $ 2.6 million for the write-down of a receivable related to the closure of auto service centers associated with a major retailer’s bankruptcy; Fourth quarter — $(4.6) million net pretax benefit from the resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

2002 includes a pretax gain of $2.8 million ($2.8 million after tax or $0.05 per basic and diluted share) for the cumulative effect of a change in accounting principle for goodwill in the first quarter.

Management’s Responsibility for Financial Reporting

The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements include amounts based on informed judgments and best estimates by management. In management’s opinion, the financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with accounting principles generally accepted in the United States of America.

        Management relies on a system of internal accounting controls and procedures that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed in accordance with management’s authorization, that they are included in the financial records in all material respects, and that accountability for assets is maintained. The company maintains a staff of internal auditors that conducts operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

        Snap-on’s consolidated financial statements for fiscal 2003 and 2002 have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon appears herein. As part of their audit of Snap-on’s consolidated financial statements, Deloitte & Touche LLP considered Snap-on’s system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Deloitte & Touche LLP Snap-on’s financial records and related data.

        The Board of Directors has appointed an Audit Committee composed entirely of directors who are not employees of the company. The committee meets periodically and independently with management, internal auditors and the independent auditors to discuss Snap-on’s internal accounting controls, auditing and financial reporting matters. The committee reports to the Board of Directors on its activities and findings. The internal auditors and independent auditors have unrestricted access to the Audit Committee.

/s/ Dale F. Elliott	/s/ Martin M. Ellen
Dale F. Elliott	Martin M. Ellen
Chairman, President and	Senior Vice President - Finance
Chief Executive Officer	and Chief Financial Officer

Independent Auditors’ Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF SNAP-ON INCORPORATED:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated and subsidiaries (the “Company”) as of January 3, 2004 and December 28, 2002, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 29, 2001, were audited by other auditors who have ceased operations. Those auditors, whose report dated January 29, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the changes in accounting method for derivatives effective December 31, 2000 (explained in Note 11 to these consolidated financial statements), and pensions effective January 2, 2000 (explained in Note 13 to the consolidated financial statements).

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

        In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2004 and December 28, 2002, and the result of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of the Company for the year ended December 29, 2001, were audited by other auditors who have ceased operations. As described in Note 8, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 8 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and other indefinite-lived intangible assets as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 8 are appropriate.

        As discussed above, the consolidated financial statements of the Company for the year ended December 29, 2001, were audited by other auditors who have ceased operations. As described in Note 18, the Company began allocating restructuring and other non-recurring charges to its reportable segments in 2003. In addition, the Company changed the composition of its segments in 2002. The amounts in the 2002 and 2001 financial statements relating to reportable segments have been restated to conform to the 2003 presentation of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 financials statements. Our procedures included (i) agreeing the adjusted amounts of segment net sales from external customers, intersegment sales, earnings and assets to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

        In our opinion, the adjustments described above to present the transitional disclosures required by Statement No. 142 and to restate the reportable segments have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
February 3, 2004 (except for paragraphs 7 and 8 of
Note 17, to which the date is March 12, 2004)

Report of Independent Public Accountants

The following Report of Independent Public Accountants is a copy of a report that Arthur Andersen LLP previously issued in connection with Snap-on’s Annual Report on Form 10-K for the year ended December 29, 2001. Arthur Andersen LLP has not reissued this report in connection with the preparation of Snap-on’s financial statements as of and for the periods ended January 3, 2004, and December 28, 2002. The Arthur Andersen LLP report does not extend to transitional disclosures required by SFAS No. 142, the restatement of presentation of reportable segments or reclassified amounts for the period ended December 29, 2001. These transitional disclosures and restated and reclassified amounts are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF SNAP-ON INCORPORATED:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of Snap-on’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chicago, Illinois
January 29, 2002

Directors and Corporate Organizations

BOARD OF DIRECTORS

DALE F. ELLIOTT a,* e	LEONARD A. HADLEY [b,e]	FRANK S. PTAK [a,e]
Chairman of the Board, President	Retired Chairman of the Board,	Vice Chairman
and Chief Executive Officer	President and Chief Executive Officer	Illinois Tool Works Inc.
Snap-on Incorporated	Maytag Corporation	Director since 2000
Director since 2001	Director since 1997
BRUCE S. CHELBERG a, b, c*	ARTHUR L. KELLY a, d, e*	EDWARD H. RENSI [c,e]
Retired Chairman of the Board	Managing Partner	Owner and Chief Executive Officer
and Chief Executive Officer	KEL Enterprises L.P.	Team Rensi Motorsports, and
Whitman Corporation	Director since 1978	Retired President and Chief Executive Officer of McDonald's U.S.A.
Director since 1993		Director since 1992
ROXANNE J. DECYK a, c, d*	W. DUDLEY LEHMAN [d]	RICHARD F. TEERLINK a, b*, c
Senior Vice President - Corporate	Group President - Business to Business	Retired Chairman of the Board
Affairs and Human Resources	Kimberly-Clark Corporation	and Chief Executive Officer
Shell Oil Company	Director since 2003	Harley-Davidson, Inc.
Director since 1993		Director since 1997
JOHN F. FIEDLER	JACK D. MICHAELS [c,d]	BOARD COMMITTEES:
Retired Chairman of the Board	Chairman of the Board	a: Executive Committee
and Chief Executive Officer	and Chief Executive Officer	b: Audit Committee
BorgWarner Inc.	HON INDUSTRIES	c: Organization and Executive Compensation Committee
Director since 2004	Director since 1998	d: Corporate Governance and Nominating Committee
e: Finance Committee
	LARS NYBERG [b,d]	* Denotes Chair
Chairman of the Board
NCR Corporation
Director since 2002

CORPORATE MANAGEMENT

DALE F. ELLIOTT	MARTIN M. ELLEN	BLAINE A. METZGER
Chairman of the Board, President	Senior Vice President - Finance	Vice President - Finance and Treasurer +
and Chief Executive Officer +	and Chief Financial Officer +
ALAN T. BILAND
Vice President - Chief Information Officer and	CONSTANCE R. JOHNSEN	MICHAEL F. MONTEMURRO
President - Diagnostics and Information	Vice President and	Senior Vice President and President -
Group +	Controller +	Worldwide Snap-on Dealer Group +
SHARON M. BRADY	JOHN A. KIELICH	WILLIAM H. PFUND
Vice President and	Vice President - Planning and	Vice President - Investor Relations
Chief Human Resources Officer +	Snap-on Business Process
JEFFREY N. EGGERT	SUSAN F. MARRINAN	NICHOLAS T. PINCHUK
Vice President - Snap-on Tools Operations +	Vice President, Secretary	Senior Vice President and President -
	and Chief Legal Officer +	Worldwide Commercial and Industrial Group +

OPERATING MANAGEMENT

DONALD E. BROMAN	DAVID R. ELLINGEN	MARK S. PEZZONI
Vice President and General Manager -	President and Chief Executive Officer -	President - Specialty Products
Worldwide Industrial Sales	Mitchell Repair Information Company LLC
OH KEH CHAI	RAMON IRIONDO	GERALD E. SEEBECK
President - Asia-Pacific	President - Eurotools Group	President - Power Tools
DAVID E. COX, JR	THOMAS L. KASSOUF	GIULIANO SPAGGIARI
Vice President - North American	President - Worldwide Equipment	Vice President - Equipment Europe
Technical Sales
C. JOHN CREECH	JEAN-PIERRE LEVREY	WILLIAM J. TOBIAS
President - Snap-on Tools Japan	President - Bahco Group	General Manager - EquiServ
	NICHOLAS L. LOFFREDO	THOMAS J. WARD
	Vice President - Sales,	President - Diagnostics
Worldwide Dealer Group
+ Denotes Executive Officer